Form 20-F
period 2006-12-31
Black Diamond Holdings Corp
filed 2007-07-09
CIK 1369128

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F

(Mark One)

_____	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.
or
X	Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2006.
or
_____	Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.
For the transition period from _____________ to ____________. .

Commission file number 000-52145

Black Diamond Holdings Corporation

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)

(Jurisdiction of incorporation or organization)

Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,577,223 at December 31, 2006

1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes _X_No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934___Yes X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) X Yes _ No; and (2) has been subject to such filing requirements for the past 90 days. X Yes No.

Indicate which financial statement item the registrant elects to follow: X Item 17 Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __	Accelerated filer __	Non-accelerated filer _X_

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes X No

2

Black Diamond Holdings Corporation
Table of Contents
			Page No.
Part I
Item	1.	Identity of Directors, Senior Management and Advisors	5
Item	2.	Offer Statistics and Expected Timetable	5
Item	3.	Key Information	5
Item	4.	Information on the Company	11
Item	5.	Operating and Financial Review and Prospects	15
Item	6.	Directors, Senior Management and Employees	18
Item	7.	Major Shareholders and Related Party Transactions	21
Item	8.	Financial Information	21
Item	9.	The Offer and Listing	22
Item	10.	Additional Information.	23
Item	11.	Quantitative and Qualitative Disclosures About Market Risk	30
Item	12.	Description of Securities Other Than Equity Securities	30
Part II
Item	13.	Defaults, Dividend Arrearages and Delinquencies	31
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	31
Item	15	Controls and Procedures	31
Item	16	[Reserved by SEC]	31
Item	16A	Audit Committee Financial Expert	31
Item	16B	Code of Ethics	31
Item	16C	Principal Accountant Fees and Services	31
Item	16D	Exemptions from the Listing Standards for Audit Committees	31
Item	16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	31

Part III
Item	17.	Financial Statements	31
Item	18.	Financial Statements	31
Item	19.	Exhibits	31
Signatures			32

PART I

     Introduction. Black Diamond Holdings Corporation (together with its subsidiaries, referred to as “Black Diamond,” “Company”, “we”, “our” or “us”), a British Columbia corporation organized in 2000, distributes adult beverages (wine and spirit products) in Canada and the United States. Historically, we have sold most of our products, as a distributor, in Canada (British Columbia and Alberta), and a small amount has been sold in New York. We are now implementing a business plan to produce and market our private label of Liberty Valleytm wine products in the United States.

     Item 1. Identity of Directors, Senior Management and Advisors. The president of the Company is Bradley J. Moynes, Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8; and the chief financial officer of the Company is Brian Cameron, 12538 - 52A Avenue, Surrey, British Columbia, V3X 3K3. See Item 6 for further information.

     The Company’s audit firm is Watson Dauphinee & Masuch, Suite 420, 1501 West Broadway, Vancouver, British Columbia V6J 4Z6. For further information, see Item 16C and the financial statements under Item 8.

Item 2. Offer Statistics and Expected Timetable. Not applicable.

Item 3. Key Information. A. Selected Financial Data.

     The following selected information should be read in conjunction with the Company’s financial statements, and notes, filed with this Form 20-F. This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

     The financial information is presented on the basis of generally accepted accounting principles in Canada. With respect to the Company’s financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see note 15.

Selected Consolidated Financial and Operating Data

	Year Ended December 31

Operating Data	2006	2005	2004

Sales - gross profit, net of cost of sales	$ 3,204	$ 36,176	$ 123,516

Operating profit			73,563
(Loss) for the year	(440,672)	(273,567)	(118,432)

(Loss) per common share – basic and diluted	(0.04)	(0.028)	(0.01)

Weighted average number of shares outstanding	12,109,393	9,629,693	9,168,780

	At	At
Balance Sheet Data	December	December
	31, 2006	31, 2005

Current assets	113,145	55,517

Current liabilities	269,931	194,375

Total assets	113,145	55,517

Share capital	1,025,342	599,198

Accumulated Shareholders’ deficit	(1,390,984)	(950,312)

Dividends per common share	-0-	-0-

Exchange Rates

     The Company’s financial statements are stated in Canadian dollars. Due to the fact that the Company is a Canadian corporation and has done all of its business in the last three fiscal years in Canadian dollars, this item is not applicable for this Form 20-F registration statement. The Company had a loss on foreign exchange of $(8,565) in 2006 and realized a gain on foreign exchange of $6,817 in 2005 respectively, and a gain of $27,931 in 2004. These gains, and the loss, were due to currency swings between the Canadian and United States dollar. We believe that these amounts are not sufficiently large in the context of the Company’s operations to require presentation of exchange rates during the three years.

     In this Form 20-F, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. The Bank of Canada closing exchange rate on Dec. 31, 2006 was Cdn$0.8581 per US$1.00.

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2006, using:

•13,577,223	shares outstanding on an actual basis; and
•14,077,223	shares outstanding on an as adjusted basis to reflect changes through May 31, 2007.

     You should read this information together with our consolidated financial statements, including the related notes, and Item 5, “Operating and Financial Review and Prospects.”

	December 31, 2006
	Actual	As Adjusted

Cash and cash equivalents	$23,283	$72,546

Long-term obligations, less current portion	$199,456	$199,456
Shareholders’ deficiency
Share capital, without par value,
13,577,223 shares outstanding, actual; 14,077,223
shares as adjusted	$1,025,342	$1,134,692
Accumulated deficit	$(1,390,984)	$(1,465,984)
Shareholders’ deficiency	$(356,242)	$(331,292)
Total Capitalization (long-term debt plus
shareholders’ deficiency)	$(156,786)	$(131,836)

     As adjusted information is presented as of May 31, 2007; as adjusted shares and shareholders’ deficit excludes 500,000 common shares issuable upon the exercise of warrants outstanding as of May 31, 2008, with an exercise price of $0.40 per share.

C.	Reasons for The Offer and Use of Proceeds. Not applicable.

D.	Forward Looking-Statements and Risk Factors.

     Forward-looking Statements. In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document make up "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words "anticipate", "believe", "estimate", "expect", "may", "will", "continue" and "intend", and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The "risk factors" below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors.

Risks Related to the Business

     We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2006, we recorded a net loss of $ 440,672 from operations. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the financial statements, our ability to continue operations is uncertain. We will need additional capital to fully implement our business plan of selling the Liberty Valley TM product line to United States consumers.

     The working capital deficit at December 31, 2006 was $165,686 (approximately $170,000 at May 31, 2007). Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders). We are estimating that at least $500,000 will be needed to begin an active marketing campaign for the Liberty ValleyTM wines, produce the products in anticipation of sales, and pay general and administrative costs pending receipt of revenues from selling the product. A full implementation of our business plan for the Liberty Valley™ product line will be delayed until the necessary capital is raised. We are seeking sources of equity capital, but there are no agreements in place as of the date this Form 20-F is filed. See Item 5, “Operating and Financial Review and Prospects.”

     We are dependent on three officers to run our business, and may not be able to recruit and retain the key personnel needed to build and run a large wine marketing organization. We are dependent on our president Bradley J. Moynes, vice president James Robert Moynes, and chief financial officer Brian Cameron, to run our business at the present time. As we begin a large marketing campaign for the Liberty Valleytm portfolio, we will have to recruit personnel with experience in adult beverage marketing. The Company is early stage, so we may not be able to successfully attract and retain such persons.

     The Company may not be able to effectively compete in the adult beverage production and sales market. We have distributed wine and spirit products in Canada and the United States previously. Our new business plan is to introduce and sell our own branded Liberty Valleytm wines portfolio in the United States.

     The premium table wine industry is intensely competitive and highly fragmented. There are approximately 3,700 wineries in the United States alone; the largest sell wine under their proprietary labels and are vertically integrated with their own vineyards, and supplement their grape inventory through contracts with independent producers. Other wineries bottle wine for various private label distributors.

     Our products may compete in the premium wine market segments with many other premium domestic, and foreign, wines. Our wines may also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive brand portfolios. Being a fairly new and smaller company than many of our competitors who have greater financial, technical, marketing and public relations resources than we presently have, may put us at a disadvantage. We may be unable to compete successfully against other producers.

     We may not be able to establish and maintain an effective distribution network in the United States. The success of the Liberty Valleytm product line will depend first on setting up distribution agreements with established beverage distributors who will market the wines to their retail outlet and restaurant customers; and second, on consumers buying the products. Presently, we are in negotiations with two large distributors but final terms have not been agreed upon. We expect the distributors we appoint to resell the products principally to retail outlets including grocery stores, package liquor stores, club and discount stores, and restaurants. The replacement or poor performance of a distributor, or an inability to collect accounts receivable, could materially and adversely affect the Company’s results of operations and financial condition. Distribution channels for adult beverage products have been consolidating in recent years. In addition, retailers of the Liberty Valleytm brand will also be offering other wines that will compete directly with ours for retail shelf space and consumer purchases. There is a risk that resellers may give higher priority to competing products. Our distributors may not continue to repurchase our products or provide their customers with adequate levels of promotional support.

     Reliance on limited product sources may adversely impact the Company. We are currently negotiating a supply source from a leading California Winery to produce, bottle, label and ship Tier I and Tier II Liberty Valley™ wines. We may seek another source for Tier III (the Signature Series). Assuming we sign agreements for the products, we will be dependent on their timely production and shipping of product that meets our specifications. Failure to meet our specifications could result in alternative sourcing, which may cause interruption to our business.

     The Liberty Valleytm product line has not been demonstrated to have broad consumer appeal. We have sold only a limited amount of the new product line. While we have spent considerable time and capital investing in the market opportunity and there is no assurance Liberty Valley ™ will have broad consumer appeal. After investing time and capital into initial production runs, the products may not sell in expected volumes. The Company is not a large corporation introducing a new product, with the ability to absorb the losses of a failed market introduction. Such a failure could harm the Company’s ability to stay in business.

     Variable sales may cause stock price variances. The adult beverage distribution industry is subject to seasonal and quarterly fluctuations in revenues and operating results. Sales volume tends to increase during summer months and the holiday season, but decrease after the holiday season. As a result, our sales and earnings are likely to be highest during the fourth quarter and lowest in the first quarter. This may cause fluctuations in the market price of our common stock.

     Vineyard disease and other factors could adversely impact operations. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions can affect the quality and quantity of grapes available to the vineyards we will sign up. Many California vineyards have been infested in recent years with phylloxera. It is possible that our producers’ vineyards could be infected with current or new strains of phylloxera. Pierce's Disease is a vine bacterial disease that has been in California for more than 100 years. Both of these diseases are hard to control after infestation. In addition, future government restrictions on the use of fertilizers and other materials in grape growing may increase vineyard costs and/or reduce production. Grape growing also requires adequate water supplies. A substantial reduction in water supplies could result in material losses of grape crops and vines. If these factors impact our producers, our costs may be increased thus affecting profitability.

     Our business requires vigilant protection of intellectual property. Our Liberty Valleytm wines are branded consumer products. The market’s ability to distinguish our brand name from the competition depends, in part, on the vigilant enforcement of the name. Competitors may use trademarks, trade-names or brand names that are similar to ours, which could weaken our intellectual property rights. If competitors infringe on our Company, we may have to litigate to protect the rights. Litigation is expensive and would divert attention from business operations, and the end result of any litigation is uncertain.

     Product liability claims could adversely impact the business. A discovery of contamination in any of our wines, through tampering or otherwise, could result in a product recall, which would significantly damage our reputation and could seriously harm our business and sales. Although the Company will maintain insurance against such risk, it might not be enough to cover liabilities.

     Increased excise taxes or changes in government regulation could hurt operations. The sale of beverage alcohol products in the United States is subject to excise and other taxes, which change from time to time. Significant increases in these taxes could materially and adversely affect the Company’s financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. New or increased licensing fees, requirements or taxes could also have a material adverse effect on the Company’s financial condition or results of operations.

     The beverage alcohol products industry is subject to extensive regulation by federal, state and local governmental agencies concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Some federal and state regulations also require warning labels and signage. Changes could require re-labeling of our wines, which is expensive and time-consuming, because any changes must be approved by the Alcohol and Tobacco Tax and Trade Bureau, US Department of the Treasury, (the “TTB”).

Risks Related to Our Stock

     If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

     If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTCBB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market –see the next risk factor.

     The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

     As "penny stock," our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

     Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Item 4. Information on the Company

A. History and Development of the Company.

     The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at 4th Floor, 888 Fort Street, Victoria, British Columbia V8W 2K1. The corporate office is at suite 600, 595 Hornby Street, Vancouver, British Columbia V6C 2E8; telephone 604.646.5620. We do not have an agent in the United States.

B. Overview

     Since 2001, we have been engaged in the distribution of adult beverage products in Canada (primarily in the Provinces of British Columbia and Alberta), through our wholly owned subsidiary, Black Diamond Importers Inc. Beginning in mid-2003, we began marketing private label wine products in the United States under the “Liberty Valley”tm name and label, with red and white wines produced in Argentina. These activities were conducted through Black Diamond Importers, Inc., a wholly-owned subsidiary. The trademark “Liberty Valley ™” originally was issued by the United States Patent and Trademark Office to Black Diamond Holdings, Corp and is now owned by its 100% solely owned subsidiary, Liberty Valley Wines, LLC (LVW). We have ceased almost all operations in the Canadian distribution business, and are now preparing to distribute our Liberty Valley ™ product line in the United States. Our wine will be sourced within the United States.

Business in Canada

     Our business began with securing the Canadian distribution rights to a United States produced infused vodka product known and branded as Zone Vodka, which had not previously been sold in Canada. We negotiated Canadian distribution rights with the manufacturer and started up a sales and marketing strategy based on creating demand without mass advertising.

     The provincial government controls the distribution of adult beverages in Canada and specifically British Columbia. Retail distribution is facilitated through government operated liquor stores and through private beer and wine stores or local agents acting on behalf of the government. For all products imported into British Columbia, the Liquor Distribution Branch (the “LDB”) is the “importer of record.” The LDB sets listings and prices and only those products that secure a listing are made available to the consumer. Sales quotas must be maintained for products to keep their listing.

     We were successful in establishing brand recognition in the restaurant and licensed establishment industry to create consumer awareness, and through this a retail demand for its licensed products and consequent listing of these products with the British Columbia LDB. We believe that but for our strategy of creating demand in this manner, a number of products would not have obtained LDB listing and the products would never have been sold in Canada. We refer to this strategy as “pull marketing.” We established the Company as a reputable Canadian distributor of premium adult beverage products. Of critical importance was the identification of new high quality lifestyle products that did not have distribution in Canada and specifically Western Canada. The strategy of driving consumer interest in potential new product listings led to negotiating licensing agreements for a diversified group of product offerings. We secured licenses to distribute Zone Vodka and Redrum as well as a collection of unique French, Argentinean and Chilean wines and tequila products.

     Due in part to the structure and regulation of the Canadian beer, wine and spirits industry, the key to success as a distributor requires the securing of listings of products with the local liquor distribution agencies and providing consumer awareness for the products distributed. Capital requirements were limited given that once a listing was secured, the purchaser became the LBD. This made entrance into the business more dependent upon the quality of product and securing the listing, than upon capital necessary to procure inventory. The Company utilized pull marketing to secure listings for its licensed products and established a reputation for quality and support for the British Columbia and Alberta liquor distribution authorities.

     While the Canadian business model had attractive features, it was constrained by very small margins and a relatively small consumer base. Growth of the business was a direct function of volume and price. We considered purchasing and/or joint venturing with other distributors whose primary value was the quality of their listings. However, like the Company’s business in Canada, often the value of the smaller distributors depends on relationships they hold with the producer (i.e. the distiller or the vintner). In the absence of a continuing and quantifiable relationship with the producer, value can’t be quantified. Thus, after reviewing several potential acquisitions, we concluded that either substantial capital was required to purchase mature distributors, or in the case of smaller enterprises, the long-term value could not be adequately quantified. Therefore, expansion through acquisition was not pursued.

     We began to identify other business opportunities in wine and spirits, and in particular, private labeling our own product for distribution in the United States, where we believe the opportunities for profit margin are significantly greater. In the United States, generally, the adult beverage distribution industry is subject to labeling and production regulations, and taxation, but products are sold by the private sector without having to be approved (“listed”) by the government.

Business in the United States Liberty Valley Private Label

     In November 2001, management visited New York City and met with a local chamber of commerce to establish a format for the distribution of a private labeled wine product, known as “Liberty Valley”tm, using a “cause marketing” plan for a chamber to assist in providing product awareness and access to restaurants and wine bars. We view cause marketing as a variant on our basic pull marketing strategy, except that it will involve our own “private labeled” products. Part of the cause marketing strategy is to make donations to chambers of commerce or charities, as a means of enlisting the assistance of persons who have business contacts in the restaurant, and wholesale and retail beverage distribution industry, to get visibility (brand awareness) for our product.

     We private labeled (had produced and bottled wines bearing our own label) the “Liberty Valley”tm Valor Series with compliance and approvals from the BATF – see below. These Cabernet Sauvignon and Chardonnay products were bottled by vintners in Argentina and shipped to the United States. We appointed a national distributor (MHW Ltd. of Manhasset, New York) to serve as the national distributor for the initial Liberty Valleytm product line, and began a limited sales and marketing program in New York in mid-2003. MHW also provided shipping and related services. See Item 5, Operating and Financial Review and Prospects. There is no current agreement with MHW.

Trademark and TTB Approval

     The United States Patent and Trademark Office originally issued to Black Diamond Holdings, Corp. a registered trademark for the Liberty Valleytm name. In 2005, the trademark was sold for $1.00 to Liberty Valley Wines LLC.

     All labels for wine and spirit products sold in the United States must be approved by the Alcohol and Tobacco Tax and Trade Bureau, United States Department of the Treasury, (the “TTB”) under the Federal Alcohol Administration Act the first Liberty Valleytm label (for an Argentinean produced wine) was submitted to the TTB for approval, and was approved by the TTB on January 14, 2003. The label is unique because it bears an image of the Statue of Liberty, a United States historical monument. The placement of an image of a national historic monument on a wine or spirit label is unique and to our knowledge we hold the only such right to respect to the Statue of Liberty.

     Redesigned labels and a marketing plan for the Liberty Valleytm wine collection, with improved quality images of the Statue of Liberty, were submitted to the TTB and approved on July 28, 2006

     The Company launched its United States marketing and sales program in August, 2003. During 2004, we developed significant interest for Liberty Valleytm in New York City with representatives of the wine industry, the financial community and political circles. The Company’s President, Brad Moynes, was a guest at a United Nations networking event where Liberty Valleytm wines were showcased, participated in the Veteran’s Day Parade, and proudly supported New York revitalization efforts, and attended events with the City’s mayor and other dignitaries. Further contacts have been developed in 2006 and 2007.

Marketing and Distribution Cause Marketing

     “Cause marketing” is traditionally understood as a commercial relationship between a charity and a company, which involves associating a charity’s logo with a brand, product or service. The association encourages sales of the product as well as raising funds for the charity. We have intended to develop a variant of cause marketing by agreeing to make contributions to the charities supported by businessmen who have contacts in the wholesale and retail wine distribution industry, as well as the restaurant industry. Contributions will be based on sales volumes (a percentage of gross sales to the introduced contacts), and will be recorded as a cost of sales. We are currently pursuing agreements in principle with various foundations to support our cause marketing programs. In our previous business activities in New York, we conducted a cause marketing program with one of the local chambers of commerce.

Distribution

     We are in negotiations with several large wine and spirit distributors, as well a multi-state retailer, to represent our portfolio in the United States. We would anticipate that our relationship will be such that the distributor will purchase product directly from us at standard commercial margins within our industry on a wholesale basis.

Wine Supply and Source

     We have formulated a comprehensive production relationship with a Lodi, California winery for the Tier I and Tier II Liberty Valleytm portfolio (see below). The winery is an established mid-size vintner that specializes in private label, and produces wine from its own vineyards and from grapes bought from other producers. We expect the relationship to provide consistent quality, firm pricing, bottling, labeling, shipping, and assistance with label compliance from the TTB. As of the date this Report is filed, we are initiating a test production run of approximately 1,100 cases of wine, to be test marketed in the United States in the third & fourth quarter 2007. We do not have a long term contract with the Lodi, California winery. Product now is being produced (and bottled and labeled) on a “one order at a time” basis.

Product Offerings:

     We intend to offer a three-tiered price-break portfolio of Liberty Valleytm products. We believe each will be of higher quality than competing products. Tiers I and II are expected to be produced from the Lodi, California winery. Tier III likely will be sourced from a Napa Valley, California producer not yet selected.

  Tier I - the Valor Series - will be a Cabernet Sauvignon and a Chardonnay, with a suggested retail price of approximately US$6.95 per bottle. The product will target national retailers and volume accounts. The label is a redesigned version of the original Liberty Valleytm from 2003.
  Tier II - the Freedom Series – will be a Cabernet Sauvignon, Merlot and a Chardonnay, with a suggested retail price of approximately US$9.95.
  Tier III - the Signature Series – will be a Pinot Noir and a Chardonnay, super premium, priced in the US$19.95 range. These wines will be targeted to exclusive hotels and restaurants, national retail accounts, and other selected markets.

Distribution Agreements:

     We are presently seeking distribution relationships with several major distribution companies in the United States who collectively cover the majority of the United States wine and spirits market. No agreements have been signed to date.

Competition

     Sustained growth in per capita wine consumption in the United States, and an increasing number of domestic and foreign wine producers has created an extremely competitive environment for the Company. The successful marketing of our quality and reasonably priced wines, with the distinctive Liberty Valleytm label, will depend on the ability of our cause marketing contacts to induce the end-point retailers (liquor and wine outlets, restaurants, etc.) to feature and recommend our products.

     However, new quality wine products are introduced to the United States market every year, and many of the established brands are backed by large and well financed companies with a history of successful sales with distributors. We cannot offer assurance that our marketing efforts will be successful.

The Company’s Organization Structure.

Black Diamond Holdings Corporation (the “Company”):

Black Diamond Importers, Inc. – British Columbia corporation – 100% subsidiary.

Liberty Valley Wines, LLC – Delaware limited liability company – 100% subsidiary.

Property, Plant and Equipment.

The Company currently leases office space (approximately 300 square feet) at Suite 600, 595 Hornby Street, Vancouver, British Columbia V6C 2E8; this lease is for $2,000 per month on a month to month basis.

     Warehouse space for Canadian product inventory is provided by Container World, a British Columbia company. Container World provides inventory management, prepares and executes customs and duties forms, and freight forwarding services for the Company. Similar services for the initial Liberty Valleytm product launch in the United States in 2003 have been provided by MHW Ltd. (Manhasset, New York) in 2003, 2004 and 2005. See Item 5, Operating and Financial Review and Prospects.

     We own computer and office furniture and equipment with a depreciated cost of $2,017 at December 31, 2006. See note 4 to the financial statements.

Item 5. Operating and Financial Review and Prospects.

     The Company's financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of December 31, 2006 there were no material differences in result between the two GAAP presentations.

     The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. We anticipate that almost all of our sales will be made to the United States. If currency exchange rates fluctuate substantially, cash flows from operations could be impacted negatively or positively, depending on direction.

15

A. Operating Results.

Fiscal Year Ended December 31, 2006, Compared to Fiscal Years Ended December 31, 2005.

     Revenues decreased from $291,091 in 2004 to $124,847 in 2005, and to $5,105 in 2006, as we scaled back the Canadian importing and distribution business to concentrate on setting up the Liberty Valley marketing strategy in the United States. Operating losses in each of 2005 and 2006 reflect our investment in the development of the Liberty Valley brand and marketing strategies. In 2006, we spent significantly more ($98,113) in professional fees for legal and accounting. This is the direct result of filing a registration statement for our Company with the Securities and Exchange Commission in the United States. Consulting fees increased slightly ($11,868) as did management fees paid to our officers and senior management (an increase of $66,756). We had negligible sales in 2006 as we continued to invest in the completion of our market development for Liberty Valley Wines. Overall our operating expenses increased by a total of $118,751 over 2005 from an amount of $316,560 to an amount of $435,311.

     In 2005 we realized that our company had a much greater opportunity for the distribution of its own branded product in the United States. We pursued the goal set out in our operating plan to develop a label which appealed to the United States consumer, source the product from United States vintners and enter into strategic distribution agreements in the United States. This activity consumed human and financial capital in 2005, a process that continued through much of 2006. During 2006, we completed our branding for the Liberty Valley trademark and related products and established key strategic partnerships in production and distribution. At the date this Report is filed, we are in negotiations with a well established California based winery who will provide production and distribution access for us as well as distribution capacity for our initial product introduction, Tier I Valor Series, Cabernet Sauvignon and Chardonnay.

     Accounting and legal expenses increased by 419% as a direct result of filing our registration statement and securing an upgraded listing on the OTCBB market system in the United States. Advertising and promotion costs increased by $9,110 or 20.6% over the preceding period as a result of incurring additional costs associated with completing the branding. Amounts paid on account of consulting fees increased by $11,868 over the preceding period or 28.8% as a result of increased use of third party consultants to implement our business strategies. Distributor fees decreased by 49.7% as a result of the general reduction in sales during the period. Management fees paid or accrued during the period increased by $66,756 or 96.4% due to accruals set up for certain members of senior management in respect of contracts held by these individuals with the Company. All other operating costs increased marginally reflecting the increased cost of conducting business generally.

     Net loss for the year was $440,672, an increase of 60.08% over the preceding year, is wholly attributable to increased costs of development associated with the marketing plan in the absence of any material gross sales during the period.

B. Financial Position

     The year end working capital deficiency was $165,686 compared to $148,225 as at the previous year end an increased of $17,461 or 11.8% . This modest incremental growth in working capital deficiency is the result of a net increase in accrued liabilities offset against an increase in our inventory positions as at December 31, 2006.

C. Financing, Liquidity and Capital Resources.

     In 2006, management developed strategic partnerships with vendors and distributors to mitigate the need for outside capital. During the period, we also secured a total of $427,603 of equity capital net of issuance costs. The capital was utilized to fund the operating costs associated with operating the business.

     At least $500,000 will be needed to implement the business plan of having sufficient Liberty Valley products produced and bottled to support a United States marketing campaign. Some additional capital will be needed to liquidate current liabilities not owed to affiliates. We are seeking equity financing but presently, at the date this Report is filed, have no agreements in place to raise the capital.

D. Subsequent Events.

There are two subsequent events beyond December 31, 2006.

     Black Diamond completed a brokered private placement of 500,000 units at a price of US$0.225 per unit and secured a total of US$112,500. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.40 until May 31, 2008.

     Liberty Valley Wines LLC, Black Diamond’s wholly-owned subsidiary, is negotiating terms to sell a 50% interest in its brand and related trademarks of Liberty Valley to a strategic partner, a well established winery located in California, in consideration of which the partner will provide commercial terms on inventory and establish marketing and distribution programs for the product. At the date of filing this Report, no agreement has been executed.

E. Transactions with Related Parties.

During the year ended December 31, 2006, Black Diamond

Paid management fees to its President and Vice President in the aggregate sum of $136,116.

Paid consulting fees to its Chief Financial Officer of $33,116.

and

Paid $17,965 interest on outstanding debt to a relative of the President and Vice President.

F. Research and Development, Patents and Licenses, Etc. Not applicable.

G. Trend Information.

     Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

H. Off-Balance Sheet Arrangements. Not applicable.

Item 6. Directors, Senior Management, and Employees

A. Directors, Senior Management, and Employees.

     The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent. Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (37)	President and CEO, and Secretary-Treasurer of the Company since
President, Chief Executive Officer,	December 2000. From June 2000 until he became an officer and
and Director	Director of the Company, Mr. Moynes was an Investment Advisor
with Canaccord Capital Corp. From May 1997 to May 2000, he was
an Investment Advisor with Georgia Pacific Securities Corp.
Canaccord and Georgia Pacific are broker-dealer firms registered in
Canada. Mr. Moynes attended Orange Coast College in Costa Mesa,
California from 1989 to 1991.

Brian Cameron (54)	CFO of the Company and a director since March 11, 2005. Since
Chief Financial Officer, and	1982, Mr. Cameron has been the managing partner for Cameron &
Director	Associates, a financial consulting firm based in Vancouver, British
Columbia. Mr. Cameron serves as the CFO of several public and private corporations. . In 1974, Mr. Cameron received a Bachelor of
Commerce from the University of British Columbia. Mr. Cameron serves as CFO of Battery and Wireless Solutions Inc. a British
Columbia publicly traded corporation listed for trading on the Toronto
Venture Exchange as well as several private Canadian and United
States private companies. None of the enterprises for which Mr.
Cameron serves as CFO are SEC registered. Dates of service with these companies commenced in 2003.

James Robert Moynes (62)	Vice-President of the Company since December 2000. From 1986 to
Vice-President	1997, Mr. Moynes was a licensed real estate salesman in British
Columbia. He was retired from 1997 until he became an officer of the
Company in December 2000. Mr. Moynes and his wife Georgia
Moynes (a principal shareholder of the Company) are the parents of
Bradley J. Moynes.

B. Compensation.

SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid to the three executive officers of the Company in the three fiscal years ended December 31, 2006. The table includes compensation paid for service by such persons to subsidiaries.

18

Executive Compensation Plans and Employment Agreements

					Long Term Compensation
		Annual Compensation				Awards Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
Name				Annual	Restricted		LPIT	All Other
and Current				Compen-	Stock	Options(6)	Pay-	Compen-
Principal				sation	Award(s)	or	Outs	sation
Position	Year	Salary($)	Bonus($)	($)	($)	SARs(#)	($)	($)(7)

Bradley J. Moynes,	2006	$60,000	$ -0-	$-0-	$ -0-	-0-	$-0-	$ -0-

President and CEO	2005	$34,680	-0-	-0-	-0-	-0-	$-0-	-0-
	2004		-0-	-0-	-0-	-0-	-0-	-0-

James Robert	2006	$60,000	$ - 0-	$ -0-	$ -0-	-0-	$-0-	$ -0-
Moynes,
Vice-President	2005	$34,680	-0-	-0-	-0-	-0-	-0-	-0-
	2004		-0-	-0-	-0-	-0-	-0-	-0-

Brian Cameron,	2006	$33,116	$ -0-	$ -0-	$ -0-	-0-	$-0-	$-0-
CFO

Management Agreements

     On January 1, 2003, the Company signed ten-year Management Agreements with Brad J. Moynes and James Robert Moynes, to pay US$36,000 annually to each for service as officers. In 2005 and 2004, US$34,680 and US$20,000 was paid to each of them; the balance which would have been owed under the Management Agreements was waived by them. Nothing was paid to them in 2003, and they have waived all amounts for 2003.

     On February 25, 2005, the Company signed a three month Consulting Agreement (for general financial and business consulting services) with Cameron & Associates, and paid C&A $10,500 for the three months ending April 30, 2005. On July 22, 2005, the Company signed a six month Consulting Agreement with C&A (through December 31, 2005), and paid C&A $21,000; this agreement also covered general financial and business consulting services. Brian Cameron is the sole owner of C&A. There presently is no written agreement between C&A and the Company for Mr. Cameron’s continuing service as an officer of the Company.

     On January 1, 2006, the Company signed one-year Management Agreements with Bradley J. Moynes and James Robert Moynes, replacing the 2003 agreements. Under the new Management Agreements, the Company has agreed to pay each officer US$60,000 annually. The agreements have been renewed for 2007.

     Equity Compensation Plans. The Company has not established any option or other equity compensation plan for officers and employees, but may do so in the future.

C. Board Practices.

     Each director holds office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the Articles of the Company or the Canada Business Corporations Act.

     During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments, other than the granting of stock options. There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

     The Company does not have audit, compensation, or corporate governance committees at the present time. The Company has applied and has been approved for trading as a foreign issuer on the OTCBB and is not required to have such committees.

D. Employees.

The Company currently has three officers. Employees will be added in sales and marketing as warranted.

E. Share Ownership.

     Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 14,077,223 shares outstanding on May 31, 2007

		Percentage of
		outstanding at May
Name	No. of Shares	31, 2007

Bradley J. Moynes	3,535,625	26.1%

Brian Cameron	224,980	1.6%

James Robert Moynes	1,818,740	12.9%

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

     To our knowledge, other than the directors and officers as disclosed above, the only other persons beneficially owning, directly or indirectly, or exercising control or direction over, common shares carrying more than 5% of the voting rights attached to the 14,077,223 shares outstanding at May 31, 2007, is

	Number of
Name	shares	Percentage owned

Georgia	817,731	5.8%
Moynes

· Mrs. Moynes is the wife of James Robert Moynes and the mother of Bradley J. Moynes

     The Company has approximately 50 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 16.22% . None of the major shareholders, if any, have different voting rights.

     To the best of our knowledge, approximately 83.78 % of the Company’s common shares are owned by residents of Canada. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 16.22% . These assumptions are based on our shareholder registry issued by Pacific Stock Transfer as of May 31, 2007 that approximately 83.78% of the shares are owned by Canadian residents.

     To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company.

E. Related Party Transactions.

     On August 23, 2003, we borrowed $159,914 from Georgia Moynes (wife of James Robert Moynes and mother of Bradley J. Moynes, officers of the Company). The promissory note is unsecured, bears annual interest at 12%, and is due on January 31, 2008. We paid $10,000 against principal in 2005.

     Paseo Investments Ltd., a private company owned by James Robert Moynes, loaned $62,342 to the Company on August, 2001. This debt is unsecured, does not bear interest, and is due on December 31, 2008.

     At December 31, 2006, $37,473 was owed to the President & Chief Executive Officer (also a Director) of the Company (2005- $37,972), $9,422 due to the Vice President of the Company (2005-receivable of $19,424). These amounts are unsecured, do not bear interest, and have no specific terms of repayment.

C. Interest of Experts and Counsel. None.

Item 8. Financial Information. See the financial statements under Item 17.

Item 9. The Offer and Listing. A. Offer and Listing Details.

     The Company's common shares are traded on the “OTCBB” under the symbol BDMHF. Trading commenced on May 17, 2007.

The following table sets forth the high and low closing prices on the pink sheets for the periods indicated.

By Quarters in 2005 and 2006	High Sales Price	Low Sales Price

Fourth Quarter 2006	$0.30	$0.10
Third Quarter 2006	$0.30	$0.10
Second Quarter 2006	$0.30	$0.10
First Quarter 2006	$0.30	$0.10
Fourth Quarter 2005	$0.30	$0.10
Third Quarter 2005	$0.30	$0.10
Second Quarter 2005	$0.30	$0.10
First Quarter 2005	$0.30	$0.10

On May 17, 2007, the closing price was $0.25 per share.

B.	Plan of Distribution. Not applicable.

C.	Markets. See "Offer and Listing Details" above.

D.	Selling Shareholders. Not applicable.

E.	Dilution. Not applicable.

F.	Expenses of the Issue. Not applicable.

Item 10. Additional Information.

A.	Share Capital. Not required.

B.	Memorandum and Articles of Association.

The Company is registered under the Canada Business Corporations Act (BC 0619991).

     With respect to directors, under the by-laws, a director who is a party to a material contract or proposed material contract with us, or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, must disclose to us in writing the nature and extent of such interest. An interested director can vote on only a limited number of such matters (securing a loan from the director to the Company, his remuneration, indemnity or insurance, or a contract with an affiliate) provided the interest is disclosed. Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract. A contract approved by the board of directors is not voidable because one or more directors has a conflict of interest, if the conflict is disclosed and the interested director(s) do not vote on the matter. Subject to the conflict of interest provisions summarized above, there is no restriction in the by-laws on the power of the board of directors to have the Company borrow money, issue debt obligations, or secure debt or other obligations of the Company. The by-laws contain no provision for the retirement or non-retirement of directors under an age limit requirement. A director is not required to hold any shares of the Company in order to be a director.

     The Articles of the Company provide for the issuance of 100,000,000 shares of common stock, without par value. All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation. The common shares are not subject to any redemption or sinking fund provisions. Directors serve from year to year, there being no provision for a staggered board; cumulative voting for directors is not allowed. Between annual general meetings, the existing board can appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting. All issued and outstanding shares are fully paid and non-assessable securities.

     In order to change the rights of the holders of common stock, the passing of a special resolution by such shareholders is required, being the affirmative vote of not less than 2/3 of the votes cast in person or by proxy at a duly called meeting of shareholders.

     An annual meeting of shareholders must be called by the board of directors not later than 15 months after the last annual meeting. The board at any time may call a special meeting of shareholders. Notice of any meeting must be sent not less than 21 and not more than 50 days before the meeting, to every shareholder entitled to vote at the meeting. All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 5% of the issued and outstanding shares of common stock.

     Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents. The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA. If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

C. Material Contracts.

  Except as otherwise disclosed in this Form 20-F, we have no material contracts.

D. Exchange Controls.

     There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E. Taxation. Canada.

Canadian Federal Income Tax Information for United States Residents

     The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

  deal at arm’s length and are not affiliated with us;
  hold such shares as capital property;
  do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;
  have not been at any time residents of Canada; and
  are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada- United States Income Tax Convention (1980), or the Convention.

     TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

     THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY

CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

     This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

     This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

     A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

     Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

  5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or
  15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders

     The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

  tax-exempt organizations and pension plans;
  persons subject to alternative minimum tax;
  banks and other financial institutions;
  insurance companies;
  partnerships and other pass-through entities (as determined for United States federal income tax purposes);
  broker-dealers;
  persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and
  persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

  an individual citizen or resident of the United States;
  a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; and
  a trust if both:
  a United States court is able to exercise primary supervision over the administration of the trust; and
  one or more United States persons have the authority to control all substantial decisions of the trust.

     TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     NOTE THAT THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares

     The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

     For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”). A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period. Although we have not been, are not now, and don’t expect to be a PFIC, and we don’t expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

     If we were to become a PFIC, then U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

     If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

     U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividends received deduction with respect to dividends they receive from us.

Foreign Tax Credit

     Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

     If we were to become a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduce by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

     The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares

     Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

     We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

     If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

     A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any. The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules. Generally, a QEF election should be made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

     A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

     As noted above, a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates. Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates. The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation

     Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”). We do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

     United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

F. Dividends and Paying Agents. Not applicable.

G. Statements by Experts. Not applicable.

H. Documents on Display. Not applicable.

I. Subsidiary Information. See the notes to the financial statements.

Item 11. Quantitative and Qualitative Disclosures About Market Risk. Not applicable

Item 12. Description of Securities Other Than Equity Securities. Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15.  Controls and Procedures. Not applicable.

Item 16A.  Audit Committee Financial Experts. Not applicable.

Item 16B. Code of Ethics. Not applicable.

Item 16C.  Principal Accountant Fees and Services. Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers. None.

PART III

Item 17. Financial Statements.

     See the financial statements of the Company for the two fiscal years ended December 31, 2006, the notes thereto, and the auditors’ reports thereon, which are included in this Form 20-F. All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 18. Financial Statements.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*

3.(ii)	By-laws (Schedule “A”)	*

4. (1)	Management Agreement of January 1, 2006 (Bradley James Moynes)	*

4. (2)	Management Agreement of January 1, 2006 (James Robert Moynes)	*

4. (3)	Form of Warrant dated September 13, 2005	**

4. (4)	Form of Warrant dated April 20, 2006	**

10.(1)	Management Agreement of January 1, 2003 (Bradley James Moynes)	**

10. (2)	Management Agreement of January 1, 2003 (J. Robert Moynes)	**

10. (3)	Agreement with Cameron & Associates	**

99. (1)	Financial Statements for the years ended December 31, 2006 and 2005.	***

*	Incorporated by reference from the like-numbered exhibit filed with our initial registration statement on Form 20-F (SEC File No. 0-52145, filed July 21, 2006).

**	Incorporated by reference from the like-numbered exhibit filed with our registration statement on Form 20-F Amendment 1, (SEC File No. 0-051245, filed October 6, 2006).

***	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Black Diamond Holdings Corporation

Date:	July 9, 2007	/s/ Bradley J. Moynes__.
Bradley J. Moynes,
President