Form 20-F/A
period 2006-12-31
Black Diamond Holdings Corp
filed 2007-07-17
CIK 1369128

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 20-F/A

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

Item 18. Financial Statements.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*

3.(ii)	By-laws (Schedule “A”)	*

4. (1)	Management Agreement of January 1, 2006 (Bradley James Moynes)	*

4. (2)	Management Agreement of January 1, 2006 (James Robert Moynes)	*

4. (3)	Form of Warrant dated September 13, 2005	**

4. (4)	Form of Warrant dated April 20, 2006	**

10.(1)	Management Agreement of January 1, 2003 (Bradley James Moynes)	**

10. (2)	Management Agreement of January 1, 2003 (J. Robert Moynes)	**

10. (3)	Agreement with Cameron & Associates	**

31.(1)	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002	***

31.(2)	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002	***

32.(1)	Certifications pursuant to Section 906 of Sarbanes-Oxley Act of 2002	***

99. (1)	Financial Statements for the years ended December 31, 2006 and 2005.	***

*	Incorporated by reference from the like-numbered exhibit filed with our initial registration statement on Form 20-F (SEC File No. 0-52145, filed July 21, 2006).

**	Incorporated by reference from the like-numbered exhibit filed with our registration statement on Form 20-F Amendment 1, (SEC File No. 0-051245, filed October 6, 2006).

***	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Black Diamond Holdings Corporation

Date:	July 16, 2007	/s/ Bradley J. Moynes__.
Bradley J. Moynes,
President