Form 20-F
period 2007-12-31
BLACK DIAMOND BRANDS CORP.
filed 2008-08-13
CIK 1369128

click here for printer-friendly PDF version

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

 X

Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended __December 31, 2007_________________.

or

Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.

For the transition period from _______ to ________.

Commission file number 000-52145_____

Black Diamond Brands Corporation

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,418,852 at December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ___Yes  _X_No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934  ___Yes  X   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)    X     Yes       No; and (2) has been subject to such filing requirements for the past 90 days.    X_ Yes       No.

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

Black Diamond Brands Corporation

Table of Contents

Page No.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

5

Item 2.  Offer Statistics and Expected Timetable

5

Item 3.  Key Information

5

Item 4.  Information on the Company

12

Item 5.  Operating and Financial Review and Prospects

18

Item 6.  Directors, Senior Management and Employees

21

Item 7.  Major Shareholders and Related Party Transactions

24

Item 8.  Financial Information

26

Item 9.  The Offer and Listing

26

Item 10. Additional Information.

28

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

38

Item 12.  Description of Securities Other Than Equity Securities

38

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

39

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

39

Item 15   Controls and Procedures

39

Item 16   [Reserved by SEC]

39

Item 16A Audit Committee Financial Expert

39

Item 16B Code of Ethics

39

Item 16C Principal Accountant Fees and Services

39

Item 16D Exemptions from the Listing Standards for Audit Committees

39

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

39

Part III

Item 17.  Financial Statements

39

Item 18.  Financial Statements

39

Item 19.  Exhibits

39

Signatures

40

PART I

Introduction.  Black Diamond Brands Corporation (together with its subsidiaries, referred to as “Black Diamond,” “Company”, “we”, “our” or “us”), a British Columbia corporation organized in 2000, distributes adult beverages (wine and spirit products) in Canada and the United States.  Historically, we have sold most of our products, as a distributor, in Canada (British Columbia and Alberta), and a small amount has been sold in New York.  We are now implementing a business plan to produce and market our private label of Liberty ValleyTM wine portfolio worldwide.  While continuing activities in the beverage distribution sector, we are developing an additional business endeavor of seeking undervalued oil and gas properties in Western Canada for potential acquisition.

Item 1.  Identity of Directors, Senior Management and Advisors.  The President of the Company is Bradley J. Moynes, Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8; and Vice President of the Company is James R. Moynes, Unit #8-1063 West 7th Ave. Vancouver, BC V6H-1B2  See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data.

	Period Ended 31 Dec 2007	Year Ended December 31,
Operating Data		2006	2005	2004	2003	2002

Sales	$3,965	$ 5,105	$ 124,847	$ 291,091	$ 204,661	$65,3593
Gross profit, net cost of sales	$1,000	3,204	36,176	123,516	50,352	22,185
Net loss for the period	(524,780)	(440,672)	(273,567)	(118,432)	(148,391)	(186,428)
(Loss) per common share – basic & diluted	(0.04)	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)
Number of shares outstanding	17,418,852	13,577,223	10,735,447	9,168,780	9,168,780	9,228,500

Balance Sheet Data	Period Ended 31 Dec 2007	Dec 31 2006	Dec 31 2005	Dec 31 2004	Dec 31 2003	Dec 31 2002

Current Assets	79,862	104,245	46,150	170,415	160,730	27,348
Current Liabilities	427,164	269,931	194,375	212,894	183,071	121,874
Total assets	88,400	113,145	55,517	190,465	207,184	56,754

Share Capital	1,567,600	1,025,342	599,198	369,170	369,170	344,802
Accumulated Shareholder’s deficit	(1,915,764)	(1,390,984)	(950,312)	(676,745)	(558,313)	(409,922)
Dividends per common share	~~0~~	~~0~~	~~0~~	~~0~~	~~0~~	~~0~~

Exchange Rates.

The Company’s financial statements are stated in Canadian dollars.  The Company realized a gain on foreign exchange of $31,803 and a loss of $(8,565) for the years ended 2007 and 2006 respectively, and a gain of $6,817 for the year ended December 31, 2005.  These gains, and the loss, were due to currency swings between the Canadian and United States dollar.

In this Form 20-F/A, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified.  Reference to “US$” refers to United States dollars. The Bank of Canada closing exchange rate on December 31, 2007 was Cdn$0.9881 per US$1.00.Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2007, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.1529. For the past five fiscal years ended December 31, and for the period between January 1, 2007 and December 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2003	$1.4014
December 31, 2004	$1.3015
December 31, 2005	$1.2116
December 31, 2006	$1.1340
December 31, 2007	$1.0747

Month ended	High	Low
January 31, 2007	$1.1848	$1.1660
February 28, 2007	$1.1804	$1.1736
March 31, 2007	$1.1817	$1.1548
April 30, 2007	$1.1600	$1.1163
May 31, 2007	$1.1163	$1.0760
June 30, 2007	$1.0760	$1.0590
July 31, 2007	$1.0701	$1.0445
August 31, 2007	$1.0830	$1.0513
September 30, 2007	$1.0595	$0.9952
October 31, 2007	$1.0012	$0.9577
November 30, 2007	$1.0020	$0.9288

B.

Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2007, using:

•17,418,852	shares outstanding on an actual basis; and
•18,418,852	shares outstanding on an as adjusted basis to reflect changes through July 17, 2008.

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of $12,187

(US$11,250).

On June 27, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000).  One unit consists of one common share and one share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009.  The Company paid finders’ fees in the amount of $15,381 (US$15,000).

You should read this information together with our consolidated financial statements, including the related notes, and Item 5, “Operating and Financial Review and Prospects.”

Dec. 31, 2007

As adjusted, July 17, 2008

(audited)

(unaudited)

Cash and cash equivalents

$7,314

$135,402

Long-term obligations, less current portion

-

$276,908

Shareholders’ deficiency

Share capital, without par value,

shares outstanding: Dec 31, 2007 -

17,418,852 (18,418,852

July 17, 2008)

$1,567,600

$1,062,042

Accumulated deficit

$(1,915,764)

$(1,742,778)

Shareholders’ deficiency

$(300,260)

$(126,612)

Total Capitalization (long-term debt plus

shareholders’ deficiency

)

$(88,400)

$(85,644)

*None of the capitalization referred to above is secured or guaranteed. All amounts in respect of capitalization including long term debt are unsecured and not guaranteed.

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

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan.  For the period ended December 31, 2007, we recorded a net loss of $524,780 from operations compared to a net loss of $440,672 for the period ended December 31, 2006.  The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.  However, as shown in note 1 to the financial statements, our ability to continue operations is uncertain.  We will need additional capital to fully implement our business plan of selling the Liberty Valley TM product line to United States consumers.

The Company continues to incur operating losses, and has a consolidated deficit of $1,915,764 as at December 31, 2007. Operations for the year ended December 31, 2007 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).  We are estimating that at least $500,000 will be needed to begin an active marketing campaign for the Liberty ValleyTM wines, produce the products in anticipation of sales, and pay general and administrative costs pending receipt of revenues from selling the product.  A full implementation of our business plan for the Liberty ValleyTM product line will be delayed until the necessary capital is raised.  We are seeking sources of equity capital, but there are no agreements in place as of the date this Form 20-F is filed.  See Item 5, “Operating and Financial Review and Prospects.”

We are dependent on two officers to run our business, and may not be able to recruit and retain the key personnel needed to build and run a large wine marketing organization.  We are dependent on our president Bradley J. Moynes, and vice president James Robert Moynes to run our business at the present time.  As we begin a large sales, distribution and marketing campaign for the Liberty ValleyTM portfolio, we will have to recruit personnel with experience in wine distribution and marketing.  The Company is early stage, so we may not be able to successfully attract and retain such persons.

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

Reliance on limited product sources may adversely impact the Company.  The Company has negotiated a five year custom case goods supply and distribution agreement with Oak Ridge Winery of Lodi, California to produce, bottle, label and ship Tier I, Tier II and Tier III Liberty ValleyTM wines.  We will be dependent on their timely production and shipping of product that meets our specifications.  Failure to meet our specifications could result in alternative sourcing, which may cause interruption to our business.

The Liberty ValleyTM product line has not been demonstrated to have broad consumer appeal.  We have sold only a limited amount of the new product line.  While we have spent considerable time and capital investing in the market opportunity there is no assurance Liberty Valley ™ will have broad consumer appeal. After investing time and capital into initial production runs, the products may not sell in expected volumes.  The Company is not a large corporation introducing a new product, with the ability to absorb the losses of a failed market introduction.  Such a failure could harm the Company’s ability to stay in business.

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

Our entry into the oil and gas property acquisition business may not be successful and there are risks attendant to these activities which are different from our wine distribution business.  The Company intends to retain a third party oil and gas engineer to assist the Company by identifying undervalued oil and gas interests in Western Canada that might be appropriate to acquire.  The individual will have experience in the petroleum industry and be responsible for all operations of the newly established 100% subsidiary; Point Grey Energy Inc., as our current officers and directors (Bradley Moynes and Robert Moynes) have limited experience in the oil and gas business.

The oil and gas property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and nonproducing opportunities.  Even with capital and experience, the industry risks of drilling dry holes and cost overruns are significant.  Environmental compliance is an increasingly complex and costly burden to entry for many new exploration areas, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can.  We offer no assurance that our entry into this business activity will be successful.  Pursuant to a Rights Purchase Agreement dated June 24, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the “Montag Property”) for a cash consideration of $20,500. The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the Montag Property.

Risks Related to Our Stock.

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

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.  Our stock trades on the “OTC.BB” but it is not actively traded.  If there is no active trading market, you may not be able to resell your shares at any price, if at all.  It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility.  Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally.   Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock.  Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading.  As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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

Item 4.  Information on the Company.

A.

History and Development of the Company.

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)).  The registered office is at 4th Floor 888 Fort Street Victoria, British Columbia, V8W- 1H8.  The corporate office is at Suite 600-595 Hornby Street, Vancouver, British Columbia, V6C 2E8; telephone (604)-646-5620.  We do not have an agent in the United States.

The Company’s legal name is Black Diamond Brands Corporation and business is carried on in this name and/or Black Diamond Importers Inc.  in Canada at this time.  On June 26, 2007 the Company changed it corporate name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation.

B.  Overview.

Since 2001, we have been engaged in the distribution of adult beverage products in Canada (primarily in the Provinces of British Columbia and Alberta), through our wholly owned subsidiary, Black Diamond Importers Inc.  Beginning in mid-2003, we began marketing private label wine products in the United States under the “Liberty Valley”TM name and label, with red and white wines produced in Argentina.  These activities were conducted through Black Diamond Importers Inc., a wholly-owned Canadian subsidiary.  The trademark “Liberty Valley ™” originally was issued by the United States Patent and Trademark Office to Black Diamond Brands Corporation and is now owned by its wholly-owned U.S. subsidiary, Liberty Valley Wines, LLC (LVW).  Our wine portfolio is produced and supplied in partnership with historic Oak Ridge Winery of Lodi, California; the oldest operating winery in Lodi since 1934.

The Company has invested minimally in capital equipment, in the aggregate sum of $6,824 in 2007 and 2006.  From incorporation to the year ended December 31, 2005, the Company raised US$599,198 in capital through offerings of its common shares and invested this capital into funding its Canadian and United States business.  In 2006 the Company raised a further US$417,603 and an additional US$109,684 in 2007 and invested it on brand development, market and branding surveys, inventory and legal and accounting expenses to become a fully reporting issuer and file a registration statement with the Securities and Exchange Commission. The Company is not expending any capital on divestitures at this time and has no intention to secure capital to undertake any such divestitures.  For the period ending July 17, 2008, the Company raised a further US$135,000 net of commissions and utilized the capital to complete development of the Liberty Valley brand, legal and accounting expenses, copyright licensing agreement and business strategies required to distribute its products in the United States.  The Company also utilized $20,500 to purchase a 5% carried interest in a natural gas property in Alberta, Canada.

The wine distribution business is affected by seasonality insofar as consumer demand peaks during certain months, particularly November and December as well as during the summer months.  Our access to inventory is thus impacted for a month or more prior to the onset of consumer demand, as we must order product to be in line for delivery to distributors along with other customers of the wine producers/vineyards.  As a result, revenues peak in spring and autumn.

Business in Canada.

Our business began with securing the Canadian distribution rights to an Italian produced infused vodka product known and branded as Zone Vodka, which had not previously been sold in Canada.  We negotiated Canadian distribution rights with the manufacturer and started up a sales and marketing strategy based on creating demand without mass advertising. The provincial government controls the distribution of adult beverages in Canada and specifically British Columbia.  Retail distribution is facilitated through government operated liquor stores and through private beer and wine stores or local agents acting on behalf of the government.   For all products imported into British Columbia, the Liquor Distribution Branch (the “LDB”) is the “importer of record.”  Ownership and title of the products, however, remains with the Company until LDB orders the product.  The LDB sets listings and prices and only those products that secure a listing are made available to the consumer.  Sales quotas must be maintained for products to keep their listing.

We were successful in establishing brand recognition in the restaurant and licensed establishment industry to create consumer awareness, and through this a retail demand for its licensed products and consequent listing of these products with the British Columbia LDB.  We believe that  our strategy of creating demand resulted in a number of products obtaining LDB listing status and that otherwise these products would never have been sold in Canada.  We refer to this strategy as “pull marketing.”

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

Due in part to the structure and regulation of the Canadian beer, wine and spirits industry, the key to success as a distributor requires the securing of listings of products with the local liquor distribution agencies and providing consumer awareness for the products distributed.  Capital requirements were limited given that once a listing was secured; the purchaser became the LBD.  This made entrance into the business more dependent upon the quality of product and securing the listing, than upon capital necessary to procure inventory.  The Company utilized pull marketing to secure listings for its licensed products and established a reputation for quality and support for the British Columbia and Alberta liquor distribution authorities.

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

Sales volumes in 2004 through 2007 reflect the change in direction to a new business model.  In 2004, sales were $291,091, 2005 sales were $124,847 in 2006 and 2007 sales declined to $5,105 and $3,965 respectively, as we focused our efforts on a private label for the United States market. See Item 5, “Operating and Financial Review and Prospects” below.

Notwithstanding the above, the Company will continue to import and market its wine and spirit products in Canada, as these products yield better profit margins than did our previous brands  in Canada.  The importation of wine brands into Canada is expected to increase and continue to be a major component of the overall business due to the recent increase and strength of the Canadian currency.  The Canadian distribution business enabled the Company to establish itself as a reputable distributor and to gain credibility with domestic and international wineries.  Although the sales volumes generated annually were not significant, access to the beverage market and the ability to secure industry relationships, which were established in the Canada-side business activities, helped us develop the current expanded business model (and in particular, the distribution of the Liberty Valley wine products in the United States.

Business in the United States.

Liberty Valley Private Label.

In November 2001, management visited New York City and met with a local chamber of commerce to establish a format for the distribution of a private labeled wine product, known as “Liberty Valley”TM, using a “cause marketing” plan for a chamber to assist in providing product awareness and access to restaurants and wine bars.  We view cause marketing as a variant on our basic pull marketing strategy, except that it will involve our own “private labeled” products.  Part of the cause marketing strategy is to make donations to chambers of commerce or charities, as a means of enlisting the assistance of persons who have business contacts in the hospitality, wholesale and retail beverage distribution industry and to get visibility (brand awareness) for our product.

The Company prepared a soft launch or test marketing and sales program in August, 2003.  During 2004, we developed significant interest for Liberty ValleyTM in New York City with representatives of the wine industry, the financial community and political circles.  The Company’s President, Brad Moynes, was a guest at a United Nations networking event where Liberty ValleyTM wines were showcased, participated in the Veteran’s Day Parade in 2005, 2006 and 2007 collectively, and proudly supported New York revitalization efforts, and attended events with the City’s chamber members and other dignitaries.  Further contacts have been developed in 2007 and 2008.

Trademark and TTB Approval.

The United States Patent and Trademark Office originally issued to Black Diamond Brands Corporation a registered trademark for the Liberty ValleyTM name.  In 2005, the trademark was sold for $1.00 to Liberty Valley Wines LLC.

All labels for wine and spirit products sold in the United States must be approved by the Alcohol and Tobacco Tax and Trade Bureau, United States Department of the Treasury, (the “TTB”) under the Federal Alcohol Administration Act the first Liberty ValleyTM label (for an Argentinean produced wine) was submitted to the TTB for approval, and was approved by the TTB on January 14, 2003.  The labels are unique because they feature high definition images of the Statue of Liberty, a United States national monument.  The placement with an image of a national historic monument on a wine or spirit label is unique and to our knowledge we hold the only exclusive license to do so with respect to the Statue of Liberty.

Redesigned labels and a marketing plan for the Liberty ValleyTM wine collection, with improved quality images of the Statue of Liberty, were submitted and the labels were approved by the TTB on 06/10/2006.   In April 2008, the Company entered into a copyright licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on the Company’s wine bottles and for advertising and promotional use for a term of 3 years.  Pursuant to the agreement, the Company agreed to pay a fee of US$30,000 in consideration for prior uses of the copyrighted photographs. The Company accrued such fee in advertising and promotion expense for the year ended December 31, 2007. The Company is also committed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company.  The above fees and royalty payments are secured by the personal guarantees of the President and Vice-President of the Company.

Marketing and Distribution.

Cause Marketing.

“Cause marketing” is traditionally understood as a commercial relationship between a charity and a company, which involves associating a charity’s logo with a brand, product or service.  The association encourages sales of the product as well as raising funds for the charity.  We have intended to develop a variant of cause marketing by agreeing to make contributions to the charities supported by businessmen who have contacts in the wholesale and retail wine distribution industry, as well as the restaurant industry.  Contributions will be based on sales volumes (a percentage of gross sales to the introduced contacts), and will be recorded as a cost of sales.  In our previous business activities in New York  we conducted a cause  marketing program with one of the local chambers of commerce.

Distribution.

We are currently presenting our portfolio to several large wine distributors, as well as several national  retail chains, to purchase our Liberty Valley Wine portfolio in the United States.  We would anticipate that our relationship will be such that the distributor will purchase product directly from us at standard commercial margins within our industry on a wholesale basis.

Wine Supply and Source.

On June 14, 2007 the Company entered into an exclusive custom wine case goods supply contract with Oak Ridge Winery for a period of five years.  Oak Ridge Winery is the oldest operating winery in Lodi, California since 1934. We intend to formulate a comprehensive production, sales, distribution and marketing relationship with Oak Ridge for the Tier I, Tier II and Tier III Liberty ValleyTM portfolio (see below).  The winery has historic roots and specializes in private label case goods and produces wine from its own vineyards and from grapes bought from other producers.  We expect the relationship to provide consistent quality, firm pricing, bottling, labeling, shipping, and all label compliance issues with the TTB.

Brand Offerings.

We intend to offer a three-tiered price-break of the Liberty ValleyTM portfolio.  We believe each Tier will be of higher quality than competing brands and offered at more competitive prices to consumers.

•

Tier I - the Valor Series - will be a Cabernet Sauvignon and a Chardonnay, with a suggested retail price of approximately US$10.00 per bottle. The product will be targeted to national retailers and volume accounts.  The label is a redesigned version of the original Liberty ValleyTM from 2003.

•

Tier II - the Freedom Series – will be a Cabernet Sauvignon, Merlot and a Chardonnay, with a suggested retail price of approximately US$15.00 per bottle.

•

Tier III - the Signature Series – will be a Pinot Noir, Zinfandel and a Chardonnay, super premium, priced in the US$40.00 per bottle range.  These wines will be targeted to exclusive hotels and restaurants, national retail accounts, and other selected ultra premium markets.

Distribution Agreements.

We are presently seeking distribution relationships with several major distribution companies in the United States who collectively cover the majority of the United States wine and spirits market.  No agreements have been signed to date.

Competition.

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

The Company’s Organization Structure.

Black Diamond Brands Corporation (the “Company”):

Black Diamond Importers Inc. – British Columbia, Canada, corporation – 100% subsidiary.

Liberty Valley Wines, LLC – Delaware, U.S, limited liability company – 100% subsidiary.

Point Grey Energy Inc. – Alberta, Canada, corporation – 100% subsidiary.

Property, Plant and Equipment.

The Company currently leases office space (approximately 300 square feet) at Suite 600, 595 Hornby Street, Vancouver, British Columbia V6C 2E8; this lease is for $2,000 per month on a month to month basis.

Warehouse space for Canadian product inventory is provided by Container World, a British Columbia company.  Container World provides inventory management, prepares and executes customs and duties forms, and freight forwarding services for the Company.  Similar services for Liberty ValleyTM in the United States and elsewhere will be provided exclusively by Oak Ridge Winery. See Item 5, Operating and Financial Review and Prospects.

We own computer and office furniture and equipment with a depreciated cost of $1,654 December 31, 2007.  See note 5 to the financial statements.

Activities in the Oil and Gas Sector

On June 24, 2008, the Company signed an agreement to purchase a 5% carried interest in an oil and gas property located in the Montag area of Alberta, Canada for $20,500.  The oil and gas rights to be purchased by the Company are five percent (5%) of the Montag Project rights, in respect of the lands and interests described in Table 1 of the November 1, 2006 Montag Area Gas Property Reserve and Economic Evaluation prepared by Chapman Petroleum Engineering Ltd. The evaluation report confirms that the Proved plus Probable reserves estimated for the Montag property are approximately 8.5 Bcf.

Closing of the agreement is subject to resolution of a dispute between the vendor and the underlying owner and operator of the property, as to title of the subject working interests.  The vendor is of the view that it is entitled to a 40% working interest in the lands and interests described in Table 1 of the Chapman Report, plus a right to be carried for the capital cost obligations associated with one-half of that 40% working interest.  The vendor grants the Company the right of first refusal to any future transfers of its’ rights, claims and interests in the Montag Property.

Item 5.  Operating and Financial Review and Prospects.

The Company's financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").  In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP").  As of December 31, 2007 there were no material differences in result between the two GAAP presentations.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the United States dollar.  We anticipate that almost all of our future sales will be made in Canada and the United States.  If currency exchange rates fluctuate substantially, cash flows from operations could be impacted negatively or positively, depending on direction.

A.

Operating Results.

Fiscal Year Ended December 31, 2007, Compared to Fiscal Years Ended December 31, 2006 and 2005.

Revenues decreased from $5,105 in 2006 to $3,965 for 2007 due to the Company’s focus on developing its private label brand in the United States and less focus of the import business which contributed the previous year’s sales revenue.  Revenues decreased as we re-established several supplier relationships for the Canadian importing and distribution business Operating profits in 2006 and 2007 were a direct function of revenues in those years.  The higher net loss in 2007 reflects higher expenses and the impact of fixed warehouse and distributor fees paid on lower revenues for the period.

During 2007 the vast majority of the Company’s distribution business was based in Canada, where the

Company sold higher priced products as opposed to 2006 where it sold lower priced products.  To this extent, more emphasis was placed upon Canada generally.  In 2006 and 2007 collectively, the Company realized it had a much greater opportunity for the distribution of its own branded product in the United States.  Given the structure of the Canadian distribution system, the strategy is to develop a label which appealed to the United States consumer, source the product in the United States from high quality vintners and enter into strategic distribution relationships.  This activity consumed human and financial capital in 2007 and accordingly the sales swings disclosed in the financial statements are simply a result of resource allocation to the emerging business.

In 2006 and 2007, 95% of the gross sales of the Company were generated from the Canadian distribution business.  No material contribution was made by the limited sale of Liberty Valley wines in New York.   The expanded business model means that by comparison, US operations are expected to be the dominant contributor to revenues.  Canadian operations will continue as a matter of courtesy to support vendor spirit brands however the primary goal of the Company is to expand in the United States with its own trademarked and approved brand, Liberty Valley.  The United States expansion is a much more robust business model.  It is not expected that the Canadian operation will have a significant impact on operating results in the future.

Expenses increased by 20% in 2007 compared to 2006, primarily due to increased consulting fees.  Accounting and legal costs declined 44.67% (most of these expenses were related to legal, trademark and copyright costs).  Other categories that declined (advertising and promotion, down 4%; travel, down 73.11%; and office/office rent/telephone, down 38.12%).  In addition, management fees (salaries to officers) was $129,425 in 2007, and $136,116 in 2006 down 4.92%.

The warehouse rent, freight forwarding and distributor fees components of expenses in 2005, 2006 and 2007 are comprised of amounts paid to Container World (for products held for sale in Canada). Warehouse rent expense and freight forwarding declined in 2006 and 2007 as we were able to negotiate better warehousing terms with Oak Ridge Winery.  The Canadian side of the business began winding down and we awaited the outcome of initial marketing in the United States to assess the economics of the Liberty ValleyTM product line.  This expense item will increase to the extent the product line is successful in the United States, but shipping costs will be significantly decreased by having product bottled and shipped within the United States.  In mid-2007, we had a very limited amount of inventory in Canada, however we are expected to increase inventory with several new supply agreements from Oak Ridge Winery and the Kent Rasmussen Winery, both domestic wineries from California. The import into Canada business is becoming more attractive due to the parity between the Canadian and United States dollar.  Margins are attractive and projected to continue to be favorable.

The distributor fees component of expenses in the three years also comprise of government fees and expenses incurred in the distribution business (customs, duties, compliance reporting, and the like).  As a percentage of sales, this line item is expected to be significantly lower for sales of United States products in the United States, compared to the distributor fees expense in the three years related to shipping foreign product into Canada and the United States.

The decrease in management fees and advertising and promotional expenditures in 2007 is the result of management fees to acceptable commercial levels for the Company’s two operating principals and the decrease in expenses incurred by the Company to develop the marketing plans and branding concepts for Liberty Valley.

We recorded a foreign exchange gain of $6,817 in 2005, a loss for this item of $(8,565) in 2006 and a gain of $31,803 in  2007 as the Canadian dollar (product sales in Canada) appreciated substantially over the cost of goods (purchased outside Canada).  Also negatively impacting operations in 2005 was the write-down of $31,800 in obsolete inventory held in by MHW Ltd. on our behalf in New Jersey.  The amount of inventory was approximately 1,500 cases of Liberty ValleyTM cabernet sauvignon and chardonnay (2002) vintage wines that had exceeded the peak “best before date.” The Company decided to destroy the wine rather than risk a poor wine review from consumers.  The quality shelf life expectancy for these products is approximately 3.5 years.  At December 31, 2007, inventory was 90.6% of the amount recorded at December 31, 2006.

B.

Liquidity and Capital Resources.

Historically, we have financed operations through loans (most from related parties) and by selling equity.  At December 31, 2007, total debt was $427,164 of which $156,228 was due to related parties as shareholders loans. The related parties are both officers and directors of the Company.  Related party debt is unsecured.  See notes to the annual financial statements

In 2007, we sold to residents of Canada 500,000 units (one share for US$0.225 and one warrant to buy a share for US$0.30 until May 31, 2008) for net proceeds of $112,500.  We also reduced accounts payable and an unrelated party debt by issuing shares.  See note 8 to the annual financial statements.

In 2006, additional capital in the net amount of US$ 448,766 was raised by the sale of 2,791,776 units, and an account payable to an officer in the amount of US$7,500 was reduced by the issuance of 50,000 shares.  See note 14 to the financial statements as at December 31, 2005.

The working capital deficiency at December 31, 2007 was $347,302.  A significant part of the working capital deficiency is attributable to the existence of accounts payable with no offsetting inventory or accounts receivable. Additional capital will be needed to sustain operations and in particular to launch the Liberty ValleyTM products in 2008 and 2009.  We estimate that at a minimum, $500,000 will be required to pay for initial inventory and implement a sales and distribution agreement. It is likely that the balance will be raised through operating lines of credit or via equity capital.  There are no present arrangements to raise the capital, and it is possible that we will be unsuccessful in this effort.

C.

Research and Development, Patents and Licenses, Etc.  Not applicable.

D.  Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

E.

Off-Balance Sheet Arrangements.  Not applicable.

F.

Contractual Obligations.

The Company’s contractual obligations consist of payments to be made to the Company’s president and vice president, US$60,000 each, pursuant to management agreements dated January 1, 2008.

Payments Due By Period

Less

More

than 1

1-3

3-5

than 5

Total

 year

  years

  years

  years

US$120,000

-0-

US$120,000

-0-

-0-

Item 6.  Directors, Senior Management, and Employees.

A.

Directors, Senior Management, and Employees.

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent.  Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities
Bradley J. Moynes (38) President, Chief Executive Officer, and Director

President and CEO, and Secretary-Treasurer of the Company since December 2000.  From June 2000 until he became an officer and Director of the Company, Mr. Moynes was an Investment Advisor with a broker-dealer firm registered in Canada.  Mr. Moynes attended Orange Coast College in Costa Mesa, California from 1989 to 1991.

James Robert Moynes (63) Vice-President and Director	Vice-President of the Company since December 2000. Mr. Moynes and his wife Georgia Moynes (a principal shareholder of the Company) are the parents of Bradley J. Moynes.

B.

Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the three executive officers of the Company in the three fiscal years ended December 31, 2007.  The table includes compensation paid for service by such persons to subsidiaries. All compensation is in US dollars.

					Long Term Compensation
		Annual Compensation			Awards	Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
Name				Annual	Restricted		LPIT	All Other
and Current				Compen-	Stock	Options(6)	Pay-	Compen-
Principal				sation	Award(s)	or	Outs	sation
Position	Year	Salary($)	Bonus($)	($)	($)	SARs(#)	($)	($)

Bradley J. Moynes,	2007	$60,000	$ -0-	$-0-	$ -0-	-0-	$-0-	$ -0-
President and CEO	2006	$60,000	-0-	-0-	-0-	-0-	$-0-	-0-
	2005	$36,000	-0-	-0-	-0-	-0-	-0-	-0-

James Robert Moynes,	2007	$60,000	$ - 0-	$ -0-	$ -0-	-0-	$-0-	$ -0-
Vice-President	2006	$60,000	-0-	-0-	-0-	-0-	-0-	-0-
	2005	$33,360	-0-	-0-	-0-	-0-	-0-	-0-
Brian Cameron	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CFO*	2006 2005	$33,116 $30,526	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

Executive Compensation Plans and Employment Agreements.

Management Agreements.

On January 1, 2003, the Company signed ten-year Management Agreements with Brad J. Moynes and James Robert Moynes, to pay US$36,000 annually to each for service as officers.  In 2005 and 2004, US$34,680 and US$20,000 was paid to each of them; the balance which would have been owed under the Management Agreements was waived by them.  Nothing was paid to them in 2003, and they have waived all amounts for 2003. By agreement, management fees to be paid in accordance with the management agreement were not paid and were waived by the recipients, and accordingly were not expensed in the period.  All amounts that would otherwise have been payable pursuant to the management agreements have been forgiven and the Company has no further obligation pursuant to those contracts.

On January 1, 2008, the Company signed ten-year Management Agreements with Bradley J. Moynes and James Robert Moynes, replacing the 2007 agreements.  Under the new Management Agreements, the Company has agreed to pay each officer US$60,000 annually.

On February 25, 2005, the Company signed a three month Consulting Agreement (for general financial and business consulting services) with Cameron & Associates, and paid C&A $10,500 for the three months ending April 30, 2005.  On July 22, 2005, the Company signed a six month Consulting Agreement with C&A (through December 31, 2005), and paid C&A $21,000; this agreement also covered general financial and business consulting services.  Brian Cameron is the sole owner of C&A.  Mr. Cameron was removed as an officer of the Company on July 11, 2008 by way of special resolution pursuant to section 10.14 of the Articles of the Company.

By letter of July 2, 2008, Mr. Cameron has claimed the Company owes him $51,450 for compensation through December 31, 2007, and that the Company had agreed to issue 300,000 shares of common stock to pay that amount.  Mr. Cameron also has claimed, in his July 2, 2008 letter, that the Company entered into an agreement to pay him $3,500 monthly, from March 1, 2008, and issue to him options to buy 400,000 shares at $0.15 per share.  Mr. Cameron has submitted an invoice dated August 1, 2008, for a total amount owed equal to $66,290, for the period from November 2006 through to March 2009.  Mr. Cameron has stated that of such amount, $51,450 was to be paid by issuance of 300,000 shares of common stock, and that the remaining $14,840 is to be paid in cash.  The Company disputes Mr. Cameron’s allegations, and has not settled this claim as of the date this report is filed.

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

The Company does not have audit, compensation, or corporate governance committees at the present time. The Company is listed for trading on the OTC.BB as a reporting issuer under registration statement  Form 20-F (Foreign Private Issuer) so we believe we are not required to have such committees.

D.

Employees.

The Company currently has two officers.  Employees will be added in sales and marketing as warranted.

E.

Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 18,418,852 shares outstanding on August 8, 2008.

Name	No. of Shares	Percentage of outstanding at Aug 1, 2008
Bradley James Moynes	3,700,045	21.02%

James Robert Moynes	2,591,610	15.14%

Item 7.  Major Shareholders and Related Party Transactions.

A.  Major Shareholders.

To our knowledge, other than the directors and officers as disclosed above, the only other persons beneficially owning, directly or indirectly, or exercising control or direction over, common shares carrying more than 5% of the voting rights attached to the 18,418,852 shares outstanding at Aug 1, 2008.

Name	Number of shares	Percentage owned

Erick Factor	1,020,896	5.51%
World Corp Lands Ltd.	1,000,000	5.40%

The Company has approximately 50 shareholders of record.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 26.28%.   None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 73.72 % of the Company’s common shares are owned by residents of Canada.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 26.28%. These assumptions are based on our shareholder registry issued by Pacific Stock Transfer as of August 8, 2008 that approximately 73.72% of the shares are owned by Canadian residents.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company.

B.

Related Party Transactions.

On August 23, 2003, we borrowed $159,914 from Georgia Moynes (wife of James Robert Moynes and mother of Bradley J. Moynes, officers of the Company).  The promissory note is unsecured, bears annual interest at 12%, and is due on December 31, 2007.  We paid $10,000 against principal in 2005.  On Nov. 13, 2007 the Company issued shares for debt in the amount of $149,914 at a price of $0.07 per share (equal to the closing share price on Nov. 13, 2007 and the approximate 60 day share price trading average).

Paseo Investments Ltd., a private company owned by James Robert Moynes, loaned $32,200 to the Company in 2001 and an additional $30,142 in 2003.  This debt is unsecured, does not bear interest, and is due on December 31, 2008.

At December 31, 2005, $17,548 was owed to Bradley J. Moynes, as at June 30, 2006, the Company was owed $5,285 represented by a management fee paid to Robert Moynes in advance of its due date in July 2006.  These amounts are unsecured, do not bear interest, and have no specific terms of repayment.

In addition, the Company had the following transactions with related parties:

		2007 $	Year Ended December 31,
			2006 $	2005 $	2004 $
a)	Management fees charged by the President and the Vice-President, both major shareholders of the Company, for management, administration, supervision and company development services.	129,425	136,116	69,360	40,000

b)	Consulting fees charged by a company controlled by the former CFO of the Company for management and administration services.	0	33,116	31,526	-

c)	Interest paid to a relative of the controlling shareholders of the Company for cash advanced to the Company (Note 6(a))	17,990	17,965	17,911	18,000

C.  Interest of Experts and Counsel.  None.

Item 8.  Financial Information.  See the financial statements under Item 17.

Item 9.  The Offer and Listing.

A.

Offer and Listing Details.

The Company's common shares are traded on the “OTC.BB” under the symbol BDMHF; the shares are not listed on any exchange or traded on any other medium.  Trading commenced in the first quarter 2004 on the Pinks Sheets and then became a reporting issuer and listed for trading on the OTC.BB during the second quarter 2007.

The following table sets forth the high and low closing prices on the pink sheets and the OTC.BB for the periods indicated.

By Quarters in 2005, 2006, 2007 & 2008	High Sales Price	Low Sales Price

Second Quarter 2008

First Quarter 2008

Fourth Quarter 2007

Third Quarter 2007

Second Quarter 2007

First Quarter 2007

Fourth Quarter 2006

Third Quarter 2006

Second Quarter 2006

First Quarter 2006

Fourth Quarter 2005

Third Quarter 2005

Second Quarter 2005

First Quarter 2005

	$0.25 $0.20 $0.14 $0.35 $0.38 $0.30 $0.26 $0.25 $0.30 $0.22 $0.30 $0.30 $0.30 $0.30	$0.10 $0.10 $0.10 $0.06 $0.07 $0.26 $0.20 $0.16 $0.14 $0.16 $0.10 $0.10 $0.10 $0.10

On Dec 31, 2007, the closing price was $0.10 per share.

B.

Plan of Distribution.  Not applicable.

C.

Markets.  See "Offer and Listing Details" above.

D.

Selling Shareholders.  Not applicable.

E.

Dilution.  Not applicable.

F.

Expenses of the Issue.  Not applicable.

Item 10.  Additional Information.

A.

Share Capital.

Authorized.

Unlimited number of common shares without par value

Issued and Outstanding.

	Number of Common Shares	Amount $

Balance, December 31, 2005	10,735,447	599,198
Issued During the Year
For Cash – Private Placement, Net of Issuance Costs (i) For Accounts Payable (ii)	2,791,776 50,000	417,603 8,541
Balance, December 31, 2006	13,577,223	1,025,342
Issued During the Year
For Cash – Private Placement, Net of Issuance Costs(iii)	500,000	109,684
For Debt
Promissory Note Payable to Related Party	2,141,629	277,234
Promissory Note Payable to Related Party	200,000	25,890
For Accounts Payable (iv)	1,000,000	129,450

Balance, December 31, 2007	17,418,852	1,567,600

(i)

On April 28, 2006, the Company completed a brokered private placement of 1,591,776 units at a price of US$0.15 per unit, raising gross proceeds of $269,810 (US$238,766). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until December 31, 2007. The Company issued to the Agent 100,000 Agent’s warrants exercisable at a price of US$0.30 per share until December 31, 2007.

On October 24, 2006, the Company completed a brokered private placement of 1,200,000 units at a price of US$0.175 per unit, raising gross proceeds of $236,481 (US$210,000). One unit consists of one common share and one-half share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of

US$0.30 per share until June 30, 2008. The Company issued to the Agent 120,000 Agent’s warrants exercisable at a price of US$0.30 per share until June 30, 2008.

In connection with these two private placements, the Company incurred share issuance costs totaling $88,688: finder’s fees of $40,615 (US$36,000), legal and professional fees of $38,673,

and the fair value of Agent’s warrants of $9,400 (Note 8(d)).

(ii)

On April 20, 2006, the Company issued 50,000 common shares at US$0.15 per share for settlement of outstanding consulting fees in the amount of $8,541 (US$7,500) owing to the Chief

Financial Officer (also a Director) of the Company.

(iii)

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of $12,187

(US$11,250).

(iv)

 Pursuant to a consulting agreement dated June 18, 2007 with an arm’s length party, the

Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services. On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of

$248,175, and recorded a gain on settlement of debt in the amount of $118,725.

Share Purchase Warrants

The Company has the following warrants outstanding:

Number of Warrants

Exercise Price

Per Share US$

Balance, December 31, 2005

 1,266,667

0.30

Issued During the Year

Private Placement Warrants

2,191,776

0.30

Agent’s Warrants

220,000

0.30

Balance, December 31, 2006

3,678,443

0.30

Issued During the Year

Private Placement Warrants

500,000

0.40

Expired During the Year

(2,958,443)

0.30

Balance, December 31, 2007

1,220,000

0.34

The warrants expire between May 31, 2008 and June 30, 2008.

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

E.

Taxation.

Canada.

Canadian Federal Income Tax Information for United States Residents.

          The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	have not been at any time residents of Canada; and

•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

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

•	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

•	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to alternative minimum tax;

•	banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

•	broker-dealers;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

          As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•

a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if both:

•	a United States court is able to exercise primary supervision over the administration of the trust; and

•	one or more United States persons have the authority to control all substantial decisions of the trust.

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

Ownership of Shares.

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

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividend received deduction with respect to dividends they receive from us.

Foreign Tax Credit.

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

Sale of Shares.

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

Passive Foreign Investment Companies.

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

Controlled Foreign Corporation.

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

Information Reporting and Backup Withholding.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.  Not applicable.

Item 12.  Description of Securities Other Than Equity Securities.

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

Item 16B.  Code of Ethics.  Not applicable.

Item 16C.  Principal Accountant Fees and Services.  Not applicable.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.  Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.  None.

PART III

Item 17.  Financial Statements.

See the financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F.  All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 18.  Financial Statements.  Not applicable.

Item 19.  Exhibits.

Exhibit No.

Description of Exhibit

3.(i)

Articles of Incorporation (Notice of Articles and Transition Application)

*

3.(ii)

By-laws (Schedule “A”)

*

4. (1)

Management Agreement of January 1, 2008 (Bradley James Moynes)

**

4. (2)

Management Agreement of January 1, 2008 (James Robert Moynes)

**

4. (3)

Certifications (Bradley James Moynes)

**

4. (4)

Certifications (James R. Moynes)

**

4. (5)

Certification Pursuant 18 USC Section 1350

**

4. (5)

Form of Warrant dated May 23, 2007

**

23. (1)

Consent of Independent Auditors

**

99. (1)

Financial Statements for the years ended December 31, 2007 and 2006.

**

*

Previously filed.

**

Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement.

Black Diamond Brands Corporation

Date:  August 12, 2008

/s/  Bradley J. Moynes                       .

Bradley J. Moynes,

President & CEO