Form 20-F/A
period 2007-12-31
Rainchief Energy Inc
filed 2009-01-26
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Mark One)

______	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

__☒__	Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended __December 31, 2007_________________.

or

Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934. For the transition period from _______ to ________.

Commission file number 000-52145_____

Black Diamond Brands Corporation
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business CorporationsAct (British Columbia)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.___ Yes ___☒___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934___Yes X   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) __☒___Yes    No; and (2) has been subject to such filing requirements for the past 90 days.    X_ Yes   No.

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

Large accelerated filer __  Accelerated filer __  Non-accelerated filer _X_

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).___ Yes ___☒___No

Black Diamond Brands Corporation

Table of Contents

Page No.
Part I

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

Item 1.  Identity of Directors, Senior Management and Advisors.  The President & CEO of the Company is Bradley J. Moynes, Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8; and the CFO of the Company is J. Robert Moynes, Unit #8-1063 West 7th Ave. Vancouver, BC V6H-1B2  See Item 6 for further information.

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
Shareholders’ deficiency
Share capital, without par value,
shares outstanding: Dec 31, 2007 -
17,418,852 (18,418,852
July 17, 2008)	$1,567,600	$1,062,042

Accumulated deficit	$(1,915,764)	$(1,742,778)

Shareholders’ deficiency	$(300,260)	$(126,612)

Total Capitalization (long-term debt plus
shareholders’ deficiency)	$(88,400)	$(85,644)

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

E.  Off-Balance Sheet Arrangements.  Not applicable.

F.     Contractual Obligations.

The Company’s contractual obligations consist of payments to be made to the Company’s president and CFO US$60,000 each, pursuant to management agreements dated January 1, 2008.

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

J. Robert Moynes (63) Vice-President and Director	Vice-President of the Company since December 2000 and CFO since July 2008. Mr. Moynes and his wife Georgia Moynes (a principal shareholder of the Company) are the parents of Bradley J. Moynes.

        B.     Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the three executive officers of the Company in the three fiscal years ended December 31, 2007.  The table includes compensation paid for service by such persons to subsidiaries. All compensation is in US dollars.

					Long Term Compensation
		Annual Compensation			Awards	Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other
Name				Annual	Restricted		LPIT	All Other
and Current				Compen-	Stock	Options(6)	Pay-	Compen-
Principal				sation	Award(s)	or	Outs	sation
Position	Year	Salary($)	Bonus($)	($)	($)	SARs(#)	($)	($)

Bradley J. Moynes,	2007	$60,000	$ -0-	$-0-	$ -0-	-0-	$-0-	$ -0-
President and CEO	2006	$60,000	-0-	-0-	-0-	-0-	$-0-	-0-
	2005	$36,000	-0-	-0-	-0-	-0-	-0-	-0-

J. Robert Moynes,	2007	$60,000	$ - 0-	$ -0-	$ -0-	-0-	$-0-	$ -0-
Vice-President	2006	$60,000	-0-	-0-	-0-	-0-	-0-	-0-
	2005	$33,360	-0-	-0-	-0-	-0-	-0-	-0-
Brian Cameron	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CFO*	2006 2005	$33,116 $30,526	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

Executive Compensation Plans and Employment Agreements.

Management Agreements.

On January 1, 2003, the Company signed ten-year Management Agreements with Brad J. Moynes and J. Robert Moynes, to pay US$36,000 annually to each for service as officers.  In 2005 and 2004, US$34,680 and US$20,000 was paid to each of them; the balance which would have been owed under the Management Agreements was waived by them.  Nothing was paid to them in 2003, and they have waived all amounts for 2003. By agreement, management fees to be paid in accordance with the management agreement were not paid and were waived by the recipients, and accordingly were not expensed in the period.  All amounts that would otherwise have been payable pursuant to the management agreements have been forgiven and the Company has no further obligation pursuant to those contracts.

On January 1, 2008, the Company signed ten-year Management Agreements with Bradley J. Moynes and  J. Robert Moynes, replacing the 2007 agreements.  Under the new Management Agreements, the Company has agreed to pay each officer US$60,000 annually.

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

Name	No. of Shares	Percentage of outstanding at Aug 1, 2008
Bradley James Moynes	3,700,045	21.02%

J. Robert Moynes	2,591,610	15.14%

Item 7.    Major Shareholders and Related Party Transactions.

A.    Major Shareholders.

To our knowledge, other than the directors and officers as disclosed above, the only other persons beneficially owning, directly or indirectly, or exercising control or direction over, common shares carrying more than 5% of the voting rights attached to the 18,418,852 shares outstanding at Aug 1, 2008.

	Number of
Name	shares	Percentage owned
Erick	1,020,896	5.51%
Factor
	1,000,000	5.40%
World
Corp
Lands
Ltd.

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

In addition, the Company had the following transactions with related parties:

		Year Ended December 31,

		2007	2006	2005	2004
		$	$	$	$
a)	Management fees charged by the President and the Vice-President, both major shareholders of the Company, for management, administration, supervision and company development services.	129,425	136,116	69,360	40,000

b)	Consulting fees charged by a company controlled by the former CFO of the Company for management and administration services.	0	33,116	31,526	-

c)	Interest paid to a relative of the controlling shareholders of the Company for cash advanced to the Company (Note 6(a))	17,990	17,965	17,911	18,000

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

The following table sets forth the high and low closing prices on the pink sheets and the OTC.BB for the periods indicated.

By Quarters in 2005, 2006, 2007 & 2008	High Sales Price	Low Sales Price
Second Quarter 2008	$0.25	$0.10
First Quarter 2008	$0.20	$0.10
Fourth Quarter 2007	$0.14	$0.10
Third Quarter 2007	$0.35	$0.06
Second Quarter 2007	$0.38	$0.07
First Quarter 2007	$0.30	$0.26
Fourth Quarter 2006	$0.26	$0.20
Third Quarter 2006	$0.25	$0.16
Second Quarter 2006	$0.30	$0.14
First Quarter 2006	$0.22	$0.16
Fourth Quarter 2005	$0.30	$0.10
Third Quarter 2005	$0.30	$0.10
Second Quarter 2005	$0.30	$0.10
First Quarter 2005	$0.30	$0.10

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

Item 12.  Description of Securities Other Than Equity Securities.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.  Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.  Not applicable.

Item 15.  Controls and Procedures.

Under the supervision and participation of the Chief Executive Officer, the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of August 12, 2008, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We intend to address such weakness and work with our auditors and other outside advisors to improve our controls and procedures.

There have been no material changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 18.  Financial Statements.  Not applicable.

Item 19.  Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*

3.(ii)	By-laws (Schedule “A”)	*

4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)	*

4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)	*

4. (3)	Certifications (Bradley James Moynes)	*

4. (4)	Certifications (J. Robert Moynes)	**

4. (5)	Certification Pursuant 18 USC Section 1350

4. (5)	Form of Warrant dated May 23, 2007

23. (1)	Consent of Independent Auditors	*

23. (1)	Financial Statements for the years ended December 31, 2007 and 2006.	*

*              Previously filed.
**            Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement.

Black Diamond Brands Corporation

Date: January 22, 2009	By:	/s/ Bradley J. Moynes
Bradley J. Moynes,
President & CEO

Date: January 22, 2009	By:	/s/ J. Robert Moynes
J. Robert Moynes
CFO