Form 20-F/A
period 2007-12-31
RAINCHIEF ENERGY INC
filed 2009-02-19
CIK 1369128

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

Black Diamond Brands Corporation

Table of Contents

Page No.
Part I

Part III

Item 17. Financial Statements	41

Item 18. Financial Statements	41

Item 19. Exhibits	41

Signatures	42

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

Item 12.  Description of Securities Other Than Equity Securities.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.  Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.  Not applicable.

Item 15T.  Controls and Procedures.

Disclosure Control and Procedures

Under the supervision and participation of the Chief Executive Officer, the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We intend to address such weakness and work with our auditors and other outside advisors to improve our controls and procedures.

Management’s Annual Report on Internal Control Over Financial Reporting.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2007.  In making this assessment, management did not use any framework based on a recognized control framework, as contemplated by Rule 13a-15(c).  Based on the assessment, management has determined that the Company did not have in place formal controls suitably designed to achieve specified control objectives.  Accordingly, management believes that as of December 31, 2007, the Company may not have had an effective ICFR for the 2007 year.

Specifically, the internal controls are inherently limited in effectively preventing or detecting material misstatements in the financial statements.  The following should be considered material internal control limitations:

• It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting staff person.

• The Company is small, with only two officers (who also are the only directors), thereby creating a risk of override of existing controls by management.

• The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities.

Management believes it may not be practical to mitigate all the internal control weaknesses due to the small size of the Company and the inherent limitations associated with it.

In relation to the foregoing statements, the registered public accounting firm that audited the Company’s financial statements for the year ended December 31, 2007 advised management that the firm received full cooperation from management during the course of the audit.  The firm also advised that it had no disagreements with management, and that all auditing, accounting and presentation issues were resolved to the satisfaction of the firm prior to completion of the audit and release of the report thereon.  Finally, the firm advised that it performed the audit based on a substantive approach with no reliance on the Company’s ICFR.

For fiscal 2009, the Company desires to develop, and maintain, a comprehensive and effective ICFR that is appropriate for the size and complexity of the Company’s activities.  Management may use the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework,” or another recognized framework.  However, our ability to do so will be a function of having funds available to pay the substantial costs involved, and attracting and paying qualified employees to augment the extremely limited personnel (two persons) now working for the Company.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting.

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

Item 18.  Financial Statements.  Not applicable.

Item 19.  Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*

3.(ii)	By-laws (Schedule “A”)	*

4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)	*

4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)	*

4. (3)	Certifications (Bradley James Moynes)	**

4. (4)	Certifications (J. Robert Moynes)	**

4. (5)	Certification Pursuant 18 USC Section 1350	*

4. (5)	Form of Warrant dated May 23, 2007	*

23. (1)	Consent of Independent Auditors	*

23. (1)	Financial Statements for the years ended December 31, 2007 and 2006.	*

*              Previously filed.
**            Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report.

Black Diamond Brands Corporation

Date: February 19, 2009	By:	/s/ Bradley J. Moynes
Bradley J. Moynes,
President & CEO

Date: February 19, 2009	By:	/s/ J. Robert Moynes
J. Robert Moynes
CFO