Form 20-F/A
period 2007-12-31
RAINCHIEF ENERGY INC
filed 2009-03-03
CIK 1369128

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

___________________________________
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

 ___________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value
(Title of Class)

___________________________________________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

___________________________________________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,418,852 at December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.___Yes     _X_No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934___Yes     X   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)    X     Yes  ___ No; and (2) has been subject to such filing requirements for the past 90 days.    X_ Yes       No.

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

Large accelerated filer __             Accelerated filer __          Non-accelerated filer _X_

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).___ Yes X No

Item 15T.  Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We intend to address such weakness and work with outside advisors to improve our controls and procedures.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management did not complete an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2007, because the Company did not select a recognized control framework, as contemplated by Rule 13a-15(c).  Accordingly, the Company cannot conclude whether it had in place effective, or ineffective, internal controls over financial reporting as of December 31, 2007. As of the date this amended Form 20-F is filed, the Company is implementing the design of a new ICFR based on the COSO framework (“Committee of Sponsoring Organizations of the Treadway Commission”), which is a recognized framework of integrated guidance on internal control systems.  This ICFR is expected to be in place by June 30, 2009.

The Company’s incomplete assessment of the effectiveness of the ICFR at December 31, 2007 identified certain material weaknesses as of that date.  The Company has adopted specific plans (to be operational by June 30, 2009) to remediate the weaknesses.  When the new ICFR is implemented, management will be in

position to fully assess the effectiveness of the ICFR that was in place at December 31, 2007.   At such time as the assessment is completed, the Company will report (by filing a further amendment to this Form 20-F) on the effectiveness of the ICFR in existence at December 31, 2007, the existence of any additional material weaknesses determined to exist at December 31, 2007, and the steps to be taken to remediate them.  The following, therefore, should not be considered to be a complete list of material weaknesses.

1.      Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting staff person.  Remediation:  Appoint a new Chief Financial Officer, in addition to the current officers, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officers.   J. Robert Moynes, who has served as Chief Financial Officer from July 2008, will cease to serve in that position upon installation of a new individual as Chief Financial Officer.

2.      Weakness: The Company is small, with only two officers (who also are the only directors), thereby creating a risk of override of existing controls by management.  Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

3.      Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities.  Remediation:  Increase the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer, and the Chief Executive Officer, to insure received goods and third-party services conform to contract terms.

In relation to the identified weaknesses, the registered public accounting firm that audited the Company’s financial statements for the year ended December 31, 2007 advised management that the firm received full cooperation from management during the course of the audit.  The firm also advised that it had no disagreements with management, and that all auditing, accounting and presentation issues were resolved to the satisfaction of the firm prior to completion of the audit and release of the report thereon.  Finally, the firm advised that it performed the audit based on a substantive approach with no reliance on the Company’s ICFR.

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

Changes in Internal Control over Financial Reporting

There have been no material changes in internal control over financial reporting that occurred during the fiscal year (2007) covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report.

Black Diamond Brands Corporation

Date:  March 3, 2009                                                                           /s/  Bradley J. Moynes                       .
Bradley J. Moynes,
CEO

Date:  March 3, 2009                                                                           /s/  J. Robert Moynes                       .
J. Robert Moynes,
CFO

5