Form 20-F/A
period 2007-12-31
RAINCHIEF ENERGY INC.
filed 2009-06-10
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

___	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

X	Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
	for the Fiscal Year Ended	December 31, 2007.

or

___	Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.
For the transition period from _______ to ________.

Commission file number 000-52145

Rainchief Energy Inc. (f/k/a Black Diamond Brands Corporation)

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)

(Jurisdiction of incorporation or organization)

#361, 1275 West 6th Ave, Vancouver, BC, Canada, V6H  1A6

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        ___Yes _X No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934      ___Yes  X   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)    X     Yes  __ No; and (2) has been subject to such filing requirements for the past 90 days.    X_ Yes __ No.

Indicate which financial statement item the registrant elects to follow:    X   Item 17 __  Item 18.

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

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures.  We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2007, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c).  Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2007.

The Company’s assessment of the effectiveness of the ICFR at December 31, 2007 identified certain material weaknesses as of those dates:

1.	It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting consultant.

2.	There is significant risk of management override of existing controls as the two executive officers are also the directors of the Company.

3.	The Company maintains limited audit evidence in documentary form which can be used to test the operating effectiveness of control activities.

The Company appointed a third director on June 9, 2009. This director is independent as that term is defined by Rule 4200 (a) (15) of the Marketplace Rules of NASDAQ and Canadian National Instrument 52-110, and will not be involved in the day-to-day running of the Company.  The Company intends to add additional levels of executive management and personnel to remediate the weaknesses, as and when the Company’s activities warrant this, and financial resources are available.

This Amended Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no material changes in internal control over financial reporting that occurred during the fiscal year (2008) covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report.

Rainchief Energy Inc.

Date:  June 10, 2009                                                                               /s/  Bradley J. Moynes                       .
Bradley J. Moynes,
CEO

Date:  June 10, 2009                                                                               /s/  J. Robert Moynes                       .
J. Robert Moynes,
CFO