Form 20-F
period 2008-12-31
RAINCHIEF ENERGY INC.
filed 2009-06-15
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

______	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

___☒___	Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2008.

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

#361, 1275 West 6th Avenue,   Vancouver, BC, Canada, V6H 1A6

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 23,818,852 at December 31, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.___ Yes ___☒___No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934___Yes ___☒___ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) __☒__ Yes    No; and (2) has been subject to such filing requirements for the past 90 days.  __☒__Yes ___ No.

Indicate which financial statement item the registrant elects to follow:  __☒__ Item 17  ___ Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___  Accelerated filer ___  Non-accelerated filer __☒__

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).___ Yes __☒__  No

Part III

Item 17. Financial Statements	33

Item 18. Financial Statements	33

Item 19. Exhibits	33

Signatures	34

PART I

Introduction.  Rainchief Energy Inc. (together with its subsidiaries, referred to as “Rainchief,” “Company”, “we”, “our” or “us”), is a British Columbia corporation incorporated on December 28, 2000. The business endeavor will seek to identify for evaluation undervalued oil and gas properties in Western Canada for possible acquisition.   The Company announced on January 23, 2009 a material change notifying investors it has changed its name from Black Diamond Brands Corp. and has changed its business from marketing and distribution of wine and spirits to the oil and gas industry.

Item 1.  Identity of Directors, Senior Management and Advisors.  The President & CEO of the Company is Bradley J. Moynes, #361, 1275 West 6th Avenue, Vancouver, BC, Canada, V6H 1A6; and the interim CFO of the Company is J. Robert Moynes, #361-1275 West 6th Ave. Vancouver, BC, Canada, V6H-1A6. and William E. Pfaffenberger is a Director of the Company, #4-4522 Gordon Point Drive, Victoria, BC, V8N-6L4. See Item 6 for further information.

The Company’s registered independent auditors are Watson Dauphinee & Masuch, Chartered Accountants, Suite 420, 1501 West Broadway, Vancouver, British Columbia, Canada, V6J-4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.	Offer Statistics and Expected Timetable. Not applicable.

Item 3	Key Information

A.	Selected Financial Data.

The following selected information should be read in conjunction with the Company’s financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of generally accepted accounting principles in Canada.  With respect to the Company’s consolidated financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.  Please see note 16 of the consolidated financial statements.

Selected Consolidated Financial and Operating Data.

	Year Ended December 31,
Operating Data	2008		2007		2006		2005		2004
	$		$		$		$		$

Sales (discontinued operations)		14,767		3,965		5,105		124,847		291,091
Gross profit, net cost of sales (discontinued operations)		(28,584)		1,000		3,204		36,176		123,516

(Net loss)		(485,973)		(524,780)		(440,672)		(273,567)		(118,432)
(Loss) per common share – basic & diluted		(0.03)		(0.04)		(0.04)		(0.03)		(0.01)

Number of shares outstanding		23,818,852		17,418,852		13,577,223		10,735,447		9,168,780

	As at December 31,
Balance Sheet Data	2008		2007		2006		2005		2004
	$		$		$		$		$
Current Assets		34,205		79,862		104,245		46,150		170,415
Current Liabilities		344,822		451,077		269,931		194,375		212,894
Total Assets		64,737		112,313		113,145		55,517		190,465

Share Capital		2,031,174		1,567,600		1,025,342		599,198		369,170
Accumulated Deficit		(2,401,737)		(1,915,764)		(1,390,984)		(950,312)		(676,745)
Dividends per common share		~~0~~		~~0~~		~~0~~		~~0~~		~~0~~

Exchange Rates.

The Company’s consolidated financial statements are stated in Canadian dollars.  The Company realized a loss on foreign exchange of $7,597 and a loss of $6,664 for the years ended December 31, 2008 and 2006 respectively, and a gain of $15,933 for the year ended December 31, 2007.  These losses, and the gain, were due to currency exchange rate fluctuations between the Canadian and United States dollar.

In this Form 20-F/A, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified.  Reference to “US$” refers to United States dollars. The Bank of Canada closing exchange rate on December 31, 2008 was Cdn$0.8210 per US$1.00.Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  For the past five fiscal years ended December 31, and for the period between January 1, 2008 and December 31, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2004	$1.3015
December 31, 2005	$1.2116
December 31, 2006	$1.1340
December 31, 2007	$1.0747
December 31, 2008	$1.0660

Month ended	High	Low
January 31, 2008	$0.9852	$0.9940
February 28, 2008	$0.9964	$1.0047
March 31, 2008	$0.9935	$1.0035
April 30, 2008	$0.9824	$0.9904
May 31, 2008	$0.9966	$1.0039
June 30, 2008	$0.9806	$0.9873
July 31, 2008	$0.9838	$0.9904
August 31, 2008	$0.9449	$0.9522
September 30, 2008	$0.9401	$0.9505
October 31, 2008	$0.8386	$0.8551
November 30, 2008	$0.8121	$0.8285
December 31, 2008	$0.8034	$0.8165

B.	Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2008, using:

·	23,818,852 shares outstanding on an actual basis; and
·	23,818,852 shares outstanding on an as-adjusted basis to reflect changes through May 31, 2009.

On July 9, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000).  One unit consists of one common share and one share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009.  The Company paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants to the finder.

On November 14, 2008, the Company completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000).  One unit consists of one common share and one share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until November 5, 2009.

On December 19, 2008 the Company completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until December 1, 2009.

You should read this information together with our consolidated financial statements, including the related notes, and Item 5, “Operating and Financial Review and Prospects.”

	Dec. 31, 2008	As adjusted May 31, 2009*
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	23	17,879
Long-term obligations, less current portion	-	-

Shareholders’ deficiency
Share capital, without par value (December 31, 2007 $1,567,600)	2,031,174	2,098,674
Contributed Surplus	90,478	91,765
Accumulated deficit	2,401,737	2,467,737
Shareholders’ deficiency	280,085	277,298
Total Capitalization (long-term debt plus shareholders’ deficiency)	280,085	277,298

None of the capitalization referred to above is secured or guaranteed. All amounts in respect of capitalization including long term debt are unsecured and not guaranteed.

Capitalization at May 31, 2009 reflects receipt of $125,000 from sale of equity subsequent to December 31, 2008.  See Note 13(b) (Subsequent Events) to the consolidated financial statements included with this Report.

C.	Reasons for the Offer and Use of Proceeds. Not applicable.

D.	Forward Looking-Statements and Risk Factors.

Forward-looking Statements.  In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen).  Except for the historical information, all of the information in this document make up "forward looking" statements.  Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements.  These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management.  These statements involve known and unknown risks, including the risks inherent in the oil and gas business as well as risks related to adverse general  economic conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions.  Our use of the words "anticipate", "believe", "estimate", "expect", "may", "will", "continue" and "intend", and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements").  These statements reflect our current views with respect to future events.  They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete.  We cannot assure you that our expectations will prove to be correct.  Actual operating results and financial performance may prove to be very different from what we now predict or anticipate.  The "risk factors" below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2008, we recorded a net loss of $485,973 from operations compared to a net loss of $524,780 for the year ended December 31, 2007 and a net loss of $440,672 for the year ended December 31, 2006.  The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

The Company continues to incur operating losses, and has a consolidated deficit of $2,401,737 as at December 31, 2008. Operations for the year ended December 31, 2008 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).  We estimate that we will require at least $500,000 to begin a series of undervalued oil and gas property acquisitions in Western Canada.  The funds required are to pay for license transfer fees, purchase existing wellbores and to bid on the property Landsales and if successful pay for the land lease to the Crown.  All land in the Province of Alberta is owned by the Crown and is leased to the highest bidder through a public Landsale auction system.  A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects.”

Our entry into the oil and gas property acquisition business may not be successful and there are risks attendant to these activities which are different from our wine distribution business.  The Company intends to retain a third party oil and gas specialist (Scott Henderson) to assist the Company by identifying undervalued oil and gas interests in Western Canada that might be appropriate to acquire.  The individual will have experience in the petroleum industry and be responsible for all operations of the newly established 100% subsidiary Point Grey Energy Inc., as our current officers and directors (Bradley Moynes and Robert Moynes) have limited experience in the oil and gas business. The Company has not finalized terms of the managment agreement with Mr. Henderson as of the date this Report is filed.

The oil and gas property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities.  Even with capital and experience, the industry risks of drilling dry holes and cost overruns are significant.  Environmental compliance is an increasingly complex and costly burden to entry for many new exploration areas, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can.  We offer no assurance that our entry into this business activity will be successful.  Pursuant to a Rights Purchase Agreement dated November 14, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the “Montag Property”) for a total consideration of $40,500. The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the Montag Property.  The amount paid by the Company for the property interest has been written off due to current uncertainty of ownership (see Note 5 to the consolidated financial statements in this Report), and ownership of the interest is the subject of litigation in the Judicial District of Calgary (to which neither the Company nor its subsidiary Point Grey are parties).

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

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock.  Our stock trades on the “OTC.BB” but it is not actively traded.  If there is no active trading market, you may not be able to resell your shares at any price, if at all.  It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility.  Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy companies generally.   Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts. Without such coverage, institutional investors are not likely to buy the stock.  Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading.  As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities).  For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale.  This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

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

The Company is a British Columbia corporation (organized on December 28, 2000).  The registered office is at 4th Floor 888 Fort Street Victoria, British Columbia, V8W 1H8.  The corporate office is at #361-1275 West 6th Ave, Vancouver, British Columbia, V6H 1A6; telephone (604)-676-1032.  We do not have an agent in the United States.

The Company’s legal name is Rainchief Energy Inc. and business is carried on in this name in Canada at this time.  On November 21, 2008 the Company changed it corporate name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B.	Overview.

Since 2000, we have been engaged in the distribution of adult beverage products in Canada (primarily in the Provinces of British Columbia and Alberta), through our wholly owned subsidiary, Black Diamond Importers Inc.  Beginning in mid-2003, we began marketing private label wine products in the United States under the “Liberty Valley”TM name and label, with red and white wines produced in Argentina.  These activities were conducted through Black Diamond Importers Inc., a wholly-owned Canadian subsidiary.  The trademark “Liberty Valley ™” originally was issued by the United States Patent and Trademark Office to Black Diamond Brands Corporation and is now owned by its wholly-owned U.S. subsidiary, Liberty Valley Wines, LLC (LVW).  Our wine portfolio was produced and supplied in partnership with historic Oak Ridge Winery of Lodi, California.  During 2008, the Company decided to exit the wine distribution operations in Canada and the United States operated through its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines LLC. The decision to cease the wine distribution operations was made concurrent with the commencement of the Company’s investment in oil and gas operations in the province of Alberta, Canada.

On November 14, 2008, the Company signed an agreement to purchase a10% carried working interest, in an oil and gas property located in the Montag area of Alberta, Canada for $40,500.  The interests subject to the agreement represent one-half the interests which the vendor asserts that it owns.  The oil and gas rights to be purchased by the Company (subject to resolution of a dispute, see the next paragraph) are within the Montag Project.

Closing of the agreement is subject to resolution of a dispute between the vendor and the underlying owner and operator of the property, as to title of the subject working interests.  The vendor is of the view that it is entitled to a 40% working interest in the lands and interests plus a right to be carried for the capital cost obligations associated with one-half of that 40% working interest pursuant to a management agreement.

XGen commenced litigation against the vendor (Scott Henderson and Trojan Energy) in 2008 in the Court of Queen’s Bench of Alberta, Judicial District of Calgary (Claim Action No. 0801-2653), seeking compensation for damages alleged by certain actions by Henderson and Trojan.  Henderson and Trojan filed counter-claims against XGen in April 2009, stating that they have earned and paid for a legal and beneficial interest to the 40% working interest in the Montag Lands and in the alternative have at minimum earned a 20% carried working interest pursuant to the management agreement.  Henderson and Trojan seek specific performance of the management agreement and the acknowledgement and transfer of these interests.

As an alternative claim for relief in their counter-suit, Henderson and Trojan seek judgment in the amount of $7,500,000 or such further and other amount as may be proven at trial, reflecting the value of the interests claimed, an accounting of all benefits derived therefrom, and a constructive trust over the Montag Lands for the value of these interests.  The firm of barristers representing Henderson and Trojan would be entitled to 30% of any monetary damages awarded by the Court, under a contingency agreement between the barristers and Henderson and Trojan.  Proceeds of any award in favor of Henderson and Trojan (after deduction of the 30% contingency fee) would be split with the Company.

Discovery proceedings are expected to commence in July 2009.  We do not predict the timing or outcome of the litigation, or the commercial viability of the interest we may acquire.

The Company’s Organization Structure.

Rainchief Energy Inc (the “Company”):

Black Diamond Importers Inc. – British Columbia, Canada, corporation
100% subsidiary.

Liberty Valley Wines, LLC – Delaware, U.S, limited liability company
100% subsidiary.

Point Grey Energy Inc. – Alberta, Canada, corporation
100% subsidiary.

Commitments.

The Company currently leases office space (approximately 300 square feet) at #361,1275 West 6th Ave, Vancouver, British Columbia V6H 1A6; this lease is for $1,000 per month, on a month to month basis.

In April 2008, we entered into a licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on our privately labeled wine bottles and for advertising and promotional use for a term of 3 years.

Pursuant to the agreement, we paid a fee of US$30,000 in consideration for prior uses of the copyrighted photographs.  We also agreed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by us.  During the year ended December 31, 2008, we recorded royalty payments totaling $16,891 (US$16,875) (2007 - $30,000) in advertising and marketing expense.

Subsequent to year-end, we were served a Notice of Termination of the licensing agreement citing breach by us as a result of our default on the royalty payment due on January 01, 2009 for the first quarter of 2009.  The total amount of claim against the Company is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement.  We are pursuing a resolution to the dispute.  Pursuant to the licensing agreement, the royalty payments are secured by the personal guarantees of the President and Vice-President of the Company.  We will accrue this contingent liability in the first quarter of 2009. See note 11 of the consolidated financial statements.
.
We own computer and office furniture and equipment with a depreciated cost of $1,139 as at December 31, 2008.  See note 4 to the consolidated financial statements.

Item 5.	Operating and Financial Review

Continuing Operations

For the years ended December 31, 2008, 2007, and 2006, respectively, the Company had net losses from continuing operations of $371,150, $454,014 and $262,780.

Accounting audit and legal fees for the year ended December 31, 2008 increased by $42,019 to $86,716 from $44,697 for the year ended December 31, 2007, as a result of increased regulatory compliance requirements. Accounting audit and legal fees for the year ended December 31, 2007 decreased by $24,863 from $69,560 for the year ended December 31, 2006 as a result of the non-recurrence of one time legal costs incurred in the year ended December 31, 2006.

Consulting expenses decreased by $163,238 to $103,162 for the year ended December 31, 2008 from $266,400 for the year ended December 31, 2007, as a result of reduced investor relations activity. Consulting fees incurred in the year ended December 31, 2006 related to services provided by the Company’s former Chief Financial Officer.

Management fees for the years ended December 31, 2008, 2007 and 2006, respectively, remained fixed at US$120,000. The changes in the amounts recorded in each year result from fluctuations in the exchange rate between the US and Canadian Dollars.

Travel expenses during the year ended December 31, 2008 were incurred in connection with the Company’s entry into the oil and gas sector.

The Company incurred foreign exchange losses of $7,597 for the year ended December 31, 2008, and $6,664 for the year ended December 31, 2006, as compared to a foreign exchange gain of $15,933 in the year ended December 31, 2007. The losses in the years ending December 31, 2008 and 2006 and gain in the year ended December 31, 2007, respectively, result from changes in the foreign currency exchange rate between the Canadian and US Dollars. The Company also realized a gain on settlement of debts of $21,505 for the year ended December 31, 2008 as compared with a loss on settlement of debts of $13,432 for the year ended December 31, 2007.

During the year ended December 31, 2008, the Company entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada for a total purchase price of $40,500. The vendor is involved in a legal action with the underlying owner and operator of the property with respect to the vendor’s entitlement to a working interest in the property.  The vendor and the Company are pursuing a resolution to protect its interest in the property. The Company’s interest in the property is wholly derived from its purchase agreement with the vendor, and in the event that the vendor’s interest in the property is determined to be nil, the interest of the Company will also be determined to be nil.  As such, the Company has written off $40,499 in acquisition costs due to the uncertainty over ownership of the working interest.

Discontinued operations

The Company recorded sales of wines and spirits amounting to $14,767 for the year ended December 31, 2008, an increase of $10,802 over the amount recorded for the year ended December 31, 2007. However, the Company recorded a loss on gross margin of $28,584, a decrease of $29,584 as compared with the year ended December 31, 2007. The loss on gross margin resulted from the disposal of certain inventories (the Liberty Valley wine products) at amounts lower than their original cost.

The Company’s sales declined from $5,105 for the year ended December 31, 2006 to $3,965 for the year ended December 31, 2007 as a result of the Company’s continuing focus on attempting to build the Liberty Valley brand. The gross margin declined from 62.8% for the year ended December 31, 2006 to 25.2% for the year ended December 31, 2007 as a result of a change in the mix of products sold.

Advertising and promotion expense for the year ended December 31, 2008 decreased by $12,615 to $38,560 as a result of the decision taken during 2008 to exit the wine and spirit business.

Interest and bank charges for the years ended December 31, 2008 and 2007 have decreased by $17,633 and $8,204, respectively, as compared with the year ended December 31, 2006 as a result of the repayment of loans during the years ended December 31, 2008 and 2007

The Company incurred foreign exchange losses associated with its discontinued operations of $23,188 for the year ended December 31, 2008 and $1,870 for the year ended December 31, 2006, as compared to a foreign exchange gain of $15,870 in the year ended December 31, 2007. The losses in the years ended December 31, 2008 and 2006, and the gain in the year ended December 31, 2007, respectively, result from changes in the foreign currency exchange rate between the Canadian and US Dollars.

Financial position

For the year ended December 31, 2008 the Company’s working capital deficiency was $310,617 (December 31, 2007, deficiency of $371,215).

The increase in working capital for the year ended December 31, 2008 is due to $149,785 advanced by shareholders, offset by an increase of $33,985 in accounts payable and accrued liabilities and $56,756 cash used in discontinued operations and an increase of $9,602 in current liabilities relating to discontinued operations. Total cash balance decreased by $6,751 from December 31, 2007.

Liquidity and Capital Resources

Cash provided from private placements and related parties in the year ended December 31, 2008 was $319,032 (2007 – $214,275).

The uses of cash in the period were $30,500 for the purchase of a working interest in the Montag gas field (2007 – Nil); $238,527 to fund the Company’s continuing operations (2007 - $138,571) and $52,809 to fund the Company’s discontinued operations (2007 – $94,916).

Subsequent events

In March 2009, the Company was served with a Notice of Termination in connection with a licensing agreement for the exclusive right to use certain copyrighted photographs.  The amount of claim against the Company is US$50,625.

As at May 31, 2009 the Company has received subscription proceeds totaling US$125,000 in connection with a private placement of 2,500,000 units at US$0.05 per unit.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant is exercisable into one common share at US$0.10 for a period of one year.

C.	Research and Development, Patents and Licenses, Etc. Not applicable.

D.	Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

E.	Off-Balance Sheet Arrangements. Not applicable.

F.	Contractual Obligations.

On January 01, 2007, we entered into management agreements with the President and the Vice-President of the Company for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a term of 10 years. See note 11 of the consolidated financial statements.

Payments Due By Period

Total	Less than 1year	1-3years	3-5years	More than 5years
US$1,200,000	US$120,000-	US$360,000	US$240,000	US$480,000

ITEM 6.	Directors, Senior Management, and Employees

A.	Directors, Senior Management, and Employees.

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent.  Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes President, Chief Executive Officer and Director
President and CEO, and Secretary-Treasurer of the Company since December 2000.  From June 2000 until he became an officer and Director of the Company, Mr. Moynes was an Investment Advisor with a broker-dealer firm registered in Canada.  Mr. Moynes attended Orange Coast College in Costa Mesa, California from 1989 to 1991.

J. Robert Moynes Vice President, Interim Chief Financial Officer and Director	Director of the Company since July 2008. Mr. Moynes is currently the interim CFO.

William Pfaffenberger Director
Director of the Company since June 9, 2009.  Dr. Pfaffenberger is President and CEO of Torch River Resources having joined that company in April 2006. He is a retired professor of mathematics, having taught in the Mathematics and Statistics Department at the University of Victoria for 38 years.  He served as a Member of the Board of Governors, was Chair of his department and served as Chair of the Board of Pension Trustees for 11 years, overseeing a fund of over $400 million.  In addition to his directorships of Torch River Resources and Rainchief Energy, he also serves as a director of three other public companies, Molycor Gold Corp, Sola Resource Corp and Goldrea Resources Corp.  He is also President of a private minerals company, Fundamental Resources Corp.

B.	Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the three executive officers of the Company in each of the years ended December 31, 2008, 2007 and 2006.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

	Annual Compensation				Long Term Compensation
					Awards			Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)		(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR’s		LPIT Payouts	All Other Compensation
		($)	($)	($)	($)	(#	)	($)	($)

Bradley J. Moynes,	2008	$60,000	$-0-	$-0-	$-0-	-0-		$-0-	$-0-
President and CEO	2007	$60,000	-0-	-0-	-0-	-0-		$-0-	-0-
	2006	$60,000	-0-	-0-	-0-	-0-		-0-	-0-

J. Robert Moynes,	2008	$60,000	$ - 0-	$-0-	$-0-	-0-		$-0-	$-0-
Vice-President	2007	$60,000	-0-	-0-	-0-	-0-		-0-	-0-
	2006	$60,000	-0-	-0-	-0-	-0-		-0-	-0-

Brian Cameron	2008	$ - 0-	$ - 0-	$-0-	$-0-	-0-		$-0-	$-0-
Former CFO	2007	-0-	-0-	-0-	-0-	-0-		-0-	-0-
	2006	$33,116	-0-	-0-	-0-	-0-		-0-	-0-

Executive Compensation Plans and Employment Agreements.

Management Agreements.

On January 1, 2008, the Company signed ten-year Management Agreements with Bradley J. Moynes and J. Robert Moynes. Under the Management Agreements, the Company has agreed to pay each officer US$60,000 annually.

On February 25, 2005, the Company signed a three month Consulting Agreement (for general financial and business consulting services) with Cameron & Associates (C&A), and paid C&A $10,500 for the three months ending April 30, 2005.  On July 22, 2005, the Company signed a six month Consulting Agreement with C&A (through December 31, 2005), and paid C&A $21,000; which agreement also covered general financial and business consulting services.  Brian Cameron is the sole proprietor of C&A.  Mr. Cameron was removed as an officer of the Company on July 11, 2008 by way of special resolution pursuant to section 10.14 of the Articles of the Company.

By letter of July 2, 2008, Mr. Cameron has claimed the Company owes him $51,450 for compensation through December 31, 2008, and that the Company had agreed to issue 350,000 shares of common stock to pay that amount.  Mr. Cameron also has claimed, in his July 2, 2008 letter, that the Company entered into an agreement to pay him $3,500 monthly, from March 1, 2008, and issue to him options to buy 400,000 shares at $0.15 per share.  Mr. Cameron has submitted an invoice dated August 1, 2008, for a total amount owed equal to $66,290, for the period from November 2006 through to March 2009.  Mr. Cameron has stated that of such amount, $51,450 was to be paid by issuance of 350,000 shares of common stock, and that the remaining $14,840 is to be paid in cash.  The Company believes that Mr. Cameron’s claims are without foundation and has not provided any amount in respect of any possible settlement. The Company has not settled this claim as of the date of this report.

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

The Company does not have audit, compensation, or corporate governance committees at the present time. The Company is listed for trading on the OTC.BB as a reporting issuer under registration statement Form 20-F (Foreign Private Issuer) and as such we believe that we are not required to have such committees.

D.	Employees.

The Company currently has two officers.  Employees will be added as required.

E.	Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 23,818,852 shares outstanding on May 31, 2009.

Name	No. of Shares	Percentage of outstanding at May 31, 2009
Bradley James Moynes	6,515,856	26.07%
J. Robert Moynes	4,391,610	17.56%
William E. Pfaffenberger	0	0%

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

To our knowledge, other than the directors and officers as disclosed above, the no other persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights attached to the 23,818,852 shares outstanding at May 31, 2009.

The Company has approximately 50 shareholders of record.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 21.56%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 78.44 % of the Company’s common shares are owned by residents of Canada.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 21.56%. These assumptions are based on our shareholder registry issued by Pacific Stock Transfer as of May 31, 2009 that approximately 78.44% of the shares are owned by Canadian residents.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company.

B.	Related Party Transactions.

On August 23, 2003, we borrowed $159,914 from Georgia Moynes (wife of James Robert Moynes and mother of Bradley J. Moynes, officers of the Company).  The promissory note is unsecured, bears annual interest at 12%, and was due on December 31, 2007.  We paid $10,000 against the principal in 2005.  On November 13, 2007 the Company issued shares with a fair value of $277.234 for debt in the amount of $149,914. The Company recorded a loss of $127,320 on settlement of this debt.

Paseo Investments Ltd., a private company owned by James Robert Moynes, loaned $32,200 to the Company in 2001 and an additional $30,142 in 2003.  This debt is unsecured, does not bear interest, and is due on December 31, 2008. As of December 31, 2008 the balance owed to this company was $44,826.

At December 31, 2008, $16,098 was owed to Bradley J. Moynes, and $20,450 was owed to Robert Moynes.  These amounts are unsecured, do not bear interest, and have no specific terms of repayment.

In addition, the Company had the following transactions with related parties:

		Year Ended December 31,
		2008	2007	2006	2005
		$	$	$	$
a)	Management fees charged by the President and the Vice-President, both major shareholders of the Company, for management, administration, supervision and company development services.	129,279	129,425	136,116	69,360

b)	Consulting fees charged by a company controlled by a former CFO of the Company for management and administration services.	0	0	33,116	30,526

c)	Interest paid to a relative of the controlling shareholders of the Company for cash advanced to the Company	0	17,990	17,965	17,911

C.	Interest of Experts and Counsel. None.

Item 8.	Financial Information. See the consolidated financial statements under Item 18.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

The Company's common shares are traded on the “OTC.BB” under the symbol RCFEF; the shares are not listed on any exchange or traded on any other medium.  Trading commenced in the first quarter 2004 on the Pinks Sheets and then became a reporting issuer and listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the pink sheets and the OTC.BB for the periods indicated.
By Quarters in 2005, 2006, 2007 & 2008	High Sales Price	Low Sales Price
	US$	US$
Fourth Quarter 2008
Third Quarter 2008	$0.15	$0.04
Second Quarter 2008	$0.25	$0.09
First Quarter 2008	$0.25	$0.10
Fourth Quarter 2007	$0.20	$0.10
Third Quarter 2007	$0.14	$0.10
Second Quarter 2007	$0.35	$0.06
First Quarter 2007	$0.38	$0.07
Fourth Quarter 2006	$0.30	$0.26
Third Quarter 2006	$0.26	$0.20
Second Quarter 2006	$0.25	$0.16
First Quarter 2006	$0.30	$0.14
Fourth Quarter 2005	$0.22	$0.16
Third Quarter 2005	$0.30	$0.10
Second Quarter 2005	$0.30	$0.10
First Quarter 2005	$0.30	$0.10
	$0.30	$0.10

On December 31, 2008, the closing price was US$0.04 per share.

B.                 Plan of Distribution.  Not applicable.

C.                 Markets.  See "Offer and Listing Details" above.

D.                 Selling Shareholders.  Not applicable.

E.                 Dilution.  Not applicable.

F.                 Expenses of the Issue.  Not applicable.

Item 10.	Additional Information.

A.	Share Capital.

Authorized.

  Unlimited number of common shares without par value

  Issued and Outstanding.

	Number of Common Shares	Amount $

Balance, December 31, 2006	13,577,223	1,025,342

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (i)	500,000	109,684
For Debt
Promissory Note Payable to Related Party (ii)	2,141,629	277,234
Promissory Note Payable to Arm’s Length Party	200,000	25,890
For Accounts Payable (iii)	1,000,000	129,450

Balance, December 31, 2007	17,418,852	1,567,600

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (iv)	1,250,000	166,678
For Debt
Promissory Note Payable to Arm’s Length Party	150,000	17,664
Amounts Owed to Related Parties	5,000,000	279,232

Balance, December 31, 2008	23,818,852	2,031,174

(i)
On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.40 per share until May 31, 2008. The Company paid finders’ fees in the amount of $12,187 (US$11,250).

(ii)
On December 21, 2007 the Company settled the outstanding promissory note payable to a person related to Officers and Directors of the Company in the amount of $149,914 by issuing 2,141,629 common shares with a fair value of $277,234.  The Company recorded a loss of $127,320 on settlement of this debt.

(iii)
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

(iv)
On July 9, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.25 per share for a period of one year. The Company paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants with a fair value of $2,569 (Note 8(d)) to the finder.

On November 14, 2008, the Company completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

On December 19, 2008, the Company completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between June 15, 2009 and October 31, 2010:

	Number of Warrants	Weighted Average Exercise Price Per Share US$

Balance, December 31, 2006	3,678,443	0.30

Issued During the Year
Private Placement	500,000	0.40

Expired During the Year	(2,958,443)	0.30

Balance, December 31, 2007	1,220,000	0.34

Issued During the Period
Private Placement	1,250,000	0.23
Finder’s Fees	100,000	0.25
Consulting Fees	1,300,000	0.11
Promissory Note Payable to Arm’s Length Party	150,000	0.15

Expired During the Period	(1,220,000)	0.34

Balance, December 31, 2008	2,800,000	0.17

B.	Memorandum and Articles of Association.

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

The Articles of the Company provide for the issuance of unlimited number of shares of common stock, without par value.  All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation.  The common shares are not subject to any redemption or sinking fund provisions.  Directors serve from year to year, there being no provision for a staggered board; cumulative voting for directors is not allowed.  Between annual general meetings, the existing board can appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting.  All issued and outstanding shares are fully paid and non-assessable securities.

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

This summary is based on the current provisions of the Canadian Income Tax Act, proposed amendments to the Canadian Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Convention as in effect on the date hereof.  No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

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

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

·	tax-exempt organizations and pension plans;
·	persons subject to alternative minimum tax;
·	banks and other financial institutions;

•	insurance companies;
•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);
•	broker-dealers;
•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and
•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;
•	a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and
•	a trust if both:
•	a United States court is able to exercise primary supervision over the administration of the trust; and
•	one or more United States persons have the authority to control all substantial decisions of the trust.

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

For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market).  Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”). A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period.  Although we have not been, are not now, and do not expect to be a PFIC, and we don’t expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

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

Sale of Shares.

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. A Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies.

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income.  Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

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

F.	Dividends and Paying Agents. Not applicable.

G.	Statements by Experts. Not applicable.

H.	Documents on Display. Not applicable.

I.	Subsidiary Information. See the notes to the financial statements.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk. Not applicable.

Item 12.	Description of Securities Other Than Equity Securities. Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15.	Controls and Procedures

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2007 and 2008, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c).  Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2007 and 2008.

The Company’s assessment of the effectiveness of the ICFR at December 31, 2007 and 2008 identified certain material weaknesses as of those dates:

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

Item 16.	[Reserved by the SEC]

Item 16A.	Audit Committee Financial Experts. The Company does not have an Audit Committee.

Item 16B.
Code of Ethics.  The Company has a Code of Ethics.  A copy of the Code of Ethics will be provided, without charge, upon request directed to Bradley Moynes, President of the Company, at #361, 1275 West 6th Avenue, Vancouver, BC, Canada, V6H 1A6.

Item 16C.	Principal Accountant Fees and Services.

Watson Dauphinee & Masuch, Chartered Accountants, has been paid for services in 2007 and 2008 as shown below.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit fees (a)	$28,000	$26,000

Audit related fees (b)	-	-
Tax fees (c)	2,000	2,000
All other fees (d)	2,000	2,450
	$32,000	$30,450

(a)	Includes fees for audit of the annual financial statements filed with the Securities and Exchange

Commission ("SEC").

(b)	For assurance and related services that were reasonably related to the performance of the audit or review of the financial statements, which fees are not included in the Audit Fees category.

(c)	For tax compliance, tax advice, and tax planning services, relating to federal and state tax returns as necessary.

(d)	For services in respect of other reports required to be filed by the SEC and other agencies.

The Company does not have an audit committee.  The Board of Directors approves the terms of engagement before we engage the audit firm for audit and non-audit services, except as to engagements for services outside the scope of the original terms, in which instances the services have been provided pursuant to pre-approval by the Board of Directors.  These pre-approval policies and procedures are detailed as to the category of service and the Board of Directors is kept informed of each service provided.

The percentage of services provided for Audit-Related Fees, Tax Fees and All Other Fees for 2008 and 2007 are as follows:

	2008	2007
Audit fees	87.50%	85.39%
Audit related fees	-%	-%
Tax fees	6.25%	6.57%
All other fees	6.25%	8.04%
	100.0%	100.0%

Item 16D.	Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers. None.

Item 16F.	Change in Registrant’s Certifying Accountant. None

Item 16G.	Corporate Governance. Not applicable.

PART III

Item 17.	Financial Statements. Not applicable.

Item 18.	Financial Statements.

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F.  All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 19.	Exhibits.

	Exhibit No.	Description of Exhibit
	3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*
	3.(ii)	By-laws (Schedule “A”)	*
	4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)	*
	4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)	*
	4. (3)	Certifications (Bradley James Moynes)	**
	4. (4)	Certifications (J. Robert Moynes)	**
	4. (5)	Certification Pursuant 18 USC Section 1350	*
	4.(6)	Rights Purchase Agreement of November 14, 2008 (Montag Property, Alberta, Canada)	**
	23. (1)	Consent of Independent Auditors	**
	99. (1)	Consolidated Financial Statements for the years ended December 31, 2008 and 2007.	**

**	Filed herewith
*	Previously Filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: June 12, 2009	By:	/s/ Bradley J. Moynes
Bradley J. Moynes,
Chief Executive Officer

Date: June 12, 2009	By:	/s/ J. Robert Moynes
J. Robert Moynes,
Interim Chief Financial Officer