Form 20-F/A
RAINCHIEF ENERGY INC.
filed 2009-06-17
CIK 1369128

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

Rainchief Energy Inc.

Date: June 17, 2009	By:	/s/ Bradley J. Moynes
Bradley J. Moynes,
Chief Executive Officer

Date: June 17, 2009	By:	/s/ J. Robert Moynes
J. Robert Moynes,
Interim Chief Financial Officer