Form 20-F/A
period 2008-12-31
RAINCHIEF ENERGY INC.
filed 2009-06-30
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

______ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

[ x ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2008.

or

______ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.

For the transition period from _______to ________.

Commission file number 000-52145

Rainchief Energy Inc.
(Exact name of Registrant as specified in its charter)

____________________________________
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.___ Yes [ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ___Yes [ x ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) __[ x ]__ Yes No; and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes ___ No.

Indicate which financial statement item the registrant elects to follow: [ x ] Item 17 ___ Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer [ x ]

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes [ x ] No

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

     Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2008, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2008.

     The Company’s assessment of the effectiveness of the ICFR at December 31, 2008 identified certain material weaknesses as of that date:

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

2.

Weakness:The Company is small, with only two officers (who also are the only directors), thereby creating a risk of override of existing controls by management. Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

3.

Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities. Remediation: Increase the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer, and the Chief Executive Officer, to insure received goods and third-party services conform to contract terms.

The Company appointed a third director on June 9, 2009. This director is independent as that term is defined by Rule 4200 (a) (15) of the Marketplace Rules of NASDAQ and Canadian National Instrument 52-110, and will not be involved in the day-to-day running of the Company. However, this appointment will not result in the remediation of the weaknesses described above. The Company intends to add additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediations.

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

     Changes in Internal Control over Financial Reporting

     As disclosed above, in fiscal 2009, the Company completed its assessment of its ICFR in place for the year ended December 31, 2008, using the COSO framework. Although the assessment was completed, there were no changes in the ICFR during the 2008 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FA and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report.

Rainchief Energy Inc.

Date: June 30, 2009	/s/ Bradley J. Moynes
Bradley J. Moynes,
CEO

Date: June 30, 2009	/s/ J. Robert Moynes
J. Robert Moynes,
CFO