Form 20-F/A
period 2008-12-31
RAINCHIEF ENERGY INC.
filed 2009-07-10
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

______Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

[ x ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2008.

or

______Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.

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

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes [ x ] No

Item 19. Exhibits

Exhibit No.

12(1) Certification (Bradley James Moynes)
12(2) Certification (J. Robert Moynes)

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FA and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report.

Rainchief Energy Inc.

Date: July 10, 2009	/s/ Bradley James Moynes
Bradley James Moynes,
CEO

Date: July 10, 2009	/s/ J. Robert Moynes
J. Robert Moynes,
CFO