Form 20-F
period 2009-12-31
RAINCHIEF ENERGY INC.
filed 2010-06-10
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

[X] Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2009.

or

[   ] Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act 0f 1934.

For the transition period from ________ to ________.

Commission file number 000-52145

RAINCHIEF ENERGY INC.
(Exact name of Registrant as specified in its charter)

_________________________________
(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 2550 – 555 West Hastings Street, Vancouver, BC, Canada, V6B 4N5
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

_________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 27,838,852 as at December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[   ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
[X] Yes    [   ] No;
and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes    [   ] No.

Indicate which financial statement item the registrant elects to follow:
[X] Item 17    [   ] Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]     Accelerated filer [   ]     Non-accelerated filer [X]

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ]  Yes    [X] No

Rainchief Energy Inc.

PART I

Introduction. Rainchief Energy Inc. (referred to as “Rainchief,” the “Company”), is a British Columbia corporation incorporated on December 28, 2000. The business endeavor will seek to identify for evaluation undervalued oil & gas assets worldwide for possible acquisition.

Item 1. Identity of Directors, Senior Management and Advisors.

The President of the Company is Bradley J. Moynes, Suite 2550 - 555 West Hastings Street, Vancouver, BC, Canada, V6B 4N5; and the Interim CFO of the Company is J. Robert Moynes, Unit #8-1063 West 7th Ave. Vancouver, BC, Canada, V6H-1B2. See Item 6 for further information.

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

The financial information is presented on the basis of generally accepted accounting principles in Canada. With respect to the Company’s consolidated financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see note 15 of the consolidated financial statements.

Selected Consolidated Financial and Operating Data.

	Year Ended December 31,
Operating Data	2009	2008	2007	2006	2005
	$	$	$	$	$

Sales	3,838	14,767	3,965	5,105	124,847
Gross profit, net cost of sales	597	(28,584)	1,000	3,204	36,176

(Net loss)	(480,025)	(485,973)	(524,780)	(440,672)	(273,567)
(Loss) per common share – basic & diluted	(0.02)	(0.03)	(0.04)	(0.04)	(0.03)

Number of shares outstanding	27,838,852	23,818,852	17,418,852	13,577,223	10,735,447

	As at December 31,
Balance Sheet Data	2009	2008	2007	2006	2005
	$	$	$	$	$
Current Assets	13,843	34,205	79,862	104,245	46,150
Current Liabilities	282,429	315,430	451,077	269,931	194,375
Total assets	14,284	35,345	112,313	113,145	55,517

Share Capital	2,241,445	2,031,174	1,567,600	1,025,342	599,198
Accumulated Shareholder’s deficit	(2,881,762)	(2,401,737)	(1,915,764)	(1,390,984)	(950,312)
Dividends per common share	0.00	0.00	0.00	0.00	0.00

Exchange Rates.

The Company’s consolidated financial statements are stated in Canadian dollars. The Company realized gains on foreign exchange of $20,315, a loss of $30,773 for the years ended December 31, 2009, 2008 and 2007 respectively. These gains, and the loss, were due to currency exchange rate fluctuations between the Canadian and United States dollar.

In this Form 20-F/A, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

The Bank of Canada closing exchange rate on December 31, 2009 was Cdn$0.9524 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2009 and December 31, 2009, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2005	$ 1.21
December 31, 2006	$ 1.13
December 31, 2007	$ 1.07
December 31, 2008	$ 1.07
December 31, 2009	$ 1.14

Month ended	per US$1
	High	Low
January 31, 2009	$ 1.27	$ 1.18
February 28, 2009	$ 1.27	$ 1.22
March 31, 2009	$ 1.30	$ 1.22
April 30, 2009	$ 1.26	$ 1.19
May 31, 2009	$ 1.19	$ 1.10
June 30, 2009	$ 1.16	$ 1.08
July 31, 2009	$ 1.17	$ 1.08
August 31, 2009	$ 1.11	$ 1.07
September 30, 2009	$ 1.11	$ 1.06
October 31, 2009	$ 1.08	$ 1.03
November 30, 2009	$ 1.08	$ 1.05
December 31, 2009	$ 1.07	$ 1.04

B.        Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2009, using:

27,838,852 shares outstanding on an actual basis; and
26,953,908 shares outstanding on an as-adjusted basis to reflect changes through June 1, 2010.

	December 31,	As adjusted
	2009	June 1, 2010
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	(10,986)	58,373
Long-term obligations, less current portion	-	-

Shareholders’ deficiency
Share capital, without par value (December 31, 2008 $2,031,174 )	2,241,445	2,429,029
Share Subscription Advance	5,384	-
Contributed Surplus	366,788	366,788
Accumulated deficit	(2,881,762)	(2,927,065)
Shareholders’ deficiency	(268,145)	(131,248)
Total Capitalization (long-term debt plus shareholders’ deficiency)	(268,145)	(131,248)

On July 9, 2008, we completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009. We paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants to the finder.

On November 14, 2008, we completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until November 14, 2009.

On December 19, 2008 we completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until December 1, 2009.

On June 26, 2009, we completed a non-brokered private placement of 3,050,000 units at a price of US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year. We paid finders’ fees in the amount of $3,300 and issued 200,000 share purchase warrants with a fair value of $17,538 to the finder.

On December 2, 2009, we completed a non-brokered private placement of 970,000 units at a price of US$0.05 per unit, raising gross proceeds of US$48,500. One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year

On March 19, 2010 we received regulatory approval for the consolidation of our stock in the ratio of 1 new share for each 10 shares held.

On March 25, 2010, we completed a non brokered private placement of 9,110,000 units at US$0.02 for total amount of US$182,200. Each unit comprises one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.02 for a period of five years.

On March 25, 2010, certain related parties assigned debts owed by us to them totaling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10. These Assigned Creditors agreed to accept 15,000,000 post-consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

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

C.        Reasons for the Offer and Use of Proceeds. Not applicable.

D.        Forward Looking-Statements and Risk Factors.

Forward-looking Statements. In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document comprises "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words "anticipate", "believe", "estimate", "expect", "may", "will", "continue" and "intend", and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The "risk factors" below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2009, we recorded a net loss of $480,025 from operations compared to a net loss of $485,973 for the year ended December 31, 2008 and a net loss of $524,780 for the year ended December 31, 2007. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $2,881,762 as at December 31, 2009. Operations for the year ended December 31, 2009 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,000,000 to begin a series of undervalued oil and gas property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects.”

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

Item 4. Information on the Company.

A.        History and Development of the Company.

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at Suite 2550 – 555 West Hastings Street, Vancouver, British Columbia, V6B-4N5. We do not have an agent in the United States.

The Company’s legal name is Rainchief Energy Inc. and business is carried on in this name in Canada at this time. On November 21, 2008 the Company changed its corporate name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B.        Overview.

On November 14, 2008, through our wholly-owned subsidiary, Point Grey Energy Inc., we entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada (the “Montag Property”) for a total purchase price of $40,500, payable as follows: $30,500 non-refundable cash paid to the vendor and an additional consideration of $10,000 paid to the solicitor of the vendor in satisfaction of a debt owed by the vendor to the solicitor.

The vendor is involved in a legal action with the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the property. Our interest in the Montag Property was wholly derived from its purchase agreement with the vendor. On December 31, 2008, we wrote down the Montag Property to a nominal amount and recorded a writedown of $40,499 due to the uncertainty surrounding the ownership of the working interest. On December 30, 2009, we disposed of our interest in Point Grey Energy Inc. to a director for a nominal consideration See Item 7 B - Related Party Transactions.

On July 8, 2009, we acquired a 100% Working Interest in 256 hectares of petroleum and natural gas lands in the Peace River area of Alberta, Canada for a total cost of $10,501. On December 30, 2009, we disposed of our interest in this property in settlement of a promissory note issued to a shareholder.

See Item 7 B - Related Party Transactions.

The Company’s Organization Structure.

On September 30, 2009, we disposed of two subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation and Liberty Valley Wines, LLC, a Delaware, U.SA., limited liability company.

On December 30, 2009, we disposed of our remaining subsidiary, Point Grey Energy Inc., an Alberta, Canada corporation.

As of the date of this report we do not have any subsidiaries.

Commitments.

In April 2008, we entered into a licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on our privately labeled wine bottles and for advertising and promotional use for a term of 3 years.

Pursuant to the agreement, we paid a fee of US$30,000 in consideration for prior uses of the copyrighted photographs. We also agreed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by us. Pursuant to the licensing agreement, the royalty payments are secured by the personal guarantees of our President and Vice-President.

In the first quarter of 2009, we were served a Notice of Termination of the licensing agreement citing breach by us as a result of our default on the royalty payment due on January 01, 2009 for the first quarter of 2009. The total amount of claim against us is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement. We are pursuing a resolution to the dispute. As at December 31, 2009, we have recorded a provision of $60,750 for this contingent liability. The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.

We own computer and office furniture and equipment with a depreciated cost of $441 as at December 31, 2009. See note 4 to the consolidated financial statements.

Item 5. Operating and Financial Review

Results of Operations

For the years ended December 31, 2009, 2008, and 2007, respectively, we had net losses of $480,025, $485,973 and $524,780.

Accounting audit and legal fees for the year ended December 31, 2009 decreased by $38,858 to $51,226 from $90,084 for the year ended December 31, 2008, as a result of adjustments to accruals for professional services made in 2008. Accounting audit and legal fees for the year ended December 31, 2008 increased by $39,976 from $50,108 for the year ended December 31, 2007 as a result of the increased compliance costs incurred during the year ended December 31, 2008.

Advertising and promotion costs for the year ended December 31, 2009 decreased by $36,744 to $1,816 from $38,560 for the year ended December 31, 2008, and by $12,614 for the year ended December 31, 2008 from $12,614 for the year ended December 31, 2007 as a result of the discontinuance of our activities in the wine and spirit business.

Consulting and investor relations expenses increased by $71,029 to $174,191 for the year ended December 31, 2009 from $103,162 for the year ended December 31, 2008, as a result of additional business development and investor relations activity during 2009. This category of expense decreased by $152,494 from $255,656 for the year ended December 31, 2006 as a result of reduced investor relations activity during the year ended December 31, 2008

Management fees charged by our President and Vice-President for the year ended December 31, 2009, reduced by US$15,000 to US$105,000 as compared with the year ended December 31, 2008 as a result of the early termination of the management contract of our Vice-President. In addition, we paid management fees in the amount of $3,100 to a company controlled by a director. Management fees for the years ended December 31, 2008 and 2007, respectively, were fixed at US$120,000. Other changes in the amounts recorded in the years ended December 31, 2009, 2008 and 2007 resulted from fluctuations in the exchange rate between the US and Canadian Dollars.

Office and telephone expenses, and Office and warehouse rent expense remained substantially unchanged for the periods ending December 31, 2009, 2008 and 2007, respectively.

Travel expenses for the year ended December 31, 2009 decreased by $10,904 to $3,027 from $13,931 during the year ended December 31, 2008, and increased by $5,092 from $8,839 for the year ended December 31, 2007. These expenses were incurred in connection with our entry into the oil and gas sector.

We incurred foreign exchange gains of $20,315 for the year ended December 31, 2009, and $31,803 for the year ended December 31, 2007, as compared to a foreign exchange loss of $30,773 for the year ended December 31, 2008. The gains in the years ending December 31, 2009 and 2007 and the loss in the year ended December 31, 2008, respectively, result from changes in the foreign currency exchange rate between the Canadian and US Dollars. We also realized a gain on settlement of debts of $21,505 for the year ended December 31, 2008 as compared with a loss on settlement of debts of $13,432 for the year ended December 31, 2007.

During the year ended December 31, 2009 we disposed of our loss-making subsidiaries realizing a gain of $222,555 and writing off $71,000 in debts owed to us by one of the subsidiaries.

During 2009 we acquired a five-year petroleum and natural gas lease in the Peace River area of Alberta, Canada for a total consideration of $10,501. We subsequently disposed of our interest in the property to an arm’s length party on December 30, 2009 for settlement of the outstanding principal and interest totaling $7,783 of a short-term promissory note and recorded a loss of $2,718 on the disposition of the lease.

During the year ended December 31, 2008, through our subsidiary Point Grey Energy Inc., we entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada for a total purchase price of $40,500. The vendor is involved in a legal action with the underlying owner and operator of the property with respect to the vendor’s entitlement to a working interest in the property. Our interest in the property was wholly derived from the purchase agreement with the vendor, and in the event that the vendor’s interest in the property should have been determined to be nil, our interest would also have been determined to be nil. As such, we wrote off $40,499 in acquisition costs due to the uncertainty over ownership of the working interest.

Financial position

For the year ended December 31, 2009 our working capital deficiency was $268,586 as compared to a working capital deficiency of $281,225 as at December 31, 2008.

The decrease in working capital deficiency for the year ended December 31, 2009 is due to reductions in accounts receivable of $11,050 and inventory of $19,479, and increases in Amounts due to related parties of $58,220 and Bank indebtedness of $11,549. These amounts were offset by increases in GST receivable of $10,730 and reduction in Accounts payable and accrued liabilities of $102,207.

Total cash balances decreased by $11,549 from $563 as at December 31, 2008 to an overdraft of $10,986 as at December 31, 2009.

Liquidity and Capital Resources

Cash provided from private placements, related parties and the disposal of subsidiaries in the year ended December 31, 2009 was $287,638 (year ended December 31, 2008 – $315,085). Changes in working capital account provided $53921 (year ended December 31, 2008 – $105,822)

The uses of cash during the year ended December 31, 2009 were $10,501 for the purchase of the oil and gas assets (year ended December 31, 2008 – $30,500); $352,325 to fund the Company’s continuing operations (year ended December 31, 2008 – $397,158). We disposed of $283 in cash as a result of the sale of our subsidiaries.

Subsequent events

On March 19, 2010 we received regulatory approval for the consolidation of our stock in the ratio of 1 new share for each 10 shares held.

On March 25, 2010, we completed a non brokered private placement of 9,110,000 units at US$0.02 for total amount of US$182,200. Each unit comprises one common share and one non-transferable share purchase warrant. Each one warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of US$0.02 for a period of five years. Concurrently with the completion of the private placement, certain of our related party creditors agreed to accept 15 million shares in the Company in settlement of amounts owing to them totaling $97,710.

On March 25, 2010, certain related parties assigned debts owed by us to them totaling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10. These Assigned Creditors agreed to accept 15,000,000 post-consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

On May 1, 2010, Dr. William Pfaffenberger resigned as a director of the Company.

C.        Research and Development, Patents and Licenses, Etc. Not applicable.

D.        Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.        Off-Balance Sheet Arrangements. Not applicable.

F.        Contractual Obligations.

On January 01, 2007, we entered into management agreements with the President and the Vice President of the Company for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a term of 10 years. On September 30, 2009, the management agreement with our Vice-President was terminated by mutual agreement. On December 30, 2009 the management agreement with our President was terminated by mutual agreement. Both the President and Vice-President waived their entitlements to severance payments as provided for in their management agreements.

Item 6. Directors, Senior Management and Employees

A.        Directors, Senior Management, and Employees.

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent. Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (40) President, Chief Executive Officer and Director

President and CEO, and Secretary-Treasurer of the Company since December 2000. From June 2000 until he became an Officer and Director of the Company, Mr. Moynes was an Investment Advisor with a broker-dealer firm registered in Canada.

J. Robert Moynes (65) Vice President, Interim Chief Financial Officer and Director	Director of the Company since July 2008. Mr. Moynes is currently the interim CFO.

B.        Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the two executive officers of the Company in each of the years ended December 31, 2009, 2008 and 2007. The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

	Annual Compensation				Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Restricted
Name and Current					Stock	Options or	LPIT	All Other
Principal Position	Year	Salary	Bonus	Other	Awards	SAR’s	Payouts	Compensation
		($)	($)	($)	($)	(#)	($)	($)

Bradley J. Moynes,	2009	$60,000	$ -0-	$-0-	$ -0-	-0-	$-0-	$ -0-
President and CEO	2008	$60,000	-0-	-0-	-0-	-0-	$-0-	-0-
	2007	$60,000	-0-	-0-	-0-	-0-	-0-	-0-

J. Robert Moynes,	2009	$45,000	$ - 0-	$ -0-	$ -0-	-0-	$-0-	$ -0-
Vice-President and	2008	$60,000	-0-	-0-	-0-	-0-	-0-	-0-
interim CFO	2007	$60,000	-0-	-0-	-0-	-0-	-0-	-0-

Executive Compensation Plans and Employment Agreements.

Management Agreements.

On January 1, 2008, we signed ten-year Management Agreements with Bradley J. Moynes and J. Robert Moynes. Under the Management Agreements, we agreed to pay each officer US$60,000 annually.

On September 30, 2009, the management agreement with our Vice-President was terminated by mutual agreement. On December 30, 2009 the management agreement with our President was terminated by mutual agreement. Both the President and Vice-President waived their entitlements to severance payments as provided for in their management agreements.

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

D.        Employees.

The Company currently has two officers and no employees. Employees will be added as required.

E.        Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 26,953,908 shares outstanding on June 1, 2010.

		Percentage of
		outstanding at
Name	No. of Shares	June 1, 2010
Bradley James Moynes	651,586	2.42%
J. Robert Moynes	461,039	1.71%

Item 7. Major Shareholders and Related Party Transactions.

A.        Major Shareholders

To our knowledge, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights attached to the 26,953,908 shares outstanding at June 1, 2010.

The Company has approximately 128 shareholders of record at June 1,2010. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 2.42% . None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 15.90% of the Company’s common shares are owned by residents of Canada. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 84.10% . These assumptions are based on our shareholder registry issued by Presidents Stock Transfer Company as of June 1, 2010 that approximately 15.90% of the shares are owned by Canadian residents.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 4.13% as a result of the March 22, 2010 share consolidation and the subsequent private placement and debt settlement issues. As a direct result of these treasury orders the percentage of shares controlled by the directors no longer represents voting control of the Company.

B.        Related Party Transactions.

We had the following amounts due from (to) related parties as at December 31, 2009 and 2008:

	2009	2008
	$	$

Due (to) from Directors and Officers	(81,896)	4,353
Due to Companies with Common Directors and Officers	(4,414)	(37,943)
Due to a Person Related to the Directors and Officers	(5,500)	-

	(91,810)	(33,590)

Balances due from (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment.

We had the following transactions with related parties for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	$	$	$
Management fees charged by Officers of the Company for management, administration, supervision and company development services	125,515	129,279	129,425

Interest accrued to a person related to the Directors and Officers of the Company for cash advanced	-	-	17,990

Bad debt on amount owed by a former subsidiary	71,000	-	-

C.        Interest of Experts and Counsel. None.

Item 8. Financial Information. See the consolidated financial statements under Item 18.

Item 9. The Offer and Listing.

A.        Offer and Listing Details.

The Company's common shares are traded on the “OTC.BB” under the symbol RCFEF; the shares are not listed on any exchange or traded on any other medium. Trading commenced in the first quarter 2004 on the Pink Sheets and then became a reporting issuer and were listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the pink sheets and the OTC.BB for the periods indicated, adjusted for the consolidation of the Company’s stock on March 22, 2010. See Item 10A below.

By Quarters in 2006, 2007, 2008 & 2009	High Sales Price US$	Low Sales Price US$
Fourth Quarter 2009	$ 1.00	$ 0.20
Third Quarter 2009	$ 1.00	$ 0.50
Second Quarter 2009	$ 1.20	$ 0.50
First Quarter 2009	$ 1.20	$ 0.30
Fourth Quarter 2008	$ 1.50	$ 0.40
Third Quarter 2008	$ 2.50	$ 0.90
Second Quarter 2008	$ 2.50	$ 1.00
First Quarter 2008	$ 2.00	$ 1.00
Fourth Quarter 2007	$ 1.40	$ 1.00
Third Quarter 2007	$ 3.50	$ 0.60
Second Quarter 2007	$ 3.80	$ 0.70
First Quarter 2007	$ 3.00	$ 2.60
Fourth Quarter 2006	$ 2.60	$ 2.00
Third Quarter 2006	$ 2.50	$ 1.60
Second Quarter 2006	$ 3.00	$ 1.40
First Quarter 2006	$ 2.20	$ 1.60
Fourth Quarter 2005	$ 3.00	$ 1.00
Third Quarter 2005	$ 3.00	$ 1.00
Second Quarter 2005	$ 3.00	$ 1.00
First Quarter 2005	$ 3.00	$ 1.00

On December 31, 2009, the closing price was US$0.30 per share.

B.        Plan of Distribution. Not applicable.

C.        Markets. See "Offer and Listing Details" above.

D.        Selling Shareholders. Not applicable.

E.        Dilution. Not applicable.

F.        Expenses of the Issue. Not applicable.

Item 10. Additional Information.

A.        Share Capital.

              Authorized.

Unlimited number of common shares without par value

Issued and Outstanding.

	Number of
	Common	Amount
	Shares	$

Balance, December 31, 2007	17,418,852	1,567,600

Issued During the Year
For Cash – Private Placements, Net of Issuance Costs (i)	1,250,000	166,678
For Debt
Promissory Note Payable to Arm’s Length Party	150,000	17,664
Amounts Owed to Related Parties	5,000,000	279,232

Balance, December 31, 2008	23,818,852	2,031,174

For Cash - Private Placements, Net of Issuance Costs (ii)	4,020,000	210,271

Balance, December 31, 2009	27,838,852	2,241,445

(i)

On July 9, 2008, we completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.25 per share for a period of one year. We paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants with a fair value of $2,569 to the finder.

On November 14, 2008, we completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

On December 19, 2008, we completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

(ii)

On June 26, 2009 we completed a non-brokered private placement of 3,050,000 units at a price of US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year. We incurred finders fees in the amount of $3,300

On October 20, 2009 we completed a non-brokered private placement of 970,000 units at a price of US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year.

Share Purchase Warrants

We have the following warrants outstanding which expire on various dates between March 27, 2010 and June 14, 2014:

		Weighted
		Average
		Exercise Price
	Number of	Per Share
	Warrants	US$

Balance, December 31, 2007	1,220,000	0.34

Issued During the Year
Private Placement	1,250,000	0.23
Finder’s Fees	100,000	0.25
Consulting Fees	1,300,000	0.11
Promissory Note Payable to Arm’s Length Party	150,000	0.15

Expired During the Year	(1,220,000)	0.34

Balance, December 31, 2008	2,800,000	0.17

Issued During the Year
Private Placements	4,020,000	0.10
Consulting and Investor Relations Services	1,700,000	0.08
Management Service	1,500,000	0.08

Expired During the Year	(2,300,000)	(0.19)

Balance, December 31, 2009	7,720,000	0.09

As a consequence of the consolidation of the Company’s share capital on March 19, 2010, the outstanding warrants were also consolidated in the ratio of 1 new warrant for 10 warrants issued. As of June 1, 2010, the Company had 772,000 warrants outstanding at an average exercise price of US$0.90.

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

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian nonresident withholding tax will generally be reduced to:

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

Item 12. Description of Securities Other Than Equity Securities. Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15T. Controls and Procedures.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2009, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2009.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2009 identified certain material weaknesses as of that date:

     1.      Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting consultant. Remediation: Appoint a new Chief Financial Officer, in addition to the current officers, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officers. J. Robert Moynes, who has served as Chief Financial Officer from July 2009, will cease to serve in that position upon appointment of a new individual as Chief Financial Officer.

     2.      Weakness: The Company is small, with only two officers (who also are the only directors), thereby creating a risk of override of existing controls by management. Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

     3.      Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities. Remediation: Increase the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer and the Chief Executive Officer, to ensure received goods and third-party services conform to contract terms.

The Company appointed a third director on June 9, 2009. This director is independent as that term is defined by Rule 4200 (a) (15) of the Marketplace Rules of NASDAQ and Canadian National Instrument 52-110, and will not be involved in the day-to-day running of the Company. However, this appointment will not result in the remediation of the weaknesses described above. The Company intends to appoint additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediations.

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2009, using the COSO framework. There were no changes in ICFR during the 2009 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A. Audit Committee Financial Experts. Not applicable.

Item 16B. Code of Ethics. Not applicable.

Item 16C. Principal Accountant Fees and Services. Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers. None.

PART III

Item 17. Financial Statements. Not applicable.

Item 18. Financial Statements

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F. All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)

3.(ii)	By-laws (Schedule “A”)

4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)

4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)

4. (3)	Form of Warrant dated May 23, 2007

12.1	Certification of Chief Executive Officer required by Rules 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

12.2	Certification of Interim Chief Financial Officer required by Rules 13a-14(a) and Rule 15d- 14(a) under the Securities Exchange Act of 1934, as amended.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Interim Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1	Consent of Watson Dauphinee & Masuch, Chartered Accountants, independent registered accounting firm.*

99. (1)	Consolidated Financial Statements for the years ended December 31, 2009 and 2008.*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: June 9, 2010	/s/ Bradley J. Moynes
Bradley J. Moynes,
Chief Executive Officer

Date: June 9, 2010	/s/ J. Robert Moynes
J. Robert Moynes,
Interim Chief Financial Officer