Form 20-F
period 2010-12-31
RAINCHIEF ENERGY INC.
filed 2011-05-16
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

[X] Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended December 31, 2010.

or

[   ] Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934. F
or the transition period from _______ to ________.

Commission file number 000-52145

RAINCHIEF ENERGY INC.
(Exact name of Registrant as specified in its charter)

__________________________________________________________
(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 900 – 925 West Georgia Street, Vancouver, BC, Canada, V6C 3L2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
__________________________________________	__________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

______________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,573,908 as at December 31, 2010.

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
[   ] Yes     [X] No

Rainchief Energy Inc.

PART I

Introduction. Rainchief Energy Inc. (referred to as “Rainchief,” the “Company”), is a British Columbia corporation incorporated on December 28, 2000. The business endeavor will seek to identify for evaluation undervalued energy assets worldwide for possible development and / or acquisition.

Item 1. Identity of Directors, Senior Management and Advisors.

The President of the Company is Bradley J. Moynes, and the directors of the Company are Paul E. Heney, Robin Lecky and J. Robert Moynes, all of Suite 900 – 925 West Georgia Street, Vancouver, BC, Canada, V6C 3L2. Mr. Heney also serves as our Chairman and Chief Executive Officer.. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data.

	Year Ended December 31,
Operating Data	2010	2009	2008	2007	2006
	$	$	$	$	$

Sales	-	3,838	14,767	3,965	5,105
Gross profit, net cost of sales	-	597	(28,584)	1,000	3,204

(Net loss)	(398,327)	(480,025)	(485,973)	(524,780)	(440,672)
(Loss) per common share – basic & diluted	(0.02)	(0.19)*	(0.27)*	(0.30)*	(0.32)*

Number of shares outstanding	18,560,292	2,495,843*	1,804,562*	1,741,885*	1,357,722*

	As at December 31,
Balance Sheet Data	2010	2009	2008	2007	2006
	$	$	$	$	$
Current Assets	204,815	13,843	34,205	79,862	104,245
Current Liabilities	129,940	282,429	315,430	451,077	269,931
Total assets	205,148	14,284	35,345	112,313	113,145

Share Capital	2,786,932	2,241,445	2,031,174	1,567,600	1,025,342
Accumulated Shareholder’s deficit	(3,280,089)	(2,881,762)	(2,401,737)	(1,915,764)	(1,390,984)
Dividends per common share	0.00	0.00	0.00	0.00	0.00

* Adjusted to reflect the consolidation of the Company’s stock on March 22, 2010 in the the ratio of 1 new common share for 10 old common shares.

Exchange Rates.

The Company’s consolidated financial statements are stated in Canadian dollars. The Company realized losses on foreign exchange of $9,917 and $30,773 for the years ended December 31, 2010 and 2008 respectively, and a gain of $20,315 for the year ended December 31, 2009. These gains, and the loss, were due to currency exchange rate fluctuations between the Canadian and United States dollar.

In this Form 20-F/A, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

The Bank of Canada closing exchange rate on December 31, 2010 was Cdn$0.9946 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2010 and December 31, 2010, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2006	$ 1.13
December 31, 2007	$ 1.07
December 31, 2008	$ 1.07
December 31, 2009	$ 1.14
December 31, 2010	$ 1.03

Month ended	per US$1
	High	Low
January 31, 2010	$ 1.05	$ 1.04
February 28, 2010	$ 1.06	$ 1.05
March 31, 2010	$ 1.03	$ 1.02
April 30, 2010	$ 1.01	$ 1.00
May 31, 2010	$ 1.05	$ 1.03
June 30, 2010	$ 1.04	$ 1.03
July 31, 2010	$ 1.05	$ 1.04
August 31, 2010	$ 1.05	$ 1.04
September 30, 2010	$ 1.04	$ 1.03
October 31, 2010	$ 1.02	$ 1.01
November 30, 2010	$ 1.02	$ 1.01
December 31, 2010	$ 1.01	$ 1.01

B.             Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2010, using:

  37,573,908 shares outstanding on an actual basis; and
  34,777,242 shares outstanding on an as-adjusted basis to reflect changes through April 29, 2011:
	December 31,	As adjusted
	2010	April 29, 2011
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	171,237	104,447
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) surplus
Share capital, without par value (December 31, 2009 $2,241,445 )	2,786,932	2,945,606
Share Subscription Advance	196,263	-
Contributed Surplus	372,102	372,102
Accumulated deficit	(3,280,089)	(3,242,753)
Shareholders’ surplus	75,208	74,955
Total Capitalization (long-term debt plus shareholders’ surplus)	75,208	74,955

On March 22, 2010, we completed a private placement of 50,000 units at a price of US$0.10 per unit, raising total gross proceeds of $5,384 (US$5,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$1.00 per share until March 22, 2011.

On May 19, 2010, we completed a private placement of 9,110,000 units at a price of US$0.02 per unit, raising gross proceeds of $191,505 (US$182,200). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until March 30, 2015.

On October 5, 2010 we completed a private placement of 500,000 units at a price of US$0.04 per unit, raising gross proceeds of $20,276 (US$20,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.04 per share until October 15, 2015.

On November 22, 2010 we completed a private placement of 1,000,000 units at a price of US$0.02 per unit, raising gross proceeds of $20,373 (US$200,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until October 28, 2015. The subscription proceeds owing by a director of the Company was received subsequently on April 21, 2011.

On May 19, 2010, we issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totalling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company on March 2, 2010 for a nominal consideration of $10.

On November 2, 2010, we paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totalling $46,558 owing to arm’s length parties. We recorded a gain of $38,958 on debt settlement.

On January 24, 2011, we completed a private placement of 1,300,001 shares at a price of US$0.15 per share, raising gross proceeds of $196,263 (US$195,000). The proceeds were received as of December 31, 2010 and were recorded as share subscription advance in equity.

On March 14, 2011, we completed a private placement of 403,333 shares at a price of US$0.15 per share, raising gross proceeds of $59,747 (US$60,500).

On March 4, 2011, we entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors on March 4, 2011, who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of share rights. A total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by us in certain representations arising out of the Jaydoc acquisition. In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. 12.5% of these shares will be released at a 90-day interval with the first release on May 30, 2011.

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

Risk Factors.

     Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2010, we recorded a net loss of $398,327 from operations compared to a net loss of $480,025 for the year ended December 31, 2009. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,280,089 as at December 31, 2010. Operations for the year ended December 31, 2010 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of alternative energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects.”

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, industry risks are significant. Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

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

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

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

Item 4. Information on the Company.

A.             History and Development of the Company.

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at Suite 1825 – 900 West Georgia Street, Vancouver, British Columbia, V6C-3L2. We do not have an agent in the United States.

The Company’s legal name is Rainchief Energy Inc. and business is carried on in this name in Canada at this time. On November 21, 2008 the Company changed its corporate name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B.             Overview.

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. We are engaged in the financing and development of photovoltaic solar energy projects in Europe. Prior to January 1, 2010, we had operations in oil and gas exploration, and wine and spirit distribution.

On December 7, 2010 we signed a Memorandum of Understanding (MOU) with Prometea Partners Ltd. for the joint development of a 1MW photovoltaic (PV) solar plant to be located on the rooftop of one of Italy’s leading industrial corporations. Prometea is a London-based corporation with its primary operations office and subsidiary operating companies based in Italy. It is anticipated that the initial project MOU will be expanded into a long-term agreement between the two companies for the joint development of as many as 60 MW of PV solar capacity in Italy over the next 24 month period. Prometea and its subsidiary operating companies are experienced turn-key facilitators of PV solar power projects, currently focused on development opportunities in Italy. The group brings together a highly professional organization with expertise in all the relevant aspects of renewable energy project development. Prometea has extensive experience in this specialized sector and combines technical and financial expertise with on-the-ground knowledge and regulatory awareness. ENERGYKA, ENERGYKA Engineering and ENERGYKA Electrosystems (“Prometea Group”) provides design and installation services, including EPC and subcontracting for ground or roof mounted PV systems. Prometea also provides RainChief with in-depth knowledge of the incentive framework and the approval process required for officially authorized PV projects in Italy. Additionally, the group has the professional background to identify ideal authorized rooftop or field sites for potential project development and to source and manage bankable engineering, procurement and construction (EPC) contractors with a proven record of PV project completion. Prometea has advised the Company that it has been involved in the development of over 175MW of PV solar projects in Italy.

The Company’s Organization Structure.

On September 30, 2009, we disposed of two subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation and Liberty Valley Wines, LLC., a Delaware, U.SA., limited liability company. On December 30, 2009, we disposed of our remaining subsidiary, Point Grey Energy Inc., an Alberta, Canada corporation.

Effective December 22, 2010, we acquired all of the issued and outstanding common shares of Jaydoc Capital Corp (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. Jaydoc was acquired to facilitate our business venture in solar energy development. The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union.

On December 18, 2010 we incorporated a wholly-owned subsidiary, Rainchief Renewable-1 S.R.L under the laws of Italy.

Commitments.

In April 2008, we entered into a royalty and licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs for a term of 3 years. In the first quarter of 2009, we were served a Notice of Termination of the licensing agreement citing breach by us as a result of our default on the royalty payment due on January 01, 2009. The total amount of claim against us is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement. We are pursuing a resolution to the dispute. As at December 31, 2009, we have recorded a provision of $60,750 for this contingent liability. The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.

We own computer and office furniture and equipment with a depreciated cost of $333 as at December 31, 2010. See note 5 to the consolidated financial statements.

Item 5. Operating and Financial Review

For the years ended December 31, 2010, 2009, and 2008, we had net losses of $398,397, $480,025 and $485,973, respectively.

Accounting, Audit and Legal expenses decreased by $7,201 from $51,226 in 2009 to $44,025 in 2010 as additional legal fees relative to the restructuring of the Company, the roll back of our stock and review of various acquisition opportunities were not incurred in 2010. Accounting audit and legal fees for the year ended December 31, 2009 decreased by $38,858 to $51,226 from $90,084 for the year ended December 31, 2008, as a result of adjustments to accruals for professional services made in 2008.

Expenditure on Advertising, Promotion and Website Development costs increased by $14,684 from $1,816 in the year ended December 31, 2009 to $16,500 during the year ended December 31, 2010 as a result of the redesign of our website. Advertising, Promotion and Website Development costs for the year ended December 31, 2009 decreased by $36,744 to $1,816 from $38,560 for the year ended December 31, 2008 as a result of the discontinuance of our activities in the wine and spirit business.

Consulting and Investor Relations Expense for the year ended December 31, 2010 amounted to $148,050 a decrease of $26,141 as compared with $174,191 for the year ended December 31, 2009 as we terminated certain investor relation services and engaged the services of the former Chief Executive Officer as a Consultant after his management contract with the Company was terminated by mutual agreement in December 2009. In addition, we engaged a business development consultant (who is also a shareholder of the Company). Consulting and investor relations expenses increased by $71,029 to $174,191 for the year ended December 31, 2009 from $103,162 for the year ended December 31, 2008, as a result of additional business development and investor relations activity during 2009.

During the year ended December 31, 2010, we incurred Development Costs of $3,480 in connection with our efforts to enter the solar energy market in Italy (years ended December 31, 2009 and 2008 - $Nil)

Filing and Transfer Agents Fees for the year ended December 31, 2010 increased by $3,544 to $17,639 from $14,095 for the year ended December 31, 2009 as a result of continued corporate activity during the year. Filing and Transfer Agents Fees for the year ended December 31, 2009 increased by $10,967 to $14,095 from $3,128 for the year ended December 31, 2008 as a result of additional corporate activity related to the reorganization of the Company during 2009.

Interest and Bank Charges for the year ended December 31, 2010 decreased by $3,095 to $283 from $3,378 for the year ended December 31, 2009 as a result of a reduction in bank transaction volumes. Bank Charges for the year ended December 31, 2009 were almost unchanged as compared with the expense incurred for the year ended December 31, 2008.

No management fees were paid during the year ended December 31, 2010, following the termination of the management agreements with our President and Vice-president during 2009. Management fees charged by our President and Vice-President for the year ended December 31, 2009, reduced by US$15,000 to US$105,000 as compared with the year ended December 31, 2008 as a result of the early termination of the management contract of our Vice-President. In addition, we paid management fees in the amount of $3,100 to a company controlled by a director. Management fees for the year ended December 31, 2008 were fixed at US$120,000. Other changes in the amounts recorded in the years ended December 31, 2009 and 2008 resulted from fluctuations in the exchange rate between the US and Canadian Dollars.

Office and Telephone expenses, and Office and Warehouse Rent expense decreased by $9,011 and $6,586 respectively to $1,036 and $4,635 for the year ended December 31, 2010 from $10,047 and $11,221 for the year ended December 31, 2009 as a result of cost saving initiatives initiated by management. Office and Telephone expenses, and Office and Warehouse Rent expense remained substantially unchanged for the years ending December 31, 2009 and 2008.

Travel expenses for the year ended December 31, 2010 increased by $6,150 to $9,177 as compared with $3,027 expended during the year ended December 31, 2009 as a result of travel undertaken in connection with our entry into the PV solar industry in Italy. Travel expenses for the year ended December 31, 2009 decreased by $10,904 to $3,027 from $13,931 during the year ended December 31, 2008. These expenses were incurred in connection with our involvement in the oil and gas sector.

We incurred a loss on foreign exchange of $9,917 for the year ended December 31, 2010, as compared with a foreign exchange gain of $20,315 for the year ended December 31, 2009, and a loss of $30,773 for the year ended December 31, 2008. The losses in the years ending December 31, 2010 and 2008, and the gain in the year ended December 31, 2009, respectively, resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

During the year ended December 31, 2010, we realized a net loss on the settlement of certain debts in the amounts of $13,332. During the year ended December 31, 2008, we realized a net gain of $21,505 on the settlement of certain debts.

On December 31, 2010, we wrote down the intangible asset acquired as a result of the acquisition of Jaydoc, due to the lack of reliable measurement of the future cash flows of the solar energy project and recorded a charge of $124,246.

During the year ended December 31, 2009 we disposed of our loss-making subsidiaries realizing a gain of $222,555.

During the year ended December 31, 2009 we issued warrants with a fair value of $194,281 to consultants, officers and directors of the Company for services provided to the Company.

We are the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to our use of certain photographs, the copyright to which is held by the plaintiff. We recorded a contingent liability for this amount as at December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

During the year ended December 31, 2009, we acquired a five-year petroleum and natural gas lease in the Peace River area of Alberta, Canada for a total consideration of $10,501. We subsequently disposed of its interest in the property to an arm’s length party on December 30, 2009 for settlement of the outstanding principal and interest totaling $7,783 of a short-term promissory note and recorded a loss of $2,718 on the disposition of the lease.

During the year ended December 31, 2008, through a then-subsidiary, Point Grey Energy Inc., we entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada for a total purchase price of $40,500. The vendor is involved in a legal action with the underlying owner and operator of the property with respect to the vendor’s entitlement to a working interest in the property. Our interest in the property was wholly derived from the purchase agreement with the vendor, and in the event that the vendor’s interest in the property should have been determined to be nil, our interest would also have been determined to be nil. As such, we wrote off $40,499 in acquisition costs due to the uncertainty over ownership of the working interest.

Financial position

For the year ended December 31, 2010 we had a working capital surplus of $74,875 as compared with a working capital deficiency of $268,586 as at December 31, 2009.

The increase in working capital during the year ended December 31, 2010 is due reductions in Accounts Payable and Accrued Liabilities of $49,693, Amounts owed to Related Parties of $91,810; and a reduction in GST/HST Recoverable of $639; and an increase in Subscriptions Receivable of $20,374. Total cash balances increased by $182,223 from an overdraft of $10,986 as at December 31, 2009 to cash on hand as at December 31, 2010 of $171,237.

Liquidity and Capital Resources

Cash provided from private placements in the year ended December 31, 2010 was $475,490 (year ended December 31, 2009 - Cash provided from private placements, promissory note, related parties and the disposal of subsidiaries - $287,638). Changes in working capital accounts during the year ended December 31, 2010 consumed $12,880 (year ended December 31, 2009 – provided $53,921).

The uses of cash during the year ended December 31, 2010 were $254,741 to fund our continuing operations, and $25,646 to acquire Jaydoc. The uses of cash during the year ended December 31, 2009 were $10,501 for the purchase of the oil and gas assets and $352,325 to fund our continuing operations. We realized cash proceeds in the amount of $10,001 and disposed of $283 in cash as a result of the sale of our subsidiaries Black Diamond Importers, Liberty Valley Wines and Point Grey Energy.

Subsequent events

Private Placements

On January 24, 2011 we completed a private placement of 1,300,001 shares at US$0.15 for total proceeds of $196,263 (US$195,000). These securities are subject to resale restrictions in accordance with applicable securities legislation.

On March 14, 2011, we completed a private placement of 403,333 shares at a price of US$0.15 per share, raising gross proceeds of $59,747 (US$60,500).

Shares Surrendered and Returned to Treasury

Subsequent to year-end, we entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors on March 4, 2011, who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of share rights.

A total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by us in certain representations arising out of the Jaydoc acquisition. The Company will record the book value of the shares surrendered in the amount of $97,336 as a recovery in the statement of operations upon settlement in 2011.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. 12.5% of these shares will be released at a 90-day interval with the first release on May 30, 2011.

Investor relations contract

On February 10, 2011, we entered into an agreement with another company for the provision of investor relations consulting services for a three month period commencing on the date of the agreement. For the services to be rendered by the Consultant under this Agreement, we shall pay to the consultant company a total fee in the amount of $15,000 and issue to the consultant company 200,000 stock options at a price to be mutually agreed upon.

C.             Research and Development, Patents and Licenses, Etc. Not applicable.

D.            Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.             Off-Balance Sheet Arrangements. Not applicable.

F.             Contractual Obligations.

On November 1, 2010, we entered into a consulting contract with the President of the Company for general management and operational services for a period of 2 years.

Item 6. Directors, Senior Management and Employees

A.             Directors, Senior Management, and Employees.

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent. Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (51) Chairman, Chief Executive Officer and Director	Director of the Company since Nov 18, 2010.

Bradley J. Moynes (41) President, and Director	President and Director of the Company since December 2000.

J. Robert Moynes (66) Director	Director of the Company since July 2008.

Robin Lecky (65) Director	Director of the Company since Nov 9, 2010

B.             Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2010, 2009 and 2008. The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Restricted
Name and Current					Stock	Options or	LPIT	All Other
Principal Position	Year	Salary	Bonus	Other	Awards	SAR’s	Payouts	Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Paul Heney	2010	$ -	$ -	$ -	$ -	-	$ -	$ -
Chairman and CEO	2009	$ -	$ -	$ -	$ -	-	$ -	$ -
	2008	$ -	$ -	$ -	$ -	-	$ -	$ -

Bradley J. Moynes,	2010	$ -	$ -	$ -	$ -	-	$ -	$ 99,817
President and	2009	$60,000	$ -	$ -	$ -	-	$ -	$ -
former CEO	2008	$60,000	$ -	$ -	$ -	-	$ -	$ -

J. Robert Moynes,	2010	$ -	$ -	$ -	$ -	-	$ -	$ -
Vice-President and	2009	$45,000	$ -	$ -	$ -	-	$ -	$ -
interim CFO	2008	$60,000	$ -	$ -	$ -	-	$ -	$ -

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

Equity Compensation Plans.

Effective December 31, 2010, our Board of Directors adopted the 2010 Stock Option Incentive Plan (“the Stock Option Plan”). The purpose of the Stock Option Plan is to enhance the long-term stockholder value of the Company by offering opportunities to directors, officers, key employees and eligible consultants of the Company to acquire and maintain stock ownership in the Company, in order to give these persons the opportunity to participate in the Company's growth and success, and to encourage them to remain in the service of the Company. A maximum of 10% of the issued and outstanding shares of common stock are available for issuance under the Stock Option Plan.

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

E.             Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 34,777,242 shares outstanding on April 29, 2011.

		Percentage of
		outstanding at
Name	No. of Shares	April 29, 2011
Paul Heney	1,000,000	2.88%
Bradley James Moynes	651,586	1.87%
J. Robert Moynes	461,039	1.33%
Robin Lecky	250,000	0.72%

Item 7. Major Shareholders and Related Party Transactions.

A.             Major Shareholders

To our knowledge, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights attached to the 34,777,242 shares outstanding at April 29, 2011.

The Company has approximately 200 shareholders of record at April 29, 2011. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 2.42% . None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 86.2% of the Company’s common shares are owned by residents of Canada or residents of countries other than residents of the United States. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2.42% . These assumptions are based on our shareholder registry issued by Presidents Stock Transfer Company as of April 29, 2011

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 6.8%% as a result of the March 22, 2010 share consolidation and the subsequent private placement and debt settlement issues. As a direct result of these treasury orders and subsequent non-brokered private placements the percentage of shares controlled by the directors no longer represents voting control of the Company.

B.             Related Party Transactions.

We had the following amounts due from (to) related parties as at December 31, 2010 and 2009:

	2010	2009
	$	$

Due (to) from Directors and Officers	-	(81,896)
Due to Companies with Common Directors and Officers	-	(4,414)
Due to a Person Related to the Directors and Officers	-	(5,500)

	-	(91,810)

Balances due from (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment.

We had the following transactions with related parties for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	$	$	$
Management fees charged by officers of the Company for management, administration, supervision and company development services	-	125,515	129,279

Consulting fees charged by directors of the Company and companies controlled by them for management and administration services	105,817	-	-

Bad debt on amount owed by related parties	5,900	71,000	-

	111,717	196,515	129,279

C.             Interest of Experts and Counsel. None.

Item 8. Financial Information. See the consolidated financial statements under Item 18.

Item 9. The Offer and Listing.

A.             Offer and Listing Details.

The Company's common shares are traded on the “OTC.BB” under the symbol RCFEF; the shares are not listed on any exchange or traded on any other medium. Trading commenced in the first quarter 2004 on the Pink Sheets and then became a reporting issuer and was listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidation of the Company’s stock on March 22, 2010. See Item 10A below.

By Quarters in 2006, 2007, 2008, 2009 & 2010	High Sales Price US$	Low Sales Price US$
Fourth Quarter 2010	$ 0.30	$ 0.10
Third Quarter 2010	$ 0.22	$ 0.13
Second Quarter 2010	$ 0.20	$ 0.11
First Quarter 2010	$ 0.40	$ 0.10
Fourth Quarter 2009	$ 1.00	$ 0.20
Third Quarter 2009	$ 1.00	$ 0.50
Second Quarter 2009	$ 1.20	$ 0.50
First Quarter 2009	$ 1.20	$ 0.30
Fourth Quarter 2008	$ 1.50	$ 0.40
Third Quarter 2008	$ 2.50	$ 0.90
Second Quarter 2008	$ 2.50	$ 1.00
First Quarter 2008	$ 2.00	$ 1.00
Fourth Quarter 2007	$ 1.40	$ 1.00
Third Quarter 2007	$ 3.50	$ 0.60
Second Quarter 2007	$ 3.80	$ 0.70
First Quarter 2007	$ 3.00	$ 2.60
Fourth Quarter 2006	$ 2.60	$ 2.00
Third Quarter 2006	$ 2.50	$ 1.60
Second Quarter 2006	$ 3.00	$ 1.40
First Quarter 2006	$ 2.20	$ 1.60

           On December 31, 2010, the closing price was US$0.22 per share.

B. Plan of Distribution. Not applicable.

C. Markets. See "Offer and Listing Details" above.

D. Selling Shareholders. Not applicable.

E. Dilution. Not applicable.

F. Expenses of the Issue. Not applicable.

Item 10. Additional Information.

A.             Share Capital.

                 Authorized.

Unlimited number of common shares without par value

Issued and Outstanding.

	Number of
	Common	Amount
	Shares	$

Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs (i)	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation (ii)	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs (iii)	10,660,000	198,215
Shares Issued for Debt (iv)	15,130,000	152,600
Shares Issued for Exercise of Share Rights (Note 4)	5,000,000	101,386
Fair Value of Share Rights Exercised (Note 4)	-	13,286
Shares Issued for Acquisition of Subsidiary (Note 4)	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

On June 26, 2009 we completed a private placement of 3,050,000 pre-share consolidation units at a price of US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.10 per share expiring from March 27, 2010 to May 29, 2010.

On December 2, 2009 we completed a private placement of 970,000 pre-share consolidation units at a price of US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.10 per share expiring from May 29, 2010 to August 5, 2010. We incurred share issue costs totalling $20,939.

On March 22, 2010, we consolidated our share capital ration the basis of 1 new common share for 10 old common shares.

On March 22, 2010, we completed a private placement of 50,000 units at a price of US$0.10 per unit, raising total gross proceeds of $5,384 (US$5,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$1.00 per share until March 22, 2011.

On May 19, 2010, we completed a private placement of 9,110,000 units at a price of US$0.02 per unit, raising gross proceeds of $191,505 (US$182,200). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until March 30, 2015.

On October 5, 2010 we completed a private placement of 500,000 units at a price of US$0.04 per unit, raising gross proceeds of $20,276 (US$20,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.04 per share until October 15, 2015.

On November 22, 2010 we completed a private placement of 1,000,000 units at a price of US$0.02 per unit, raising gross proceeds of $20,373 (US$200,000). Each unit consisted of one common share and one share purchase warrant exercisable into one common share at a price of US$0.02 per share until October 28, 2015. The subscription proceeds owing by a director of the Company was received subsequently on April 21, 2011.

On May 19, 2010, we issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totalling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company on March 2, 2010 for a nominal consideration of $10.

On November 2, 2010, we paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totalling $46,558 owing to arm’s length parties. We recorded a gain of $38,958 on debt settlement.

Share Purchase Warrants

We have the following warrants outstanding as at December 31, 2010 which expire on various dates between March 21, 2011 and October 28, 2015:

		Weighted Average
	Number of	Exercise Price
	Warrants	US$

Balance, December 31, 2008 (Pre-Share Consolidation)	2,800,000	0.17

Issued

Private Placements (Note 6(b)(i))	4,020,000	0.10
Consulting and Investor Relations Services (i)	1,700,000	0.08
Management Services (ii)	1,500,000	0.08

Expired	(2,300,000)	0.19

Balance, December 31, 2009 (Pre-Share Consolidation)	7,720,000	0.09

Share Consolidation (Note 6(b)(ii))	(6,948,000)	-

Balance, March 22, 2010 (Post-Share Consolidation)	772,000	0.92

Issued – Private Placements (Note 6(b)(iii))	10,660,000	0.03

Expired	(452,000)	1.00

Balance, December 31, 2010 (Post-Share Consolidation)	10,980,000	0.05

As a consequence of the consolidation of our share capital on March 19, 2010, the outstanding warrants were also consolidated in the ratio of 1 new warrant for 10 warrants issued. As of April 29, 2011, we had 10,980,000 warrants outstanding at an average exercise price of US$0.05.

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

Item 12. Description of Securities Other Than Equity Securities. Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15T. Controls and Procedures.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2010 identified certain material weaknesses as of that date:

          1.      Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting consultant. Remediation: Appoint a new Chief Financial Officer, in addition to the current officers, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officers. J. Robert Moynes, who has served as Interim Chief Financial Officer from July 2009, will cease to serve in that position upon appointment of a new individual as Chief Financial Officer.

          2.      Weakness: The Company is small, with only two officers, thereby creating a risk of override of existing controls by management. Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

          3.      Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities. Remediation: Improve the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer and the Chief Executive Officer, to ensure received goods and third-party services conform to contract terms.

The Company appointed a third director on June 9, 2009. This director is independent as that term is defined by Rule 4200 (a) (15) of the Marketplace Rules of NASDAQ and Canadian National Instrument 52-110, and will not be involved in the day-to-day running of the Company. In addition the Company appointed a fourth director on November 22, 2010. However, these appointments did not result in the remediation of the weaknesses described above. The Company intends to appoint additional levels of executive management and personnel to remediate the weaknesses, in the specific manners described in paragraphs 1 through 3 above, as and when the Company has sufficient financial resources to effect the remediations.

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2010, using the COSO framework. There were no changes in ICFR during the 2010 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A. Audit Committee Financial Experts. Not applicable.

Item 16B. Code of Ethics. Not applicable.

Item 16C. Principal Accountant Fees and Services. Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers. None.

Item 16F Change in Registrant’s Certifying Accountant. Not applicable.

Item 16G. Corporate Governance . Not applicable.

PART III

Item 17. Financial Statements. Not applicable.

Item 18. Financial Statements

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F. All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit

3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)

3.(ii)	By-laws (Schedule “A”)

4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)

4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)

4. (3)	Certifications (Paul E. Heney)	*

4. (4)	Certifications (Brad J. Moynes)	*

4. (5a)	Certification Pursuant 18 USC Section 1350 (Paul E. Heney)	*

4. (5b)	Certification Pursuant 18 USC Section 1350 (Brad J. Moynes)	*

4. (6)	Form of Warrant dated May 23, 2007

23. (1)	Consent of Independent Auditors	*

99. (1)	Consolidated Financial Statements for the years ended December 31, 2010 and 2009.	*

*           Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: May 6, 2011	/s/ Paul E. Heney
Paul E. Heney,
Chairman and Chief Executive Officer

Date: May 6, 2011	/s/ Bradley J. Moynes
Bradley J. Moynes,
President