Form 20-F
period 2011-12-31
RAINCHIEF ENERGY INC.
filed 2012-05-07
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2011

or

☐ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.

For the transition period from _______ to ________.

Commission file number 000-52145

Rainchief Energy Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 1500 – 885 West Georgia Street, Vancouver, BC, Canada, V6C  3E8
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

________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 34,777,242 as at December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934  ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)  ☒ Yes  ☐ No; and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No.

Indicate which financial statement item the registrant elects to follow:  ☒ Item 17  ☐ Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Rainchief Energy Inc.

PART I

Introduction.  Rainchief Energy Inc. (referred to as “Rainchief,” the “Company”), is a British Columbia corporation incorporated on December 28, 2000. The business endeavor will seek to identify for evaluation undervalued energy assets worldwide for possible development and / or acquisition.

Item 1.  Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes, Paul E. Heney, and Robin Lecky all of Suite 1500 – 885 West Georgia Street, Vancouver, BC, Canada, V6C 3E8.  Mr. Heney also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

The Company’s registered independent auditors are Watson Dauphinee & Masuch, Chartered Accountants, Suite 420 – 1501 West Broadway, Vancouver, British Columbia, Canada, V6J 4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.  Offer Statistics and Expected Timetable.

Not applicable

Item 3.  Key Information

A.  Selected Financial Data

The following selected information should be read in conjunction with the Company’s consolidated financial statements, and notes, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.  With respect to the Company’s consolidated financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2011 $	2010 $		2009 $
Sales	-	-		3,838
Gross Profit, Net of Cost of Sales	-	-		597

Net Loss	(182,323)	(398,327)		(480,025)
Loss per Common Share – Basic & Diluted	(0.01)	(0.02	)*	(0.19	)*

Number of Shares Outstanding	35,387,808	18,560,292	*	2,495,843	*

	As at December 31,
Balance Sheet Data	2011 $	2010 $		2009 $
Current Assets	59,408	204,815		13,844
Current Liabilities	187,128	129,940		271,443
Total Assets	60,805	205,148		14,284

Share Capital	2,922,923	2,786,932		2,241,445
Accumulated Deficit	(3,366,620)	(3,187,297)		(2,833,625)
Dividends per Common Share	0.00	0.00		0.00

* Adjusted to reflect the consolidation of the Company’s stock on March 22, 2010 in the ratio of 1 new common share for 10 old common shares.

Exchange Rates.

The Company’s consolidated financial statements are stated in Canadian dollars.  The Company realized losses on foreign exchange of $8,454 and $9,917 for the years ended December 31, 2011 and 2010 respectively, and a foreign exchange gain of $20,315 for the year ended December 31, 2009.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

In this Form 20-F/A, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

The Bank of Canada closing exchange rate on December 31, 2011 was Cdn$0.9946 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2011 and December 31, 2011, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2007	$1.07
December 31, 2008	$1.07
December 31, 2009	$1.07
December 31, 2010	$1.03
December 31, 2011	$0.99

Month ended	per US$1
	High	Low
January 31, 2011	$1.00	$0.99
February 28, 2011	$0.99	$0.98
March 31, 2011	$0.98	$0.97
April 30, 2011	$0.96	$0.96
May 31, 2011	$0.97	$0.96
June 30, 2011	$0.98	$0.97
July 31, 2011	$0.96	$0.95
August 31, 2011	$0.99	$0.98
September 30, 2011	$1.01	$1.00
October 31, 2011	$1.03	$1.01
November 30, 2011	$1.03	$1.02
December 31, 2011	$1.03	$1.02

B.  Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2011, using:

●	34,777,242 shares outstanding on an actual basis; and
●	36,657,242 shares outstanding on an as-adjusted basis to reflect changes through April 23, 2012:

	December 31, 2011	As Adjusted April 23, 2012
	(audited) $	(unaudited) $
Cash and cash equivalents	34,180	32,781
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	2,922,923	3,024,259
Share subscriptions	41,064	-
Share purchase warrants reserve	276,310	276,310
Accumulated deficit	(3,366,620)	(3,397,620)
Shareholders’ (deficiency) equity	(126,323)	134,689

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

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

Risk Factors.

Risks Related to the Business:

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2011, we recorded a net loss of $182,323 from operations compared to a net loss of $398,327 for the year ended December 31, 2010. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,366,620 as at December 31, 2011. Operations for the year ended December 31, 2011 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require a minimum of approximately  $500,000 to commence a seismic program  to provide the identification and evaluation of drill site locations in pursuit of hydrocarbons. . A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects.”

Our entry into the energy property acquisition business may not be successful and there are risks attendant on these activities

The energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities.  Even with capital and experience, industry risks are significant.  Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

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

Item 4.  Information on the Company

A.  History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)).  The registered office is at Suite 1500 – 885  West  Georgia  Street, Vancouver, British Columbia, V6C 3E8.  We do not have an agent in the United States.

The Company’s legal name is Rainchief Energy Inc. and business is carried on in this name in Canada at this time.  On November 21, 2008 the Company changed its corporate name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B.  Overview

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. We are engaged in the identification, evaluation and financing the development of  energy projects in New Mexico, United States.  Prior to January 1, 2010, we had operations in oil and gas exploration in Alberta, Canada.

The Company’s Organization Structure.

On September 30, 2009, we disposed of two subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation and Liberty Valley Wines, LLC., a Delaware, U.S.A., limited liability company. On December 30, 2009, we disposed of our remaining subsidiary, Point Grey Energy Inc., an Alberta, Canada corporation.

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

Commitments.

In April 2008, we entered into a royalty and licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs for a term of 3 years. In the first quarter of 2009, we were served a Notice of Termination of the licensing agreement citing breach by us as a result of our default on the royalty payment due on January 01, 2009.  The total amount of claim against us is US$50,625 which represents the guaranteed royalty payments payable for the remaining term of the agreement.  We are pursuing a resolution to the dispute. As at December 31, 2011, we have recorded a provision of $60,750 for this contingent liability. The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.

We own computer and office furniture and equipment with a depreciated cost of $1,397 as at December 31, 2011.  See note 8 to the consolidated financial statements.

Item 5.  Operating and Financial Review

For the years ended December 31, 2011, 2010, and 2009, we had net losses of $182,323, $398,397 and $480,025, respectively.

Accounting, Audit and Legal expenses increased by $12,613 from $44,025 in 2010 to $56,638 in 2011 as additional legal fees relative to the restructuring of the Company and review of various acquisition opportunities that were not incurred in 2010.  Audit and Legal expenses for the year ended December 31, 2010 decreased by $7,201to $44,025 from $51,226 for the year ended December 31, 2009 as additional legal fees relating to the restructuring of the Company, the roll back of the Company’s stock and review of various acquisition opportunitiesdid not reoccurin 2010.

Advertising, Promotion and Website Development costs during the year ended December 31, 2011 decreased by $10,500 to $6,000 from $16,500 expended in the year ended December 31, 2010as web development work was completed in 2010 and only maintenance work was required in 2011. Advertising, Promotion and Website Development costs increased by $14,684 from $1,816 in the year ended December 31, 2009 to $16,500 during the year ended December 31, 2010 as a result of the redesign of the Company’s website in 2010.

Consulting Expense for the year ended December 31, 2011 amounted to $80,668, an increase of $38,435 as compared with $42,233 for the year ended December 31, 2010 as a result of additional management and administration services procured during the year. Consulting Expense for the year ended December 31, 2010 amounted to $42,233 a decrease of $131,958 as compared with $174,191 for the year ended December 31, 2009 as the Company terminated certain investor relation services and engaged the services of the former Chief Executive Officer as a Consultant after his management contract with the Company was terminated by mutual agreement in December 2009. In addition, the Company engaged a business development consultant (who is also a shareholder of the Company).

During the year ended December 31, 2011, the Company incurred Development Costs of $14,046 in connection with the evaluation of potential oil and gas project acquisition, as compared with $3,480 in connection with its efforts to enter the solar energy market in Italy during the year ended December 31, 2010.

Filing and Transfer Agents Fees for the year ended December 31, 2011 increased by $2,625 to $20,264 from $17,639 for the year ended December 31, 2010 as a result of continued corporate activity during the year. Filing and Transfer Agents Fees for the year ended December 31, 2010 increased by $3,544 to $17,639 from $14,095 for the year ended December 31, 2009 as a result of continued corporate activity during the year.

Interest and Bank Charges for the year ended December 31, 2011 increased by $201 to $484 from $283 as a result of bank transaction volumes. Bank Charges for the year ended December 31, 2010 were almost unchanged as compared with the expense incurred for the year ended December 31, 2009.

Management Fees decreased by $45,817 from $105,817 in the year ended December 31, 2010 to $60,000 during the year ended December 31, 2011, and by $19,698 to $105,817 for the year ended December 31, 2010 from $125,515 for the year ended December 31, 2009 following the termination of the management agreements with the President and Vice-president of the Company during 2009.

Rent expense increased by $5,632from $4,635 for the year ended December 31, 2010 to $10,267 for the year ended December 31, 2011 as a result of the relocation of the Company’s office. Rent expense decreased by $6,568 to $4,635 for the year ended December 31, 2010 as compared with $11,221 for the year ended December 31, 2009 as a result of relocation to temporary shared office space during the year.

Office and Telephone expenses increased by $231 to $1,267 for the year ended December 31, 2011 as compared with $1,036for the year ended December 31, 2010.Office and Telephone expenses for the yearendedDecember 31, 2010 reduced by $9,011 to $1,036 for the year ended December 31, 2010 from $10,047 for the year ended December 31, 2009 cost saving initiatives initiated by management.

Travel expenses for the year ended December 31, 2011 increased by $2,625 to $11,802 from $9,177 during the year ended December 31, 2010. These expenses were incurred in connection with the Company’s evaluation of potential oil and gas property acquisitions.Travel expenses for the year ended December 31, 2010 increased by $6,150 to $9,177 as compared with $3,027 expended during the year ended December 31, 2009 as a result of travel undertaken in connection with the Company’s entry into the PV solar industry in Italy.

The Company incurred losses on foreign exchange of $8,454 and $9,917 for the years ended December 31, 2011 and 2010, and gains on foreign exchange of $20,315 for the year ended December 31, 2009.These losses and gains resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

During the year ended December 31, 2011, we realized a net loss on the settlement of certain debts in the amounts of $13,332.

On December 31, 2011, we wrote down the intangible asset acquired as a result of the acquisition of Jaydoc, due to the lack of reliable measurement of the future cash flows of the solar energy project and recorded a charge of $98,600 and incurred acquisition costs of $25,646.

During the year ended December 31, 2009 we disposed of our loss-making subsidiaries realizing a gain of $222,555.

During the year ended December 31, 2009 we issued warrants with a fair value of $194,281 to consultants, officers and directors of the Company for services provided to the Company.

We are the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to our use of certain photographs, the copyright to which is held by the plaintiff. We recorded a provision for this amount on December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

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

Financial position

For the year ended December 31, 2011the Company had a working capital deficiency of $127,720 as compared with a working capital surplus of $74,875 as at December 31, 2010.

The decrease in working capital during the year ended December 31, 2011 is due to reductions in Cash of $137,057 and an increase in HST receivable of $12,024, offset by an increase in Accounts Payable of $51,718and receipt of the share subscription receivable of $20,374.

Liquidity and Capital Resources

Cash provided from private placements in the year ended December 31, 2011 was $98,502 (year ended December 31, 2010 - Cash provided from private placements and share subscription advances - $475,490). Changes in working capital accounts during the year ended December 31, 2011provided $45,164(year ended December 31, 2009 – consumed $12,879).

The uses of cash during the year ended December 31, 2011 were $234,213 to fund the Company's continuing operations, and $1,346 to acquire certain fixed assets. The uses of cash during the year ended December 31, 2010 were $267,621 to fund the Company's continuing operations, and $25,646 to acquire Jaydoc.

Subsequent events

Gulf Jensen Oil Prospect

a)
On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”).  Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company agrees to pay US$50,000 (US$33,400 paid as of the auditors’ report date) upon execution of the agreement and 100% of the cost of the initial seismic program pursuant to the agreement.   Upon completion of the seismic program, the Company may acquire a 90% working interest in the Gulf Jensen Oil Prospect for an additional payment of US$75,000 (paid).

As of the auditors’ report date, the Company has exercised its option to acquire a 90% working interest in the Gulf Jensen Oil Prospect.

b)	Private Placements

On January 17, 2012, the Company completed a private placement of 330,000 shares at US$0.03 per share raising gross proceeds of $10,362 (US$9,900) and a private placement of 1,000,000 units at US$0.03 per share, raising gross proceeds of $30,702 (US$30,000). Each unit consists of one common share and one warrant exercisable into one common share at US$0.03 per share until December 31, 2013.  The subscription proceeds of $41,064 (US$39,900) were received in 2011.

c)	Exercise of Share Purchase Warrants

In February and March 2012, the Company issued a total of 1,650,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of US$33,000.

d)	Repurchase and Cancellation of Units

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000.  These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit.  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.  These units were returned to treasury and subsequently cancelled.

e)	Promissory Notes Payable

In March and April 2012, the Company issued promissory notes totalling $85,500 including $17,000 from a company controlled by a Director (also an Officer) of the Company.  The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.  The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013 and shall bear interest at 3% per annum compounded annually should the notes default.

C.  Research and Development, Patents and Licenses, Etc.  Not applicable.

D.  Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.  Off-Balance Sheet Arrangements.  Not applicable.

F.  Contractual Obligations.

Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

Item 6.  Directors, Senior Management and Employees

A.  Directors, Senior Management, and Employees

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent.  Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (51) Chairman, Chief Executive Officer and Director	Director of the Company since November 18, 2010.

Bradley J. Moynes (41) President, and Director	President and Director of the Company since December 2000.

Robin Lecky (65) Director	Director of the Company since November 9, 2010

B.  Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2011, 2010 and 2009.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR’s	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Paul Heney	2011	$-	$-	$-	$-	-	$-	$-
Chairman and CEO	2010	$-	$-	$-	$-	-	$-	$-
	2009	$-	$-	$-	$-	-	$-	$-

Bradley J. Moynes,	2011	$60,000	$-	$-	$-	-	$-	$-
President and former CEO	2010	$60,000	$-	$-	$-	-	$-	$-
	2009	$60,000	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements.

Management Agreements

Effective November 1, 2010, the Company entered into a management agreement with a company controlled by a Director (also an Officer) of the Company for general management and administration services at $5,000 per month for a term of 2 years.

No management agreements entered into for the period commencing January 1, 2011 to December 31, 2011.

Equity Compensation Plans

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

E. Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 36,657,242 shares outstanding on April 28, 2012.

Name	No. of Shares	Percentage of outstanding at April 28, 2012
Paul Heney	1,000,000	2.73%
Brad Moynes	316,020	0.86%
Robin Lecky	250,000	0.68%

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To our knowledge, no persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights attached to the 36,657,242 shares outstanding at April 28, 2012.

The Company has approximately 200 shareholders of record at April 28, 2012.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 34.7%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 71.3% of the Company’s common shares are owned by residents of Canada or residents of countries other than residents of the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 34.7%. These assumptions are based on our shareholder registry issued by Presidents Stock Transfer Company as of April 28, 2012.

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

B.  Related Party Transactions

As at December 31, 2011, the Company has $19,678 (December 31, 2010 – $Nil; January 1, 2010 – $91,810) in trade and other payables owed to key management personnel.  The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2011, 2010 and 2009 as described below.  All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	2011 $	2010 $	2009 $
Management Fees	60,000	105,817	125,515
Share-Based Payments	-	-	194,281

	60,000	105,817	319,796

C.  Interest of Experts and Counsel

None.

Item 8.  Financial Information

See the consolidated financial statements under Item 18.

Item 9.  The Offer and Listing

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

By Quarters in 2009, 2010 & 2011	High Sales Price US$	Low Sales Price US$
Fourth Quarter 2011	$ 0.30	$ 0.10
Third Quarter 2011	$ 0.22	$ 0.13
Second Quarter 2011	$ 0.20	$ 0.11
First Quarter 2011	$ 0.40	$ 0.10
Fourth Quarter 2010	$ 1.00	$ 0.20
Third Quarter 2010	$ 1.00	$ 0.50
Second Quarter 2010	$ 1.20	$ 0.50
First Quarter 2010	$ 1.20	$ 0.30
Fourth Quarter 2009	$ 1.50	$ 0.40
Third Quarter 2009	$ 2.50	$ 0.90
Second Quarter 2009	$ 2.50	$ 1.00
First Quarter 2009	$ 2.00	$ 1.00

On December 31, 2011, the closing price was US$0.10 per share.

B.  Plan of Distribution

Not applicable.

C.  Markets

See "Offer and Listing Details" above.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.  Share Capital

Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $
Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215
Shares Issued for Debt	15,130,000	152,600
Shares Issued for Exercise of Share Rights	5,000,000	101,386
Fair Value of Share Rights Exercised	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

Shares Issued for Cash, Net of Issuance Costs	1,703,334	233,327
Shares Surrendered and Cancelled	(4,500,000)	(97,336)

Balance, December 31, 2011 (Post-Share Consolidation)	34,777,242	2,922,923

Pre-Share Consolidation Transactions

i)  Private Placements in 2009

On June 26, 2009, the Company completed a private placement of 3,050,000 units at US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.10 per share expiring from March 27, 2010 to May 29, 2010.

On December 2, 2009, the Company completed a private placement of 970,000 units at US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.10 per share expiring from May 29, 2010 to August 5, 2010.

The Company incurred share issue costs totaling $20,939.

Post-Share Consolidation Transactions

ii)  Private Placements in 2010

On March 22, 2010, the Company completed a private placement of 50,000 units at US$0.10 per unit, raising total gross proceeds of $5,384 (US$5,000). Each unit consisted of one common share and one warrant exercisable into one common share at US$1.00 per share until March 22, 2011.  The subscription proceeds were received in 2009.

On May 19, 2010, the Company completed a private placement of 9,110,000 units at US$0.02 per unit, raising gross proceeds of $191,505 (US$182,200). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.

On October 5, 2010, the Company completed a private placement of 500,000 units at US$0.04 per unit, raising gross proceeds of $20,276 (US$20,000).  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.04 per share until October 15, 2015.

On November 22, 2010, the Company completed a private placement of 1,000,000 units at US$0.02 per unit, raising gross proceeds of $20,374 (US$20,000).  Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until October 28, 2015.  The subscription proceeds owing by a Director of the Company was received subsequently in April 2011.

The Company incurred share issue costs totaling $39,324.

iii)  Shares Issued for Debt in 2010

On May 19, 2010, the Company issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totaling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company for a nominal consideration of $10.  Concurrent with the debt settlement, the Company wrote off $5,900 in an amount owed by a related party.

On November 2, 2010, the Company paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totaling $46,558 owing to arm’s length parties.  The Company recorded a gain of $38,958 on debt settlement.

iv)  Private Placements in 2011

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

Share Purchase Warrants

The continuity of warrants for the years ended December 31, 2011 is summarized below.  The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidation which took effect on March 22, 2010.

Expiry Date	Exercise Price		December 31, 2010		Issued	Exercised	Expired/ Cancelled		December 31, 2011

March 22, 2011	$US	1.00		50,000	-	-		(50,000)		-
June 30, 2014	$US	0.80		320,000	-	-		-		320,000
March 30, 2015	$US	0.02		9,110,000	-	-		-		9,110,000
October 15, 2015	$US	0.04		500,000	-	-		-		500,000
October 28, 2015	$US	0.02		1,000,000	-	-		-		1,000,000

Total				10,980,000	-	-		(50,000)		10,930,000

Weighted Average Exercise Price			$US	0.05	-	-	$US	1.00	$US	0.04

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

C.  Material Contracts

Except as otherwise disclosed in this Form 20-F, we have no material contracts.

D.  Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E.  Taxation

Canada

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

●	deal at arm’s length and are not affiliated with us;
●	hold such shares as capital property;
●	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;
●	have not been at any time residents of Canada; and
●	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

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

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

●	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or
●	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

●	tax-exempt organizations and pension plans;
●	persons subject to alternative minimum tax;
●	banks and other financial institutions;
●	insurance companies;
●	partnerships and other pass-through entities (as determined for United States federal income tax purposes);
●	broker-dealers;
●	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and
●	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

●	an individual citizen or resident of the United States;
●
a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and
●	a trust if both:
●	a United States court is able to exercise primary supervision over the administration of the trust; and
●	one or more United States persons have the authority to control all substantial decisions of the trust.

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

F.  Dividends and Paying Agents

Not applicable

G.  Statements by Experts

Not applicable

H.  Documents on Display

Not applicable

I.  Subsidiary Information

See the notes to the financial statements

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Not applicable

Item 12.  Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15T.  Controls and Procedures

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2011, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2011.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2011 identified certain material weaknesses as of that date:

1.
Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting consultant. Remediation: Appoint a new Chief Financial Officer, in addition to the current officers, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officers. Brad Moynes, who has served as Chief Financial Officer from July 2009, will cease to serve in that position upon appointment of a new individual as Chief Financial Officer.

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2010, using the COSO framework. There were no changes in ICFR during the 2011 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A.  Audit Committee Financial Experts

Not applicable

Item 16B.  Code of Ethics

Not applicable

Item 16C.  Principal Accountant Fees and Services

Not applicable

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.  Corporate Governance

Not applicable

PART III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F.  All of the financial information is presented in accordance with International Financial Reporting Standards.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Paul E. Heney)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Paul E. Heney)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2011 and 2010.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: May 1, 2012	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer

Date: May 1, 2012	/s/ Bradley J. Moynes
Bradley J. Moynes
President