Form 20-F/A
period 2011-12-31
RAINCHIEF ENERGY INC.
filed 2012-05-24
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.1)

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

________________________________________________
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

__________________________
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

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

Rainchief Energy Inc.

EXPLANATORY NOTE

We are filing this amended Annual Report on Form 20-F/A in order to correct certain typographical errors in our independent auditors’ report and notes to our consolidated financial statements, as well as delete the 2009 financial information presented in our consolidated financial statements for the years ended December 31, 2011 and 2010.

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

Item 2.   Offer Statistics and Expected Timetable

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

Selected Consolidated Financial and Operating Data.

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

Exchange Rates

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

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Forward Looking-Statements and Risk Factors

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

Risk Factors

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

The Company’s Organization Structure

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

Commitments

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

Subsequent events

a)	Gulf Jensen Oil Prospect

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

C.   Research and Development, Patents and Licenses, Etc

Not applicable.

D.   Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.   Off-Balance Sheet Arrangements

Not applicable.

F.   Contractual Obligations

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

Executive Compensation Plans and Employment Agreements

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

C.   Board Practices

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

D.   Employees

The Company currently has two officers and no employees.  Employees will be added as required.

E.   Share Ownership

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

None

Item 8.   Financial Information

See the consolidated financial statements under Item 18.

Item 9.   The Offer and Listing

A.   Offer and Listing Details

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

The Company incurred share issue costs totalling $20,939.

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

B.   Memorandum and Articles of Association

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

ControlledForeign Corporation
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

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Not applicable.

I.   Subsidiary Information

See the notes to the financial statements.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12.   Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

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

Item 16A.   Audit Committee Financial Experts

Not applicable.

Item 16B.   Code of Ethics

Not applicable.

Item 16C.   Principal Accountant Fees and Services

Not applicable.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.   Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Not applicable.

PART III

Item 17.   Financial Statements

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

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended Annual Report.

Rainchief Energy Inc.

Date: May 24, 2012	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer

Date: May 24, 2012	/s/ Bradley J. Moynes
Bradley J. Moynes
President