Form 20-F/A
period 2011-12-31
RAINCHIEF ENERGY INC.
filed 2012-06-11
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No.2)

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

Rainchief Energy Inc.

EXPLANATORY NOTE

We are filing this Amendment #2 to our Annual Report on Form 20-F in order to correct the disclosure regarding our audit committee and delete certain 2009 financial information presented in Amendment #1 to our Annual Report on Form 20-F.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2011	2010
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(182,323)	(398,327)
Loss per Common Share – Basic & Diluted	(0.01)	(0.02	)*

Number of Shares Outstanding	35,387,808	18,560,292	*

	As at December 31,
Balance Sheet Data	2011	2010
	$	$
Current Assets	59,408	204,815
Current Liabilities	187,128	129,940
Total Assets	60,805	205,148

Share Capital	2,922,923	2,786,932
Accumulated Deficit	(3,366,620)	(3,187,297)
Dividends per Common Share	0.00	0.00

* Adjusted to reflect the consolidation of the Company’s stock on March 22, 2010 in the ratio of 1 new common share for 10 old common shares.

Exchange Rates

The Company’s consolidated financial statements are stated in Canadian dollars.  The Company realized losses on foreign exchange of $8,454 and $9,917 for the years ended December 31, 2011 and 2010 respectively.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

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

Year Ended	Average per US$1
December 31, 2007	$1.07
December 31, 2008	$1.07
December 31, 2009	$1.07
December 31, 2010	$1.03
December 31, 2011	$0.99

Month ended	per US$1
	High	Low
January 31, 2011	$1.00	$0.99
February 28, 2011	$0.99	$0.98
March 31, 2011	$0.98	$0.97
April 30, 2011	$0.96	$0.96
May 31, 2011	$0.97	$0.96
June 30, 2011	$0.98	$0.97
July 31, 2011	$0.96	$0.95
August 31, 2011	$0.99	$0.98
September 30, 2011	$1.01	$1.00
October 31, 2011	$1.03	$1.01
November 30, 2011	$1.03	$1.02
December 31, 2011	$1.03	$1.02

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2011, using:

●	34,777,242 shares outstanding on an actual basis; and
●	36,657,242 shares outstanding on an as-adjusted basis to reflect changes through April 23, 2012:

	December 31, 2011	As Adjusted April 23, 2012
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	34,180	32,781
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	2,922,923	3,024,259
Share subscriptions	41,064	-
Share purchase warrants reserve	276,310	276,310
Accumulated deficit	(3,366,620)	(3,397,620)
Shareholders’ (deficiency) equity	(126,323)	134,689

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

We estimate that we will require a minimum of approximately $500,000 to commence a seismic program  to provide the identification and evaluation of drill site locations in pursuit of hydrocarbons. . A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects”.

Our entry into the energy property acquisition business may not be successful and there are risks attendant on these activities.  The energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities.  Even with capital and experience, industry risks are significant.  Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

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

Item 5.   Operating and Financial Review

For the years ended December 31, 2011 and 2010, we had net losses of $182,323 and $398,397 respectively.

Accounting, Audit and Legal expenses increased by $12,613 from $44,025 in 2010 to $56,638 in 2011 as additional legal fees relative to the restructuring of the Company and review of various acquisition opportunities that were not incurred in 2010.

Advertising, Promotion and Website Development costs during the year ended December 31, 2011 decreased by $10,500 to $6,000 from $16,500 expended in the year ended December 31, 2010 as web development work was completed in 2010 and only maintenance work was required in 2011.

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

Management Fees decreased by $45,817 from $105,817 in the year ended December 31, 2010 to $60,000 during the year ended December 31, 2011, following the termination of the management agreements with the President and Vice-president of the Company during 2009.

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

Travel expenses for the year ended December 31, 2011 increased by $2,625 to $11,802 from $9,177 during the year ended December 31, 2010. These expenses were incurred in connection with the Company’s evaluation of potential oil and gas property acquisitions.

The Company incurred losses on foreign exchange of $8,454 and $9,917 for the years ended December 31, 2011 and 2010, respectively. These losses and gains resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

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

Liquidity and Capital Resources

Cash provided from private placements in the year ended December 31, 2011 was $98,502 (year ended December 31, 2010 - Cash provided from private placements and share subscription advances - $475,490). Changes in working capital accounts during the year ended December 31, 2011provided $45,164 (year ended December 31, 2010 – consumed $12,879).

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

Not applicable

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

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (51) Chairman, Chief Executive Officer and Director	Director of the Company since November 18, 2010.

Bradley J. Moynes (42) President, and Director	President and Director of the Company since December 2000.

Robin Lecky (65) Director	Director of the Company since November 9, 2010

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

The Company currently has an audit committee comprised of Bradley J. Moynes and Robin Lecky.  The audit committee is responsible for selecting, evaluating and recommending the Company’s auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors’ review; overseeing the work of the auditors; recommending the auditors’ compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting.  The audit committee is also responsible for reviewing the Company’s annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company’s policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

The Company does not have a compensation or corporate governance committee at the present time. The Company is listed for trading on the OTCBB as a reporting issuer under registration statement Form 20-F (Foreign Private Issuer) and as such it believes that it is not required to have such committees.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.   Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Not applicable.

PART III

Item 17.   Financial Statements

Not applicable.

Item 18.   Financial Statements

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this Form 20-F/A.  All of the financial information is presented in accordance with International Financial Reporting Standards.

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

Rainchief Energy Inc.

Date: June 11, 2012	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer

Date: June 11, 2012	/s/ Bradley J. Moynes
Bradley J. Moynes
President