Form 20-F
period 2012-12-31
RAINCHIEF ENERGY INC.
filed 2013-05-03
CIK 1369128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2012

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

Suite 1110 – 1185 West Georgia Street, Vancouver, BC, Canada, V6E 4E6

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

__________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 38,157,242 as at December 31, 2012.

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

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Paul E. Heney of Suite 1110 – 1185 West Georgia Street, Vancouver, BC, Canada, V6E 4E6.  Mr. Heney also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

The Company’s registered independent auditors are WDM Chartered Accountants, Suite 420 – 1501 West Broadway, Vancouver, British Columbia, Canada, V6J 4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2012	2011	2010
	$	$	$
Sales	-	-	-
Gross Profit, Net of Cost of Sales	-	-	-

Net Loss	(226,261)	(182,323)	(398,327)
Loss per Common Share – Basic & Diluted*	(0.301)	(0.258)	(1.07)

Number of Shares Outstanding*	751,051	707,756	371,206

* Adjusted to reflect the consolidation of the Company’s stock on (i) March 22, 2010 at a ratio of 1 new common share for 10 old common shares and (ii) April 3, 2013 at a ratio of 1 new common share for 50 old common shares.

Balance Sheet Data	2012	2011
	$	$

Current Assets	40,765	59,408
Current Liabilities	473,071	187,128
Total Assets	150,014	60,805

Share Capital	2,993,514	2,922,923
Accumulated Deficit	(3,592,881)	(3,366,620)
Dividends per Common Share	0.00	0.00

Exchange Rates

The Company’s consolidated financial statements are stated in Canadian dollars.  The Company realized losses on foreign exchange of $783, $8,454, and $9,917 for the years ended December 31, 2012, 2011, and 2010 respectively.  Foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

In this FORM 20-F, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

The Bank of Canada closing exchange rate on December 31, 2012 was Cdn$0.9946 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2012 and December 31, 2012, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2008	$1.07
December 31, 2009	$1.14
December 31, 2010	$1.03
December 31, 2011	$0.99
December 31, 2012	$0.99

Month ended	per US$1
	High	Low
January 31, 2012	$1.02	$1.01
February 28, 2012	$1.00	$1.00
March 31, 2012	$1.00	$0.99
April 30, 2012	$1.00	$0.99
May 31, 2012	$1.01	$1.00
June 30, 2012	$1.03	$1.02
July 31, 2012	$1.02	$1.01
August 31, 2012	$0.99	$0.99
September 30, 2012	$0.98	$0.98
October 31, 2012	$0.99	$0.98
November 30, 2012	$1.00	$1.00
December 31, 2012	$0.99	$0.99

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2012, using:

•         38,157,242 shares outstanding on an actual basis; and

•         963,145 shares outstanding on an as-adjusted basis to reflect changes through April 30, 2013.

		As Adjusted
	December 31,	April 30,
	2012	2013
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	(16)	14,364
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	2,993,514	3,096,399
Share purchase warrants reserve	276,310	276,310
Accumulated deficit	(3,592,881)	(3,627,351)
Shareholders’ (deficiency) equity	(323,057)	(254,642)

On January 17, 2012, the Company completed a private placement of 1,330,000 units at US$0.03 per unit, raising gross proceeds of $41,064 (US$39,900).

During the year ended December 31, 2012, the Company issued a total of 2,200,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of $44,137 (US$44,000).

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000. These units were returned to treasury and cancelled.

On March 21, 2012, the Company issued 200,000 common shares to the President of the Company and a person related to the President. The related parties purchased these shares in the Company in 2002. However, the share certificates evidencing the share subscription were not recorded by the share transfer agent as a result of a clerical oversight. Accordingly, the Directors of the Company authorized the issuance of share certificates to the related parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2012, we recorded a net loss of $226,261 from operations compared to a net loss of $182,323 for the year ended December 31, 2011. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,592,881 as at December 31, 2012. Operations for the year ended December 31, 2012 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

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

Item 4.   Information on the Company

A.   History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)).  The registered office is at Suite 1110 – 1185  West  Georgia  Street, Vancouver, British Columbia, V6E 4E6.  We do not have an agent in the United States.

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

On December 22, 2010, we acquired all of the issued and outstanding common shares of Jaydoc Capital Corp (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. Jaydoc was acquired to facilitate our business venture in solar energy development. The assets of Jaydoc are its business plan and strategic business relationship with operational partners that offer experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union.

On December 18, 2010 we incorporated a wholly-owned subsidiary, Rainchief Renewable-1 S.R.L under the laws of Italy.

Commitments.

In April 2008, we entered into a royalty and licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs for a term of 3 years. In the first quarter of 2009, we were served a Notice of Termination of the licensing agreement citing breach by us as a result of our default on the royalty payment due on January 01, 2009.   We are pursuing a resolution to the dispute. As at December 31, 2012, we have recorded a provision of $60,750 for this contingent liability. The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.

As at December 31, 2012, we own oil and gas property acquired at a cost of $108,053, and computer and office furniture and equipment with a depreciated cost of $1,196. See notes 6 and 7 to the consolidated financial statements.

Item 5.   Operating and Financial Review

For the years ended December 31, 2012, 2011, and 2010, the Company had net losses of $226,261, $182,323 and $398,327, respectively.

Accounting, Audit and Legal expenses decreased by $5,014 to $51,624 for the year ended December 31, 2012 from $56,638 for the year ended December 31, 2011 as a result of reductions in Accounting and Audit expenses for the period. Accounting, Audit and Legal expenses increased by $12,613 from $44,025 for the year ended December 31, 2010 to $56,638 for the year ended December 31, 2011 as a result of increased legal fees related to corporate activity, offset by a reversal of an over-accrual of accounting fees in the year ended December 31, 2010.

The Company did not incur any expenditure on Advertising, Promotion and Website Development during the year ended December 31, 2012, a decrease of $6,000 over the year ended December 31, 2011. Advertising, Promotion and Website Development costs during the year ended December 31, 2011 decreased by $10,500 to $6,000 from $16,500 expended in the year ended December 31, 2010 as web development work was completed and only maintenance work was required.

Consulting expense for the year ended December 31, 2012 decreased by $5,668 to $75,000 for the year ended December 31, 2012 as compared with $80,668 in Consulting expense for the year ended December 31, 2011. The decrease resulted from reduced use of consulting services by the Company during the year.

Consulting expense for the year ended December 31, 2011 increased by $38,435 as compared with $42,233 for the year ended December 31, 2010 as a result of additional management and administration services procured during the year.

The Company did not incur any Development costs during the year ended December31, 2012. During the year ended December 31, 2011, the Company incurred Development Costs of $14,046 in connection with the evaluation of potential oil and gas project acquisition, as compared with $3,480 in connection with its efforts to enter the solar energy market in Italy during the year ended December 31, 2010

Filing and Transfer Agents Fees for the year ended December 31, 2012 amounted to $21,283, an increase of $1,019 from $20,264 incurred during the year ended December 31, 2011. The increase resulted from additional filings required by the United States Securities and Exchange Commission. Filing and Transfer Agents Fees for the year ended December 31, 2011 decreased by $2,625 to $20,264 from $17,639 for the year ended December 31, 2010 as a result of reduced corporate activity during the year.

Interest and Bank Charges for the year ended December 31, 2012 decreased by $25 to $459 from $484 for the year ended December 31, 2011. Interest and Bank Charges for the year ended December 31, 2011 increased by $201 to $484 for the year ended December 31, 2011 from $283 for the year ended December 31, 2010. The changes are directly related to the levels of corporate activity during the years under review.

Management Fees for the year ended December 31, 2012 were unchanged from those incurred during the year ended December 31, 2011, at $60,000. Management Fees decreased by $45,817 from $105,817 in the year ended December 31, 2010 to $60,000 during the year ended December 31, 2011 following the termination of the management agreement with the President of the Company during 2010.

Office, rent and telephone expense decreased by $10,902 to $632 for the year ended December 31, 2012 as compared with $11,534 expended on these category of expenses during the year ended December 31, 2011. The decrease resulted from management’s decision to share office space with another unrelated company. Office, rent and telephone expense increased by $5,863 from $5,671 for the year ended December 31, 2010 to $11,534 for the year ended December 31, 2011 as a result of the relocation of the Company’s office.

The Company did not incur Property investigation costs during the years ended December 31, 2012 and 2010, respectively. During the year ended December 31, 2011 the Company investigation costs of $9,487 was incurred in connection with an oil and gas project.

Travel expenses for the year ended December 31, 2012 decreased by $11,153 to $649 from $11,802 during the year ended December 31, 2011 as a result of reduced project evaluation activities during the year. Travel expenses for the year ended December 31, 2011 increased by $2,625 to $11,802 from $9,177 during the year ended December 31, 2010. These expenses were incurred in connection with the Company’s evaluation of potential oil and gas property acquisitions.

The Company incurred losses on foreign exchange of $783, $8,454 and $9,917 for the years ended December 31, 2012, 2011 and 2010, respectively. These losses resulted from changes in the foreign currency exchange rate between the Canadian and US Dollars.

During the year ended December 31, 2012, the Company realized a net gain on the settlement of certain debts in the amount of $6,870. During the year ended December 31, 2010, the Company realized a net loss on the settlement of certain debts in the amount of $13,332.

During the year ended December 31, 2010 the Company realized a gain of $97,336 in respect of shares issued in connection with the Jaydoc acquisition and subsequently returned to Treasury in accordance with a Stock Surrender, Settlement and Voluntary Pooling Agreement.

On December 31, 2010, the Company wrote down the intangible asset acquired as a result of the acquisition of Jaydoc, due to the lack of reliable measurement of the future cash flows of the solar energy project and recorded a charge of $98,600 and incurred acquisition costs of $25,646.

The Company is the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff seeks damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit.

Financial position

For the year ended December 31, 2012 the Company had a working capital deficiency of $432,306 as compared with a working capital deficiency of $127,720 as at December 31, 2011, an increase of $304,586.

The increase in working capital deficiency during the year ended December 31, 2012 is due to reductions in Cash of $34,196, acquisitions of an Oil and Gas Property in the amount of $108,053 and increases in Accounts Payable and Promissory Notes of $137,433 and $155,364, respectively, offset by increase in HST receivable of $15,537.

Liquidity and Capital Resources

Cash provided from private placements and the issuance of shares pursuant to the exercise of share purchase warrants in the year ended December 31, 2012 was $29,124 (2011 - $98,502). In addition, the issuance of Promissory Notes provided $155,364 (2011 – $Nil).

Changes in working capital accounts during the year ended December 31, 2012 provided $121,896 (2011 – provided $45,164).

The uses of cash during the year ended December 31, 2012 were $88,534 to fund the Company's continuing operations, $108,053 to acquire an oil and gas property and $22,097 to repurchase certain common shares.

The uses of cash during the year ended December 31, 2011 were $234,213 to fund the Company's continuing operations, and $1,346 to acquire certain fixed assets.

Subsequent events

a)	Debt Settlements
i)	In January 2013, the Company issued 10,000,000 common shares to a company controlled by the President of the Company to settle outstanding accounts payable of $10,000.

ii)	In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $52,262. The Company paid $15,000 in cash and agreed to issue 250,000 post-April 3, 2013 consolidation common shares.

b)	Promissory Notes Payable

In January and April 2013, the Company received, respectively, US$8,000 and $11,982 from a non-arm’s length party. The Company issued promissory notes accordingly with the same terms as the other promissory notes.

c)	Share Consolidation

Effective April 3, 2013, the common shares of the Company are consolidated at the ratio of one new common share for every 50 old common shares.

As at December 31, 2012, the number of issued and outstanding common shares of the Company would be 763,144 had the share consolidation been effected as at December 31, 2012. The basic loss per share calculations disclosed in the consolidated statement of comprehensive loss for the years ended December 31, 2012, 2011, and 2010 have been adjusted to reflect the subsequent share consolidation.

C.   Research and Development, Patents and Licenses, Etc

Not applicable

D.   Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.   Off-Balance Sheet Arrangements

Not applicable.

F.   Contractual Obligations

Not applicable.

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

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR’s	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Paul Heney	2012	$-	$-	$-	$-	7,500	$-	$-
Chairman and CEO	2011	$-	$-	$-	$-	-	$-	$-
	2010	$-	$-	$-	$-	-	$-	$-

Bradley J. Moynes,	2012	$60,000	$-	$-	$-	7,500	$-	$-
President and former CEO	2011	$60,000	$-	$-	$-	-	$-	$-
	2010	$60,000	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2012 to December 31, 2012.

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

The Company does not have an audit committee at the present time. Until the resignation of Robin Lecky as a director of the Company on August 9, 2012, the Company had an audit committee comprised of Bradley J. Moynes and Robin Lecky.  The Company is currently seeking a suitable individual to replace Mr. Lecky.

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

E.   Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 966,544 shares outstanding on April 30, 2013.

Name	No. of Shares	Percentage of outstanding at April 30, 2013
Paul Heney	25,000	2.59%
Brad Moynes	208,303	21.55%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, other than Brad Moynes, President of the Company who owns 208,303 shares representing 21.55%, no other persons beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights attached to the 966,544 shares outstanding at April 30, 2013.

The Company has approximately 150 shareholders of record at April 30, 2013.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 42.74%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 57.26% of the Company’s common shares are owned by residents of Canada or residents of countries other than residents of the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 42.74%. These assumptions are based on our shareholder registry issued by Presidents Stock Transfer Company as of April 30, 2013.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 24.14% of the issued and outstanding shares following the March 22, 2010 and April 3, 2013 share consolidations and the subsequent shares issued for debt settlement.

B.   Related Party Transactions

Trade and other payables

As at December 31, 2012, the Company has $67,818 (2011 – $19,678) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

Promissory Notes

Included in promissory notes as at December 31, 2012 was $32,102 (including US$17,000) owed to a company controlled by a Director (also an officer) of the Company. There were no promissory notes issued to related parties in 2011.

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2012, 2011 and 2010 as described below.  All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	2012	2011	2010
	$	$	$
Management Fees	60,000	60,000	105,817
Share-Based Payments	22,500	-	-

	82,500	60,000	105,817

C.   Interest of Experts and Counsel

None.

Item 8.   Financial Information

See the consolidated financial statements under Item 18.

Item 9.   The Offer and Listing

A.   Offer and Listing Details

The Company's common shares are traded on the “OTC.QB” under the symbol RCFEF; the shares are not listed on any exchange or traded on any other medium.  Trading commenced in the first quarter 2004 on the Pink Sheets and then became a reporting issuer and was listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.QB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010 and April 3, 2013. See Item 10A below.

By Quarters in 2012, 2011 & 2010	High Sales Price	Low Sales Price
	US$	US$
Fourth Quarter 2012	$1.15	$0.26
Third Quarter 2012	$2.10	$0.75
Second Quarter 2012	$9.00	$0.78
First Quarter 2012	$30.00	$4.88
Fourth Quarter 2011	$9.00	$2.50
Third Quarter 2011	$8.00	$2.50
Second Quarter 2011	$12.50	$8.00
First Quarter 2011	$11.25	$10.00
Fourth Quarter 2010	$15.00	$5.00
Third Quarter 2010	$11.00	$6.50
Second Quarter 2010	$10.00	$10.00
First Quarter 2010	$35.00	$5.50

On December 31, 2012, the closing price was US$0.375 per share, adjusted for the consolidation of the Company’s stock on April 3, 2013.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $

Balance, December 31, 2009	27,838,852	2,241,445

Share Consolidation	(25,054,944)	-

Balance, March 22, 2010	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215
Shares Issued for Debt	15,130,000	152,600
Shares Issued for Exercise of Warrants	5,000,000	101,386
Fair Value of Warrants Exercised	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000

Balance, December 31, 2010	37,573,908	2,786,932

Shares Issued for Cash, Net of Issuance Costs	1,703,334	233,327
Shares Surrendered and Cancelled	(4,500,000)	(97,336)

Balance, December 31, 2011	34,777,242	2,922,923

Shares issued for cash	1,330,000	26,051
Shares repurchased and cancelled	(1,100,000)	(22,097)
Shares issued pursuant to the exercise of warrants	2,200,000	44,137
Shares reissued pursuant to a directors resolution	200,000	-
Shares issued for services	750,000	22,500

Balance, December 31, 2012	38,157,242	2,993,514

i)  Private Placements in 2010

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

ii) Shares Issued for Debt in 2010

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

iii)  Private Placements in 2011

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

iv)  Private Placements in 2012

On January 17, 2012, the Company completed a private placement of 1,330,000 units at US$0.03 per share, raising gross proceeds of $41,064 (US$39,900). Each unit consists of one common share and one share purchase warrant exercisable into one common share at US$0.03 per share until December 31, 2013.

v) Shares repurchased

On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000. These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit for total gross proceeds of $22,097 (US$22,000). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015. These units were returned to treasury and cancelled.

vi) Shares issued pursuant to the exercise of warrants

During the year ended December 31, 2012, the Company issued a total of 2,200,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of $44,137 (US$44,000).

vii) Shares reissued pursuant to a directors resolution

On March 21, 2012, the Company issued 200,000 common shares to the President of the Company and a person related to the President. The related parties purchased these shares in the Company in 2002. However, the share certificates evidencing the share subscription were not recorded by the share transfer agent as a result of a clerical oversight. Accordingly, the Directors of the Company authorized the issuance of share certificates to the related parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding

viii) Shares issued for services

On April 17, 2012, the Company issued 750,000 common shares at a fair value of US$0.03 per share to the Directors of the Company as compensation for services rendered

Share Purchase Warrants

The continuity of warrants for the year ended December 31, 2012 is summarized below.

Expiry Date	Exercise Price	December 31, 2011	Issued	Exercised	Expired/ Cancelled	December 31, 2012

December 31, 2013	US$0.03	-	1,330,000	-	-	1,330,000
June 30, 2014	US$0.80	320,000	-	-	-	320,000
March 30, 2015	US$0.02	9,110,000	-	(2,200,000)	(1,100,000)	5,810,000
October 15, 2015	US$0.04	500,000	-	-	-	500,000
October 28, 2015	US$0.02	1,000,000	-	-	-	1,000,000

Total		10,930,000	1,330,000	(2,200,000)	(1,100,000)	8,960,000

Weighted Average Exercise Price		US$0.04	US$0.03	US$0.02	US$0.02	US$0.05

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2012, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2012.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2012 identified certain material weaknesses as of that date:

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

25

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2012, using the COSO framework. There were no changes in ICFR during the 2012 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Paul E. Heney)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Paul E. Heney)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2012 and 2011.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: April 30, 2013	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer
27

Date: April 30, 2013	/s/ Bradley J. Moynes
Bradley J. Moynes
President

