Form 20-F/A
period 2012-12-31
RAINCHIEF ENERGY INC.
filed 2013-06-26
CIK 1369128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

26

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

28

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

Rainchief Energy Inc.

Date: June 26, 2013	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer
29

Date: June 26, 2013	/s/ Bradley J. Moynes
Bradley J. Moynes
President

30