Form 20-F/A
period 2012-12-31
RAINCHIEF ENERGY INC.
filed 2013-08-14
CIK 1369128

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Paul E. Heney)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Paul E. Heney)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
23.(2)	Correspondence re. Form 20-F for the Year Ended December 31, 2012*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2012 and 2011.*

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