Form 20-F
period 2013-12-31
RAINCHIEF ENERGY INC.
filed 2014-05-02
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2013

or

☐ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______ to ________.

Commission file number 000-52145

Rainchief Energy Inc.
(Exact name of Registrant as specified in its charter)

________________________________________________
(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 1825 – 900 West Georgia Street; Vancouver, British Columbia, Canada V4E 4E6
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

___________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 52,417,179 shares of common stock as at December 31, 2013.

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

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

2

Rainchief Energy Inc.

PART I

Introduction. Rainchief Energy Inc. (referred to as “Rainchief” or “the Company”), is a British Columbia corporation incorporated on December 28, 2000. The business endeavor will seek to identify for evaluation undervalued energy assets worldwide for possible development and / or acquisition.

Item 1. Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Paul E. Heney of 900 West Georgia Street, Suite 1825; Vancouver, British Columbia, V6E 4E6. Mr. Heney also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2013	2012
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(220,479)	(226,261)
Loss per Common Share – Basic & Diluted*	(0.008)	(0.301)

Number of Shares Outstanding*	52,417,179	751,051

Balance Sheet Data	2013	2012
	$	$

Current Assets	13,054	40,765
Current Liabilities	480,493	473,071
Total Assets	121,957	150,014

Share Capital	3,178,514	2,922,923
Accumulated Deficit	(3,813,360)	(3,366,620)
Dividends per Common Share	0.00	0.00

* Adjusted to reflect the consolidation of the Company’s stock on (i) March 22, 2010 in the ratio of 1 new common share for 10 old common shares and (ii) April 3, 2013 in the ratio of 1 new common share for 50 old common shares.

Exchange Rates

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

The Company realized losses on foreign exchange of $6,666 and $783 for the years ended December 31, 2013 and 2012 respectively. These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2013 was Cdn$1.065 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2013 and December 31, 2013, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2009	$1.07
December 31, 2010	$1.03
December 31, 2011	$0.99
December 31, 2012	$0.99
December 31, 2013	$1.03

Month ended	per US$1
	High	Low
January 31, 2013	$1.01	$0.98
February 28, 2013	$1.03	$1.00
March 31, 2013	$1.03	$1.01
April 30, 2013	$1.03	$1.01
May 31, 2013	$1.04	$1.00
June 30, 2013	$1.06	$1.01
July 31, 2013	$1.06	$1.02
August 31, 2013	$1.06	$1.03
September 30, 2013	$1.05	$1.02
October 31, 2013	$1.05	$1.03
November 30, 2013	$1.06	$1.04
December 31, 2013	$1.07	$1.06

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2013, using:

•	52,417,179 shares outstanding on an actual basis;

		As Adjusted
	December 31,	April 28,
	2013	2014
	(audited)	(unaudited)
	$	$
Cash and cash equivalents	6,754	104
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	3,178,514	3,178,514
Share purchase warrants reserve	276,310	276,310
Accumulated deficit	(3,813,360)	(3,866,100)
Shareholders’ (deficiency) equity	(358,536)	(411,276)

In January 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $10,000. The Company agreed to issue 10,000,000 pre-April 3, 2013 share consolidation shares.

Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 835 shares to round up fractional entitlements resulting from the consolidation.

In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $54,486. The Company paid $15,000 in cash and issued 250,000 post-April 3, 2013, share consolidation shares with a fair value of $15,000. The Company recorded a gain of $24,486 on the settlement of this debt.

In August 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $50,000. The Company agreed to issue 50,000,000 post-April 3, 2013 share consolidation shares with a fair value of $100,000. The Company recorded a loss of $50,000 on the settlement of this debt.

On August 13, 2013, the Company completed a private placement of 1,200,000 shares at US$0.05 per share raising gross proceeds of $60,000.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2013, we recorded a net loss of $220,479 from operations compared to a net loss of $226,261 for the year ended December 31, 2012. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,813,360 as at December 31, 2013. Operations for the year ended December 31, 2013 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

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

Item 4. Information on the Company

A. History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at Suite 1110 – 1185 West Georgia Street; Vancouver, British Columbia, V6E 4E6. We do not have an agent in the United States.

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

Commitments.

As at December 31, 2013, we own oil and gas property acquired at a cost of $108,053, and computer and office furniture and equipment with a depreciated cost of $850. See notes 6 and 7 to the consolidated financial statements.

Item 5. Operating and Financial Review

For the years ended December 31, 2013, 2012, and 2011, the Company had net losses of $220,479, $226,261 and $182,323, respectively.

Accounting, Audit and Legal expenses decreased by $11,473 from $51,624 for the year ended December 31, 2012 to $40,151 for the year ended December 31, 2013. Audit and accounting fees reduced by $7,124 as a result of cost reductions negotiated by management and the reversal of excess accruals in previous periods. Legal fees reduced by $4,349 as a result of reduced requirements for legal services. Accounting, Audit and Legal expenses decreased by $5,014 from $56,638 for the year ended December 31, 2011 to $51,624 for the year ended December 31, 2012.

The Company incurred $585 on Advertising, Promotion and Website Development during the year ended December 31, 2013 as compared with $Nil during the year ended December 31, 2012. Advertising, Promotion and Website Development costs during the year ended December 31, 2011 amounted to $6,000 expended on maintenance of the company website.

Consulting expense for the year ended December 31, 2013 amounted to $80,000, an increase of $5,000 as compared with $75,000 for the year ended December 31, 2012 as a result of additional management and administration services procured during the year. Consulting expense for the year ended December 31, 2012 decreased by $668 to $75,000 as compared with $75,668 for the year ended December 31, 2011.

The Company did not incur any project development costs during the years ended December 31, 2013 and 2012, respectively. During the year ended December 31, 2011, the Company incurred development costs of $14,046 in connection with the evaluation of potential oil and gas project acquisition.

Filing and Transfer Agents Fees for the year ended December 31, 2013 decreased by $5,492 to $15,791 from $21,283 for the year ended December 31, 2012 as a result of decreased corporate activity during the year, together with the reversal of amounts accrued in prior periods. Filing and Transfer Agents Fees for the year ended December 31, 2012 amounted to $21,283, an increase of $1,019 from $20,264 incurred during the year ended December 31, 2011. The increase resulted from additional filings required by the United States Securities and Exchange Commission.

The company incurred $3,663 in Investor relations expenses during the year ended December 31, 2013 as compared with $Nil in the years ended December 31, 2012 and 2011, respectively.

Management Fees for the year ended December 31, 2013 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2012 and 2011 respectively.

Administrative expenses for the year ended December 31, 2013 decreased by $1,341 to $(709) as compared with $632 expended on this category of expenses during the year ended December 31, 2012 as a result of cost containment by management and the reversal of expenses accrued in prior periods. Administrative expenses for the year ended December 31, 2012 decreased by $10,902 to $632 as compared with $11,534 expended on these category of expenses during the year ended December 31, 2011. The decrease resulted from management’s decision to share office space with another unrelated company.

During the year ended December 31, 2013 the Company incurred property investigation costs of $13,054 in connection with the Gulf Jensen project. The Company did not incur property investigation costs during the year ended December 31, 2012. During the year ended December 31, 2011 property investigation costs of $9,487 were incurred in connection with an oil and gas project.

The Company incurred Stock-based compensation expense in the amount of $22,500 during the year ended December 31, 2012. The Company did not incur Stock-based compensation expense during the years ended December 31, 2013 and 2011.

The Company did not incur travel expenses during the year ended December 31, 2013. Travel expenses for the year ended December 31, 2012 decreased by $11,153 to $649 from $11,802 during the year ended December 31, 2011 as a result of reduced project evaluation activities during the year.

The Company incurred losses on foreign exchange of $6,666, $783, and $8,454 for the years ended December 31, 2013, 2012 and 2011, respectively. These losses resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2011, the Company realized a gain of $97,336 in respect of shares issued in connection with the Jaydoc acquisition and subsequently returned to Treasury in accordance with a Stock Surrender, Settlement and Voluntary Pooling Agreement.

During the year ended December 31, 2013, the Company realized a net gain on the settlement of certain debts in the amount of $334, as compared to a net gain on settlement of debts during the year ended December 31, 2012 of $6,870. During the year ended December 31, 2011, the Company did not settle any debt.

The Company was the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff sought damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. In July 2013 the Supreme Court of British Columbia found in favour of the Plaintiff and awarded damages, interest and costs. In December 2013 the Company paid the Plaintiff $61,500 in full and final settlement of the matter.

Financial position

For the year ended December 31, 2013 the Company had a working capital deficiency of $467,439 as compared with a working capital deficiency of $432,306 as at December 31, 2012, an increase of $35,133.

The increase in working capital deficiency during the year ended December 31, 2013 is due to an increase in Convertible Promissory Notes Payable of $117,602 and a reduction GST Recoverable of $34,465, offset by an increase in Cash of $6,738 and a reduction in Accounts Payable of $110,164.

Liquidity and Capital Resources

The Company completed private placements raising gross proceeds of $60,000 cash for the year ended December 31, 2013. Cash provided from private placements and the issuance of shares pursuant to the exercise of purchase warrants in the year ended December 31, 2012 was $29,124.

In addition, the issuance of Convertible Promissory Notes provided $117,602 (year ended December 31, 2012 -$155,364).

Changes in working capital accounts during the year ended December 31, 2013 provided $49,635 (2012 – $121,896).

The use of cash during the year ended December 31, 2013 was $220,467 to fund the Company's continuing operations. The uses of cash during the year ended December 31, 2012 were $88,534 to fund the Company's continuing operations, plus $108,053 to acquire an oil and gas property and $22,097 to repurchase certain common shares.

C. Research and Development, Patents and Licenses, etc.

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

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (52) Chairman, Chief Executive Officer and Director	Director of the Company since November 18, 2010.

Bradley J. Moynes (43) President, and Director	President and Director of the Company since December 2000.

B. Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2013, 2012 and 2011. The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards			Payouts
(a) Name and Current Principal Position	(b) Year	(c) Salary	(d) Bonus	(e) Other	(f) Restricted Stock Awards	(g) Options or SAR’s		(h) LPIT Payouts	(i) All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#	)	(US$)	(US$)
Paul Heney	2013	$-	$-	$-	$-	-		$-	$-
Chairman and	2012	$-	$-	$-	$-	-		$-	$-
CEO	2011	$-	$-	$-	$-	7,503		$-	$-

Bradley J. Moynes,	2013	$58,258	$-	$-	$-	-		$-	$-
President	2012	$60,024	$-	$-	$-	7,503		$-	$-
	2011	$60,661	$-	$-	$-	-		$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2013 to December 31, 2013.

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

The Company does not have an audit committee at the present time. The Company is currently seeking a suitable individual to serve on an audit committee.

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

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 52,416,979 shares outstanding on April 28, 2014.

Name	No. of Shares	Percentage of outstanding at April 28, 2014
Paul Heney	25,000	0.05%
Brad Moynes	50,208,303	95.8%

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 52,417,179 shares outstanding at April 28, 2014.

The Company has approximately 200 shareholders of record at April 28, 2014. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 0.09%. None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 98.817% of the Company’s common shares are owned by residents of Canada or residents of countries other than residents of the United States. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 43%. These assumptions are based on our shareholder registry issued by Presidents Stock Transfer Company as of April 16, 2014.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 96.3% of the issued and outstanding shares following the March 22, 2010 and April 3, 2013 share consolidations and the subsequent private placements debt settlement issues. As a direct result of these treasury orders and subsequent non-brokered private placements the percentage of shares controlled by the directors currently represents voting control of the Company.

B. Related Party Transactions

Trade and other payables

As at December 31, 2013, the Company had $32,101 (2012 – $67,818) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

Promissory Notes

Included in promissory notes as at December 31, 2013 was $99,702 (including US$17,000) owed to a company controlled by a Director (also an officer) of the Company ($37,702) and a former officer of the Company ($62,000) (December 31, 2012 - $32,102).

Management Fees and Share-based Payments

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2013, 2012 and 2011 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	2013	2012	2011
	$	$	$
Management Fees	60,000	60,000	60,000
Share-Based Payments	-	7,500	-

	60,000	67,500	60,000

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

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010 and April 3, 2013. See Item 10A below.

	High Sales Price	Low Sales Price
By Quarters in 2013, 2012 & 2011	US$	US$
Fourth Quarter 2013	$0.30	$0.02
Third Quarter 2013	$0.10	$0.01
Second Quarter 2013	$0.13	$0.06
First Quarter 2013	$0.30	$0.02
Fourth Quarter 2012	$17.50	$5.00
Third Quarter 2012	$8.00	$1.00
Second Quarter 2012	$2.10	$0.75
First Quarter 2012	$1.15	$0.25
Fourth Quarter 2011	$15.00	$5.00
Third Quarter 2011	$11.00	$6.50
Second Quarter 2011	$10.00	$5.50
First Quarter 2011	$20.00	$5.00
Fourth Quarter 2010	$50.00	$10.00
Third Quarter 2010	$50.00	$25.00
Second Quarter 2010	$60.00	$25.00
First Quarter 2010	$60.00	$15.00

On December 31, 2013, the closing price was US$0.11 per share.

B. Plan of Distribution

Not applicable.

C. Markets

See "Offer and Listing Details" above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $
Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215
Shares Issued for Debt	15,130,000	152,600
Shares Issued for Exercise of Share Rights	5,000,000	101,386
Fair Value of Share Rights Exercised	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

Shares Issued for Cash, Net of Issuance Costs	1,703,334	233,327
Shares Surrendered and Cancelled	(4,500,000)	(97,336)

Balance, December 31, 2011 (Post-Share Consolidation)	34,777,242	2,922,923

Shares issued for cash	1,330,000	26,051
Shares repurchased	(1,100,000)	(22,097)
Shares issued pursuant to the exercise of warrants	2,200,000	44,137
Shares issued pursuant to a directors resolution	200,000	-
Shares issued as compensation to directors	750,000	22,500

Balance, December 31, 2012 (Post-Share Consolidation)	38,157,242	2,993,514

Share consolidation in the ratio of 1 new share for 50 old shares	(47,190,898)	-
Shares issued for post-consolidation rounding	835	-
Pre-consolidation shares issued in settlement of debt	10,000,000	10,000
Post-consolidation shares issued in settlement of debt	50,250,000	65,000
Share issued for cash	1,200,000	60,000

Balance, December 31, 2013 (Post-Share Consolidation)	52,417,179	3,128,514

Post-Share Consolidation Transactions

i) Private Placements in 2011

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of $196,263 (US$195,000). The subscription proceeds were received in 2010.

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of $59,356 (US$60,500).

ii) Private Placements in 2012

On January 17, 2012, the Company completed a private placement of 1,330,000 units at US$0.03 per share, raising gross proceeds of $41,064 (US$39,900).

iii) Shares repurchased

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

iv) Shares issued pursuant to the exercise of warrants

During the year ended December 31, 2012, the Company issued a total of 2,200,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of $44,137 (US$44,000).

v) Shares reissued pursuant to a directors resolution

On March 21, 2012, the Company issued 200,000 common shares to the President of the Company and a person related to the President. The related parties purchased these shares in the Company in 2002. However, the share certificates evidencing the share subscription were not recorded by the share transfer agent as a result of a clerical oversight. Accordingly, the Directors of the Company authorized the issuance of share certificates to the related parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding

vi) Shares issued for services

On April 17, 2012, the Company issued 750,000 common shares at a fair value of US$0.03 per share to the Directors of the Company as compensation for services rendered

vii) Share consolidation

Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 835 shares to round up fractional entitlements resulting from the consolidation. The basic loss per share calculations disclosed in the consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2011, have been adjusted to reflect the share consolidation.

viii) Shares issued in settlement of debt

In January 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $10,000. The Company agreed to issue 10,000,000 pre-April 3, 2013, share consolidation shares.

In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $54,486. The Company paid $15,000 in cash and issued 250,000 post-April 3, 2013, share consolidation shares with a fair value of $15,000. The Company recorded a gain of $24,486 on the settlement of this debt.

In September 2013, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $50,000. The Company agreed to issue 50,000,000 post-April 3, 2013, post-share consolidation shares with a fair value of $100,000. The Company recorded a loss of $50,000 on the settlement of this debt.

ix) Private Placements in 2013

On August 13, 2013, the Company completed a private placement of 1,200,000 shares at US$0.05 per share, raising gross proceeds of $60,000.

x) Share Purchase Warrants

The continuity of warrants for the year ended December 31, 2013 is summarized below. The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidations which took effect on March 22, 2010 and April 3, 2013.

Expiry Date	Exercise Price		December 31, 2012		Issued	Exercised	Expired/ Cancelled		December 31, 2013

December 31, 2013	$	US1.50		26,600	-	-		(26,600)		-
June 30, 2014	$	US40.00		6,400	-	-		-		6,400
March 30, 2015	$	US1.00		116,200	-	-		-		116,200
October 15, 2015	$	US2.00		10,000	-	-		-		10,000
October 28, 2015	$	US1.00		20,000	-	-		-		20,000

Total				179,200	-	-		(26,600)		152,600

Weighted Average Exercise Price			$	US2.49	-	-	$	US1.50	$	US2.70

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

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years’ exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T. Controls and Procedures

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2013, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2013.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2013 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2013, using the COSO framework. There were no changes in ICFR during the 2014 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Paul E. Heney)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Paul E. Heney)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors
99.(1)	Consolidated Financial Statements for the years ended December 31, 2013 and 2012.*
99.(2)	Management’s Discussion and Analysis of Financial Conditions for the years ended December 31, 2013 and 2012.*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Rainchief Energy Inc.

Date: April 30, 2014	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer

Date: April 30, 2014	/s/ Bradley J. Moynes
Bradley J. Moynes
President