Form 20-F
period 2014-12-31
Bit-X Financial Corp.
filed 2015-05-05
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2014

or

☐ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______ to ________.

Commission file number 000-52145

Bit-X Financial Corp
(Exact name of Registrant as specified in its charter)

________________________________________________
(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

838 West Hastings, Suite 300; Vancouver, British Columbia, Canada V6C 0A6
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

__________________________
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 80,417,179 shares of common stock as at December 31, 2014.

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

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

Bit-X Financial Corp

PART I

Introduction. Bit-X Financial Corp (Formerly: Rainchief Energy Inc.) (referred to as “BITX” or “the Company”), is a British Columbia corporation incorporated on December 28, 2000. The Company is engaged in entering into the crypto-currency exchange and internet financial business.

Item 1. Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Paul E. Heney of 838 West Hastings Street, Suite 300; Vancouver, British Columbia, V6C 0A6. Mr. Heney also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2014	2013
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(234,144)	(220,479)
Loss per Common Share – Basic & Diluted*	(0.004)	(0.008)

Number of Shares Outstanding*	80,417,179	52,417,179

Balance Sheet Data	2014	2013
	$	$
Current Assets	15,548	13,054
Current Liabilities	545,499	480,493
Total Assets	16,153	121,957

Share Capital	3,241,848	3,178,541
Share Purchase Warrant Reserve	18,600	276,310
Accumulated Deficit	(3,789,794)	(3,813,360)
Dividends per Common Share	0.00	0.00

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

The Company realized losses on foreign exchange of $14,005 and $6,666 for the years ended December 31, 2014 and 2013 respectively. These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2014 was Cdn$1.1601 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2013 and December 31, 2013, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2010	$1.03
December 31, 2011	$0.99
December 31, 2012	$0.99
December 31, 2013	$1.03
December 31, 2014	$1.10

Month ended	per US$1
	High	Low
January 31, 2014	$1.12	$1.06
February 28, 2014	$1.11	$1.10
March 31, 2014	$1.12	$1.10
April 30, 2014	$1.10	$1.09
May 31, 2014	$1.10	$1.08
June 30, 2014	$1.09	$1.07
July 31, 2014	$1.09	$1.06
August 31, 2014	$1.10	$1.08
September 30, 2014	$1.12	$1.09
October 31, 2014	$1.13	$1.11
November 30, 2014	$1.14	$1.12
December 31, 2014	$1.17	$1.13

B. Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2014, using:

•	80,417,179 shares outstanding on an actual basis;

	December 31,	As Adjusted
	2014	April 30,
		2015
	(audited)	(unaudited)
	$	$
Bank Indebtedness	(140)	36
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	3,241,848	3,273,848
Share purchase warrants reserve	18,600	18,600
Accumulated deficit	(3,789,794)	(3,899,865)
Shareholders’ (deficiency) equity	(529,346)	(607,417)

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

On March 27, 2014, the Company agreed to issue 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $96,626 (including US$63,500), recording a gain of $42,626 on settlement of these debts. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from creditors of the Company on March 27, 2014 for a consideration of $9,000. The Company issued the shares on May 23, 2014.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2014, we recorded a net loss of $234,144 from operations compared to a net loss of $220,479 for the year ended December 31, 2013. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $3,789,794 as at December 31, 2014. Operations for the year ended December 31, 2014 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require a minimum of approximately $300,000 to develop and implement the crypto-currency exchange and cover working capital expenses for up to 12 months after our go-live date, which is expect in Q2-2015. See Item 5, “Operating and Financial Review and Prospects”.

Our entry into the crypto-currency exchange business may not be successful and there are risks attendant on these activities. The crypto-currency exchange business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit opportunities. Even with capital and experience, industry risks are significant regulatory compliance is an increasingly complex and potentially costly obstacle to many new crypto-currency start-ups, and often times, and even if licenses are obtained, they may be sufficiently restrictive.

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

Item 4. Information on the Company

A. History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting the transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at 838 West Hastings, Suite 300, Vancouver, British Columbia, Canada V6C-0A6. We do not have an agent in the United States.

The Company’s legal name is Bit-X Financial Corp and business is carried on in this name at this time. On February 9, 2015 the Company changed its name from Rainchief Energy Inc to Bit-x Financial Corp and on November 21, 2008 the Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B. Overview

Bit-X Financial Corp. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. We are developing a crypto-currency exchange and prior to February 2015, we had operations in oil and gas exploration in Alberta, Canada.

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

As of the date of this report all the subsidiaries of the Company are inactive

Commitments.
As at December 31, 2014, the Company owned computer and office furniture and equipment with a depreciated cost of $605. See note 5 to the consolidated financial statements.

Item 5. Operating and Financial Review

For the years ended December 31, 2014, 2013, and 2012, the Company had net losses of $234,144, $220,479 and $226,261, respectively.

Accounting, Audit and Legal expenses decreased by $22,101 from $40,151 for the year ended December 31, 2013 to $18,050 for the year ended December 31, 2014. Audit and accounting fees reduced by $13,088 as a result of cost reductions negotiated by management and the reversal of excess accruals in previous periods. Legal fees reduced by $9,013 as a result of reduced requirements for legal services. Accounting, Audit and Legal expenses decreased by $11,473 from $51,624 for the year ended December 31, 2012 to $40,151 for the year ended December 31, 2013.

The Company incurred $950 on Advertising, Promotion and Website Development during the year ended December 31, 2014 as compared with $585 during the year ended December 31, 2013 and $Nil during the year ended December 31, 2012.

Consulting expense for the year ended December 31, 2014 decreased by $20,000 to $60,000 as compared with $80,000 for the year ended December 31, 2013, as a result of reduced corporate activity. Consulting expense for the year ended December 31, 2013 amounted to $80,000, an increase of $5,000 as compared with $75,000 for the year ended December 31, 2012 as a result of additional management and administration services procured during the year

The Company did not incur any Investor Relations expenses during the years end December 31, 2014 nor in 2012 as compared with $3,663 incurred in connection with the consolidation of the Company’s stock during the year ended December 31, 2013.

The Company incurred Interest expense in the amount of $4,134 in connection with a promissory note issued to a related party and a long-outstanding trade payable. The Company incurred negligible interest during the years ended December 31, 2013 and 2012.

Filing and Transfer Agents Fees for the year ended December 31, 2014 decreased by $7,496 to $8,295 from $15,791 for the year ended December 31, 2013 as a result of decreased corporate activity during the year. Filing and Transfer Agents Fees for the year ended December 31, 2013 decreased by $5,492 to $15,791 from $21,283 for the year ended December 31, 2012 as a result of decreased corporate activity during the year, together with the reversal of amounts accrued in prior periods.

Management Fees for the year ended December 31, 2014 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2013 and 2012.

Administrative expenses for the year ended December 31, 2014 were essentially unchanged from the amounts expended during the year ended December 31, 2013. Administrative expenses for the year ended December 31, 2013 decreased by $1,246 to $(196) as compared with $1,050 expended during the year ended December 31, 2012 as a result of cost containment by management and the reversal of expenses accrued in prior periods.

The Company incurred property investigation costs during the year ended December 31, 2014 in the amount of $2,500. During the year ended December 31, 2013 the Company incurred property investigation costs of $13,054 in connection with the Gulf Jensen project. The Company did not incur property investigation costs during the year ended December 31, 2012

The Company incurred Stock-based compensation expense in the amount of $22,500 during the year ended December 31, 2012. The Company did not incur Stock-based compensation expense during the years ended December 31, 2014 and 2013.

The Company did not incur travel expenses during the years ended December 31, 2014 and 2013. Travel expenses for the year ended December 31, 2012 amount to $649.

The Company incurred losses on foreign exchange of $14,005, $6,666 and $783 for the years ended December 31, 2014, 2013 and 2012, respectively. These losses resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the years ended December 31, 2014, 2013 and 2012, the Company realized a net gains on the settlement of certain debts in the amounts of $42,626, $334 and $6,870.

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

Financial position

For the year ended December 31, 2014 the Company had a working capital deficiency of $529,951 as compared with a working capital deficiency of $467,439 as at December 31, 2013, an increase of $62,512. The increase in working capital deficiency during the year ended December 31, 2014 is due to an increase in Convertible Promissory Notes Payable of $28,398, and increase in Accounts Payable and Accrued Liabilities of $36,738 and a reduction in Cash of $6,894, offset by increases in GST Recoverable of $2,190 and Prepaid Expenses of $7,058.

Liquidity and Capital Resources

During the year ended December 31, 2014 the Company raised $127,024 by the issuance of Convertible Promissory Notes (year ended December 31, 2013 -$118,000).

The Company did not complete any private placements during the year ended December 31, 2014 (year ended December 31, 2013 -$60,000).

Changes in working capital accounts during the year ended December 31, 2014 provided $34,554 (year ended December 31, 2013 – $49,635).

During the year ended December 31, 2014, the Company used cash in the amount of $168,472 to fund the Company's continuing operations. (year ended December 31, 2013 – $220,467).

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

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (55) Chairman, Chief Executive Officer and Director	Director of the Company since November 18, 2010.

Bradley J. Moynes (45) President, and Director	President and Director of the Company since December 2000.

B. Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2014, 2013 and 2012. The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR’s	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Paul Heney	2014	$-	$-	$-	$-	-	$-	$-
Chairman and CEO	2013	$-	$-	$-	$-	-	$-	$-
	2012	$-	$-	$-	$-	7,503	$-	$-

Bradley J. Moynes,	2014	$54,314	$-	$-	$-	-	$-	$-
President	2013	$58,258	$-	$-	$-	-	$-	$-
	2012	$60,024	$-	$-	$-	7,503	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2014 to December 31, 2014.

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

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 80,492,179 shares outstanding on April 30, 2015.

Name	No. of Shares	Percentage of outstanding at April 30, 2015
Paul Heney	25,000	0.05%
Brad Moynes	50,208,303	62.43%

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 80,417,179 shares outstanding at April 30, 2015.

The Company has approximately 200 shareholders of record at April 30, 2015. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 0.09%. None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 98.817% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 43%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of April 25, 2015.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 63% of the issued and outstanding shares following the March 22, 2010 and April 3, 2013 share consolidations and the subsequent private placements debt settlement issues. As a direct result of these treasury orders and subsequent non-brokered private placements the percentage of shares controlled by the directors currently represents voting control of the Company.

B. Related Party Transactions

Trade and other payables

As at December 31, 2014, the Company has $64,526 (2013 - $32,101) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees and are non-interest bearing, unsecured and have no specified terms of repayment.

Promissory Note

Included in promissory notes as at December 31, 2014, was $132,294 (2013 - $99,702) which includes $67,194 (2013 - $37,702) owed to a company controlled by a Director (also an officer) of the Company, and $65,100 (2013 - $62,000) owed to a former officer of the Company.

Management Fees and Share-based Payments

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2014, 2013 and 2012 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	2014	2013	2012
	$	$	$
Management Fees	60,000	60,000	60,000
Share-Based Payments	-	-	22,500

	60,000	60,000	82,500

C. Interest of Experts and Counsel

None.

Item 8. Financial Information

See the consolidated financial statements under Item 18.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's common shares are traded on the “OTC.BB” under the symbol BITXF; the shares are not listed on any exchange or traded on any other medium. Trading commenced in the first quarter 2004 on the Pink Sheets and then became a reporting issuer and was listed for trading on the OTC.BB during the second quarter of 2007.

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010 and April 3, 2013. See Item 10A below.

	High Sales Price	Low Sales Price
By Quarters in 2014, 2013 & 2012	US$	US$
Fourth Quarter 2014	$0.60	$0.05
Third Quarter 2014	$0.85	$0.12
Second Quarter 2014	$0.18	$0.08
First Quarter 2014	$0.11	$0.07
Fourth Quarter 2013	$0.30	$0.02
Third Quarter 2013	$0.10	$0.01
Second Quarter 2013	$0.13	$0.06
First Quarter 2013	$0.30	$0.02
Fourth Quarter 2012	$17.50	$5.00
Third Quarter 2012	$8.00	$1.00
Second Quarter 2012	$2.10	$0.75
First Quarter 2012	$1.15	$0.25

On December 31, 2014, the closing price was US$0.05 per share.

B. Plan of Distribution

Not applicable.

C. Markets

See "Offer and Listing Details" above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $
Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215
Shares Issued for Debt	15,130,000	152,600
Shares Issued for Exercise of Share Rights	5,000,000	101,386
Fair Value of Share Rights Exercised	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

Shares Issued for Cash, Net of Issuance Costs	1,703,334	233,327
Shares Surrendered and Cancelled	(4,500,000)	(97,336)

Balance, December 31, 2011 (Post-Share Consolidation)	34,777,242	2,922,923

Shares issued for cash	1,330,000	26,051
Shares repurchased	(1,100,000)	(22,097)
Shares issued pursuant to the exercise of warrants	2,200,000	44,137
Shares issued pursuant to a directors resolution	200,000	-
Shares issued as compensation to directors	750,000	22,500

Balance, December 31, 2012 (Post-Share Consolidation)	38,157,242	2,993,514

Share consolidation in the ratio of 1 new share for 50 old shares	(47,190,898)	-
Shares issued for post-consolidation rounding	835	-
Pre-consolidation shares issued in settlement of debt	10,000,000	10,000
Post-consolidation shares issued in settlement of debt	50,250,000	65,000
Share issued for cash	1,200,000	60,000

Balance, December 31, 2013 (Post-Share Consolidation)	52,417,179	3,128,514
Post-consolidation shares issued in settlement of debt	28,000,000	56,000
Shares held in escrow	75,000	7,334

Balance, December 31, 2014 (Post-Share Consolidation)	80,492,179	3,241,848

Post-Share Consolidation Transactions

i)            Private Placements in 2012

On January 17, 2012, the Company completed a private placement of 1,330,000 units at US$0.03 per share, raising gross proceeds of $41,064 (US$39,900).

ii)           Shares repurchased

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

iii)          Shares issued pursuant to the exercise of warrants

During the year ended December 31, 2012, the Company issued a total of 2,200,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of $44,137 (US$44,000).

iv)           Shares reissued pursuant to a directors resolution

On March 21, 2012, the Company issued 200,000 common shares to the President of the Company and a person related to the President. The related parties purchased these shares in the Company in 2002. However, the share certificates evidencing the share subscription were not recorded by the share transfer agent as a result of a clerical oversight. Accordingly, the Directors of the Company authorized the issuance of share certificates to the related parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding

v)            Shares issued for services

On April 17, 2012, the Company issued 750,000 common shares at a fair value of US$0.03 per share to the Directors of the Company as compensation for services rendered

vi)           Share consolidation

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

vii)          Shares issued in settlement of debt during 2013

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

viii)        Private Placements during 2013

On August 13, 2013, the Company completed a private placement of 1,200,000 shares at US$0.05 per share, raising gross proceeds of $60,000.

ix)           Shares issued in settlement of debt during 2014

On March 27, 2014, the Company issued 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $96,626 (including US$63,500), recording a gain of $42,626 on settlement of these debts.

x)            Share Purchase Warrants

The continuity of warrants for the year ended December 31, 2014 is summarized below. The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidations which took effect on March 22, 2010 and April 3, 2013.

Expiry Date	Exercise Price	December 31, 2013	Issued	Exercised	Expired / Cancelled	December 31, 2014

30-Jun-14	US$40.00	6,400	-	-	(6,400)	-
30-Mar-15	US$1.00	116,200	-	-	-	116,200
15-Oct-15	US$2.00	10,000	-	-	-	10,000
28-Oct-15	US$1.00	20,000	-	-	-	20,000

Total		152,600	-	-	(6,400)	146,200

Weighted Average Exercise Price		US$2.70	-	-	US$40.00	US$1.07

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

Item 19. Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Paul E. Heney)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Paul E. Heney)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2014 and 2013.*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Bit-X Financial Corp

Date: April 30, 2015	/s/ Paul E. Heney
Paul E. Heney
Chairman and Chief Executive Officer

Date: April 30, 2015	/s/ Brad J. Moynes
Brad J. Moynes
President