Form 20-F
period 2015-12-31
Digatrade Financial Corp
filed 2016-05-06
CIK 1369128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2015

or

☐ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______ to ________.

Commission file number 000-52145

Digatrade Financial Corp

(Exact name of Registrant as specified in its charter)

________________________________________________

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)

(Jurisdiction of incorporation or organization)

999 Canada Place, Suite 568; Vancouver, British Columbia, Canada V6C 3E1

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

__________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 82,442,179 shares of common stock as at December 31, 2015.

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

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Digatrade Financial Corp

PART I

Introduction.  Digatrade Financial Corp. (Formerly: Bit-X Financial Corp.) (referred to as “Digatrade” or “the Company”), is a British Columbia corporation incorporated on December 28, 2000. The Company is engaged in entering into the crypto-currency exchange and internet financial business.

Item 1.   Identity of Directors, Senior Management and Advisors

The President & CEO of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Paul E. Heney of 999 Canada Place, Suite 568; Vancouver, British Columbia, V6C 3E1.  Mr. Heney also serves as our Chairmam. See Item 6 for further information.

The Company’s registered independent auditors are WDM Chartered Professional Accountants, Suite 420 – 1501 West Broadway, Vancouver, British Columbia, Canada, V6J 4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2015	2014
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(557,433)	(234,144)
Loss per Common Share – Basic & Diluted*	(0.007)	(0.004)

Number of Shares Outstanding*	82,442,979	80,417,179

Balance Sheet Data	2015	2014
	$	$

Current Assets	66,900	15,548
Current Liabilities	1,011,113	545,499
Total Assets		16,153

Share Capital	3,354,848	3,241,848
Share Purchase Warrant Reserve	-	18,600
Accumulated Deficit	(4,328,627)	(3,789,794)
Dividends per Common Share	0.00	0.00

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

The Company realized losses on foreign exchange of $55,536 and $14,005 for the years ended December 31, 2015 and 2014 respectively.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2015 was Cdn$1.3840 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2015 and December 31, 2015, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2009	$1.07
December 31, 2010	$1.03
December 31, 2011	$0.99
December 31, 2012	$0.99
December 31, 2013	$0.94
December 31, 2014	$0.86
December 31, 2015	$0.72

	Per US$1
Month Ended	High	Low
January 31, 2015	$0.86	$0.79
February 28, 2015	$0.81	$0.79
March 31, 2015	$0.80	$0.78
April 30, 2015	$0.84	$0.79
May 31, 2015	$0.84	$0.80
June 30, 2015	$0.82	$0.80
July 31, 2015	$0.80	$0.77
August 31, 2015	$0.77	$0.75
September 30, 2015	$0.76	$0.75
October 31, 2015	$0.78	$0.76
November 30, 2015	$0.76	$0.75
December 31, 2015	$0.75	$0.71

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2015, using:

•	82,442,179 shares outstanding on an actual basis;

	December 31,	As Adjusted
	2015	April 25,
		2016
	(audited)	(unaudited)
	$	$
Bank Indebtedness	(24)	2,715
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	3,358,848	3,358,848
Share Subscription Received	25,998	25,998
Accumulated deficit	(4,328,627)	(4,405,628)
Shareholders’ (deficiency) equity	(943,781)	(1,020,782)

On March 8, 2015, the Company completed a private placement of 250,000 shares at $0.13 per share, raising gross proceeds of $32,000.

On November 11, 2015, the Company completed a private placement of 400,000 shares at US$0.05 per share, raising gross proceeds of $25,998 (US$20,000).

During the year ended December 31, 2015 the Company entered into investor relations consulting agreements with various unrelated third parties. The Company paid $21,063 (US$17,500) in cash and agreed to issue in aggregate 1,400,000 shares with a fair value of $70,000.

During the year ended December 31, 2015 the Company entered into business consulting agreements. The Company agreed to issue in aggregate 300,000 shares with a fair value of $15,000. 150,000 of these shares were issued to a related party.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2015, we recorded a net loss of $557,433 from operations compared to a net loss of $234,144 for the year ended December 31, 2014. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $4,328,627 as at December 31, 2015. Operations for the year ended December 31, 2015 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require a minimum of approximately $500,000 to develop and implement the crypto-currency exchange and cover working capital expenses for up to 12 months.. See Item 5, “Operating and Financial Review and Prospects”.

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

Item 4.   Information on the Company

A.   History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting the transition to the new corporate statute (the British Columbia Business Corporations Act)).  The registered office is at 999 Canada Place, Suite 568, Vancouver, British Columbia, Canada V6C-3E1. We do not have an agent in the United States.

The Company’s legal name is Digatrade Financial Corp and business is carried on in this name at this time. On October 27, 2015 the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corporation. On February 9, 2015 the Company changed its name from Rainchief Energy Inc to Bit-x Financial Corp and on November 21, 2008 the Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc.

B.   Overview

Digatrade Financial Corp. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. We are developing a crypto-currency exchange and prior to February 2015, we had operations in oil and gas exploration in Alberta, Canada.

The Company’s Organization Structure

During the year ended December 31, 2015 the Company incorporated three subsidiaries: Digatrade Limited (a British Columbia, Canada corporation), Digatrade (UK) Limited (a United Kingdom corporation) and Digatrade Limited (a Nevada corporation).

On October 27, 2015 the Company changed its name to from Bit-X Financial Corporation to Digatrade Financial Corporation. The Company’s stock will continue to trade on the FINRA OTC.QB under the symbol BITX until the change of name is processed by FINRA.

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

During the year ended December 31, 2015, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., were de-registered.

Commitments.

As at December 31, 2015, the Company owned computer and office furniture and equipment with a depreciated cost of $432. See note 5 to the consolidated financial statements.

Item 5.   Operating and Financial Review

For the years ended December 31, 2015, 2014, and 2013, the Company had net losses of $557,433, $234,144 and $220,479, respectively.

Accounting, Audit and Legal expenses increased by $21,236 from $18,050 for the year ended December 31, 2014 to $39,286 for the year ended December 31, 2015. Audit, accounting, and legal fees amounted to $39,286, consistent with the amount expended during the year ended December 31, 2015 after adjusting for the reversal in that period of excess accruals in previous periods.

Accounting, Audit and Legal expenses for the year ended December 31, 2014 decreased by $22,101 for the year ended December 31, 2014 to $18,050 from $40,151 for the year ended December 31, 2013. Audit and accounting fees reduced by $13,088 as a result of cost reductions negotiated by management and the reversal of excess accruals in previous periods. Legal fees reduced by $9,013 as a result of reduced requirements for legal services.

Consulting expense for the year ended December 31, 2015 increased by $15,735 to $75,735 as compared with $60,000 for the year ended December 31, 2014, as a result of increased corporate activity. Consulting expense for the year ended December 31, 2014 amounted to $60,000, a decrease of $20,000 as compared with $80,000 for the year ended December 31, 2013 as a result of reduced use of consulting services during that year.

The Company entered into three investor relations contracts during the year end December 31, 2015 for a total cost of $94,072. The Company did not incur any Investor Relations expenses during the year ended December 31, 2014. During the year ended December 31, 2013 the Company incurred Investor Relations expense in the amount of $3,663 in connection with the consolidation of the Company’s stock.

Filing and Transfer Agents Fees for the year ended December 31, 2015 increased by $3,425 to $11,720 from $8,295 for the year ended December 31, 2014 as a result of increased corporate activity during the year. Filing and Transfer Agents Fees for the year ended December 31, 2014 decreased by $7,496 to $8,295 from $15,791 for the year ended December 31, 2013 as a result of increased corporate activity during the year.

Management Fees for the year ended December 31, 2015 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2014 and 2013 respectively.

Administrative expenses for the year ended December 31, 2015 increased from $950 during the year ended December 31, 2014 to $3,690 for the year ended December 31, 2015 as the Company utilized rented office accommodation. Administrative expenses for the year ended December 31, 2013 were ($124) as a result of the reversal of expenses accrued in prior periods.

The Company did not incur property investigation costs during the years ended December 31, 2015. During the years ended December 31, 2014 and 2013 the Company incurred property investigation costs of $2,500 and $13,054, respectively, in connection with the Gulf Jensen project.

The Company incurred losses on foreign exchange of $55,536, $14,005 and $6,666 for the years ended December 31, 2015, 2014 and 2013, respectively. These losses resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the years ended December 31, 2014, and 2013, the Company realized a net gains on the settlement of certain debts in the amounts of $42,626 and $334 respectively. The Company did not settle any debts during the year ended December 31, 2015

The Company was the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff sought damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. In July 2013 the Supreme Court of British Columbia found in favour of the Plaintiff and awarded damages, interest and costs. In December 2013 the Company paid the Plaintiff $61,500 in full and final settlement of the matter.

Financial position

For the year ended December 31, 2015 the Company had a working capital deficiency of $944,213 as compared with a working capital deficiency of $529,951 as at December 31, 2014, an increase of $414,262. The increase in working capital deficiency during the year ended December 31, 2014 is due to increases in Convertible Promissory Notes Payable of $338,460, Accounts Payable and Accrued Liabilities of $84,523, Liabilities to Customers of $42,747, and a reduction in GST receivable of $5,552; offset by increases in Accounts Receivable of $51,019 and Prepaid Expenses of $5,885, and a reduction in Bank Indebtedness of $116.

Liquidity and Capital Resources

During the year ended December 31, 2015 the Company raised $281,638 by the issuance of Convertible Promissory Notes (year ended December 31, 2014 -$127,024).

The Company raised $57,998 in private placements during the year ended December 31, 2015 The Company did not complete any private placements during the year ended December 31, 2014

Changes in working capital accounts during the year ended December 31, 2015 provided $75,919 (year ended December 31, 2014 – $34,554).

During the year ended December 31, 2015, the Company used cash in the amount of $415,438 to fund the Company's continuing operations (year ended December 31, 2014 – $168,472).

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

Name and Positions Held	Experience and Principal Business Activities

Paul Heney (56) Chairman, Chief Executive Officer and Director	Director of the Company since November 18, 2010.

Bradley J. Moynes (46) President, and Director	President and Director of the Company since December 2000.
10

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2015, 2014 and 2013.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation

		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Paul Heney	2015	$-	$-	$-	$-	-	$-	$-
Chairman and CEO	2014	$-	$-	$-	$-	-	$-	$-
	2013	$-	$-	$-	$-	-	$-	$-

Bradley J. Moynes,	2015	$46,986	$-	$-	$-	-	$-	$-
President	2014	$54,344	$-	$-	$-	-	$-	$-
	2013	$58,273	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2015 to December 31, 2015.

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

E.   Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 82,442,179 shares outstanding on April 29, 2016.

Name	No. of Shares	Percentage of outstanding at April 21, 2015
Paul Heney	25,000	0.03%
Brad Moynes	50,208,303	60.9%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 82,442,179 shares outstanding at April 29, 2016.

The Company has approximately 200 shareholders of record at April 29, 2016.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 0.09%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 98.817% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 43%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of April 7, 2016.

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

B.   Related Party Transactions

Trade and other payables

As at December 31, 2015, the Company had $87,086 (2014 - $64,526) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees and are non-interest bearing, unsecured and have no specified terms of repayment.

Promissory Notes

Included in Convertible Promissory Notes as at December 31, 2015, was $87,611 including US$29,000 (2014 - $67,194 including US$17,000) owed to a company controlled by a Director (also an officer) of the Company.

Included in promissory notes as at December 31, 2015, was $65,100 (2014 - $65,100) owed to a former officer of the Company.

Management Fees

	2015	2014	2013
	$	$	$
Management Fees	60,000	60,000	60,000
Share-Based Payments	-		-

	60,000	60,000	60,000

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

By Quarters in 2015, 2014 & 2013	High Sales Price	Low Sales Price
	US$	US$
Fourth Quarter 2015	$0.30	$0.05
Third Quarter 2015	$0.43	$0.22
Second Quarter 2015	$0.36	$0.10
First Quarter 2015	$.15	$0.07
Fourth Quarter 2015	$0.60	$0.05
Third Quarter 2014	$0.85	$0.12
Second Quarter 2014	$0.18	$0.08
First Quarter 2014	$0.11	$0.07
Fourth Quarter 2013	$0.30	$0.02
Third Quarter 2013	$0.10	$0.01
Second Quarter 2013	$0.13	$0.06
First Quarter 2013	$0.30	$0.02

On December 31, 2015, the closing price was US$0.08 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $

Balance, December 31, 2008 (Pre-Share Consolidation)	23,818,852	2,031,174

Shares Issued for Cash, Net of Share Issue Costs	4,020,000	210,271

Balance, December 31, 2009 (Pre-Share Consolidation)	27,838,852	2,241,445

Share Consolidation	(25,054,944)	-

Balance, March 22, 2010 (Post-Share Consolidation)	2,783,908	2,241,445

Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215
Shares Issued for Debt	15,130,000	152,600
Shares Issued for Exercise of Share Rights	5,000,000	101,386
Fair Value of Share Rights Exercised	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000

Balance, December 31, 2010 (Post-Share Consolidation)	37,573,908	2,786,932

Shares Issued for Cash, Net of Issuance Costs	1,703,334	233,327
Shares Surrendered and Cancelled	(4,500,000)	(97,336)

Balance, December 31, 2011 (Post-Share Consolidation)	34,777,242	2,922,923

Shares issued for cash	1,330,000	26,051
Shares repurchased	(1,100,000)	(22,097)
Shares issued pursuant to the exercise of warrants	2,200,000	44,137
Shares issued pursuant to a directors resolution	200,000	-
Shares issued as compensation to directors	750,000	22,500

Balance, December 31, 2012 (Post-Share Consolidation)	38,157,242	2,993,514

Share consolidation in the ratio of 1 new share for 50 old shares	(47,190,898)	-
Shares issued for post-consolidation rounding	835	-
Pre-consolidation shares issued in settlement of debt	10,000,000	10,000
Post-consolidation shares issued in settlement of debt	50,250,000	65,000
Share issued for cash	1,200,000	60,000

Balance, December 31, 2013 (Post-Share Consolidation)	52,417,179	3,128,514
Post-consolidation shares issued in settlement of debt	28,000,000	56,000
Shares held in escrow	75,000	7,334

Share Issued for Cash	250,000	32,000
Shares issued pursuant to Business Consulting Agreements	300,000	15,000
Shares issued pursuant to Investor Relations Consulting Agreements	1,400,000	70,000

Balance, December 31, 2015 (Post-Share Consolidation)	82,442,179	3,358,848

i)	Share consolidation

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

ii)	Shares issued in settlement of debt

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

iii)	Settlement of Convertible Promissory Notes during 2014

On March 27, 2014, the Company agreed to issue 28,000,000 common shares with a fair value of $56,000 for settlement of convertible promissory notes totaling $100,783 (including US$63,500), recording a gain of $44,783 on settlement of these debts. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from creditors of the Company on March 27, 2014 for a consideration of $9,000. The Company issued the shares on May 23, 2014.

iv)	Shares in Escrow

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon the signing of the agreement and to issue 75,000 shares to be held in escrow. The Company is obligated to pay the creditor a further $6,687 forty five days after the Company’s stock becomes DWAC-eligible. Upon payment of the final amount owing the shares will be returned to the Company.

v)	Shares issued for business consulting during 2015

During the year ended December 31, 2015 the Company entered into business consulting agreements.. The Company agreed to issue in aggregate 300,000 shares with a fair value of $15,000

vi)	Shares issued for investor relations services during 2015

During the year ended December 31, 2015 the Company entered into investor relations consulting agreements with various unrelated third parties. The Company paid $21,063 (US$17,500) in cash and agreed to issue in aggregate 1,400,000 shares with a fair value of $70,000.

vii)	Private Placements during 2015

On March 8, 2015, the Company completed a private placement of 250,000 shares at $0.13 per share, raising gross proceeds of $32,000.

On November 11, 2015, the Company completed a private placement of 400,000 shares at US$0.05 per share, raising gross proceeds of $25,998 (US$20,000). Shares have not been issued as of December 31, 2015.

Share Purchase Warrants

The continuity of warrants for the year ended December 31, 2015 is summarized below.  The quantity and exercise price of warrants have been retroactively restated to reflect the share consolidations which took effect on March 22, 2010 and April 3, 2013.

Expiry Date	Exercise Price	December 31, 2014	Issued	Exercised	Expired / Cancelled	December 31, 2015

30-Mar-15	US$1.00	116,200	-	-	116,200	-
15-Oct-15	US$2.00	10,000	-	-	10,000	-
28-Oct-15	US$1.00	20,000	-	-	20,000	-

Total		146,200	-	-	146,200	-

Weighted Average Exercise Price		US$1.07	-	-	US$1.07	-

B.   Memorandum and Articles of Association

The Company is registered under the Company Act of the Province of British Columbia, Canada (BC 0619991).

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

E.   Taxation

Canada

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

•	deal at arm’s length and are not affiliated with us;
•	hold such shares as capital property;
•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;
•	have not been at any time residents of Canada; and
•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), (the Convention).

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

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;
•	persons subject to alternative minimum tax;
20

•	banks and other financial institutions;
•	insurance companies;
•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);
•	broker-dealers;
•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and
•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;
•	a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and
•	a trust if both a United States Court is able to exercise primary supervision over the administration of the trust; and one or more United States persons have the authority to control all substantial decisions of the trust.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2015, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2015.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2015 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2015, using the COSO framework. There were no changes in ICFR during the 2015 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certifications (Brad J. Moynes)*
4.(5a)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(5b)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2015 and 2014.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: May 5, 2016	/s/ Paul E. Heney
Paul E. Heney
Chairman

Date: May 5, 2016	/s/ Brad J. Moynes
Brad J. Moynes
President and Chief Executive Officer

