Form 20-F
period 2016-12-31
Digatrade Financial Corp
filed 2017-05-02
CIK 1369128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2016

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

1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6

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

__________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 42,909,650 shares of common stock as at December 31, 2016.

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

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Tyrone Docherty of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6..  Mr. Moynes also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2016	2015
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(172,969)	(557,433)
Loss per Common Share – Basic & Diluted*	(0.01)	(0.34)

Number of Shares Outstanding*	42,909,650	1,661,150

Balance Sheet Data	2016	2015
	$	$

Current Assets	138,725	66,900
Current Liabilities	489,113	1,011,113
Total Assets

Share Capital	3,645,457	3,354,848
Share Purchase Warrant Reserve	-	-
Accumulated Deficit	(4,501,596)	(4,328,627)
Dividends per Common Share	0.00	0.00

* Adjusted to reflect the consolidation of the Company’s stock on (i) March 22, 2010 in the ratio of 1 new common share for 10 old common shares, (ii) April 3, 2013 in the ratio of 1 new common share for 50 old common shares and (iii) June 8, 2016 in the ratio of 1 new common share for 50 old common shares

Exchange Rates

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

The Company realized gains on foreign exchange of 13,238 for the year ended December 31, 2016 and losses on foreign exchange of $55,536 for the year ended December 31, 2015.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2016 was Cdn$1.3427 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2016 and December 31, 2016, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2011	$0.99
December 31, 2012	$0.99
December 31, 2013	$0.94
December 31, 2014	$0.86
December 31, 2015	$0.72
December 31, 2016	$0.76

	Per US$1
Month Ended	High	Low
January 31, 2016	$0.72	$0.69
February 28, 2016	$0.74	$0.71
March 31, 2016	$0.77	$0.74
April 30, 2016	$0.80	$0.76
May 31, 2016	$0.80	$0.76
June 30, 2016	$0.79	$0.76
July 31, 2016	$0.78	$0.76
August 31, 2016	$0.78	$0.76
September 30, 2016	$0.78	$0.75
October 31, 2016	$0.76	$0.75
November 30, 2016	$0.75	$0.74
December 31, 2016	$0.76	$0.74

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2016, using:

•	42,909,650 shares outstanding on an actual basis;

	December 31,	As Adjusted
	2016	April 25,
		2017
	(audited)	(unaudited)
	$	$
Cash	114,488	5,612
Long-term obligations, less current portion	170,776	-

Shareholders’ (deficiency) equity
Share capital	3,645,457	3,645,457
Share Subscription Received	334,975	334,975
Accumulated deficit	(4,501,596)	(4,427,928)
Shareholders’ (deficiency) equity	(521,164)	(447,496)

Effective June 8, 2016 the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation.

On July 15, 2016 the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 post- consolidation shares with a fair value equal to the value of the underlying debt settled.

On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain unrelated third parties. The Company settled certain promissory notes totaling $118,204 (US$91,475) by the issuance of 8,000,000 post-consolidation shares with a fair value equal to the value of the underlying debt settled.

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain unrelated third parties. The Company settled certain promissory notes totaling $175,185 (including US$65,550) by the issuance of 8,000,000 post-consolidation shares with a fair value of $133,780. A gain on settlement of debt in the amount of $41,406 was recognized upon settlement.

On December 12, 2016, the Company completed a private placement of 500,000 post-consolidation shares at US$0.50 per share, raising gross proceeds of $334,975(US$250,000). Shares have not been issued as of December 31, 2016.

Share subscription of $25,998 received on November 11, 2015 has been reclassified to Accounts Payable, as the amount is expected to be refunded to the investor subsequent to December 31, 2016.

During the year ended December 31, 2015, the Company issued 1,400,000 shares (28,000 post-consolidation shares) at a fair value of $0.05 per share ($2.50 per post-consolidation share) to various unrelated third parties as compensation for investor relations services rendered. Share-based compensation of $70,000 was recorded.

During the year ended December 31, 2015, the Company issued 300,000 shares (6,000 post-consolidation shares) at a fair value of $0.05 per share ($2.50 per post-consolidation share) for compensation of consulting services rendered. Share-based compensation of $15,000 was recorded. 150,000 of these shares (3,000 post-consolidation shares) were issued to a related party

During the year ended December 31, 2016, the Company issued 250,000 post-consolidation shares at a fair value of $0.06 per share to a related party for compensation of consulting services rendered.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2016, we recorded a net loss of $172,969 from operations compared to a net loss of $557,433 for the year ended December 31, 2015. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $4,501,596 as at December 31, 2016. Operations for the year ended December 31, 2016 have been funded primarily from the issuance of share capital and the continued support of creditors.  Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

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

Item 4.   Information on the Company

A.   History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting the transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.. We do not have an agent in the United States.

The Company’s legal name is Digatrade Financial Corp and business is carried on in this name at this time. On October 27, 2015 the Company changed its name from Bit-X Financial Corporation to Digatrade Financial Corporation. On February 9, 2015 the Company changed its name from Rainchief Energy Inc to Bit-X Financial Corporation and on November 21, 2008 the Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc.

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

On September 30, 2009, we disposed of two subsidiaries, Black Diamond Importers Inc., a British Columbia, Canada, corporation and Liberty Valley Wines, LLC., a Delaware, U.S.A., limited liability company. On December 30, 2009, we disposed of our remaining subsidiary, Point Grey Energy Inc., an Alberta, Canada, corporation.

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

During the year ended December 31, 2015, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., were de-registered.

Commitments.

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX is for a term of three years.

On April 7, 2017 (“effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX is for a term of two years.

Item 5.   Operating and Financial Review

For the years ended December 31, 2016, 2015, and 2014, the Company had net losses of $172,969, $557,433 and $234,144, respectively.

Accounting, Audit and Legal expenses increased by $10,439 from $36,084 for the year ended December 31, 2015 to $46,523 for the year ended December 31, 2016. The increase is comprised of $5,331 in respect of increased audit fees and legal expenses in the amount of $5,108 during the year ended December 31, 2016. Accounting, Audit and Legal expenses increased by $18,034 from $18,050 for the year ended December 31, 2014 to $36,084 for the year ended December 31, 2015. Audit and accounting fees amounted to $36,084, consistent with the amount expended during the year ended December 31, 2015 after adjusting for the reversal in that period of excess accruals in previous periods. The Company did not incur any legal expenses during the year ended December 31, 2015.

Consulting expense for the year ended December 31, 2016 increased by $10,414 to $86,149 as compared with $75,735 for the year ended December 31, 2015, as a result of increased corporate activity. Consulting expense for the year ended December 31, 2015 increased by $15,735 to $75,735 as compared with $60,000 for the year ended December 31, 2014, as a result of increased corporate activity.

During the year ended December 31, 2016 the Company incurred Filing and Transfer Agents Expenses in the amount of $12,816 as compared with $11,720 incurred during the year ended December 31, 2015, and increase of $1,096 resulting from increased corporate activity. Filing and Transfer Agents Fees for the year ended December 31, 2015 increased by $3,425 to $11,720 from $8,295 for the year ended December 31, 2014 as a result of increased corporate activity during that year.

During the year ended December 31, 2016 the company incurred $29,559 in Interest and Bank Charges expense as compared with $906 and $4,672 for the years ended December 31, 2015 and 2014, respectively. Of the amount incurred during the year ended December 31, 2016, $27,612 was incurred in connection with interest on a Convertible Promissory Note which was subsequently included in the debt settlement agreement concluded on December 20, 2016.

The Company did not incur any Investor Relations expenses during the years ended December 31, 2016 and 2014. During the year end December 31, 2015, the Company entered into three investor relations contracts for a total cost of $94,072.

Management Fees for the year ended December 31, 2016 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2015 and 2014 respectively.

The Company did not incur Administrative expenses for the years ended December 31, 2016. Administrative expenses for the year ended December 31, 2015 amounted to $6,892 as the Company utilized rented office accommodation during that year and incurred $3,202 on Advertising, Promotion and Website Development as compared with $950 during the year ended December 31, 2014, an increase of $5,942. The marketing expenditure during the years ended December 31, 2015 and 2014 was incurred in connection with the branding of the Company’s digital currency exchange platform.

The Company did not incur property investigation costs during the years ended December 31, 2016 and 2015. During the year ended December 31, 2014 the Company incurred property investigation costs of $2,500 in connection with the Gulf Jensen project.

The Company incurred a gain on foreign exchange of $13,238 for the year ended December 31, 2016, as compared with losses on foreign exchange of $55,536 and $14,005 for the years ended December 31, 2015 and 2014, respectively. The gain and losses resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2016 the Company earned $119,600 in Coin Development Fees in connection with the joint venture agreement to develop a diamond-backed digital currency.

During the years ended December 31, 2016, and 2014, the Company realized net gains on the settlement of certain debts in the amounts of $41,406 and $42,626 respectively. The Company did not settle any debts during the year ended December 31, 2015.

Financial position

For the year ended December 31, 2016 the Company had a working capital deficiency of $350,388 as compared with a working capital deficiency of $944,213 as at December 31, 2015, a decrease of $593,825. The decrease in working capital deficiency during the year ended December 31, 2016 is due to increases in Cash at Bank of $114,512 and Accounts Receivable of $35,155, offset by decreases in Convertible Promissory Notes Payable of $244,451, Accounts Payable and Accrued Liabilities of $74,321, Liabilities to Customers of $32,428, and a reduction in GST receivable of $566 and Prepaid Expenses of $6,942.

Liquidity and Capital Resources

During the year ended December 31, 2016 the Company raised $49,806 by the issuance of Convertible Promissory Notes (year ended December 31, 2015 -$281,638) and re-paid a convertible Promissory Note in the amount of $13,138 (year ended December 31, 2015 - $Nil).

The Company raised $334,975 in share subscription advances during the year ended December 31, 2016 (year ended December 31, 2015 - $25,998). The Company did not complete any private placements during the year ended December 31, 2016 (year ended December 31, 2015 - $32,000)

During the year ended December 31, 2016 common stock with a value of $5,374 was returned to Treasury upon settlement of a debt and release of shares held in escrow.

Changes in working capital accounts during the year ended December 31, 2016 provided $75,969 (year ended December 31, 2015 provided $75,919).

During the year ended December 31, 2016, the Company used cash in the amount of $196,218 to fund the Company's continuing operations (year ended December 31, 2015 – $415,438).

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (46) Chairman, President, Director and Chief Financial Officer	President and Director of the Company since December 2000.

Tyrone Docherty (57)	Director of the Company since July 10, 2016
10

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2016, 2015 and 2014.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation

		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)

Bradley J. Moynes, President	2016	$45,298	$-	$-	$-	-	$-	$-
	2015	$46,986	$-	$-	$-	-	$-	$-
	2014	$54,344	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2016 to December 31, 2016.

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

E.   Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 42,909,650 shares outstanding on April 28, 2017.

Name	No. of Shares	Percentage of outstanding at April 28, 2017
Brad Moynes	26,004,000	60.6%
Tyrone Docherty	250,000	0.58%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 42,909,650 shares outstanding at April 28, 2017.

The Company has approximately 210 shareholders of record at April 28, 2017.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 27.46%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 67.72% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 29.65%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of April 28, 2017.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 61% And as a result the percentage of shares controlled by the directors currently represents voting control of the Company.

B.   Related Party Transactions

Trade and other payables

As at December 31, 2016, the Company had $36,177 (2015 - $87,086) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees and are non-interest bearing, unsecured and have no specified terms of repayment.

Promissory Notes

Included in Convertible Promissory Notes as at December 31, 2016, was $89,364 (including US$29,000) owed to a company controlled by a Director (also an officer) of the Company.

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2016, 2015 and 2014, as described below.

Management Fees

	2016	2015	2014
	$	$	$
Management Fees	60,000	60,000	60,000
Share-Based Payments	-		-

	60,000	60,000	60,000

During the year ended December 31, 2016, the Company incurred consulting fees for services provided by a director of the Company. The fees were settled by the issuance of 250,000 post-consolidation shares at $0.06 per share and a cash payment of $6,699 (US$5,000).

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

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010, April 3, 2013 and June8, 2016. See Item 10A below.

By Quarters in 2016, 2015 & 2014	High Sales Price	Low Sales Price
	US$	US$
Fourth Quarter 2016	$0.96	$0.06
Third Quarter 2016	$0.77	$0.20
Second Quarter 2016	$3.75	$0.70
First Quarter 2016	$7.50	$2.50
Fourth Quarter 2015	$0.30	$0.05
Third Quarter 2015	$0.43	$0.22
Second Quarter 2015	$0.36	$0.10
First Quarter 2015	$0.15	$0.07
Fourth Quarter 2015	$0.60	$0.05
Third Quarter 2014	$0.85	$0.12
Second Quarter 2014	$0.18	$0.08
First Quarter 2014	$0.11	$0.07

On December 31, 2015, the closing price was US$0.08 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Amount $

Balance, December 31, 2014 (Post-Share Consolidation)	1,060,650	3,178,514
Post-consolidation shares issued in settlement of debt	560,000	56,000
Shares held in escrow	1,500	7,334

Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150	3,241,848
Shares issued for Services	5,000	32,000
Fair Value of Share Rights Expired	34,000	85,000
	1,661,150	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	276,983
Shares issued for Services	250,000	15,000
Shares held in escrow	(1,500)	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	3,645,457

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

Shares in Escrow

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon the signing of the agreement and to issue 75,000 shares (1,500 post consolidation shaes) to be held in escrow. The Company is obligated to pay the creditor a further $6,687 forty five days after the Company’s stock becomes DWAC-eligible. Upon payment of the final amount owing the shares will be returned to the Company.

Shares issued for business consulting during 2015

During the year ended December 31, 2015 the Company entered into business consulting agreements.. The Company agreed to issue in aggregate 300,000 shares (6,000 post-consolidation shares) with a fair value of $15,000

Shares issued for investor relations services during 2015

During the year ended December 31, 2015 the Company entered into investor relations consulting agreements with various unrelated third parties. The Company paid $21,063 (US$17,500) in cash and agreed to issue in aggregate 1,400,000 (28,000 post-consolidation shares) shares with a fair value of $70,000.

Private Placements during 2015

On March 8, 2015, the Company completed a private placement of 250,000 shares (5,000 post-consolidation shares) at $0.13 per share ($6.50 per post-consolidation share), raising gross proceeds of $32,000.

On November 11, 2015, the Company completed a private placement of 400,000 shares (8,000 post-consolidation shares) at US$0.05 per share (US$2.50 per post-consolidation share), raising gross proceeds of $25,998 (US$20,000). Shares have not been issued as of December 31, 2015 and 2016.

Share Purchase Warrants

Not applicable

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

 The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Chief Financial Officer has concluded that, as of December 31, 2016, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive and Interim Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2016, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2016.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2016 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2016, using the COSO framework. There were no changes in ICFR during the 2016 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2016 and 2015.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: May 1, 2017	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer

