Form 20-F
period 2017-12-31
Digatrade Financial Corp
filed 2018-05-09
CIK 1369128

Use these links to rapidly review the document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒ Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2017

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

49,661,150 shares of common stock as at December 31, 2017.

100,000 shares of Class B common stock as at December 31, 2017

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

PART I

Introduction.  Digatrade Financial Corp. (Formerly: Bit-X Financial Corp.) (referred to as “Digatrade” or “the Company”), is a British Columbia corporation, incorporated on December 28, 2000. The Company is engaged in entering into the crypto-currency exchange and internet financial business.

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Tyrone Docherty of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  Mr. Moynes also serves as our Chairman and Chief Executive Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2017	2016
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(674,520)	(172,969)
Loss per Common Share – Basic & Diluted*	(0.01)	(0.01)

Number of Shares Outstanding*	49,761,150	42,909,650

Balance Sheet Data	2017	2016
	$	$

Current Assets	960,105	138,725
Current Liabilities	1,742,215	489,113
Total Assets

Share Capital	4,106,207	3,645,457
Accumulated Deficit	(5,176,116)	(4,501,596)
Dividends per Common Share	0.00	0.00

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

The Company realized gains on foreign exchange of $40,723 for the year ended December 31, 2017 and $13,238 for the year ended December 31, 2016, respectively.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2017 was Cdn$1.2545 per US$1.00. For the past five fiscal years ended December 31, and for the period between January 1, 2017 and December 31, 2017, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2011	$0.99
December 31, 2012	$0.99
December 31, 2013	$0.94
December 31, 2014	$0.86
December 31, 2015	$0.72
December 31, 2016	$0.76
December 31, 2017	$0.80
2

	Per US$1
Month Ended	High	Low
January 31, 2017	$0.77	$0.74
February 28, 2017	$0.77	$0.75
March 31, 2017	$0.75	$0.74
April 30, 2017	$0.75	$0.73
May 31, 2017	$0.74	$0.73
June 30, 2017	$0.77	$0.74
July 31, 2017	$0.80	$0.77
August 31, 2017	$0.80	$0.78
September 30, 2017	$0.82	$0.80
October 31, 2017	$0.80	$0.78
November 30, 2017	$0.79	$0.78
December 31, 2017	$0.80	$0.78

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2017, using:

•	49,661,150 common shares outstanding on an actual basis;
•	100,000 Class B common shares outstanding on an actual basis

	December 31,	As Adjusted
	2017	April 30,
		2018
	(audited)	(unaudited)
	$	$
Cash	494,443	504,073
Long-term obligations, less current portion	287,802	282,137

Shareholders’ (deficiency) equity
Share capital	4,106,207	4,837,434
Share Subscription Received	-
Accumulated deficit	(5,176,116)	(5,553,878)
Shareholders’ (deficiency) equity	(1,069,909)	(716,444)

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

Share subscription of $25,998 received on November 11, 2015 was reclassified as at December 31, 2016 to Accounts Payable. The amount was refunded to the investor subsequent to December 31, 2016.

During the year ended December 31, 2016, the Company issued 250,000 post-consolidation shares at a fair value of $0.06 per share to a related party for compensation of consulting services rendered.

On June 12, 2017, the Company settled convertible promissory notes totalling $32,700 by the issuance of 2,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On September 21, 2017, the Company settled a convertible promissory note owed to a company controlled by a former Officer and Director of the Company in the amount of $61,694 (US$50,000) by the issuance of 1,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On October 10, 2017, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Office of the Company.

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

Risk Factors

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan.  For the year ended December 31, 2017, we recorded a net loss of $674,520 from operations compared to a net loss of $172,969 for the year ended December 31, 2016. The financial statements have been prepared using International Financial Reporting Standards applicable to a going concern.  However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

We continue to incur operating losses, and have a consolidated deficit of $5,176,116 as at December 31, 2017. Operations for the year ended December 31, 2017 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders).

We estimate that we will require a minimum of approximately $500,000 to continue developing and branding the exchange platform, increase regulatory compliance procedures and cover working capital expenses for up to 12 months. See Item 5, “Operating and Financial Review and Prospects”.

Our entry into the crypto-currency exchange business may not be successful and there are risks attendant on these activities.  The crypto-currency exchange business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit opportunities.  Even with capital and experience, industry risks are significant and regulatory compliance is an increasingly complex and potentially costly obstacle to many new crypto-currency start-ups, and often times, and even if licenses are obtained, they may be sufficiently restrictive. The Company is evaluating crypto-currency mining facility locations in Canada and the United States for possible acquisition and may require a significant increase in capital to complete the acquisition.

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

B.   Overview

Digatrade Financial Corp. (the “Company”) is developing a crypto-currency exchange. Prior to February 2015, we had operations in oil and gas exploration in Alberta, Canada.

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

Effective December 22, 2010, we acquired all of the issued and outstanding common shares of Jaydoc Capital Corp (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. Jaydoc was acquired to facilitate our business venture in solar energy development. The assets of Jaydoc were its business plan and strategic business relationship with operational partners that offered experience and knowledge in the development, engineering and construction of solar energy projects in Italy and the European Union.

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

Item 5.   Operating and Financial Review

For the years ended December 31, 2016, 2015, and 2014, the Company had net losses of $674,520, $172,969 and $557,433, respectively.

Accounting, Audit and Legal expenses increased by $59,129 from $46,523 for the year ended December 31, 2016 to $105,652 for the year ended December 31, 2017. The increase is comprised of $786 in respect of increased accounting and audit fees and $58,344 in respect of legal expenses incurred in connection with the issuance of convertible promissory notes during the year ended December 31, 2017.

Accounting, Audit and Legal expenses increased by $5,329 from $36,086 for the year ended December 31, 2015 to $41,414 for the year ended December 31, 2016. Legal fees incurred in connection with regular corporate transactions amounted to $5,108 for the year ended December 31, 2016. The Company did not incur any legal expenses during the year ended December 31, 2015.

Consulting expense for the year ended December 31, 2017 increased by $61,696 to $147,845 as compared with $86,149 for the year ended December 31, 2016, as a result of increased corporate activity. Consulting expense for the year ended December 31, 2017 increased by $10,414 to $86,149 as compared with $75,735 for the year ended December 31, 2015, also as a result of increased corporate activity.

During the year ended December 31, 2017 the Company incurred Filing and Transfer Agents Expenses in the amount of $7,866 as compared with $12,816 incurred during the year ended December 31, 2016, a decrease of $4,950, as a result of reduced filing activity during the period. Filing and Transfer Agents Fees for the year ended December 31, 2016 increased by $1,096 from $11,720 to $12,816 for the year ended December 31, 2015 as a result of increased corporate activity during that year.

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

Management fees for the year ended December 31, 2017 amount to $105,000 as compared with $60,000 for the year ended December 31, 2016. Management Fees for the year ended December 31, 2016 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2015.

The Company incurred Exchange Platform Development Costs in the amount of $104,591 during the year ending December 31, 2016, as compared with $111,734 incurred during the year ended December 31, 2016 and $216,315 incurred during the year ended December 31, 2015. The reduction in these costs resulted from the renegotiation of the agreement with the platform provider during 2017 and costs related to certain development projects in 2015 which were not continued in 2016 and 2017.

The Company incurred $7,137 in Administrative expenses during the year ended December 31, 2017. This amount is comprised of a bad debt written off and minor travel expenses. The Company did not incur Administrative expenses for the years ended December 31, 2016. Administrative expenses for the year ended December 31, 2015 amounted to $6,892 as the Company utilized rented office accommodation during that year and incurred $3,202 on Advertising, Promotion and Website Development

The Company incurred a gain on foreign exchange of $40,723 for the year ended December 31, 2017, as compared with a gain on foreign exchange of $13,238 and a loss of $55,536 for the years ended December 31, 2016 and 2015, respectively. The losses and gain resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2016 the Company earned $119,600 in Coin Development Fees in connection with the joint venture agreement to develop a diamond-backed digital currency.

During the years ended December 31, 2016, the Company realized net gains on the settlement of certain debts in the amounts of $41,406. The Company did not realize net gains or incur net losses on settlement of debts in the years ending December 31, 2017 and 2015, respectively.

Financial position

As at December 31, 2017 the Company had a working capital deficiency of $782,207 as compared with a working capital deficiency of $350,388 as at December 31, 2015, a decrease of $431,819. The increase in working capital deficiency during the year ended December 31, 2017 is due to increases in Liabilities to Customers of $286,990 and current portion of Convertible Promissory Notes of $1,070,096, offset by Increases of $379,955 in Cash at Bank, $281,445 in Accounts Receivable, $6,672 in GST Receivable and $153,311 in Prepaid Expenses.

Liquidity and Capital Resources

During the year ended December 31, 2017 the Company raised $1,462,122 by the issuance of Convertible Promissory Notes (year ended December 31, 2016 -$57,098) and re-paid a convertible Promissory Notes in the amount of $130,498 (year ended December 31, 2016 - $Nil).

The Company raised $103,779 by the issuance of Common Shares during the year ended December 31, 2017. The Company did not complete any private placements during the year ended December 31, 2016

Changes in working capital accounts during the year ended December 31, 2017 provided $258,322 (year ended December 31, 2015 provided $75,969).

During the year ended December 31, 2017, the Company used cash in the amount of $693,347 to fund the Company's continuing operations (year ended December 31, 2016 – $196,218).

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (48) Chairman, President, Director and Chief Financial Officer	President and Director of the Company since December 2000.

Tyrone Docherty (58)	Director of the Company since July 10, 2016
11

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2017, 2016 and 2015.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation

		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)

Bradley J. Moynes, President	2017	$80,987	$-	$-	$-	-	$-	$-
	2016	$45,298	$-	$-	$-	-	$-	$-
	2015	$46,986	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2017 to December 31, 2017.

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

E.   Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 57,384,473 shares of common stock and 100,000 shares of Class B common stock as at April 30, 2018

Name	No. of Shares of Common Stock	Percentage of outstanding at April 28, 2017
Brad Moynes	22,504,000	39.22%
Tyrone Docherty	250,000	0.43%

Name	No. of Shares of Class B Common Stock	Percentage of outstanding at April 28, 2017
Brad Moynes	100,000	100%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 57,384,473 common shares outstanding at April 30, 2018.

The Company has approximately 109 beneficial shareholders of record at April 30, 2018.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 50.71%.  None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 51% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 3%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of April 30, 2018.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 39.67%.

B.   Related Party Transactions

Management fees paid in advance to a Company Controlled by Director and Officer

As at December 31, 2017, the Company had $55,573 (2016 - $Nil) in management fees paid in advance to a company controlled by a Director and Officer of the Company.

Trade and Other Payables

As at December 31, 2017, the Company had $Nil (2016 - $36,177) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees and are non-interest bearing, unsecured, and have no specified terms of repayment.

Promissory Notes

During the year ended December 31, 2017, the Company repaid Promissory Notes in the amount of $90,529, (including US$31,200) to a company controlled by a Director (also an officer) of the Company Included in Convertible Promissory Notes as at December 31, 2017, was $Nil (2016 – $89,364 including US$31,200) owed to a company controlled by a Director (also an officer) of the Company.

During the year ended December 31, 2017, the Company settled a Promissory Note owed to a company controlled by a former officer of the Company in the amount $69,205 (US$50,000) by the issuance of 1,000,000 shares of Common Stock.

Included in Convertible Promissory Notes as at December 31, 2017, was $Nil (2016 – $67,135 including

US$50,000) owed to a company controlled by a former officer of the Company.

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2017, 2016 and 2015, as described below.

Management Fees

	2017	2016	2015
	$	$	$
Management Fees	105,000	60,000	60,000
Share-Based Payments	-	-	-

	105,000	60,000	60,000

During the year ended December 31, 2017, the Company incurred consulting fees for services provided by a director of the Company. The fees were settled by a cash payment of $6,296 (US$5,000).

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

By Quarters in 2017, 2016 & 2015	High Sales Price	Low Sales Price
	US$	US$
Fourth Quarter 2017	$0.75	$0.10
Third Quarter 2017	$0.31	$0.06
Second Quarter 2017	$0.16	$0.06
First Quarter 2017	$0.23	$0.06
Fourth Quarter 2016	$0.23	$0.06
Third Quarter 2016	$0.16	$0.06
Second Quarter 2016	$0.31	$0.06
First Quarter 2016	$0.75	$0.10
Fourth Quarter 2015	$0.30	$0.05
Third Quarter 2015	$0.43	$0.22
Second Quarter 2015	$0.36	$0.10
First Quarter 2015	$0.15	$0.07

On December 31, 2017, the closing price was US$0.054 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $

Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150		3,241,848
Shares issued for Services	5,000	-	32,000
Fair Value of Share Rights Expired	34,000	-	85,000
	1,661,150	-	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-

Balance, December 31, 2017	49,661,150	100,000	4,106,207

Share consolidation

Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 835 shares to round up fractional entitlements resulting from the consolidation.

Effective June 8, 2016, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation. The number of common shares and basic loss per share calculations disclosed in the consolidated financial statements have been adjusted to reflect the retroactive application of this share consolidation.

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

Shares in Escrow

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon the signing of the agreement and to issue 75,000 shares (1,500 post consolidation shares) to be held in escrow. The Company is obligated to pay the creditor a further $6,687 forty five days after the Company’s stock becomes DWAC-eligible. Upon payment of the final amount owing the shares will be returned to the Company.

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

Debt Settlements during 2016

On July 15, 2016, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 post-consolidation shares with a fair value equal to the value of the underlying debt settled.

On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled certain promissory notes totalling $118,204 (US$91,475) by the issuance of 8,000,000 post-consolidation shares with a fair value equal to the value of the underlying debt settled (Note 9(b)).

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled promissory notes totalling $175,185 (including US$65,550) by the issuance of 8,000,000 post-consolidation shares with a fair value of $133,779. A gain of $41,406 on the settlement of debts was recognized (Note 9(b)).

Private Placements during 2016

On December 12, 2016, the Company completed a private placement of 500,000 post-consolidation shares at US$0.50 per share, raising gross proceeds of $334,975 (US$250,000). The shares were not issued by December 31, 2016 and on September 20, 2017, the Company re-priced the subscription share price to US$0.10 per share and issued 2,500,000 common shares to the subscribers.

Conversion of Convertible Promissory Notes during 2017

On June 12, 2017, the Company settled convertible promissory notes totalling $32,700 by the issuance of 2,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On September 21, 2017, the Company settled a convertible promissory note owed to a company controlled by a former Officer and Director of the Company in the amount of $61,694 (US$50,000) by the issuance of 1,000,000 common shares with a fair value equal to the value of the underlying debt settled.

Issuance of Class B Common Shares during 2017

On October 10, 2017, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Office of the Company.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2017, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2017, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2017.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2017 identified certain material weaknesses as of that date:

1.	Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only one officer and one accounting consultant. Remediation: Appoint a new Chief Financial Officer, in addition to the current officer, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officer. Brad Moynes, who has served as Interim Chief Financial Officer from July 2009, will cease to serve in that position upon appointment of a new individual as Chief Financial Officer.

2.	Weakness: The Company is small, with only one officer, thereby creating a risk of override of existing controls by management. Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

3.	Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities. Remediation: Improve the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer and the Chief Executive Officer, to ensure received goods and third-party services conform to contract terms.

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2017, using the COSO framework. There were no changes in ICFR during the 2017 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certification (Brad J. Moynes)*
4.(4)	Certifications Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2017 and 2016.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: May 1, 2018	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer

