Form 20-F
period 2018-12-31
Digatrade Financial Corp
filed 2019-04-26
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒  Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2018

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

226,411,904 shares of common stock as at December 31, 2018.
100,000 shares of Class B common stock as at December 31, 2018

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

Large accelerated filer  ☐···  Accelerated filer  ☐···  Non-accelerated filer ☒

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Digatrade Financial Corp

PART I

Introduction.  Digatrade Financial Corp (referred to as “Digatrade” or “the Company”), is a British Columbia corporation, incorporated on December 28, 2000.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. and on February 19, 2015 to Bit-X Financial Corporation. On October 27, 2015 the Company changed its name to Digatrade Financial Corporation.

The Company is listed as a fully reporting issuer on the FINRA OTC.PK and trades under the symbol “DIGAF”. The Company is focused on developing blockchain technology services and building a profitable digital OTC trade desk for accredited traders and institutions seeking buyside exposure to cryptocurrency. The Company is exploring new opportunities within the sector including Initial Coin Offerings “ICO’s”, Digital Corporate Finance “DCF” and blockchain security protocol services.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

On February 28, 2019 the Company executed its anticipated Definitive Agreement (“DA”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes, Tyrone Docherty, James Romano and Timothy Delaney of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  Mr. Moynes also serves as our Chairman, Chief Executive Officer and Chief Financial Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2018	2017
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-

Net Loss	(1,122,820)	(674,520
Loss per Common Share – Basic & Diluted*	(0.01)	(0.01

Number of Shares Outstanding*	226,411,904	49,661,150

Balance Sheet Data	2018	2017
	$	$

Current Assets	527,193	960,108
Current Liabilities	766,169	1,742,215
Total Assets

Share Capital	6,047,999	4,106,207
Accumulated Deficit	(6,298,936)	(5,176,116)
Dividends per Common Share	0	0
Net Loss	(1,122,820)	(674,520)
Loss per Common Share – Basic & Diluted*	(0.01)	(0.01)

* Adjusted to reflect the consolidation of the Company’s stock on (i) March 22, 2010 in the ratio of 1 new common share for 10 old common shares, (ii) April 3, 2013 in the ratio of 1 new common share for 50 old common shares and (iii) June 8, 2016 in the ratio of 1 new common share for 50 old common shares

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” or “CAD$” are to Canadian dollars, unless otherwise specified. Reference to “US$” refers to United States dollars. Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.

The Company’s consolidated financial statements are stated in Canadian dollars.

The Company realized a loss on foreign exchange of $26,711 for the year ended December 31, 2018 and a gain of $40,723 for the year ended December 31, 2017, respectively.  These foreign exchange gains and losses were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2018 was Cdn$1.3642 per US$1.00. For the past five fiscal years ended December 31, 2018 and for the period between January 1, 2018 and December 31, 2018, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2014	$1.10
December 31, 2015	$1.28
December 31, 2016	$1.33
December 31, 2017	$1.30
December 31, 2018	$1.30

	Per US$1
Month Ended	High	Low
January 31, 2018	$1.23	$1.25
February 28, 2018	$1.23	$1.28
March 31, 2018	$1.28	$1.31
April 30, 2018	$1.26	$1.29
May 31, 2018	$1.28	$1.30
June 30, 2018	$1.29	$1.33
July 31, 2018	$1.30	$1.33
August 31, 2018	$1.29	$1.32
September 30, 2018	$1.29	$1.32
October 31, 2018	$1.28	$1.31
November 30, 2018	$1.31	$1.33
December 31, 2018	$1.32	$1.36

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2018, using:

●
226,411,904 common shares outstanding on an actual basis;
●
100,000 Class B common shares outstanding on an actual basis

		As Adjusted
	December 31,	March 31,
	2018	2019
	(audited)	(unaudited)
	$	$
Cash	493,810	464,703
Long-term obligations, less current portion	11,961	--

Shareholders’ (deficiency) equity
Share capital	6,047,999	6,130,462
Share Subscription Received
Accumulated deficit	(6,298,936)	(6,565,661)
Shareholders’ (deficiency) equity	(250,937	(375,199)

Effective June 8, 2016 the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The Company issued 12,306 shares to round up fractional entitlements resulting from the consolidation.

On July 15, 2016, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 shares with a fair value equal to the value of the underlying debt settled.

On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled certain promissory notes totalling $118,204 (US$91,475) by the issuance of 8,000,000 shares with a fair value equal to the value of the underlying debt settled

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled promissory notes totalling $175,185 (including US$65,550) by the issuance of 8,000,000 shares with a fair value of $133,779. A gain of $41,406 on the settlement of debts was recognized.

On December 12, 2016, the Company completed a private placement of 500,000 shares at US$0.50 per share, raising gross proceeds of $308,977 (US$250,000). The shares were not issued by December 31, 2016 and on September 20, 2017, the Company re-priced the subscription share price to US$0.10 per share and issued 2,500,000 common shares to the subscribers.

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

On October 10, 2018, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Office of the Company. On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000 and issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

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

For the year ended December 31, 2018, we recorded a net loss of from operations of $1,122,820 as compared to a net loss of $674,520 for the year ended December 31, 2017. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2018, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $6,298,936 as at December 31, 2018. Operations for the year ended December 31, 2018 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $500,000 to further fund the development of a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

Our entry into the OTC Trade Desk for institutions and accredited traders may not be successful and there are risks attendant on these activities.
 The crypto-currency, blockchain and coin exchange platform business is extremely volatile. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem of crypto-currencies is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

Our entry into the development of a secure mobile application for card not present “CNP” transaction business may not be successful and there are risks attendant on these activities.
The Financial Technology “Fintech” business is extremely competitive. There are many companies, large and small entering the market with the capital to develop and create new innovative applications resulting in a highly competitive and fast-moving environment. Even with capital and technical expertise, industry, political and compliance risks are significant. Regulatory compliance and the overall ecosystem for secure online payments is extremely complex and not yet fully defined by governments and financial institutions worldwide. We may not be able to finance our business plan and marketing plan, there is no assurance that our entry into this business will be successful.

The loss of key personnel or the inability of replacements to quickly and successfully perform in their new roles could adversely affect our business.
We depend on the leadership and experience of our key executive and chairman, Brad Moynes. Mr. Moynes functions as our chairman and executive officer, and as such, we are heavily dependent upon him to conduct our operations. In 2018, the Company added two additional directors which now brings the board to four directors. We do not have key man insurance. If Mr. Moynes resigns or dies, there could be a substantial negative impact upon our operations. If that should occur, until we find other qualified candidates to become officers and/or directors to conduct our operations, we may have to suspend our operations or cease operating entirely. In that event, it is possible you could lose your entire investment.

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

Item 4.   Information on the Company

A.   History and Development of the Company

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting the transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. We do not have an agent in the United States.

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

B.   Overview

The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and trades under the symbol “DIGAF”. The Company is focused on developing blockchain technology services and building a profitable digital OTC trade desk for accredited traders and institutions seeking buyside exposure to cryptocurrency. The Company is exploring new opportunities within the sector including Initial Coin Offerings “ICO’s”, Digital Corporate Finance “DCF” and blockchain security protocol services.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

On February 5, 2019 the company entered into a Letter of Intent (“LOI”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The LOI sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

On February 28, 2019 the Company executed its anticipated Definitive Agreement (“DA”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

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

During the year ended December 31, 2015, we incorporated the following subsidiaries: Digatrade Limited (a British Columbia, Canada Corporation), Digatrade (UK) Limited (a United Kingdom corporation), and Digatrade Limited (a Nevada, USA corporation); and de-registered Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L.

During January 2019 we incorporated Securter Systems Inc. (a Canadian corporation).

Commitments.

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company was required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX was for a term of three years.

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company was required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX was for a term of two years. Effective October 15, 2018, the revised agreement was terminated and the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company paid ANX $32,770 (US$25,000) in full settlement of all outstanding liabilities and realized a gain of $7,158 on the termination of the agreement.

Item 5.   Operating and Financial Review

For the years ended December 31, 2018, 2017, and 2016, the Company had net losses of $1,122,820, $674,520 and $172,969, respectively.

Accounting, Audit and Legal expenses decreased by $5,508 from $105,652 for the year ended December 31, 2017 to $100,144 for the year ended December 31, 2018. Accounting and audit fees increased by $2,559; legal expenses in connection with the issuance of Convertible Promissory Notes increased by $4,359 and general corporate legal expenses decreased by $12,426.

Accounting, Audit and Legal expenses increased by $59,130 to $105,562 for the year ended December 31, 2017 from $46,523 for the year ended December 31, 2016. Accounting and audit fees increased by $789; legal expenses in connection with the issuance of Convertible Promissory Notes increased by $32,295 and general corporate legal expenses increased by $26,049.

Consulting expense for the year ended December 31, 2018 increased by $169,210 to $307,402 as compared with $138,192 for the year ended December 31, 2017, and by $52,043 as compared with $86,149 for the year ended December 31, 2016, as a result of increased corporate activity during the respective periods.

During the year ended December 31, 2018 the Company incurred Filing and Transfer Agents Expenses in the amount of $26,331 as compared with $7,866 incurred during the year ended December 31, 2017, a increase of $18,465, as a result of increased filing activity during the period. Filing and Transfer Agents Fees for the year ended December 31, 2017 decreased by $4,950 from $12,816 for the year ended December 31, 2016 to $7,866 for the year ended December 31, 2017 as a result of decreased corporate activity during that year.

During the year ended December 31, 2018 the Company incurred $189,376 in interest expense on Convertible Promissory Notes and bank Charges expense as compared with $30,669 and $29,559 for the years ended December 31, 2017 and 2016, respectively.

The Company did not incur any Investor Relations expenses during the years ended December 31, 2018 and 2016. During the year ended December 31, 2017, the Company entered into investor relations contracts for a total cost of $107,103.

Management fees for the year ended December 31, 2018 amount to $241,950 as compared with $105,000 for the year ended December 31, 2017, and $60,000 for the year ended December 31, 2016. The increased expenditure during the years ended December 31, 2018 and 2017 resulted from increased corporate activities during the periods under review.

The Company incurred Exchange Platform Development Costs in the amount of $102,683 during the year ending December 31, 2018, as compared with $104,591 incurred during the year ended December 31, 2017 and $111,734 incurred during the year ended December 31, 2016. The reduction in these costs resulted from the renegotiation of the agreement with the platform provider during 2017 and costs related to certain development projects in 2015 which were not continued in 2016 and 2017. The Company will not incur further development expenditures as a consequence of the termination of the exchange trading platform agreement with ANX.

The Company incurred $12,281 in Administrative expenses during the year ended December 31, 2018 as compared with $7,137 during the year ended December 31, 2017, and increase of $5,144. The Company did not incur Administrative expenses for the years ended December 31, 2016. Administrative expenditure is comprised of travel, office and website development expenses.

The Company incurred Finders Fees in the amounts of $123,101 and $109,033 in connection with the issuance of convertible promissory notes during the years ended December 31, 2018 and 2017, respectively.

The Company incurred a loss on foreign exchange of $26,711 for the year ended December 31, 2018, as compared with gains on foreign exchange of $40,723 and $13,238 for the years ended December 31, 2017 and 2016, respectively. The losses and gain resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2016 the Company earned $119,600 in Coin Development Fees in connection with the joint venture agreement to develop a diamond-backed digital currency.

During the years ended December 31, 2016, the Company realized net gains on the settlement of certain debts in the amounts of $41,406. The Company did not realize net gains or incur net losses on settlement of debts in the years ending December 31, 2018 and 2017, respectively.

Financial position

As at December 31, 2018, the Company had a working capital deficiency of $257,432 as compared with a working capital deficiency of $782,107 as at December 31, 2017, a decrease of $524,675. The decrease in working capital deficiency during the year ended December 31, 2018 is due to decreases in Cash of $633, Accounts Receivable of 297,309 and Prepaid Expenses of $137,10; offset by decreases in Trade and Other Payables of $20,934, Liabilities to Customers of $297,309 and Current portion of Convertible Notes Payable of $639,347, and an increase in of $2,128 in GST Recoverable.

Liquidity and Capital Resources

During the year ended December 31, 2018 the Company raised $686,590 by the issuance of Convertible Promissory Notes (year ended December 31, 2017 - $1,642,122) and re-paid a convertible Promissory Notes in the amount of $31,762 (year ended December 31, 2017 - $130,498).

Changes in working capital accounts during the year ended December 31, 2018 consumed $104,828 (year ended December 31, 2015 provided $258,322).

During the year ended December 31, 2018, the Company used cash in the amount of $760,289 to fund the Company's continuing operations (year ended December 31, 2017 – $693,347).

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (48) Chairman, President, Director and Interim Chief Financial Officer	President and Director of the Company since December 2000.
Tyrone Docherty (59)	Director of the Company since July 10, 2016
James Romano (61)	Director of the Company since October 24, 2018
Timothy Delaney (64)	Director of the Company since November 20, 2018

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2018, 2017 and 2016.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation

		(US$)	(US$)	(US$)	(US$)		(US$)	(US$)

Bradley J. Moynes,	2018	$186,781	$-	$-	$-	-	$-	$-
President	2017	$80,994	$-	$-	$-	-	$-	$-
	2016	$45,271	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2018 to December 31, 2018.

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

D.   Employees

The Company currently has one officer and no employees.  Employees will be added as required.

E.   Share Ownership

Our directors and officer own the indicated shares of common stock as at the date hereof; percentages are based on 241,074,723 shares of common stock and 1,100,000 shares of Class B common stock issued and outstanding as at March 31, 2019

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at March 31, 2019
Brad Moynes	21,723,715	9.01%
Tyrone Docherty	250,000	0.0001%

Name	No. of shares of Class B Common Stock	Percentage of Class B Common Stock outstanding at March 31, 2019
Brad Moynes	1,100,000	100%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 241,074,723 shares outstanding at March 31, 2019.

The Company has approximately 210 shareholders of record at March 31, 2019.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 87.1%.

To the best of our knowledge, approximately 20% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of March 31, 2019.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 9% of the Class "A" common voting shares and all of 1,100,000 of the Class "B" common voting non-participating shares. As a result the percentage of shares controlled by the directors currently represents voting control of the Company.

B.   Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

Promissory Notes

During the year ended December 31, 2017, the Company repaid promissory notes in the amount of $90,529, (including US$31,200) to a company controlled by a Director (also an officer) of the Company. Included in convertible promissory notes as at December 31, 2018, was $Nil (2017 – $89,364 including US$31,200) owed to this company.

During the year ended December 31, 2017, the Company settled a promissory note owed to a company controlled by a former officer of the Company in the amount $69,205 (US$50,000) by the issuance of 1,000,000 common shares. Included in convertible promissory notes as at December 31, 2018, was $Nil (2017 – $67,135 including US$50,000) owed to this company

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2018, 2017 and 2016, as described below.

Management Fees

	2018	2017	2016
	$	$	$
Management Fees	241,950	105,000	60,000
Share-Based Payments	-	-	-

	241,950	105,000	60,000

During the year ended December 31, 2018, the Company incurred consulting fees for services provided by Directors of the Company in the amount of $12,900 (2017 - $11,296).

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

	High Sales Price	Low Sales Price
By Quarters in 2018, 2017 & 2016	US$	US$
Fourth Quarter 2018	$0.02	$0.003
Third Quarter 2018	$0.06	$0.01
Second Quarter 2018	$0.16	$0.03
First Quarter 2018	$0.52	$0.10
Fourth Quarter 2017	$0.75	$0.10
Third Quarter 2017	$0.31	$0.06
Second Quarter 2017	$0.16	$0.06
First Quarter 2017	$0.23	$0.06
Fourth Quarter 2016	$0.23	$0.06
Third Quarter 2016	$0.16	$0.06
Second Quarter 2016	$0.31	$0.06
First Quarter 2016	$0.75	$0.10

On December 31, 2018, the closing price was US$0.005 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $
Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150		3,241,848
Shares issued for Services	5,000	-	32,000
Fair Value of Share Rights Expired	34,000	-	85,000
	1,661,150	-	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-
Balance, December 31, 2017	49,661,150	100,000	4,106,207

Shares Issued for Services	600,000	-	7,373
Shares Issued on Conversion of Convertible Promissory Notes	176,150,754	-	1,934,419

Balance, December 31, 2018	226,411,904	100,000	6,047,999

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

On July 15, 2016, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 shares with a fair value equal to the value of the underlying debt settled.

On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled certain promissory notes totalling $118,204 (US$91,475) by the issuance of 8,000,000 shares with a fair value equal to the value of the underlying debt settled

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled promissory notes totalling $175,185 (including US$65,550) by the issuance of 8,000,000 shares with a fair value of $133,779. A gain of $41,406 on the settlement of debts was recognized.

On December 12, 2016, the Company completed a private placement of 500,000 shares at US$0.50 per share, raising gross proceeds of $308,977 (US$250,000). The shares were not issued by December 31, 2016 and on September 20, 2017, the Company re-priced the subscription share price to US$0.10 per share and issued 2,500,000 common shares to the subscribers.

On June 12, 2017, the Company settled convertible promissory notes totalling $32,700 by the issuance of 2,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On September 21, 2018, the Company settled a convertible promissory note owed to a company controlled by a former Officer and Director of the Company in the amount of $61,694 (US$50,000) by the issuance of 1,000,000 common shares with a fair value equal to the value of the underlying debt settled.

During the year ended December 31, 2016, the Company issued 250,000 shares at a fair value of $0.06 per share to a related party for consulting services rendered. Share-based compensation of $15,000 was recorded.

During the year ended December 31, 2017, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 250,000 common shares valued at $21,896.

During the year ended December 31, 2018, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 600,000 common shares valued at $7,373.

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

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally, such gains and losses will be ordinary income or loss from U.S. sources.

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

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of PFIC Shares would be calculated by allocating the gain rateably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income.  Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures
 The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2018, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2018, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2018.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2018 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2018, using the COSO framework. There were no changes in ICFR during the 2017 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2018 and 2017.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: April 26, 2019	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer