Form 20-F/A
period 2018-12-31
Digatrade Financial Corp
filed 2019-08-21
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F-A

[_] Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

OR

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2018

OR

[_] Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.

OR

[_] Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Brad Moynes
Tel: 604-200-0071; Fax: 604-200-0072
1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value
(Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

226,411,904 shares of common stock as at December 31, 2018. 100,000 shares of Class B common stock as at December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.            [_] Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d)  of the Securities Exchange Act of 1934     [_] Yes  [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes  [_] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   [X] Yes  [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]   Accelerated filer [_]  Non-accelerated filer [X]
   Emerging Growth Company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [_]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]   International Financial Reporting Standards as issued Other [_]
by the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17  [_] Item 18

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).          [_] Yes  [X] No

Digatrade Financial Corp

PART I

Introduction.  Digatrade Financial Corp (referred to as “Digatrade” or “the Company”), is a British Columbia corporation, incorporated on December 28, 2000. The Company is listed as a fully reporting issuer on the OTC Market Group Inc.’s “Pink” marketplace, and trades under the symbol “DIGAF”.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008, the Company changed its name to Rainchief Energy Inc., and on February 19, 2015, to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name to Digatrade Financial Corporation.

Digatrade operates as a financial technology (FinTech) services company. The Company has been focused on the financial technology industry since 2015. During that time, the Company has pursued several different areas of business including blockchain development services, transaction services for crypto-currencies (e.g. Bitcoin) and other related financial services technologies.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. However, effective October 17, 2018, the Company closed its online retail trading platform, although the Company may continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019 the Company executed a definitive agreement (the “Securter Agreement”) with Securter Inc. (“Securter Inc.”), a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter Inc. sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Pursuant to the terms of the Securter Agreement, the parties agreed to form a subsidiary of Digatrade, Securter Systems, Inc. (“Securter Systems”), and assign all of the assets and intellectual property of Securter Inc. into Securter Systems. Securter Systems has been created to launch and commercialize the Securter technology under Digatrade.

The Securter Agreement with Securter Inc. sets out that Securter’s technology will be launched and commercialized under Securter Systems as a Digatrade subsidiary. The consummation of the Securter Agreement is subject to certain milestone events, including the contribution of capital by Digatrade to Securter Systems.

Item 1.   Identity of Directors, Senior Management and Advisers

A.
Directors and Senior Management.

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes, Tyrone Docherty, and Timothy Delaney of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  Mr. Moynes also serves as our Chairman, Chief Executive Officer and Interim Chief Financial Officer. See Item 6 for further information.

B.
Advisers.

Not applicable; Pursuant to Instructions to Item 1.B, we are not required to provide this information.

C.
Auditors.

The Company’s registered independent auditors are WDM Chartered Professional Accountants, Suite 420 – 1501 West Broadway, Vancouver, British Columbia, Canada, V6J 4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.   Offer Statistics and Expected Timetable

Not applicable; Pursuant to Instructions to Item 2, we are not required to provide this information.

Item 3.   Key Information

A.   Selected Financial Data

The following selected information should be read in conjunction with the Company’s consolidated financial statements and notes for the year ended December 31, 2018, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

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

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2018, using:

●
226,411,904 common shares outstanding on an actual basis;
●
100,000 Class B common shares outstanding on an actual basis

	December 31,	As Adjusted
	2018	June 30,
		2019
	(audited)	(unaudited)
	$	$
Cash	493,810	392,004
Long-term obligations, less current portion	11,961	-

Shareholders’ (deficiency) equity
Share capital	6,047,999	6,507,198
Contributed Surplus	-	60,000
Accumulated deficit	(6,298,936)	(6,935,727)
Shareholders’ (deficiency) equity	(250,937	(368,529)

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

C.   Reasons for the Offer and Use of Proceeds

The Company is seeking to raise gross proceeds of up to US$5,000,000 from the sale of its securities in a Reg. A offering (the “Offering”). The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company. All proceeds from such will become immediately available to us and may be used as they are accepted.

Percentage of Offering Sold	100%	75%	50%	25%
Gross Offering Proceeds	$5,000,000	$3,750,000	$2,500,000	$1,250,000
Use of Proceeds:
General Working Capital	$1,800,000	$600,000	$100,000	$50,000
Research & Development of Securter technology (1)	$3,000,000	$3,000,000	$2,300,000	$1,100,000
Legal Fees	$75,000	$75,000	$75,000	$75,000
Accounting Fees	$25,000	$25,000	$25,000	$25,000
Reserve/contingency	$100,000	$50,000	$0	$0
TOTAL	$5,000,000	$3,750,000	$2,500,000	$1,250,000

(1)  As it relates to general working capital allocated for the development of Securter technology, use of proceeds will be for research and development of the Securter patent pending application that will enable FinTech to be more secure with online payments for Card not Present “CNP” transactions. The Securter Agreement is attached to this report as Exhibit 10.1. The anticipated technology development costs and key personnel hires in year-one will be approximately US$1.14m. The Securter Systems team will consist of one full-time CTO, CINO or VP of R&D, three full-time company developers, scientific adviser, one full-time technical support person, web programmer, web designer, 3rd party software development company and HW development company. Additional PCI and EMV L2 certifications will be approximately US$190k.

In the event that the Offering is less than fully subscribed, the Company plans to raise capital from other financial instruments to fund operations related to Securter Systems and/or reduce planned staffing/hires which may delay implementation of the proposed business plan . The Company cannot guarantee that it will be available to raise sufficient capital for such purposes from other sources.

D.   Risk Factors

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

For the year ended December 31, 2018, we recorded a net loss of from operations of $1,122,820 (US$866,822) as compared to a net loss of $674,520 (US$520,199) for the year ended December 31, 2017. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2018, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $6,298,938 (US$5,725,781) as at December 31, 2018. Operations for the year ended December 31, 2018 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least US$3,000,000 to further fund the development of a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

We cannot predict when or if we will produce revenues.

We have not generated any revenue to date from operations. In order for us to continue with our plans and open our business, we must raise capital. The timing of the completion of the milestones needed to commence operations and generate revenues is contingent on the success of this raise. There can be no assurance that we will generate revenues or that revenues will be sufficient to maintain our business.

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

Cybersecurity risks associated with the FinTech industry are becoming increasingly challenging and we may be unable to meet future regulatory requirements related to data protection and privacy.

Cybersecurity is becoming increasingly challenging with the growth in the number of hackers and financial stalkers seeking opportunities to disrupt operations and/or extort funds from persons or companies whose cybersecurity measures were unable to prevent malicious data harvesting and misuse. We cannot guarantee that all such attempts shall be defeated, nor that our intellectual property shall remain beyond the reach of parties seeking proprietary insights. Data protection and privacy is never absolute, regardless of method(s) used. Independent of any 3rd party malicious intent referred to above, there is a risk that despite best efforts our data protection and privacy shall not meet a future regulatory definition of a reasonable standard, if it is imposed or “expected” retroactively. Information at risk may or may not be financial in nature and may or may not be our own information. We do not have sufficient resources to evaluate all possible outcomes, or all possible measures that we could take now, or could have taken in the past, to attain an even higher level of diligence and care than we are taking presently.

Regulatory compliance in the FinTech sector is evolving.

We are unable to guarantee that we will be able to proceed with all desired plans if the regulatory environment changes in a manner that undermines existing business plans. Such regulations have an impact in every country in which we will be deriving revenue from licensing or by any other commercial mechanism.

We may be unable to meet growth Open Source technology trends which could have a detrimental impact on our business.

Open source software compliance and vulnerability management has become an area of risk due to the expanding scope of this realm of software. We cannot ensure that we will at all times fully understand the state-of-the-art standing of every aspect of our own development goals until such time that a sufficient expenditure of time, money and effort has been made to understand all open source material and trends, and their relevance to our own interests.

Customers may not adapt to our new technology which may affect our ability to generate revenues in the future.

Culture risk emerges when our organization interfaces with financial institutions as our customers. We do not know in advance whether all our customers will be willing to make changes, if necessary, to accommodate protocols that arise from the adoption of our technology, or incompatibility that may arise from the nature of our software development methods, including our approach to FinTech problem solving.

Reliance on systems governance on third party transactions may risk compliance issues.

Governance for intelligent automation is of increasing importance in business activity that is characterized by a large number of small-dollar-value transactions. Our revenue model requires sharing of transaction fees for commerce that, in aggregate, may represent millions or even hundreds of millions of consumer transactions. We may therefore need to rely upon systems-governance more than individual situational oversight where third party transactions are concerned. This may mean that non-compliance of some type may come to light too late to remedy in the immediate tense and may therefore only be correctable with systemic adjustment for the future.

FinTech is an emerging industry that may be subject to changes in accounting standards in the future the adoption of which may require time for our business to adjust.

New accounting standards in the category of FinTech sector businesses may be introduced over time and have a bearing on our planning, execution and reporting in respect of issues that have hitherto been satisfactory and understood, but may require a period of transition to grasp implications at the strategic level and communicate same to shareholders effectively.

Use of data and analytics in our internal audit may become more complex as metadata becomes increasingly important to our analyses. It is not known whether the effect upon our internal practices of new analytics will remain permissible from the perspective of third-party audits occurring after-the-fact.

Our use of Cloud computing, data storage and/or cloud collaboration may not conform to future operational “best practices.”

Transitioning to and operating “in the cloud” is a matter whose risks and rewards are subject to conflicting strategies even amongst companies who otherwise are considered to have best practices, operationally. It is not knowable in advance whether our own policies regarding the use of cloud computing, cloud data storage or cloud collaboration in our use of information, our sharing of information and our design of proprietary information assets will conform to a future interpretation of “best practices”, after cloud eco-system techniques and their implications are better understood.

We rely on third party service providers which we may not be able to control. This subjects us to risks for failure of performance in development of our business plan.

We will at all times in the pursuit of our goals rely on at least some expertise that is external to our company. Despite best efforts to vet the competency of service providers, it will not be possible to fully appreciate the quality of their contribution until after-the-fact, which may in some instances require second attempts, corrections or new directions. We shall always seek to mitigate our risk and liability arising from any failures of performance that may arise; however, it is not possible to quantify this in financial terms or predict it in operational terms. The risk in our development work is inherently high and does not diminish over time as we will continually focus on customer problems that require new solutions yet to be created.

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

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, including those related to Securter technology, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of Canada or the United States. In addition, third parties may seek to challenge, invalidate or circumvent our intellectual property, or applications for same. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers for which we may be liable. As the number of service providers and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from developing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our software products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our end-customers for certain intellectual property infringement claims regarding our software products. As a result, in the case of infringement claims against these end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If an end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

Risks Related to Our Stock

The market price of our shares may fluctuate significantly.

The market price and liquidity of the market for shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Some of the factors that could negatively affect the market price of our shares include:

●
our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;

●
equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

●
loss of a major funding source;

●
actual or anticipated accounting problems;

●
changes in market valuations of similar companies;

●
adverse market reaction to any indebtedness we incur in the future;

●
speculation in the press or investment community;

●
price and volume fluctuations in the overall stock market from time to time;

●
general market and economic conditions, and trends including inflationary concerns, the current state of the credit and capital markets;

●
significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;

●
changes in law, regulatory policies or tax guidelines, or interpretations thereof;

●
operating performance of companies comparable to us; and

●
short-selling pressure with respect to shares of our shares generally.

As noted above, market factors unrelated to our performance could also negatively impact the market price of our shares. One of the factors that investors may consider in deciding whether to buy or sell our shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of our shares. For instance, if interest rates rise, it is likely that the market price of our shares will decrease as market rates on interest-bearing securities increase.

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

Our stock trades on the OTC "Pink" Marketplace but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for energy generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market.

In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than US$5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As a "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of US$1 million or annual incomes exceeding US$200,000, or US$300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

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

Item 4.   Information on the Company

A.   History and Development of the Company

The Company was incorporated under the name Black Diamond Holdings Corporation back on December 28, 2000. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008, the Company changed its name to Rainchief Energy Inc., and on February 19, 2015, to Bit-X Financial Corporation. On October 27, 2015, the Company changed its name to Digatrade Financial Corporation.

Digatrade operates as a financial technology (FinTech) services company. The Company has been focused on the financial technology industry since 2015. During that time, the Company has pursued several different areas of business including blockchain development services, transaction services for crypto-currencies (e.g. Bitcoin) and other related financial services technologies.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. However, effective October 17, 2018, the Company closed its online retail trading platform, although the Company may continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019 the Company executed a definitive agreement (the “Securter Agreement”) with Securter Inc. (“Securter Inc.”), a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Securter Agreement with Securter Inc. sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Pursuant to the terms of the Securter Agreement, the parties agreed to form a subsidiary of Digatrade, Securter Systems, Inc. (“Securter Systems”), and assign all of the assets and intellectual property of Securter Inc. into Securter Systems. Securter Systems has been created to launch and commercialize the Securter technology under Digatrade. The consummation of the Securter Agreement is subject to certain milestone events, including the contribution of capital by Digatrade to Securter Systems.

B.   Business Overview

Securter Systems

Overview

Securter Systems is a newly-formed subsidiary, incorporated on March 20, 2019, of Digatrade. The name Securter describes both the technology itself and Securter Systems that is developing a proprietary payment platform that increases the security of credit card holder information and enhances the authentication of online credit card purchases. These enhancements help online merchants and banks significantly reduce Card-Not-Present (“CNP”) fraud. CNP Fraud losses are estimated at over US$6 Billion annually in North America.

Securter Systems may also reduce the costs associated with PCI DSS compliance, a payments industry processing protocol. Securter Systems technology, which is now patent pending, focuses on cardholder identification for transaction verification.

Following EMV (a credit card cooperative association) technology migration to reduce counterfeit fraud at “point of sale” (POS), criminals are currently able to steal credit card information from personal computers & open public networks. Securter Systems has researched and is developing the software and hardware of a next generation of online user authentication that is based on remote processing of EMV/smart credit/debit cards. Securter Systems’ payment platform adapts and extends conventional and existing methods, by going beyond the most reliable EMV technology (currently intended for physical Point of Sales / POS) to secure EMV online payments as well.

The research and development is related to the cyber-security field, in order to provide robust system architecture without dependence upon any kind of personal computer vulnerabilities. This is possible because all operations are performed on two trusted sides – the bank side and a smart-card secured microprocessor. This eliminates the need for costly risk management by intermediate servers (that is the norm today).

Intellectual Property

We rely on Patent (pending), trademark, copyright and trade secret laws, confidentiality procedures, and contractual provisions to protect our technology.

Our IP includes  "know how", programming code, business plans, potential customer and partner lists, ideas related to R&D cycle and other confidential information to protect IP as trade secrets.

As of November 19, 2015, we had filled provisional patent pending application that was continued as a PCT patent application that currently started the examination in the United States and Canada. Securter Systems Inc. International Patent Application “Coordinator managed payments” No. PCT/CA2016/051294  intended to cover overall payment/authentication system architecture and possible implementation of a very secure payment terminal.

The proposed payment system architecture allows:

*very reliable customer authentication and authorization based on processing smart cards

* technology implementation in a variety of potential business directions such as e-commerce/retail, e-gov (Digital ID), IoT payments/authentication, e-banking (especially for unbanked population), digital authentication services, blockchain cryptocurrencies, etc.

US Patent application status:

On May 21st, 2019 we had filled US Revival Patent application and assignment (including a Petition to revive)  with the United States Patent and Trademark Office. This application was filed as a small entity (less than 500 employees) and the application number is 16/462,548.

On June 12th, 2019 we have received notice that the application was revived as of June 11th, 2019.

Canadian Patent application status:

We have received the Notice of National Phase Entry for the Canadian patent application, indicating that this application was accorded the filing date of November 7, 2016, and assigned Application No. 3,040,776.

Provisional Rights: This application has been laid open to public inspection. In Canada, “reasonable compensation” is available for infringing activities occurring after the laid open date and before the patent issue date.

Substantive Examination:  A request for substantive examination, along with the examination fee, must be submitted within five years of the filing date, or by November 7, 2021.

Vision

Our belief is that enormous resources are being wasted on fraudulent Card-Not-Present (CNP) transactions. We aim to bring a convenient, more affordable and safer solution to cardholders, merchants and financial institutions. We intend to innovate the payment space by collaborating with financial institution stakeholders. Our revenue model is to share in the resulting transaction fees, by being an integral part of the transaction processing.

History

The initial technology idea was introduced by Securter Inc.’s founders. In 2013 an agreement was signed by them with Mr. Steve Epstein, now serving as CEO of Securter Inc., to develop a business plan and to find ways to adapt the technology to the marketplace. Since 2013 Securter Inc.‘s founders have achieved Technology Readiness Level (TRL) 6 – which includes a working prototype tested in the lab environment. On February 26th 2019 Securter Inc.’s founders approved the Securter Agreement with us. This was reported by SEC Form 6-K, which filing included a copy of the agreement. The Securter Agreement called for the formation of a new Digatrade subsidiary (Securter Systems Inc) to receive and hold all the Securter Inc. founders’ technology related assets and intellectual property, including existing and future patent rights.

Under the agreement, Digatrade will fund our new subsidiary up to US$3 Million in operational financing. This will enable the subsidiary to make its technology market-ready for launch through alliances with established payment service providers and other FinTech industry channels.

Previously, Securter Inc.’s founders, through their predecessor company, Securter Inc., submitted a provisional patent under PCT rules (Patent Community Treaty), and received letters of intent for partnership / collaboration with companies specializing in cyber-security and ASIC design & development, and had been accepted into the IBM Global Entrepreneur Program.

The Market

Online shopping is a thriving sector within world commerce. Retail e-commerce sales worldwide are on-track to nearly double between 2016 and 2020. Internet-savvy buyers are determined to spend time researching products online and reading online reviews in order to get the best deal possible. Around 42 percent of U.S. consumers have searched and purchased products or services online, while 14 percent prefer searching online and buying in store. Retail sales from worldwide electronic commerce are expected to grow from $2.3 trillion U.S. dollars in 2017 to almost $4.9 trillion in 2021.

Technical and Commercial objectives

Securter Inc. will proceed further with the development of its online payments system to become fully ready for demonstrations in an operational environment and field testing by 2020.

Securter Systems currently has a functional “Alpha” prototype and will proceed with the development of its online payments system that will be available for demonstrations in an operational environment and field testing.

Projected timetable: Securter Systems will proceed in the 8 months post Regulation A funding (Phase 1) with the Payment Card Industry Data Security Standard (PCI DSS) Compliance that applies to companies that process and transmit cardholder data; Payment Service Provider (PSP) integration; Mobile Application development; Server Side (Back End) and Website (Front End) development. By the end of this phase, Securter Systems will start a real-world pilot with on-line merchants. We already have interested prospective implementation partners. This is why we believe that our transaction fee revenue sharing model is realistic.

In Phase 2, Securter Systems will make improvements based on Phase 1 tests and demonstrations (developmental testing and evaluation of whether the Securter platform meets operational requirements) and testing actual applications of the technology in its final form under real-life conditions.

Costs of Development

Approximately $30,000 (US$22,496) in costs have incurred to date paid for by Digatrade and thousands of working hours in R&D and business development. The Company anticipates additional research and development of the Securter technology will cost US$3,000,000.

The anticipated technology development costs and key personnel hires in year-one will be approximately US$1.14m. The Subsidiary team will consist of one full-time CTO, CINO or VP of R&D, three full-time company developers, scientific adviser, one full-time technical support person, web programmer, web designer, 3rd party software development company and HW development company. Additional PCI and EMV L2 certifications will be approximately US$190k.

Securter Agreement

Structure

On March 20, 2019, Digatrade incorporated Securter Systems Inc. as a wholly owned subsidiary.

On April 8, 2019, Securter Systems received a transfer of Intellectual Property, including Patents and Trademarks from Securter Inc. Subject to the terms and conditions of the Agreement with Securter Inc., Securter Systems will issue to shareholders 30,000,000 Class “A” Voting Shares “Shares” and Digatrade has the option to purchase via subscription up to 12,900,000 Shares at a price of US$0.23, for a total investment of up to US$3.0m.

On June 19, 2019 30,000,000 shares were issued to shareholders of Securter Inc. and 100,000 class “B” supervoting shares (1000 votes each) issued to Digatrade Financial Corp. Digatrade retains voting control due to its supervoting shares as well as a board seat (see below) and certain protective provisions in Securter Systems governing documents.

Board of Directors

As per terms of the Digatrade and Securter agreement the board of directors of Securter Systems shall initially be the following three (3) members:

(a)
One third (1/3) of the Board must be represented by Digatrade nominees, which individual shall initially be James D. Romano;

(b)
One third (1/3) of the Board must be represented by Securter Inc.nominees, which individual shall initially be Steve Epstein; and

(c)
One third (1/3) of the Board must be represented by an independent nominee mutually acceptable to both Digatrade and Securter Inc., which individual shall initially be Andrei Grenader.

Termination

Should Digatrade fail to purchase Shares in Securter Systems within 120 days from the date of the Agreement and 90 days from the date of the any previous purchase then Digatrade’s right to purchase Common Stock in Securter Systems shall be terminated. Digatrade will retain all shares acquired at formation and/or purchased regardless of termination.

Technology Rights

All developments, rights to the technology will be the exclusive property of Securter Systems and it will have sole discretion and responsibility to deal with developments.

C.   Organizational Structure.

As of the date of this report, the Company has four wholly-owned subsidiaries, Digatrade Limited (a British Columbia incorporated corporation), Digatrade Limited (a Nevada incorporated corporation), Digatrade (UK) Limited (a United Kingdom incorporated corporation) and Securter Systems Inc., (a Canadian incorporated Corporation).

Digatrade Limited (a British Columbia incorporated corporation), Digatrade Limited (a Nevada incorporated corporation), and Digatrade (UK) Limited (a United Kingdom incorporated corporation) were incorporated during the year ended December 31, 2015.

Securter Systems Inc. (a Canadian incorporated Corporation), was incorporated March 20, 2019.

D.   Property, Plants, and Equipment.

The Company does not own any real estate. The Company’s address is 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

Item 4A. Unresolved Staff Comments

Not applicable; Pursuant to Instructions to Item 4A, we are not required to provide this information.

Item 5.   Operating and Financial Review and Prospects

A. Operating Results

For the years ended December 31, 2018, 2017, and 2016, the Company had net losses of $1,122,820 (US$866,882), $674,520 (US$520,199) and $172,969 (US$130,590), respectively.

Accounting, Audit and Legal expenses decreased by $5,508 (US$4,252) from $105,652 (US$81,480) for the year ended December 31, 2017 to $100,144 (US$77,317) for the year ended December 31, 2018. Accounting and audit fees increased by $2,559 (US$1,976); legal expenses in connection with the issuance of Convertible Promissory Notes increased by $4,359 (US$3,365) and general corporate legal expenses decreased by $12,426 (US$9,594).

Accounting, Audit and Legal expenses increased by $59,130 (US$45,652 to $105,562 (US$81,411) for the year ended December 31, 2017 from $46,523 (US$35,124) for the year ended December 31, 2016. Accounting and audit fees increased by $789 (US$596); legal expenses in connection with the issuance of Convertible Promissory Notes increased by $32,295 (US$24,906) and general corporate legal expenses increased by $26,049 (US$20,089).

Consulting expense for the year ended December 31, 2018 increased by $169,210 (US$160,640) to $307,402 (US$237,332) as compared with $138,192 (US$106,576) for the year ended December 31, 2017, and by $52,043 (US$40,136) as compared with $86,149 (US$65,042) for the year ended December 31, 2016, as a result of increased corporate activity during the respective periods.

During the year ended December 31, 2018 the Company incurred Filing and Transfer Agents Expenses in the amount of $26,331 (US$20,329) as compared with $7,866 (US$6,066) incurred during the year ended December 31, 2017, an increase of $18,465 (US$14,256), as a result of increased filing activity during the period. Filing and Transfer Agents Fees for the year ended December 31, 2017 decreased by $4,950 (US$3,818) from $12,816 (US$9,676 for the year ended December 31, 2016 to $7,866 (US$6,066) for the year ended December 31, 2017 as a result of decreased corporate activity during that year.

During the year ended December 31, 2018 the Company incurred $189,376 (US$146,209)in interest expense on Convertible Promissory Notes and bank Charges expense as compared with $30,669 (US$23,652) and $29,559 (US$22,317) for the years ended December 31, 2017 and 2016, respectively.

The Company did not incur any Investor Relations expenses during the years ended December 31, 2018 and 2016. During the year ended December 31, 2017, the Company entered into investor relations contracts for a total cost of $107,103 (US$82,599).

Management fees for the year ended December 31, 2018 amount to $241,950 (US$186,799) as compared with $105,000 (US$80,977) for the year ended December 31, 2017, and $60,000 (US$45,299) for the year ended December 31, 2016. The increased expenditure during the years ended December 31, 2018 and 2017 resulted from increased corporate activities during the periods under review.

The Company incurred Exchange Platform Development Costs in the amount of $102,683 (US$79,277) during the year ending December 31, 2018, as compared with $104,591 (US$80,662) incurred during the year ended December 31, 2017 and $111,734 (US$84,358) incurred during the year ended December 31, 2016. The reduction in these costs resulted from the renegotiation of the agreement with the platform provider during 2017 and costs related to certain development projects in 2015 which were not continued in 2016 and 2017. The Company will not incur further development expenditures as a consequence of the termination of the exchange trading platform agreement with ANX.

The Company incurred $12,281(US$9,482) in Administrative expenses during the year ended December 31, 2018 as compared with $7,137 (US$5,504) during the year ended December 31, 2017, an increase of $5,144 (US$3,971). The Company did not incur Administrative expenses for the years ended December 31, 2016. Administrative expenditure is comprised of travel, office and website development expenses.

The Company incurred Finders Fees in the amounts of $123,101 (US$95,041) and $109,033 (US$84,088) in connection with the issuance of convertible promissory notes during the years ended December 31, 2018 and 2017, respectively.

The Company incurred a loss on foreign exchange of $26,711 (US$20,622) for the year ended December 31, 2018, as compared with gains on foreign exchange of $40,723 (US$31,406) and $13,238 (US$9,995) for the years ended December 31, 2017 and 2016, respectively. The losses and gain resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2016 the Company earned $119,600 (US$90,297) in Coin Development Fees in connection with the joint venture agreement to develop a diamond-backed digital currency.

During the years ended December 31, 2016, the Company realized net gains on the settlement of certain debts in the amounts of $41,406 (US$31,261). The Company did not realize net gains or incur net losses on settlement of debts in the years ending December 31, 2018 and 2017, respectively.

Financial position

As at December 31, 2018, the Company had a working capital deficiency of $257,432 (US$188,705) as compared with a working capital deficiency of $782,107 (US$623,417) as at December 31, 2017, a decrease of $524,675 (US$405,080) The decrease in working capital deficiency during the year ended December 31, 2018 is due to decreases in Cash of $633(US$489), Accounts Receivable of $297,309 (US$229,540) and Prepaid Expenses of $137,101 (US$105,850); offset by decreases in Trade and Other Payables of $20,934 (US$16,162), Liabilities to Customers of $297,309 (US$229,540) and Current portion of Convertible Notes Payable of $639,347 (US$493,613), and an increase in of $2,128 (US$1,643) in GST Recoverable.

B. Liquidity and Capital Resources

Since we have historically generated nominal revenues from our operations, we have no internal sources of funds and are reliant upon investors and lenders to fund our operations so that we can further develop our products. We have funded our operations to date principally from the sale of convertible promissory notes and, to a lesser extent, sale of equity securities. We believe we will continue to be reliant upon debt and equity financing to fund continuing operations until our business plan is fully implemented. We have incurred losses since inception and have incurred negative cash flows from operations from inception through December 31, 2018. During the year ended December 31, 2018, the Company used cash in the amount of $760,289 (US$586,987) to fund the Company's continuing operations (year ended December 31, 2017 – $693,347 (US$534,718)). Changes in working capital accounts during the year ended December 31, 2018 provided $104,828 (US$80,933) (year ended December 31, 2017 consumed $258,322 (US$199,221)).

During the year ended December 31, 2018 the Company raised $686,590 (US$530,087) by the issuance of Convertible Promissory Notes (year ended December 31, 2017 -$1,642,122 (US$1,266,426)) and re-paid a convertible Promissory Note in the amount of $31,762 (US$25,500) (year ended December 3, 2017 - $130,498 (US$100,642)). As at December 31, 2018, the Company had not entered into any material commitments for capital expenditures. Furthermore, as of the filing date of this Offering Circular, we have no material unutilized sources of liquidity.

We believe our cash flows from our existing cash, cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the 12 months following the date of this Offering Circular. However, if our available cash, cash equivalents and marketable securities, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to our shareholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. Additional capital may not be available on reasonable terms, or at all.

In the 12 months following the commencement of this Offering Circular, we plan to utilize the existing cash, cash equivalents and marketable securities, and the proceeds from this offering to accomplish three objectives: (i) finish software development and ensure its compatibility with the server (our website), (ii) develop and perform small batch manufacturing of card readers, and (iii) showcase our product on the market by partnering with a global FIs and/or PSP companies. To accomplish these objectives, our goals for the 12 months following the commencement of this Offering Circular are to: (a) further develop our website, (b) develop Android/Mobile App platform, (c) develop cryptocurrency merchant solutions for vendors, (d) obtain certification, (e) conduct pilot with online and mobile merchants, (f) manufacture card readers, (g) enter into agreements with distributors, and (h) market our services.

After we develop our product and services and enter into agreements with distributors, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.

Transactions with Related Parties

As reported in the audited consolidated financial statements for the year ended December 31, 2018, the Company was involved in certain transactions with related parties:

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2018, 2017 and 2016, as described below.

	2018	2017	2016
	CDN$	CDN$	CDN$
Management Fees	241,950(1)	105,000(2)	60,000(3)

(1) (US$186,799)
(2) (US$80,977)
(3) (US$45,299)
During the year ended December 31, 2018, the Company incurred consulting fees for services provided by Directors of the Company in the amount of $12,900 (US$9,960) (2017 - $11,296 (US$8,712)).

The above noted management fees were paid to Vancap Ventures Inc., a company controlled by the president of the Company, Brad Moynes.

Financial Instruments

a)       Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

●
Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

●
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

●
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

●
Cash is classified as financial assets at fair value through profit or loss and accordingly carried at its fair value;

●
Bank indebtedness is classified as financial liabilities at fair value through profit or loss and accordingly carried at its fair value; and

●
Trade and other payables and promissory notes are classified as other financial liabilities and are currently carried at their amortized cost.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

C.   Research and Development, Patents and Licenses, etc.

See Item 4 herein, the context of which is incorporated herein by reference.

D.   Trend Information

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on our business, financial condition or results of operations.

E.   Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

F.   Tabular Disclosure of Contractual Obligations

Not applicable.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent.  Information on such persons’ share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (49) Chairman, President, Director and Interim Chief Financial Officer	President and Director of the Company since December 2000.
Tyrone Docherty (59)	Director of the Company since July 10, 2016

Timothy Delaney (64)	Director of the Company since November 20, 2018

Brad J. Moynes: Mr.  Moynes has worked in the public markets and business management since 2000 offering services to private and public companies in sectors including Financial Technology, Internet Commerce, Online Security, Payment Processing, Software Development, Mining & Energy.  Mr. Moynes has held titles including CEO, President & Director.  Currently the President & CEO of Digatrade Financial Corp (a company developing more secure FinTech for online payments including card not present "CNP" transactions).  Areas of expertise include corporate finance with funding mechanisms successfully raising over $25.0m.

Tyrone Docherty: Current CEO of Deer Horn Capital “DHC” and former President & CEO of Quinto Mining Inc., where with limited resources in a difficult market he raised more than $30 million and advanced a Quebec iron ore property to a viable project. Sold Quinto to Consolidated Thompson Iron Mines in June 2008 for a share value equal to $175M. Consolidated Thompson eventually sold to Cliffs Resources for $4.9B. From 2012 to 2018, Tyrone was Director and Chairman of Mason Graphite Inc. Mr. Docherty has worked in the financial and minerals markets for over 30 years.

Timothy G. Delaney: Mr. Delaney graduated with a B. Comm (1979) from the University of British Columbia. He has been active in commercial real estate in both sales and development. He also has extensive experience in corporate filings and due diligence of public companies. From 2003 to 2014 he was the founder, principal, and managing partner for the day to day operations of a retail company with sales in excess of $6,000,000.

Family Relationships

There are no family relationships among and between the issuer’s directors, officers, persons nominated or chosen by the issuer to become directors or officers, or beneficial owners of more than ten percent of any class of the issuer’s equity securities.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter, control person or significant employee has been involved in the last five years in any of the following:

●
Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

●
Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

●
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities,

●
Being found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated,

●
Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity,

●
Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity, or

●
Administrative proceedings related to their involvement in any type of business, securities, or banking activity.

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2018, 2017 and 2016.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Management Fees	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	#	(US$)	(US$)
Brad J. Moynes,	2018	$186,799(1)	$-	$-	$-	-	$-	$-
President	2017	$80,977(2)	$-	$-	$-	-	$-	$-
	2016	$45,299(3)	$-	$-	$-	-	$-	$-
(1) (CDN$241,950)
(2) (CDN$105,000)
(3) (CDN$60,000)

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

Director Compensation

During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments.  There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

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

E.   Share Ownership

Our directors and officer own the indicated shares of common stock as at the date hereof; percentages are based on 302,251,877 shares of common stock and 1,100,000 shares of Class B common stock issued and outstanding as at June 30, 2019:

Name	No. of Shares of Common Stock	Percentage of outstanding (1)
Brad J. Moynes	22,504,000	7.45%
Tyrone Docherty	250,000	*
Timothy Delaney	0	*
All Officers and Directors as a Group (3 persons)	22,754,000	7.46%

Name	No. of Shares of Class B Common Stock	Percentage of outstanding(1)
Brad Moynes	1,100,000	100%

(1) Based on 302,252,877 shares of common stock and 1,100,000 shares of Class B common stock as at June 21, 2019.

Interest of Management and Others in Certain Transactions

Except as described otherwise herein, the Company had the following transactions in which the amount involved exceeds the lesser of $120,000 (US$92,647) and one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years with “Related Persons,” as that term is defined in item 404 of Regulation SK, which includes, but is not limited to:

●
any of our directors or officers;

●
any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

●
any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Trade and Other Payables

As at December 31, 2018, the Company had $129,279 (US$99,811) (2017 - $150,213 (US$115,846)) in trade and other payables.

Management Fees

Management fees for the year ended December 31, 2018 amount to $241,950 (US$186,799) as compared with $105,000 (US$80,977) for the year ended December 31, 2017, and $60,000 (US$45,299) for the year ended December 31, 2016. The increased expenditure during the years ended December 31, 2018 and 2017 resulted from increased corporate activities during the periods under review. The above noted management fees were paid to Vancap Ventures Inc., a company controlled by the president of the Company, Brad Moynes.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 302,251,877 shares outstanding at June 30, 2019.

The Company has approximately 210 shareholders of record at June 30, 2019.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 87.1%.

To the best of our knowledge, approximately 20% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of June 30, 2019.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 8% of the Class "A" common voting shares and all of 1,100,000 of the Class "B" common voting non-participating shares. As a result the percentage of shares controlled by the directors currently represents voting control of the Company.

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

Management Fees
	2018	2017	2016
	CDN$	CDN$	CDN$
Management Fees	241,950(1)	105,000(2)	60,000(3)
Share-Based Payments	-	-	-

	241,950	105,000	60,000
(1) (US$186,799)
(2) (US$80,977)
(3) (US$45,299)

The above noted management fees were paid to Vancap Ventures Inc., a company controlled by the president of the Company, Brad Moynes.

During the year ended December 31, 2018, the Company incurred consulting fees for services provided by Directors of the Company in the amount of $12,900 (2017 - $11,296).

During the year ended December 31, 2016, the Company incurred consulting fees for services provided by a Director of the Company. The fees were settled by the issuance of 250,000 post-consolidation shares at $0.06 per share (Note 10(c)(ii)) and a cash payment of $6,699 (US$5,000).

C.   Interest of Experts and Counsel

None.

Item 8.   Financial Information

See the consolidated financial statements under Item 18.

Item 9.   The Offer and Listing

A.   Offer and Listing Details

The Company is listed as a fully reporting issuer on the OTC Market Group Inc.’s “Pink” marketplace, and trades under the symbol “DIGAF”

The Company's common shares are traded on the OTC Market Group Inc.’s “Pink” marketplace under the symbol DIGAF; the shares are not listed on any exchange or traded on any other medium.  Trading commenced in the first quarter 2004 on the Pink Sheets and then became a reporting issuer and was listed for trading on the OTC Markets during the second quarter of 2007.

B.   Plan of Distribution

Not applicable; Pursuant to Instructions to Item 9, we are not required to provide this information.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable; Pursuant to Instructions to Item 9, we are not required to provide this information.

E.   Dilution

Not applicable; Pursuant to Instructions to Item 9, we are not required to provide this information.

F.   Expenses of the Issue

Not applicable; Pursuant to Instructions to Item 9, we are not required to provide this information.

Item 10.   Additional Information

A.   Share Capital

Unlimited number of common shares without par value, and 1,100,000 Class “B” Common Shares which are non-participating, voting (voting right of 1,000 votes per share) without par value.

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $
Balance, December 31, 2015	1,661,150	-	3,358,848

Shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-
Balance, December 31, 2017	49,661,150	100,000	4,106,207

Shares Issued for Services	600,000	-	7,373
Shares Issued on Conversion of Convertible Promissory Notes	176,150,754	-	1,934,419

Balance, December 31, 2018	226,411,904	100,000	6,047,999

Share issuance

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

F.   Dividends and Paying Agents

Not applicable; Pursuant to Instructions to Item10, we are not required to provide this information.

G.   Statements by Experts

Not applicable; Pursuant to Instructions to Item 10, we are not required to provide this information

H.   Documents on Display

The documents concerning the Company which are referred to in the documents may be inspected at the Company’s headquarters located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.

I.   Subsidiary Information

See the notes to the financial statements.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk

Not applicable. Pursuant to Instructions to Item 11. these disclosures are included in the Company's annual financial statements which are prepared under IFRS.

Item 12.   Description of Securities Other Than Equity Securities

Not applicable.

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2018, using the COSO framework. There were no changes in ICFR during the 2018 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Item 16A.   Audit Committee Financial Experts

The Company does not have a separate audit committee.

Item 16B.   Code of Ethics

The Company has not adopted a Code of Ethics as of the date of this annual report since the Company is in the process of creating reasonably designed standards to deter wrongdoing and promote honest and ethical conduct, compliance, and accountability for its principal officers.

Item 16C.   Principal Accountant Fees and Services

Item 16D.   Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.   Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.   Financial Statements

See Item 18.

Item 18.   Financial Statements

See the consolidated financial statements of the Company, the notes thereto, and the auditors’ reports thereon, which are filed as Exhibit 99.1 with this FORM 20-F.  All of the financial information is presented in accordance with International Financial Reporting Standards.

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
10.1	Agreement with Securter, Inc. dated February 26, 2019
10.2	Agreement with Mega Ideas Holding Limited, dated as of March 31, 2015*
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2018 and 2017.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: August 21, 2019	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer