Form 20-F
period 2019-12-31
Digatrade Financial Corp
filed 2020-06-11
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒  Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2019

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

582,564,926 shares of common stock as at December 31, 2019.
1,100,000 shares of Class B common stock as at December 31, 2019

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

Digatrade Financial Corp., a British Columbia corporation, is a financial technology (FinTech) services company. The Company has been focused on the financial technology industry since 2015. During that time, the Company has pursued several different areas of business including blockchain development services, transaction services for crypto-currencies (e.g. Bitcoin) and other related financial services technologies.

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed its online retail trading platform but will continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019 the Company executed a Definitive Agreement with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes, Tyrone Docherty and Timothy Delaney of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  Mr. Moynes also serves as our Chairman, Chief Executive Officer and Interim Chief Financial Officer. See Item 6 for further information.

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

Selected Consolidated Financial and Operating Data
	Year Ended December 31,
Operating Data	2019	2018
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-
Net Loss	$(2,094,253)	$(522,963)
Loss per Common Share – Basic & Diluted*	$(0.01)	$(0.01)

Number of Shares Outstanding*	582,564,926	226,411,904

Balance Sheet Data	2019	2018
	$	$

Current Assets	$227,662	$1,478,985
Current Liabilities	$735,326	$1,097,913
Total Assets

Share Capital	$7,460,158	$6,080,151
Reserve	60,000
Accumulated Deficit	$(7,793,332)	$(5,699,079)
Dividends per Common Share
Net Loss	$(2,094,253)	$(522,963)
Loss per Common Share – Basic & Diluted*	$(0.01)	$(0.01)

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

The Company realized a gain on foreign exchange of $48,045 for the year ended December 31, 2019 and a gain of $37,682 for the year ended December 31, 2018, respectively.  These foreign exchange gains were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2019 was Cdn$1.2988 per US$1.00. For the past five fiscal years ended December 31, 2019 and for the period between January 1, 2019 and December 31, 2019, the following average exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2015	$1.28
December 31, 2016	$1.33
December 31, 2017	$1.30
December 31, 2018	$1.30
December 31, 2019	$1.30

	Per US$1
Month Ended	High	Low
January 31, 2019	$1.23	$1.33
February 28, 2019	$1.23	$1.32
March 31, 2019	$1.28	$1.34
April 30, 2019	$1.26	$1.34
May 31, 2019	$1.28	$1.35
June 30, 2019	$1.29	$1.33
July 31, 2019	$1.30	$1.31
August 31, 2019	$1.29	$1.33
September 30, 2019	$1.29	$1.32
October 31, 2019	$1.28	$1.32
November 30, 2019	$1.31	$1.32
December 31, 2019	$1.32	$1.32

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2019, using:

●
582,564,926 common shares outstanding on an actual basis;
●
1,100,000 Class B common shares outstanding on an actual basis

		As Adjusted
	December 31, 2019	March 31, 2020
	(audited)	(unaudited)
	$	$
Cash	113,156	5,367
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	7,460,158	8,000,383
Contributed Surplus	60,000	60,000
Accumulated deficit	(7,793,332)	(8,048,674)
Shareholders’ (deficiency) equity	(273,174)	11,709

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

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

During the year ended December 31, 2019, the Company issued 356,153,022 shares of Common Stock with a fair value of $1,379,907, pursuant to the conversion of certain Convertible Promissory Notes.

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

For the year ended December 31, 2019, we recorded a net loss of from operations of $2,094,253 (US$1,610,963) as compared to a net loss of $522,963 (US$403,832) for the year ended December 31, 2018. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2019, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $7,793,332 (US$5,994,870) as at December 31, 2019. Operations for the year ended December 31, 2019 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

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

Our business may suffer from the severity or longevity of the COVID-19 Global Outbreak.

The COVID-19 is currently impacting countries, communities, supply chains and markets, as well as the global financial markets. To date, COVID-19 has not had a material impact on the Company, other than as set forth elsewhere in this document. However, the Company cannot predict whether COVID- 19 will have a material impact on our financial condition and results of operations due to understaffing, disruptions in government spending, among other factors. In addition, at this time we cannot predict the impact of COVID-19 on our ability to obtain financing necessary for the Company to fund its working capital requirements. In most respects, it is too early in the COVID-19 pandemic to be able to quantify or qualify the longer-term ramifications on our business, our customers and/or our potential investors.

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

Risks Related to this Offering and Our Stock

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

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our products and services.

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

On March 31, 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to evaluate opportunities and continue with research and development related services in the digital-asset industry for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology sector unrelated to facilitating trading activities.

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

On February 26, 2019, the Company executed a definitive agreement (the “Securter Agreement”) with Securter Inc., a private Canadian Corporation (“Securter”) that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing.

Pursuant to the terms of the Securter Agreement, the parties agreed to form a subsidiary of Digatrade, Securter Systems, Inc. (“Securter Systems”), and assign all of the assets and intellectual property of Securter into Securter Systems. Securter Systems has been created to launch and commercialize the Securter technology under Digatrade.

The Securter Agreement provides for the launch and commercialization of Securter’s technology under Securter Systems as a Digatrade subsidiary. The consummation of the Securter Agreement is subject to certain milestone events, including the contribution of capital by Digatrade to Securter Systems.

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

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the agreement, the Company was required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX was for a term of two years. Effective October 15, 2018, the revised agreement was terminated, and the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company paid ANX $32,770 (US$25,000) in full settlement of all outstanding liabilities and realized a gain of $7,158 on the termination of the agreement.

On February 26, 2019 the Company entered into a Definitive Agreement with Securter Inc, a Canadian Company. Under the terms of the Definitive Agreement, Securter’s assets and liabilities would be transferred to a new Canadian Federal corporation, Securter Systems Inc (SSI). The Company agreed to subscribe for 100% of SSI’s Class B shares, giving it voting control of SSI. The Company also agreed to fund the development of SSI’s technology and acquire up to 30% of the Class A common shares of SSI.

Item 5.   Operating and Financial Review

For the years ended December 31, 2019, 2018, and 2017, the Company had net losses of $2,094,253, $522,963 (restated) and $674,520 respectively.

Accounting Audit and Legal Expenses amounted to $124,980, $82,485 and $105,652 for the years ended December 31, 2019, 2018 and 2017, respectively. Accounting and Audit expenses for the year ended December 31, 2019 amounted to $49,331, an increase of $4,572 from $44,760 for the year ended December 31, 2018. The expense incurred in 2018 represented an increase of $2,559 over the expense of $42,200 incurred for the year ended December 31, 2017. The increases in expenditure in this category resulted from additional review work in connection with corporate transactions. Legal expenses for the year ended December 31, 2019 amounted to $75,649, an increase of $37,934 over the $37,715 expended in the year ended December 31, 2018. The increase resulted from additional legal services required in connection with corporate transactions including the acquisition of Securter. The decrease in Legal expenses for the year ended December 31, 2018 as compared with the amount of $63,452 expended on legal services in the year ended December 31, 2017 resulted from the reduced corporate activity in 2018 as compared with 2017

Consulting expense for the year ended December 31, 2019 increased by $99,798 to $392,300 as compared with $294,502 for the year ended December 31, 2018, and by $156,310 as compared with $138,192 for the year ended December 31, 2017, as a result of increased corporate activity during the respective periods.

During the year ended December 31, 2018 the Company incurred Filing and Transfer Agents Expenses in the amount of $19,558 as compared with $26,331 incurred during the year ended December 31, 2018, an increase of $6,773, as a result of increased filing activity during the period. Filing and Transfer Agents Fees for the year ended December 31, 2018 increased by $18,465 from $7,866 for the year ended December 31, 2017, as a result of increased corporate activity during that year.

During the year ended December 31, 2019, the Company incurred Investor Relations expenses in the amount of $20,096. The Company did not incur any Investor Relations expenses during the years ended December 31, 2018. During the year ended December 31, 2017, the Company entered into investor relations contracts for a total cost of $107,103.

Management fees for the year ended December 31, 2019 amount to $244,120 as compared with $241,950 for the year ended December 31, 2018, an increase of $2,170, primarily as a result of exchange rate changes. Management fees for the year ended December 31, 2018 increased by $136,950 as compared with $105,000 expended during 2017 as a result of increased corporate activities during that period.

The Company incurred Exchange Platform Development Costs in the amount of $102,683 during the year ending December 31, 2018, as compared with $104,591 incurred during the year ended December 31, 2017 and $111,734 incurred during the year ended December 31, 2016. The reduction in these costs resulted from the renegotiation of the agreement with the platform provider during 2017 and costs related to certain development projects in 2015 which were not continued in 2016 and 2017. The Company did not incur further development expenditures during 2019 as a consequence of the termination of the exchange trading platform agreement with ANX during 2018.

The Company incurred $12,409 in Office expenses during the year ended December 31, 2019, essentially unchanged from $12,282 incurred during the year ended December 31, 2018. Administrative expenses increased by $5,144 from $7,137 for the year ended December 31, 2017 to $12,281 for the year ended December 31, 2018.

The Company incurred Financing Finders Fees in the amounts of $54,746, $123,101 and $109,033 in connection with the issuance of convertible promissory notes during the years ended December 31, 2019, 2018 and 2017, respectively.

During the year ended December 31, 2019, the Company granted stock options with a fair value of $60,000 to directors and certain contractors to the Company. The options were valued using the Black-Scholes model with the assumptions of risk-free rate of 1.68%, volatility of 268% and option life of 7 years.

The Company incurred travel expenses in the amount of $13,944 during the year ended December 31, 2019 in connection with the acquisition of Securter. The Company did not incur any travel expenses during 2018 and 2017.

The Company incurred marketing expenses in the amount of $85,377 during the year ended December 31, 2019 in connection with the promotion of the Company’s business. The Company did not incur any marketing expenses during 2018 and 2017.

The Company realized a foreign exchange gains of $48,045, $37,682 and $40,723 during the years ended December 31, 2019, 2018 and 2017, respectively. The gains resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

The Company incurred Interest expense during the years ended December 31, 2019, 2018 and 2017 in the amounts of $58,470, $198,658 and $30,669. This expenditure was incurred in connection with the Convertible Promissory Notes.

The Company realized recoveries of Accretion Expenses in the amounts of $146,624 and $7,039 for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, the Company recognized a loss in the fair value of derivative instruments of $1,067,076 as compared with a gain in the fair value of derivative instruments of $534,118 during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company realized a net gain on discontinuance of trading platform activities in the amount of $7,158.

Financial position

As at December 31, 2019, the Company had a working capital deficiency of $457,664 as compared with a working capital surplus of $381,072 as at December 31, 2018, a decrease of $838,736. The decrease in working capital deficiency during the year ended December 31, 2019 is due to decreases in Cash of $380,654, Prepaid Expenses of $22,211 and Deferred Loss on Derivative Liabilities of $800,941, and increases in Shareholders’ Loans of $26,565 and $25,052 in the Liability Component of Convertible Promissory Notes; offset by an increase in General Sales Tax Recoverable of $2,483 and decreases in Trade and Other Payables of $7,003 and Derivative Liability of $363,145 and Promissory Notes of $44,057

Liquidity and Capital Resources

As the Company has historically generated nominal revenues from our operations, the Company no internal sources of funds and are reliant upon investors and lenders to fund its operations to continue to further develop its products. The Company has funded its operations to date principally from the sale of convertible promissory notes and, to a lesser extent, sale of equity securities. Management believes that the Company will continue to be reliant upon debt and equity financing to fund continuing operations until the business plan is fully implemented. The Company has incurred losses since inception and have incurred negative cash flows from operations from inception through December 31, 2019.

During the year ended December 31, 2019 the Company raised $572,389 by the issuance of Convertible Promissory Notes (year ended December 31, 2018 (restated) - $795,047) and re-paid a convertible Promissory Notes in the amount of $33,596 (year ended December 31, 2018 - $31,762).

Changes in working capital accounts during the year ended December 31, 2019 provided $9,536 (year ended December 31, 2018 consumed $104,828).

During the year ended December 31, 2019, the Company used cash in the amount of $910,207 to fund the Company's continuing operations (year ended December 31, 2018 (restated) – $868,745).

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (50) Chairman, President, Director and Interim Chief Financial Officer	President and Director of the Company since December 2000.
Tyrone Docherty (60)	Director of the Company since July 10, 2016
Timothy Delaney (65)	Director of the Company since November 20, 2018

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2019, 2018 and 2017.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)

Bradley J.	2019	$187,784	$-	$-	$-	5,000,000	$-	$-
Moynes	2018	$186,781	$-	$-	$-	-	$-	$-
President	2017	$80,994	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2019 to December 31, 2019.

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

E.   Share Ownership

Our directors and officer own the indicated shares of common stock as at the date hereof; percentages are based on 1,120,190,080 shares of common stock and 2,100,000 shares of Class B common stock issued and outstanding as at April 30, 2020

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at April 30, 2020
Brad Moynes	21,723,715	1.9392%
Tyrone Docherty	250,000	0%

Name	No. of shares of Class B Common Stock	Percentage of Class B Common Stock outstanding at April 30, 2020
Brad Moynes	2,100,000	100%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 812,551,132 common shares outstanding at April 30, 2020.

The Company has approximately 210 shareholders of record at April 30, 2020.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 97.1%.

To the best of our knowledge, approximately 5% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of April 30, 2020.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 2% of the Class "A" common voting shares and all of 2,100,000 of the Class "B" common voting non-participating shares. As a result the percentage of shares controlled by the directors currently represents voting control of the Company.

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

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2019, 2018 and 2017, as described below.

Management Fees

	2019	2018	2017
	$	$	$
Management Fees	244,120	241,950	105,000
Share-Based Payments	30,000	-	-

	274,120	241,950	105,000

During the year ended December 31, 2019, the Company incurred consulting fees for services provided by a former director of the Company in the amount of $19,125 up to the date of his resignation as a director on May 22, 2019 (2018 - $12,900). The Company paid $16,200 to this former director subsequent to his resignation.

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

The following table sets forth the high and low closing prices on the OTC Markets and the OTC.BB for the periods indicated, adjusted for the consolidations of the Company’s stock on March 22, 2010, April 3, 2013 and June 8, 2016. See Item 10A below.

	High Sales Price	Low Sales Price
By Quarters in 2019, 2018 & 2017	US$	US$
Fourth Quarter 2019	$0.004	$0.001
Third Quarter 2019	$0.009	$0.003
Second Quarter 2019	$0.023	$0.007
First Quarter 2019	$0.016	$0.005
Fourth Quarter 2018	$0.02	$0.003
Third Quarter 2018	$0.06	$0.01
Second Quarter 2018	$0.16	$0.03
First Quarter 2018	$0.52	$0.10
Fourth Quarter 2017	$0.75	$0.10
Third Quarter 2017	$0.31	$0.06
Second Quarter 2017	$0.16	$0.06
First Quarter 2017	$0.23	$0.06

On December 31, 2019, the closing price was US$0.001 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $
Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150		3,241,848
Shares issued for Services	5,000	-	32,000
Fair Value of Share Rights Expired	34,000	-	85,000
	1,661,150	-	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-
Balance, December 31, 2017	49,661,150	100,000	4,106,207

Shares Issued for Services	600,000	-	7,373
Shares Issued on Conversion of Convertible Promissory Notes	176,150,754	-	1,966,571

Balance, December 31, 2018	226,411,904	100,000	6,080,151
Shares Issued	-	1,000,000	100
Shares Issued on Conversion of Convertible Promissory Notes	356,153,022	-	1,379,907

Balance, December 31, 2019	582,564,926	1,100,000	7,460,158

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

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

During the year ended December 31, 2019, the Company issued 356,153,022 shares of Common Stock with a fair value of $1,379,907, pursuant to the conversion of certain Convertible Promissory Notes.

Share Purchase Warrants
Not applicable

Share Options
On February 14, 2019, the Company granted 5,750,000 options to directors of the Company and 4,250,000 options to consultants. All grants of options were made under the Company’s Stock Option Plan.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.   Controls and Procedures

Item 15.   Controls and Procedures

Disclosure Controls and Procedures
The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2019, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2019, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2019.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2019 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2019, using the COSO framework. There were no changes in ICFR during the 2019 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Digatrade Financial Corp.

Date: June 10, 2020	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer