Form 20-F
period 2020-12-31
Digatrade Financial Corp
filed 2021-04-26
CIK 1369128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐  Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒  Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2020

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

1,342,473,822 shares of common stock as at December 31, 2020.
2,100,000 shares of Class B common stock as at December 31, 2020

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

PART I

Introduction.  Digatrade Financial Corp (referred to as “Digatrade” or “the Company”), is a corporation incorporated in British Columbia, Canada on December 28, 2000.

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

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANXPRO and ANX International”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies e.g. Bitcoin and other digital assets. Effective October 17, 2018, the Company closed its online retail trading platform but will continue to evaluate opportunities and continue with research in digital-asset trading for prospective institutional customers while continuing to seek new opportunities within the blockchain and the financial technology services (non-trading) sector.

On February 28, 2019, the Company executed a Definitive Agreement with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use and protects cardholder privacy by eliminating the distribution of personal information to third parties. With the current worldwide surge in online commerce expected to continue for years to come, the problem of credit card security is large and growing. The Definitive Agreement with Securter sets out that Securter’s technology will be launched and commercialized as a Digatrade subsidiary.

On September 8, 2020, effected a reorganization of its capital structure. All the issued and outstanding Original Class A Common Shares and Class B shares of SSI were cancelled, and new Class A shares (“New Class A Common Shares”) were issued. As a result of the reorganization, the Company ceased to hold a controlling interest in SSI.

Item 1.   Identity of Directors, Senior Management and Advisors

The President of the Company is Brad Moynes, and the directors of the Company are Brad Moynes and Timothy Delaney of 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6.  Mr. Moynes also serves as our Chairman, Chief Executive Officer and Interim Chief Financial Officer. See Item 6 for further information.

The Company’s registered independent auditors are WDM Chartered Professional Accountants, Suite 420 – 1501 West Broadway, Vancouver, British Columbia, Canada, V6J 4Z6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.   Selected Financial Data

The following selected information should be read in conjunction with the Company’s consolidated financial statements and notes for the year ended December 31, 2020, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.  With respect to the Company’s consolidated financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.

Selected Consolidated Financial and Operating Data
	Year Ended December 31,
Operating Data	2020	2019
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-
Net Loss	$(2,711,872)	$(2,094,253)
Loss per Common Share – Basic & Diluted*	$(0.003)	$(0.01)

Number of Shares Outstanding*	1,342,473,822	582,564,926

Balance Sheet Data	2020	2019
	$	$

Current Assets	$293,157	$227,662
Current Liabilities	$1,862,080	$735,326
Total Assets

Share Capital	$8,876,281	$7,460,158
Reserve	$60,000	60,000
Accumulated Deficit	$(10,505,204)	$(7,793,332)
Dividends per Common Share
Net Loss	$(2,711,872)	$(2,094,253)
Loss per Common Share – Basic & Diluted*	$(0.003)	$(0.01)

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

The Company realized a gain on foreign exchange of $2,485 for the year ended December 31, 2020 and a gain of $48,045 for the year ended December 31, 2019, respectively.  These foreign exchange gains were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2020 was CAD$1.2732 per US$1.00. For the past five fiscal years ended December 31, 2020 and for the period between January 1, 2020 and December 31, 2020, the following average exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2015	$1.28
December 31, 2016	$1.33
December 31, 2017	$1.30
December 31, 2018	$1.30
December 31, 2019	$1.30
December 31, 2020	$1.34

	Per US$1
Month Ended	High	Low
January 31, 2020	$1.34	$1.30
February 28, 2020	$1.45	$1.32
March 31, 2020	$1.42	$1.34
April 30, 2020	$1.41	$1.39
May 31, 2020	$1.37	$1.38
June 30, 2020	$1.36	$1.34
July 31, 2020	$1.34	$1.34
August 31, 2020	$1.34	$1.30
September 30, 2020	$1.33	$1.31
October 31, 2020	$1.33	$1.31
November 30, 2020	$1.33	$1.30
December 31, 2020	$1.30	$1.27

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2020, using:

●
1,342,473,822 common shares outstanding on an actual basis;
●
2,100,000 Class B common shares outstanding on an actual basis

		As Adjusted
	December 31, 2020	March 31, 2021
	(audited)	(unaudited)
	$	$
Cash	476	8,866
Long-term obligations, less current portion	-	-

Shareholders’ (deficiency) equity
Share capital	8,876,281	10,073,690
Contributed Surplus	60,000	60,000
Accumulated deficit	(10,505,204)	(10,660,071)
Shareholders’ (deficiency) equity	(1,568,923)	(526,381)

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

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 1,100,000 to 2,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

During the year ended December 31, 2019, the Company issued 356,153,022 shares of Common Stock with a fair value of $1,379,907, pursuant to the conversion of certain Convertible Promissory Notes.

During the year ended December 31, 2020, the Company issued 759,908,896 shares of Common Stock with a fair value of $1,416,023, pursuant to the conversion of certain Convertible Promissory Notes.

On April 14, 2020, the Company passed a resolution to increase the authorized number of Class “B” common shares from 1,100,000 to 2,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

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

For the year ended December 31, 2020, we recorded a net comprehensive loss of $2,839,260 as compared to a net comprehensive loss of $2,252,324 for the year ended December 31, 2019. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2020, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $10,505,204 as at December 31, 2020. Operations for the year ended December 31, 2020 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least US$500,000 to further expand in South America and fund the marketing and distribution of the proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

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

New accounting standards in the category of FinTech sector businesses may be introduced over time and have a bearing on our planning, execution and reporting in respect of issues that have hitherto been satisfactory and understood but may require a period of transition to grasp implications at the strategic level and communicate same to shareholders effectively.

Use of data and analytics in our internal audit may become more complex as metadata becomes increasingly important to our analyses.

It is not known whether the effect upon our internal practices of new analytics will remain permissible from the perspective of third-party audits occurring after-the-fact.

Our use of Cloud computing, data storage and/or cloud collaboration may not conform to future operational “best practices.

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

If you are a United States investor, your legal recourse could be limited.

The Company is incorporated under the laws of British Columbia, Canada. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

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

During January 2019 we incorporated Securter Systems Inc. (a Canadian corporation). On September 9, 2020, we ceased to control Securter Systems Inc.

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

On February 26, 2019 the Company entered into a Definitive Agreement with Securter Inc, a Canadian Company. Under the terms of the Definitive Agreement, Securter’s assets and liabilities would be transferred to a new Canadian Federal corporation, Securter Systems Inc (SSI). The Company agreed to subscribe for 100% of SSI’s Class B shares, giving it voting control of SSI. The Company also agreed to fund the development of SSI’s technology and acquire up to 30% of the Class A common shares of SSI. On September 8, 2020, SSI effected a reorganization of its share capital, whereby the Company ceased to hold voting control of SSI.

Item 5.   Operating and Financial Review

For the years ended December 31, 2020, 2019, and 2018, the Company had net losses of $2,711,872, $2,094,253, and $522,963 (restated), respectively.

Accounting Audit and Legal Expenses amounted to $109,154, $57,143 and $82,485 for the years ended December 31, 2020, 2019 and 2018, respectively. Accounting and Audit expenses for the year ended December 31, 2020 amounted to $106,763, as compared with $49,331 for the year ended December 31, 2019, an increase of $57,432. The increase resulted from additional audit and accounting work in connection with corporate transactions. Audit and Accounting expenses for the year ended December 31, 2018 amounted to $44,759. Legal fees for the years ended December 31, 2020, 2019 and 2018 amounted to $2,391, $7,812 and $37,715, respectively. This category of expense was incurred in connection with ongoing corporate activity.

Consulting expense for the year ended December 31, 2020 decreased by $230,704 to $145,396 as compared with $376,100 for the year ended December 31, 2019 and increased by $81,598 as compared with $294,502 for the year ended December 31, 2018. The decrease during the year ended December 31, 2020 and the increase during the year ended December 31, 2019 resulted from varying levels of corporate activity during the respective periods.

Management fees for the year ended December 31, 2020 amounted to $133,939 as compared with $244,120 for the year ended December 31, 2019, a decrease of $110,181. Management fees for the year ended December 31, 2019 increased by $2,170 as compared with $241,950 expended during 2018. The decrease and during the year ended December 31, 2020 and the increase during the year ended December 31, 2019, resulting from changes in the levels of corporate activity during the respective periods.

During the year ended December 31, 2020 the Company incurred Filing and Transfer Agents Expenses in the amount of $20,903 as compared with $19,558 incurred during the year ended December 31, 2019, an increase of $1,345 as a result of increased filing activity during the period. Filing and Transfer Agents Fees for the year ended December 31, 2019 decreased by $6,773 from $26,331 incurred for the year ended December 31, 2018, as a result of decreased corporate activity during that year.

The Company incurred Marketing expenses in the amount of $4,039 during the year ended December 31, 2020, as compared with $10,708 during the year ended December 31, 2019, a decrease of $6,669, in connection with the promotion of the Company’s business. The Company did not incur any marketing expenses during 2018.

During the year ended December 31, 2020, the Company incurred office expenses in the amount of $273, a decrease of $12,136 as compared with $12,409 incurred during the year ended December 31, 2019. The Company incurred $12,409 in Office expenses during the year ended December 31, 2019, essentially unchanged from $12,282 incurred during the year ended December 31, 2018.

During the year ended December 31, 2019, the Company incurred Investor Relations expenses in the amount of $20,096. The Company did not incur any Investor Relations expenses during the years ended December 31, 2020 and 2018.

The Company incurred Financing Finders Fees in the amounts of $54,746 and $123,101 in connection with the issuance of convertible promissory notes during the years ended December 31, 2019 and 2018, respectively. The Company did not incur Financing Finders Fees expense during the year ended December 31, 2020

The Company did not incur Stock Based Compensation expense during the years ended December 31, 2020 and 2018. During the year ended December 31, 2019, the Company granted stock options with a fair value of $60,000 to directors and certain contractors to the Company. The options were valued using the Black-Scholes model with the assumptions of risk-free rate of 1.68%, volatility of 268% and option life of 7 years.

The Company incurred travel expenses in the amount of $13,944 during the year ended December 31, 2019 in connection with the acquisition of Securter. The Company did not incur any travel expenses during 2020 and 2018.

The Company incurred Exchange Platform Development Costs in the amount of $102,683 and Director’s Fees in the amount of $12,900 during the year ending December 31, 2018. The Company did not incur expenses in these categories during 2019 and 2020.

The Company realized a foreign exchange gains of $2,485, $48,045 and $37,682 during the years ended December 31, 2020, 2019 and 2018, respectively. The gains resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

The Company incurred Interest Expense during the years ended December 31, 2020, 2019 and 2018 in the amounts of $30,785, $58,470 and $198,658. This expenditure was incurred in connection with the issuance of Convertible Promissory Notes.

The Company realized Accretion Expenses in the amounts of $137,880, $146,624 and $7,039 for the years ended December 31, 2020, 2019 and 2018, respectively. During the year ended December 31, 2020, the Company recognized a loss in the fair value of derivative instruments of $1,995,930 as compared with a loss of $1,067,076 during the year-ended December 31, 2019 and a gain in the fair value of derivative instruments of $534,118 during the year ended December 31, 2018. The changes in the Fair Value of Derivative instruments are driven by changes in the calculated volatility of the price of the Company’s publicly traded stock.

During the year ended December 31, 2020, the Company recognized a gain of $151,301, resulting from the write-off of matured promissory notes, the holders of which are untraceable or have otherwise abandoned their claims (year ended December 31, 2019 and 2018 - $Nil).

During the period to September 8, 2020, the Company realized a loss on the discontinued operations of SSI in the amount of $127,637 as compared with a loss of $158,843 for the year ended December 31, 2019 and recognised a loss of $286,570 on the disposal of SSI on September 8, 2020.

Financial position

As at December 31, 2020, the Company had a working capital deficiency of $238,702 as compared with a working capital deficiency of $238,321, an increase of $381.

The increase in working capital deficiency during the year ended December 31, 2020 is due to decreases in Cash of $112,680 and GST Recoverable of $1,611, together with increases in Trade and Other Payables, Convertible Promissory Notes – Liability Component and Derivative Liability amounting to $25,321, $41,128 and $1,240,664, respectively. These amounts were offset by an increase in the value of the Deferred Loss on Derivatives in the amount of $129,786 and decreases in the value of the loan Payable and Promissory Notes of $26,595 and $153,794, respectively.

Liquidity and Capital Resources

As the Company has historically generated nominal revenues from our operations, the Company no internal sources of funds and are reliant upon investors and lenders to fund its operations to continue to further develop its products. The Company has funded its operations to date principally from the sale of convertible promissory notes and, to a lesser extent, sale of equity securities. Management believes that the Company will continue to be reliant upon debt and equity financing to fund continuing operations until the business plan is fully implemented. The Company has incurred losses since inception and have incurred negative cash flows from operations from inception through December 31, 2020.

During the year ended December 31, 2020 the Company raised $403,601 by the issuance of Convertible Promissory Notes (year ended December 31, 2019 - $572,389) and $100 by the issuance of additional Class B stock. (year ended December 31, 2019 - $100). During the year ended December 31, 2019, the Company, re-paid a convertible Promissory Note in the amount of $33,596 and raised $196 in advances from the Minority interest in SSI.

Changes in working capital accounts during the year ended December 31, 2020 consumed $26,860 (year ended December 31, 2019 provided $9,464).

During the year ended December 31, 2020, the Company used cash in the amount of $414,417 to fund the Company's continuing operations (year ended December 31, 2019 – $751,364) and invested $145,901 in the operations of SSI (December 31, 2019 – $158,915).

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (50) Chairman, President, Director and Interim Chief Financial Officer	President and Director of the Company since December 2000.
Timothy Delaney (66)	Director of the Company since November 20, 2018

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2020, 2019 and 2018.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)

Bradley J. Moynes,	2020	$99,880	$-	$-	$-	-	$-	$-
President	2019	$187,784	$-	$-	$-	5,000,000	$-	$-
2018		$186,781	$-	$-	$-	-	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2020 to December 31, 2020.

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

E.   Share Ownership

Our directors and officer control the indicated shares of common stock as at the date hereof; percentages are based on 1,385,615,822 shares of common stock and 2,100,000 shares of Class B common stock issued and outstanding as at March 31, 2021

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at March 31, 2021
Brad Moynes	22,504,000	1.57%

Name	No. of shares of Class B Common Stock	Percentage of Class B Common Stock outstanding at March 31, 2021
Brad Moynes	2,100,000	100%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 1,385,612,822 common shares and 2,100,000 Class B common shares outstanding at March 31, 2021.

The Company has approximately 212 shareholders of record at March 31, 2021.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 98.1%.

To the best of our knowledge, approximately 2% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of March 31, 2021.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 1.6% of the Class "A" common voting shares and all of 2,100,000 of the Class "B" common voting non-participating shares. As a result, the percentage of shares controlled by the directors currently represents voting control of the Company.

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

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2020, 2019 and 2018, as described below.

Management Fees

	2020	2019	2018
	$	$	$
Management Fees	133,939	244,120	241,950
Share-Based Payments	-	30,000	-

	133,939	274,120	241,950

During the year ended December 31, 2020, the Company incurred consulting fees for services provided by a former director of the Company in the amount of $Nil (year ended December 31, 2019 - $19,125 up to the date of his resignation as a director on May 22, 2019 The Company paid $16,200 to this former director subsequent to his resignation. (year ended December 31,2018 - $12,900)).

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

	High Sales Price	Low Sales Price
By Quarters in 2019, 2018 & 2017	US$	US$
Fourth Quarter 2020	$0.007	$0.001
Third Quarter 2020	$0.002	$0.001
Second Quarter 2020	$0.002	$0.001
First Quarter 2020	$0.003	$0.001
Fourth Quarter 2019	$0.004	$0.001
Third Quarter 2019	$0.009	$0.003
Second Quarter 2019	$0.023	$0.007
First Quarter 2019	$0.016	$0.005
Fourth Quarter 2018	$0.02	$0.003
Third Quarter 2018	$0.06	$0.01
Second Quarter 2018	$0.16	$0.03
First Quarter 2018	$0.52	$0.10
Fourth Quarter 2017	$0.75	$0.10
Third Quarter 2017	$0.31	$0.06
Second Quarter 2017	$0.16	$0.06
First Quarter 2017	$0.23	$0.06

On December 31, 2020, the closing price was US$0.004 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $

Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150		3,241,848
Shares issued for Services	5,000	-	32,000
Fair Value of Share Rights Expired	34,000	-	85,000
	1,661,150	-	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-
Balance, December 31, 2017	49,661,150	100,000	4,106,207

Shares Issued for Services	600,000	-	7,373
Shares Issued on Conversion of Convertible Promissory Notes	176,150,754	-	1,966,571

Balance, December 31, 2018	226,411,904	100,000	6,080,151
Shares Issued	-	1,000,000	100
Shares Issued on Conversion of Convertible Promissory Notes	356,153,022	-	1,379,907

Balance, December 31, 2019	582,564,926	1,100,000	7,460,158
Shares Issued	-	1,000,000	100
Shares Issued on Conversion of Convertible Promissory Notes	759,908,896	-	1,416,023

Balance, December 31, 2020	1,342,473,822	2,100,000	8,876,281

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

During the year ended December 31, 2020, the Company issued 759,908,896 shares of Common Stock with a fair value of $1,416,023, pursuant to the conversion of certain Convertible Promissory Notes.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

Disclosure Controls and Procedures
The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2020, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2020, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2020.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2020 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2020, using the COSO framework. There were no changes in ICFR during the 2020 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2020 and 2019.*

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: April 26, 2021	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer