Form 20-F
period 2021-12-31
Digatrade Financial Corp
filed 2022-05-05
CIK 1369128

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

☒     Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2021

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

1,563,339,616 shares of common stock as at December 31, 2021.

2,100,000 shares of Class B common stock as at December 31, 2021

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

The Company’s registered independent auditors are Harbourside Chartered Professional Accountants, Suite 1140, 1185 West Georgia Street, Vancouver, BC V6E 4E6.  For further information, see Item 16C and the consolidated financial statements under Item 8.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.   Selected Financial Data

The following selected information should be read in conjunction with the Company’s consolidated financial statements and notes for the year ended December 31, 2021, filed with this Form 20-F.  This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.  With respect to the Company’s consolidated financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles.

Selected Consolidated Financial and Operating Data

	Year Ended December 31,
Operating Data	2021	2020
	$	$
Sales	-	-
Gross Profit, Net of Cost of Sales	-	-
Net Profit (Loss)	$436,867	$(2,711,872)
Profit (Loss) per Common Share – Basic & Diluted*	$0.000	($0.01)

Number of Shares Outstanding*	1,563,339,616	1,342,473,822

Balance Sheet Data	2021	2020

Current Assets	$303,867	$293,157
Current Liabilities	$850,665	$1,862,080
Total Assets	$303,867	$293,157

Share Capital	$9,391,778	$8,876,281
Reserve	$60,000	$60,000
Accumulated Deficit	$(10,068,337)	$(10,505,204)
Dividends per Common Share
Net Loss	$436,867	$(2,711,872)
Profit (Loss) per Common Share – Basic & Diluted*	$0.000	($0.01)

_________

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

The Company realized a loss on foreign exchange of $5,370 for the year ended December 31, 2021 and a gain of $2,485 for the year ended December 31, 2020, respectively.  These foreign exchange gains were due to currency exchange rate fluctuations between the Canadian and United States dollar.

The Bank of Canada closing exchange rate on December 31, 2021 was CAD$1.2678 per US$1.00. For the past five fiscal years ended December 31, 2021 and for the period between January 1, 2021 and December 31, 2021, the following average exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of United States dollars (based on the nominal exchange rates provided by the Bank of Canada):

Year Ended	Average per US$1
December 31, 2016	$1.33
December 31, 2017	$1.30
December 31, 2018	$1.30
December 31, 2019	$1.30
December 31, 2020	$1.34
December 31, 2021	$1.25

	Per US$1
Month Ended	High	Low
January 31, 2021	$1.28	$1.26
February 28, 2021	$1.28	$1.25
March 31, 2021	$1.27	$1.25
April 30, 2021	$1.26	$1.23
May 31, 2021	$1.23	$1.21
June 30, 2021	$1.24	$1.20
July 31, 2021	$1.28	$1.23
August 31, 2021	$1.29	$1.25
September 30, 2021	$1.28	$1.25
October 31, 2021	$1.27	$1.23
November 30, 2021	$1.28	$1.24
December 31, 2021	$1.29	$1.26

B.   Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2021, using:

•	1,563,339,616 common shares outstanding on an actual basis;

•	2,100,000 Class B common shares outstanding on an actual basis

		As Adjusted
	December 31, 2021	March 31, 2022

	(audited)	(unaudited)
	$	$
Cash	39,205	11,755
Long-term obligations, less current portion

Shareholders’ (deficiency) equity
Share capital	$9,391,778	9,637,365
Obligation to issue shares	$69,761	-
Contributed Surplus	$60,000	$60,000
Accumulated deficit	$(10,068,337)	$(10,117,109)
Shareholders’ (deficiency) equity	$(546,798)	$(419,744)

On October 10, 2018, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics:  non-participating, no-par value, and with the voting right of 1,000 votes per share. On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Office of the Company. On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000 and issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

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

During the year ended December 31, 2021, the Company issued 220,865,794 shares of Common Stock with a fair value of $585,258, pursuant to the conversion of certain Convertible Promissory Notes.

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

For the year ended December 31, 2021, we recorded a net comprehensive profit of $436,867 as compared to a net comprehensive loss of $2,711,872 for the year ended December 31, 2020. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements for the year ended December 31, 2021, our ability to continue operations is uncertain.

We continue to incur operating losses and have a consolidated deficit of $10,068,337 as at December 31, 2021. Operations for the year ended December 31, 2021 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least US$500,000 to fund the marketing and distribution of the proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing, reducing financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. A full implementation of our business plan will be delayed until the necessary capital is raised.

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

The market price and liquidity of the market for shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. Some of the factors that could negatively affect the market price of our shares include:

•	our actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategy or prospects;
•	equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;
•	loss of a major funding source;
•	actual or anticipated accounting problems;
•	changes in market valuations of similar companies;
•	adverse market reaction to any indebtedness we incur in the future;
•	speculation in the press or investment community;
•	price and volume fluctuations in the overall stock market from time to time;
•	general market and economic conditions, and trends including inflationary concerns, the current state of the credit and capital markets;
•	significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;
•	changes in law, regulatory policies or tax guidelines, or interpretations thereof;
•	operating performance of companies comparable to us; and
•	short-selling pressure with respect to shares of our shares generally.

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

Item 5.   Operating and Financial Review

Results of Operations

For the years ended December 31, 2021 and 2020, the Company had a net profit of $436,867 and a net loss of $2,711,872, respectively.

Accounting Audit and Legal Expenses amounted to $118,274 and $109,154, for the years ended December 31, 2021, and 2020, respectively. Accounting and Audit expenses for the year ended December 31, 2021 amounted to $66,850, as compared with $106,763 for the year ended December 31, 2020, a decrease of $39,913. The decrease resulted from additional audit and accounting work in connection with corporate transactions in 2020 which did not re-occur during the year ended December 31, 2021. Legal fees for the year ended December 31, 2021, amounted to $51,424, as compared with $2,391 incurred during the year ended December 31, 2020; an increase of $49,033. The legal expense was incurred in connection with ongoing corporate activity.

Consulting expense for the year ended December 31, 2021 increased by $27,775 to $173,171 as compared with $145,396 for the year ended December 31, 2020. The increase during the year ended December 31, 2021 was a result of varying levels of corporate activity during the period.

Management fees for the year ended December 31, 2021 amounted to $169,348 as compared with $133,939 for the year ended December 31, 2020, an increase $35,409. The increase during the year ended December 31, 2021 was a result of varying levels of corporate activity during the period.

During the year ended December 31, 2021 the Company incurred Filing and Transfer Agents Expenses in the amount of $15,382 as compared with $20,903 incurred during the year ended December 31, 2020, a decrease of $5,521. The decrease resulted from reduced regulatory filing activity during the period.

The Company recognized the following expenses and gains in connection with the issuance of certain Convertible Promissory Notes.

Accretion Expenses amounted to $129,391 and $137,880 for the years ended December 31, 2021 and 2020, respectively. Interest Expense during the years ended December 31, 2021 and 2020 amounted to $39,182 and $30,785, respectively. The Company incurred Financing Fees during the year ended December 31, 2021 in the amount of $46,066. During the year ended December 31, 2021, the Company recognized a gain in the Fair Value of Derivative Instruments of $1,132,174 as compared with a loss of $1,995,930 during the year ended December 31, 2020.

The Company recorded a loss on Foreign Exchange of $5,370 for the year ended December 31, 2021, as compared with a gain of $2,485 for the year ended December 31, 2020 The loss and gain resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2021, the Company recognized Other Income in the amount of $13,312, resulting from the write-off of a long-outstanding liability.

During the year ended December 31, 2020, the Company recognized a gain of $151,301, resulting from the write-off of matured promissory notes, the holders of which are untraceable or have otherwise abandoned their claims.

During the period to September 8, 2020, the Company realized a loss on the discontinued operations of SSI in the amount of $127,637 and recognised a loss of $286,570 on the disposal of SSI on September 8, 2020.

Financial position

As at December 31, 2021, the Company had a working capital deficiency of $546,798 as compared with a working capital deficiency of $$1,568,923 as at December 31, 2020, an decrease in working capital deficiency of $1,022,125.

The decrease in working capital deficiency during the year ended December 31, 2021 is due to increases in cash at Bank of $38,729 and Prepaid Expenses of $23,763, and decreases in Accounts Payable and Accrued Liabilities of $12,472, Derivative Liability of $1,059,292, Convertible Promissory Notes - Liability Component of $3,159 and Promissory Notes Payable of $27; offset by decreases in GST Receivable of $1,002, and Deferred Loss on Derivatives of $50,780, and an increase of $63,535 in Loans from Shareholders.

Liquidity and Capital Resources

As the Company has historically generated nominal revenues from our operations, the Company no internal sources of funds and are reliant upon investors and lenders to fund its operations to continue to further develop its products. The Company has funded its operations to date principally from the sale of convertible promissory notes and, to a lesser extent, sale of equity securities. Management believes that the Company will continue to be reliant upon debt and equity financing to fund continuing operations until the business plan is fully implemented. The Company has incurred losses since inception and have incurred negative cash flows from operations from inception through December 31, 2021.

During the year ended December 31, 2021 the Company raised $536,517, by the issuance of Convertible Promissory Notes (year ended December 31, 2020 - $403,700) and $63,535 in loans from shareholders (year ended December 31, 2020 - $Nil), respectively. During the year ended December 31, 2020 the Company raised $100 by the issuance of additional Class B stock.

Changes in working capital accounts during the year ended December 31, 2021 consumed $35,233 (year ended December 31, 2020 provided $26,860).

During the year ended December 31, 2021, the Company used cash in the amount of $561,323 to fund the Company's continuing operations (year ended December 31, 2020 – $370,479). During the year ended December 31, 2020 the Company invested $145,901 in the operations of SSI.

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

Name and Positions Held	Experience and Principal Business Activities

Bradley J. Moynes (51) Chairman, President, Director and Interim Chief Financial Officer	President and Director of the Company since December 2000.

Timothy Delaney (67)	Director of the Company since November 20, 2018

B.   Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the executive officers of the Company in each of the years ended December 31, 2021, 2020 and 2019.  The table includes compensation paid for service by such persons to subsidiaries. All amounts are stated in US dollars.

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary	Bonus	Other	Restricted Stock Awards	Options or SAR's	LPIT Payouts	All Other Compensation
		(US$)	(US$)	(US$)	(US$)	(#)	(US$)	(US$)
Bradley J. Moynes,	2021	$135,478	$-	$-	$-	$-	$-	$-
President	2020	$99,880	$-	$-	$-	$-	$-	$-
	2019	$187,784	$-	$-	$-	$5,000,000	$-	$-

Executive Compensation Plans and Employment Agreements

Management Agreements

No management agreements were entered into for the period commencing January 1, 2021 to December 31, 2021.

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

E.   Share Ownership

Our directors and officer control the indicated shares of common stock as at the date hereof; percentages are based on 1,658,124,459 shares of common stock and 2,100,000 shares of Class B common stock issued and outstanding as at March 31, 2022

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at March 31, 2022
Brad Moynes	8,647,842	0.05215%

Name	No. of shares of Class B Common Stock	Percentage of Class B Common Stock outstanding at March 31, 2022
Brad Moynes	2,100,000	100%

Item 7.   Major Shareholders and Related Party Transactions.

A.   Major Shareholders

To our knowledge, only one person beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 5% of the voting rights attached to the 1,385,612,822 common shares and 2,100,000 Class B common shares outstanding at March 31, 2022.

The Company has approximately 212 shareholders of record at March 31, 2022.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 98.1%.

To the best of our knowledge, approximately 2% of the Company’s common shares are owned by residents of Canada or residents of countries other than the United States.  The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 2%. These assumptions are based on our shareholder registry issued by Action Stock Transfer as of March 31, 2022.

To our knowledge, we are not owned or controlled directly or indirectly by another corporation or by any foreign government, nor are there any arrangements which may result in a change of control of the Company. The directors of the Company own approximately 1.4% of the Class "A" common voting shares and all of 2,100,000 of the Class "B" common voting non-participating shares. As a result, the percentage of shares controlled by the directors currently represents voting control of the Company.

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

Compensation of Key Management Personnel

The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2021 and 2020, as described below.

Management Fees

	2021	2020

Management Fees	169,348	133,939

During the year ended December 31, 2020, the Company incurred consulting fees for services provided by a former director of the Company in the amount of $Nil (year ended December 31, 2019 - $19,125 up to the date of his resignation as a director on May 22, 2019 The Company paid $16,200 to this former director subsequent to his resignation. (year ended December 31,2018 - $12,900)).

During the year ended December 31, 2021, the Company received $63,535 (2020-$Nil) advance from shareholder.

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

	High Sales Price	Low Sales Price
By Quarters in 2019, 2018 & 2017	US$	US$
Fourth Quarter 2021	$0.009	$0.002
Third Quarter 2021	$0.006	$0.003
Second Quarter 2021	$0.012	$0.004
First Quarter 2021	$0.026	$0.004
Fourth Quarter 2020	$0.007	$0.001
Third Quarter 2020	$0.002	$0.001
Second Quarter 2020	$0.002	$0.001
First Quarter 2020	$0.003	$0.001
Fourth Quarter 2019	$0.004	$0.001
Third Quarter 2019	$0.009	$0.003
Second Quarter 2019	$0.023	$0.007
First Quarter 2019	$0.016	$0.005
Fourth Quarter 2018	$0.02	$0.003
Third Quarter 2018	$0.06	$0.01
Second Quarter 2018	$0.16	$0.03
First Quarter 2018	$0.52	$0.10
Fourth Quarter 2017	$0.75	$0.10
Third Quarter 2017	$0.31	$0.06
Second Quarter 2017	$0.16	$0.06
First Quarter 2017	$0.23	$0.06

On December 31, 2021, the closing price was US$0.0099 per share.

B.   Plan of Distribution

Not applicable.

C.   Markets

See "Offer and Listing Details" above.

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

Item 10.   Additional Information

A.   Share Capital Authorized

Unlimited number of common shares without par value

Issued and Outstanding

	Number of Common Shares	Number of Class B Common Shares	Amount $

Balance, December 31, 2015 (Post-Share Consolidation)	1,622,150		3,241,848
Shares issued for Services	5,000	-	32,000
Fair Value of Share Rights Expired	34,000	-	85,000
	1,661,150	-	3,358,848

Post-consolidation shares issued in settlement of debt	41,000,000	-	276,983
Shares issued for Services	250,000	-	15,000
Shares held in escrow	(1,500)	-	(5,374)

Balance, December 31, 2016 (Post-Share Consolidation)	42,909,650	-	3,645,457

Shares Issued	2,500,000	-	334,975
Shares Issued in Settlement of Debts	4,000,000	-	103,779
Shares Issued for Cash	-	100,000	100
Shares Issued for Services	250,000	-	21,896
Shares Held in Trust	1,500	-	-
Balance, December 31, 2017	49,661,150	100,000	4,106,207

Shares Issued for Services	600,000	-	7,373
Shares Issued on Conversion of Convertible Promissory Notes	176,150,754	-	1,966,571

Balance, December 31, 2018	226,411,904	100,000	6,080,151
Shares Issued	-	1,000,000	100
Shares Issued on Conversion of Convertible Promissory Notes	356,153,022	-	1,379,907

Balance, December 31, 2019	582,564,926	1,100,000	7,460,158
Shares Issued	-	1,000,000	100
Shares Issued on Conversion of Convertible Promissory Notes	759,908,896	-	1,416,023

Balance, December 31, 2020	1,342,473,822	2,100,000	8,876,281

Shares Issued on Conversion of Convertible Promissory Notes	220,865,794	-	515,497
	1,563,339,616	2,100,000	9,391,778

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

During the year ended December 31, 2021, the Company issued 220,865,794 shares of Common Stock with a fair value of $585,257, pursuant to the conversion of certain Convertible Promissory Notes.

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

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.   Controls and Procedures

Disclosure Controls and Procedures

The Chief Executive and Interim Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive and Interim Chief Financial Officer has concluded that, as of December 31, 2021, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties, which management believes is a material weakness in our internal controls and procedures. We intend to address such weakness and work with outside advisors to improve our controls and procedures as and when the circumstances of the Company permit this.

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

Management completed an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2021, using the Committee of Sponsoring Organizations of the Treadaway Commission (“COSO”) framework as contemplated by Rule 13a-15(c). Based on this assessment, the Company concluded that it did not have effective internal controls over financial reporting as of December 31, 2020.

The Company’s assessment of the effectiveness of the ICFR as at December 31, 2021 identified certain material weaknesses as of that date:

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

Changes in Internal Control over Financial Reporting

As disclosed above, the Company completed its assessment of its ICFR in place for the year ended December 31, 2021, using the COSO framework. There were no changes in ICFR during the 2021 fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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

Item 19.   Exhibits

Exhibit No.	Description of Exhibit
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)
3.(ii)	By-laws (Schedule “A”)
4.(1)	Management Agreement of January 1, 2008 (Bradley James Moynes)
4.(2)	Management Agreement of January 1, 2008 (James Robert Moynes)
4.(3)	Certifications (Brad J. Moynes)*
4.(4)	Certification Pursuant 18 USC Section (Brad J. Moynes)*
4.(6)	Form of Warrant dated May 23, 2007
23.(1)	Consent of Independent Auditors*
99.(1)	Consolidated Financial Statements for the years ended December 31, 2021 and 2020.*

_______

*   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

Digatrade Financial Corp.

Date: April 29, 2022	By:	/s/ Brad J. Moynes
Brad J. Moynes
Chairman, President and Chief Executive Officer

